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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As submitted confidentially with the Securities and Exchange Commission on May 29, 2014
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

OASMIA PHARMACEUTICAL AB
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

Sweden (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification No.)

Vallongatan 1
752 28 Uppsala, Sweden
+46 18 50 54 40
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

CT Corporation System
111 Eighth Avenue
New York, NY 10011
(212) 590-9330
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Clifford A. Brandeis Zukerman Gore Brandeis & Crossman, LLP 11 Times Square New York, NY 10036 Telephone: (212) 223-6700 Facsimile: (212) 223-6433	Julian Aleksov Chief Executive Officer Oasmia Pharmaceutical AB Vallongatan 1 752 28 Uppsala, Sweden Telephone: +46 18 50 54 40 Facsimile: +46 18 51 08 73

          Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

          If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

          If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee

Ordinary Shares, par value SEK 0.01 per share(2)	$	$

(1)
Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)
American Depositary Shares issuable on deposit of the ordinary shares registered hereby have been registered under a separate registration statement on Form F-6 (File No.: 333-    ). Each American Depositary Share will represent                         ordinary shares.

          The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED [                ], 2014

PRELIMINARY PROSPECTUS

Oasmia Pharmaceutical AB

(Incorporated in Sweden)

American Depositary Shares

Representing            Ordinary Shares

$            per American Depositary Share

        This is the initial public offering of Oasmia Pharmaceutical AB in the United States. We are offering            American Depositary Shares (each, an "ADS" and, collectively the "ADSs"), each representing            of our ordinary shares (the "Ordinary Shares"). Prior to this offering, there has been no public market for the ADSs representing the Ordinary Shares. We estimate that the initial public offering price will be between $ and $ per ADS.

        The Ordinary Shares are listed on NASDAQ OMX Stockholm under the symbol "OASM" and on the Frankfurt Stock Exchange under the symbol "OMAX." On May 28, 2014, the last reported sale price of the Ordinary Shares on NASDAQ OMX Stockholm and the Frankfurt Stock Exchange was $3.04 and $1.65, respectively, based on the certified foreign exchange rates published by the Federal Reserve Bank of New York on May 23, 2014.

        We have applied to list the ADSs on the NASDAQ Global Market under the symbol "OASM."

        We are an "emerging growth company" as defined by the Jumpstart Our Business Startups Act of 2012 and as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

        Investing in the ADSs involves a high degree of risk. See "Risk Factors" beginning on page 10 of this prospectus for certain factors you should consider before investing in the ADSs.

	Per Share	Total

Initial public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses to us	$	$

        We have granted the underwriters a 30-day option to purchase a total of up to            additional ADSs.

        The underwriters expect to deliver the ADSs to purchasers on                , 2014.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                , 2014.

        Until                    , 2014 (25 days after the commencement of this offering), all dealers that buy, sell or trade the Ordinary Shares or the ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers

i

to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

        We have not, and the underwriters have not, authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under the circumstances and in the jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of the ADSs. Our business, financial condition, results of operations and prospects may have changed since that date.

        For investors outside the United States: We have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the U.S. Persons outside the U.S. who come into possession of this prospectus must inform themselves of, and observe any restrictions relating to, the offering of the ADSs and the distribution of this prospectus outside the U.S.

        Oasmia, the Oasmia logo and other trademarks or service marks of Oasmia Pharmaceutical AB appearing in this prospectus are the property of Oasmia Pharmaceutical AB. This prospectus also includes trademarks, trade names and service marks that are the property of other organizations. Solely for convenience, trademarks and trade names referred to in this prospectus appear without the ® and TM symbols, but those references are not intended to indicate that we will not assert, to the fullest extent under applicable law, our rights or that the applicable owner will not assert its rights, to these trademarks and trade names.

        All references in this prospectus to "$" are to U.S. dollars, all references to "SEK" are to Swedish kronor and all references to "TSEK" are to Swedish kronor in thousands. Solely for the convenience of the reader, unless otherwise indicated, all krona amounts as of and for the year ended April 30, 2013 have been translated into U.S. dollars at the rate of SEK 6.4817 to $1.00. Unless otherwise indicated, all translations for Euros have been translated into Swedish kronor at the rate of SEK 9.0674 to €1.00, the rate posted by Riksbanken, the Swedish central bank, on April 30, 2014. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.

ii

 PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in the ADSs. You should read this entire prospectus carefully, especially the section in this prospectus entitled "Risk Factors" beginning on page 9 and our financial statements and the related notes thereto appearing at the end of this prospectus, before making an investment decision. As used in this prospectus, references to "Oasmia," the "company," "we," "us" and "our" refer to Oasmia Pharmaceutical AB and its consolidated subsidiaries, except where the context otherwise requires.

Overview

        We are a pharmaceutical company focused on innovative treatments within animal and human oncology. We received conditional approval by the United States Food and Drug Administration ("FDA") for our initial veterinary oncology product in February 2014, which made us eligible for royalties and potential milestone payments from our commercial partner Abbott Animal Health, the animal health division of Abbott Laboratories. Our product and product candidates utilize a proprietary, nanoparticle formulation technology that is designed to facilitate the administration of intravenously-delivered active pharmaceutical ingredients, without the addition of toxic solvents. We believe our formulation may result in improved safety, efficacy and ease of administration over existing drugs. Our initial development and commercialization efforts are focused on creating novel formulations of well-established chemotherapeutic drugs that can be used for the treatment of cancer in both companion animals and humans. We also have another veterinary oncology product candidate and four human oncology product candidates in pre-clinical and clinical development. We expect to disclose top-line Phase III data for our lead human oncology product candidate in the third quarter of 2014.

        Our lead products utilize paclitaxel, the active ingredient of Taxol and Abraxane, two widely used cancer drugs marketed by Bristol-Myers Squibb and Celgene, respectively. Based on the potential benefits of our proprietary formulation technology, we are pursuing a strategy to replace the use of existing paclitaxel-based products in multiple cancers with our novel formulations. Our formulation is marketed under the name Paccal Vet-CA1 ("Paccal Vet") for veterinary indications and is currently called Paclical for human indications. We have licensed the global commercial rights to Paccal Vet, excluding Japan, Russia and the CIS, to Abbott Animal Health. We own the global commercial rights to Paclical, excluding Israel, Turkey, Russia, the CIS, Ukraine, Georgia and Turkmenistan.

        Paccal Vet is the first injectable chemotherapeutic agent authorized for marketing for the treatment of squamous cell carcinoma and mammary carcinoma in dogs. We received conditional approval by the FDA for Paccal Vet for the treatment of mammary carcinoma and squamous cell carcinoma under the Minor Use and Minor Species ("MUMS") designation in the U.S. MUMS designation is a status similar to orphan designation for human drugs, making the sponsor eligible for incentives to support the approval or conditional approval of the designated drug, including seven years of market exclusivity in the U.S. Accordingly, upon our receipt of such conditional approval pursuant to the MUMS designation our commercial partner, Abbott Animal Health, was able to begin selling Paccal Vet in the U.S. Pursuant to our agreement with Abbott Animal Health, we will be entitled to receive tiered royalties on Paccal Vet starting at a minimum of approximately one third of net sales and future potential milestone payments. We believe Paccal Vet can be on the market for up to five years, through annual renewals, while we collect remaining required effectiveness data for full approval. We are currently planning additional efficacy studies in dogs to collect all the necessary efficacy data for full U.S. approval of Paccal Vet for mammary carcinoma and squamous cell carcinoma as well as expand into additional cancer indications, including mast cell tumors.

        Since we do not have sales and marketing operations, we have entered into various licensing and distribution agreements with established pharmaceutical companies to sell Paccal Vet, Paclical, and our other product candidates. In addition to our agreement with Abbott Animal Health, we have also entered into an agreement with Pharmasyntez for the commercialization of Paclical in Russia and the CIS, as well as Ukraine, Georgia and Turkmenistan, and a separate agreement with Medison Pharma for the commercialization of Paclical in Israel and Turkey. Furthermore, we have entered into an agreement with Nippon Zenyaku Kogyo for the commercialization of Paccal Vet in Japan. All of these agreements provide the pharmaceutical companies with the sole right to commercialize one or more of our products in their exclusive territories for all indications. From our incorporation through October 31, 2013, such agreements have yielded cash of SEK 105.86 million in upfront fees and milestone payments, of which SEK 86.94 million has been recognized as revenue. In addition to these partnerships, we may eventually directly commercialize Paclical ourselves using a targeted sales strategy similar to the approach used by Abraxis during the launch of Abraxane in 2005. To that end, we generally expect to retain some rights to commercialize Paclical in the U.S. and the EU.

        We are a newly-commercial stage company with one product conditionally approved for marketing and sale, and given our recent change from development stage to commercial stage, we have not generated any significant revenue other than milestone payments from our commercial partners. We have incurred significant net losses since our inception. We incurred net losses of SEK 65.67 million and SEK 72.38 million for the fiscal years ended April 30, 2012 and April 30, 2013, respectively, and SEK 36.89 million during the six months ended October 31, 2013. These losses have resulted principally from costs incurred in connection with research and development activities and general and administrative costs associated with our operations. As of October 31, 2013, we had a deficit accumulated during development stage of SEK 336.61 million and cash, cash equivalents and short-term investments of SEK 10.85 million. We expect to continue to incur operating losses in the near future as we continue our clinical and preclinical development programs, apply for marketing approval for our product candidates, and subject to obtaining regulatory approval of our product candidates, establish sales and marketing partnerships in preparation for the potential commercialization of our product candidates. We believe that the net proceeds of this offering, together with our existing cash and cash equivalents, will enable us to fund our operating expenses and capital expenditure requirements for at least the next twelve months.

Risk Factors

        Our business is subject to numerous risks that could prevent us from successfully implementing our business strategy. These and other risks are discussed more fully in "Risk Factors" immediately following this prospectus summary and include the following:

  •
  We are substantially dependent on the success of our product and product candidates, none of which may receive full regulatory approval or be successfully commercialized.

  •
  Our product and product candidates may not achieve market acceptance, which could limit our ability to generate revenue from new products.

  •
  Problems in our manufacturing process, failure to comply with manufacturing regulations or unexpected increases in our manufacturing costs could harm our business, results of operations and financial condition.

  •
  We expect to face substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than we do.

  •
  We may not be successful in our efforts to expand our pipeline of product candidates.

  •
  The veterinary market we are seeking to enter with Paccal Vet and our other animal health products is untested.

  •
  Our independent registered public accounting firm has advised us that it has identified a material weakness in our internal control over financial reporting relating to inadequate financial statement preparation and review procedures.

  •
  Our concentration of ownership could be disadvantageous to shareholders.

  •
  There are relationships among our directors and our largest shareholders that could pose a conflict of interest.

  •
  We have incurred significant losses since our inception. We expect to incur losses over the next several years and may never achieve or maintain profitability.

  •
  There is a high rate of failure for drug candidates proceeding through clinical trials.

  •
  Clinical trials for our product candidates are expensive, time consuming, uncertain and susceptible to change, delay or termination.

  •
  The regulatory approval process is uncertain, requires us to utilize significant resources, and may prevent us or our commercial partners from obtaining approvals for the commercialization of some or all of our drug candidates.

  •
  If our efforts to protect the proprietary nature of the intellectual property related to our product or any of our current or future product candidates are not adequate, we may not be able to compete effectively in our market.

Recent developments

Conditional Approval of Paccal Vet

        On February 27, 2014, we received FDA conditional approval for Paccal Vet, which made us eligible for royalties and potential milestone payments from our commercial partner Abbott Animal Health, the animal health division of Abbott Laboratories.

New Financing

        On December 1, 2013, the SEK 105 million loan from investment company Nxt2b was extended for one year and now has a new maturity date of December 31, 2014. After January 1, 2014, the interest rate on this loan from Nxt2b increased from 5% to 8.5%. On December 3, 2013, we announced that we have successfully passed an FDA Pre-Approval Inspection of our manufacturing facility in Uppsala, Sweden. On December 2, 2013, we received a new bank loan from Nordea Bank AB amounting to SEK 40 million, with a term from December 1, 2013 to March 31, 2014, which on March 25, 2014 was subsequently replaced with a loan from Nordea Bank AB having a term from April 1, 2014 to August 29, 2014.

New Ordinary Share Issuance

        On March 7, 2014, we announced that we have completed a Swedish private placement of 3,800,000 new Ordinary Shares, providing us with approximately SEK 72 million before transaction related costs. The proceeds from the private placement are intended to strengthen our working capital as well as finance the continued operations and further development of additional human and veterinary products based on our XR-17 technology.

Corporate Information

        Our registered and principal executive offices are located at Vallongatan 1, 752 28 Uppsala, Sweden, our general telephone number is (46) 18 50 54 40 and our website is http://www.oasmia.com. Our website and information contained on or accessible through our website are not part of this prospectus. Our agent for service of process in the U.S. is CT Corporation System. Our Ordinary Shares have been listed on NASDAQ OMX Stockholm since June 24, 2010 and on the Frankfurt Stock Exchange since January 24, 2011.

Implications of Being an Emerging Growth Company

        As a company with less than $1.0 billion in revenue for our fiscal year ending April 30, 2013, we qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"). An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable to public companies in the U.S. These reduced requirements include not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, as amended (the "Sarbanes-Oxley Act"), in the assessment of the emerging growth company's internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

        We may take advantage of these reduced reporting obligations until the last day of our fiscal year following the fifth anniversary of the date of the first sale of the ADSs pursuant to an effective registration statement under the Securities Act of 1933, as amended (the "Securities Act"), which fifth anniversary will occur in 2019. However, if certain events occur prior to the end of such five-year period, including if we become a "large accelerated filer," our annual gross revenue exceeds $1.0 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company.

        We have elected to take advantage of certain of the reduced disclosure obligations in this prospectus and may elect to take advantage of other reduced reporting requirements in future filings with the Securities and Exchange Commission (the "SEC"). As a result, the information that we provide to our shareholders and holders of the ADSs may be different than the information you might receive from other public reporting companies in which you hold equity interests.

        The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

 THE OFFERING

ADSs offered by us	ADSs (or ADSs if the underwriters exercise their option to purchase additional ADSs in full).
ADSs to be outstanding after this offering	ADSs (or ADSs if the underwriters exercise their option to purchase additional ADSs in full).
Ordinary Shares to be outstanding after this offering	Ordinary Shares (or Ordinary Shares if the underwriters exercise their option to purchase additional ADSs in full).
Option to purchase additional ADSs	We have granted the underwriters a 30-day option to purchase up to additional ADSs to cover over-allotments, if any.
Use of Proceeds

We intend to use the net proceeds of this offering to fund (1) new clinical trials and other regulatory requirements of multiple product candidates; (2) production development, including validation batches; (3) discovery and development of new product candidates; (4) working capital; (5) capital expenditures; and (6) other general corporate purposes, including employees, rent, and costs and expenses of being a U.S. public company. See "Use of Proceeds" for a description of the intended use of proceeds from this offering.

Offering price

On May 28, 2014, the last reported sale price of the Ordinary Shares on the NASDAQ OMX was SEK 20.20 per Ordinary Share, equivalent to US$3.04 per ADS based on an assumed exchange rate of SEK 6.6488 to $1.00. See "Underwriting" for a discussion of factors considered in determining the price to the public of the ADSs.

The ADSs

Each ADS represents        Ordinary Shares. The depositary will hold the Ordinary Shares underlying your ADSs. You will have rights as provided in the deposit agreement. You may cancel your ADSs and withdraw the underlying Ordinary Shares. The depositary will charge you fees for, among other acts, any cancellation. Except in certain limited instances described in the deposit agreement, we may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the terms of the deposit agreement then in effect.

To better understand the terms of the ADSs, you should carefully read "Description of American Depositary Shares" in this prospectus. You should also read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

NASDAQ Global Market Symbol	OASM

Lock-up Agreements

We expect to enter into an agreement with the underwriters, subject to certain exceptions, not to sell or dispose of any of the Ordinary Shares or the ADSs or securities convertible into or exchangeable or exercisable for any of these securities until 180 days after the date of this prospectus. Our directors, officers, and large institutional investors have agreed to similar lock-up restrictions for a period of 180 days. See "Underwriting."

Risk Factors	See "Risk Factors" beginning on page 10 and other information included in this prospectus for a discussion of factors that you should consider carefully before deciding to invest in the ADSs.

        Unless otherwise indicated, the number of Ordinary Shares that will be outstanding immediately after this offering excludes Ordinary Shares issuable upon exercise of all of our warrants outstanding as of April 30, 2014.

 SUMMARY OF SELECTED CONSOLIDATED FINANCIAL DATA

        You should read the following selected financial data in conjunction with our financial statements and the related notes thereto appearing elsewhere in this prospectus and in the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

        The following table summarizes our consolidated financial data as of the dates and for the periods indicated. The selected consolidated financial data for the fiscal years ended April 30, 2013 and April 30, 2012 have been derived from our consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") and interpretations issued by the International Financial Reporting Interpretations Committee as adopted by the EU ("IFRIC-EU"). Furthermore, the recommendation RFR 1, Supplementary accounting regulations for Groups, issued by the Swedish Financial Reporting Board, has been applied. There are no differences applicable to us between the IFRS as issued by the IASB and IFRS-EU for any of the periods presented herein. The consolidated financial data as of and for the six months ended October 31, 2013 and October 31, 2012 have been derived from our unaudited interim consolidated financial statements and related notes thereto included elsewhere in this prospectus. We have restated our consolidated financial statements for the fiscal years ended April 30, 2013 and April 30, 2012 and for the six-month periods ending October 31, 2013 and October 31, 2012 as a result of the reasons disclosed in Note 32 to our consolidated financial statements, included elsewhere in this prospectus. We have prepared the unaudited consolidated financial information set forth below on the same basis as our audited consolidated financial statements. The results for any interim period are not necessarily indicative of the results that may be expected for a full year.

        Our consolidated financial statements are prepared and presented in Swedish krona, our presentation currency. Solely for the convenience of the reader, our consolidated financial statements as of and for the year ended April 30, 2013 have been translated into U.S. dollars at $1.00 = SEK 6.4817 based on the certified foreign exchange rates published by Federal Reserve Bank of New York on April 30, 2013. Such convenience translation should not be construed as a representation that the Swedish krona amounts have been or could be converted into U.S. dollars at this or at any other rate of exchange, or at all.

        Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary consolidated financial data should be read in conjunction with the section "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements included elsewhere in this prospectus.

Consolidated Income Statement Data:

	Six Months Ended October 31,		Year Ended April 30,
	(Restated(1)) 2013	(Restated(1)) 2012	(Restated(1)) 2013	(Restated(1)) 2013	(Restated(1)) 2012
	(TSEK)	(TSEK)	(USD, in thousands)	(TSEK)	(TSEK)
Net sales	24	—	—	—	891
Capitalized development cost	15,484	26,486	7,132	46,229	61,963
Other operating income	4,353	96	389	2,524	104
Raw materials, consumables and goods for resale	(2,286)	(3,933)	(947)	(6,137)	(10,127)
Other external expenses	(27,627)	(31,804)	(9,660)	(62,616)	(72,162)
Employee benefit expenses	(21,827)	(19,560)	(6,543)	(42,408)	(41,144)
Depreciation	(2,479)	(2,547)	(785)	(5,089)	(5,062)
Operating income	(34,359)	(31,263)	(10,427)	(67,583)	(65,536)
Financial income	140	4	91	587	363
Financial expenses	(2,666)	(2,628)	(831)	(5,384)	(497)
Financial items, net	(2,526)	(2,625)	(740)	(4,798)	(135)

Income before taxes	(36,885)	(33,887)	(11,167)	(72,381)	(65,670)
Taxes	—	—	—	—	—

Income for the period	(36,885)	(33,887)	(11,167)	(72,381)	(65,670)

Earnings per share, before and after dilution, SEK(2)	(0.45)	(0.58)	(0.16)	(1.06)	(1.18)
Weighted average number of shares, in thousands before and after dilution(2)	81,772	58,214	10,584	68,605	55,589

(1)
Restatement of figures has been performed in order to correct the accrual of development costs that have been capitalized at the end of each reporting period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Internal control over financial reporting."

(2)
Recalculation of historical figures has been performed with regards to capitalization issue components in the preferential rights share issue carried out in the fiscal quarter ended January 31, 2013.

Consolidated Balance Sheet Data:

	Six Months Ended October 31,	Year Ended April 30,
	(Restated(1)) 2013	(Restated(1)) 2013	(Restated(1)) 2013	(Restated(1)) 2012
	(TSEK)	(USD)	(TSEK)	(TSEK)
Non-current assets	398,838	59,146	383,368	354,073
Liquid assets	10,851	9,713	62,956	2,028
Total current assets	18,252	10,783	69,895	6,227
Total assets	417,090	69,930	453,263	360,299
Total equity	282,268	49,239	319,153	273,474
Total non-current liabilities	891	137	891	16,264
Total current liabilities	133,931	20,553	133,219	70,561
Total liabilities	134,822	20,691	134,110	86,825

Consolidated Cash Flow Data:

	Six Months Ended October, 31	Year Ended April, 30
	(Restated(1)) 2013	(Restated(1)) 2013	(Restated(1)) 2013	(Restated(1)) 2012
	(TSEK)	(USD)	(TSEK)	(TSEK)
Cash flow from operating activities	(34,157)	(11,100)	(71,946)	(53,758)
Cash flow from investing activities	(17,949)	(8,854)	(57,388)	(74,772)
Cash flow from financing activities	—	29,354	190,263	78,662

(1)
Restatement of figures has been performed in order to correct the accrual of development costs that have been capitalized at the end of each reporting period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Internal control over financial reporting."

RISK FACTORS

        Investing in the ADSs involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus, including our consolidated financial statements, before making an investment decision regarding our securities. The risks and uncertainties described below are those significant risk factors, currently known and specific to us, which we believe are relevant to an investment in our securities. The risk factors are not placed in order of priority and should not be construed as comprehensive. Additional risks and uncertainties not currently known to us or those we now deem immaterial may also harm us and adversely affect your investment in the ADSs. If any of these risks materialize, our business, results of operations or financial condition could suffer, the price of the ADSs could decline and you could lose part or all of your investment. In addition to the information disclosed in this prospectus, investors should make their own assessment of each risk factor and its potential impact on our future development as well as an assessment of the impact of general conditions, including market conditions and world events.

Risks Related to Our Product and Product Candidates

We are substantially dependent on the success of our product and product candidates, none of which may receive full regulatory approval or be successfully commercialized.

        None of our product candidates has been approved for full commercial distribution, and only one of our product candidates has been approved for commercial distribution at all. To date, we have invested nearly all of our resources in the research and development of our product candidates, which consist of Paccal Vet-CA1 ("Paccal Vet") for cancer in dogs, Paclical for ovarian cancer and other cancers in humans, Docecal for breast cancer in humans, Doxophos Vet for lymphoma in dogs, Doxophos for breast cancer and other cancers in humans, and OAS-19 for various cancers in humans. Our near-term prospects, including our ability to finance our company and to enter into strategic collaborations and generate revenue, are directly dependent upon on the successful development and commercialization of our product and product candidates, particularly Paccal Vet and Paclical.

        The development and commercial success of our product and product candidates will depend on a number of factors, including, without limitation, the following:

  •
  timely initiation and successful completion of preclinical studies and clinical trials for our product candidates;

  •
  demonstration to the satisfaction of the United States Food and Drug Administration ("FDA"), the European Medicines Agency ("EMA") and other applicable regulatory authorities the safety and efficacy of our product and product candidates to obtain regulatory and marketing approval for our product and product candidates in the U.S., Europe and elsewhere;

  •
  continued compliance with all clinical and regulatory requirements applicable to our product and product candidates;

  •
  maintenance of an acceptable safety profile of our products following regulatory approval;

  •
  competition with other treatments;

  •
  creation, maintenance and protection of our intellectual property portfolio, including patents and trade secrets, and regulatory exclusivity for our product and product candidates;

  •
  effectiveness of our and our partners' marketing, sales and distribution strategy and operations;

  •
  ability of our third-party manufacturers to manufacture supplies of our product and product candidates and to develop, validate and maintain commercially viable manufacturing processes;

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  ability to launch commercial sales of our product and product candidates following regulatory approval, whether alone or in collaboration with others;

  •
  acceptance of our animal health product and product candidates by veterinarians, pet owners and the animal health community; and

  •
  acceptance of our human health product candidates from physicians, health care payers, patients and the medical community.

        Many of these factors are beyond our control, and we cannot assure you that we will ever be able to generate sufficient revenue or any revenue from the sale of our product and product candidates. Our failure in any of the above factors or in successfully commercializing one or more of our product and product candidates, or any significant delay in doing so, could have a material adverse effect on our business, results of operations and financial condition, and the value of your investment could substantially decline.

Our product and product candidates may not achieve market acceptance, which could limit our ability to generate revenue from new products.

        Even if we develop our product and product candidates and gain regulatory approvals for our products, unless veterinarians, physicians, and patients accept our products, we may not be able to sell our products and generate significant revenue. We cannot assure you that our current product and product candidates or any other planned products will achieve market acceptance and revenue if and when they obtain the requisite regulatory approvals. Market acceptance of any product depends on a number of factors, including but not limited to:

  •
  the indication and warnings approved by regulatory authorities in the product label;

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  continued demonstration of efficacy and safety in commercial use;

  •
  physicians' or veterinarians' willingness to prescribe the product;

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  reimbursement from third-party payers such as government health care systems and insurance companies;

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  the price of the product, including pet owners' willingness to pay for treatment;

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  the nature of any post-approval risk management plans mandated by regulatory authorities;

  •
  competition; and

  •
  the effectiveness of marketing and distribution support.

        Any failure by our product and product candidates to achieve market acceptance or commercial success could have a material adverse effect on our business, results of operations and financial condition.

Problems in our manufacturing process, failure to comply with manufacturing regulations or unexpected increases in our manufacturing costs could harm our business, results of operations and financial condition.

        We are responsible for the manufacture and supply of Paccal Vet, Paclical, and our other product candidates for our commercial partners and for use in clinical trials. The manufacturing of our product and product candidates necessitates compliance with international current Good Manufacturing Practice ("cGMP") and other international regulatory requirements. Although we contract with third parties such as Baxter Oncology GmbH for a certain amount of the manufacturing of Paccal Vet, Paclical and our other product candidates, the market authorization for Paccal Vet and Paclical remains with us. As such, even if we could potentially have a claim against one or more third parties, we are legally liable for any noncompliance related to Paccal Vet and Paclical and we expect to retain legal responsibility for future product candidates as well.

        If we are unable to manufacture, or contract to manufacture, our product and product candidates in accordance with regulatory specifications, or if there are disruptions in the manufacturing process due to damage, loss or failure to pass regulatory inspections of manufacturing facilities, we may not be able to meet the demand for our products or supply sufficient product for use in clinical trials, and this may harm our ability to commercialize Paccal Vet, Paclical, and our other product candidates on a timely or cost-competitive basis, if at all. In addition, we are in the process of expanding and changing parts of our manufacturing facilities in order to meet future demand and FDA requirements, a program which requires significant time and resources. We also expect to expand and upgrade other parts of our manufacturing facilities in the future. These activities may lead to delays, interruptions in supply, or may prove to be more costly than anticipated. Any problems in our manufacturing process could have a material adverse effect on our business, results of operations and financial condition.

        In addition, under our license agreements, we expect to generate revenue from the supply of commercial products to our partners at a fixed percentage of our cost of goods sold, and thus any increases in our manufacturing costs could adversely affect our margins and our financial condition.

        Before we can begin commercial manufacture of Paccal Vet, Paclical or our other product candidates for sale in the U.S., we must obtain FDA regulatory approval for the product, which requires a successful FDA inspection of our manufacturing facilities, processes and quality systems in addition to other product-related approvals. Though we successfully passed an FDA Pre-Approval Inspection of our manufacturing facility in Uppsala, Sweden, our pharmaceutical facilities are continuously subject to inspection by the FDA and foreign regulatory authorities, even after product approval. Due to the complexity of the processes used to manufacture our product and product candidates, we may be unable to initially or continue to pass federal, state or international regulatory inspections in a cost effective manner. If we are unable to comply with manufacturing regulations, we may be subject to fines, unanticipated compliance expenses, recall or seizure of any approved products, or legal actions such as injunctions or criminal or civil prosecution. These possible sanctions could materially adversely affect our business, results of operations and financial condition. See also "—Risks Related to Development and Regulatory Approval of Our Product and Product Candidates—The regulatory approval process is uncertain, requires us to utilize significant resources, and may prevent us or our commercial partners from obtaining approvals for the commercialization of some or all of our drug candidates."

We expect to face substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than we do.

        The development and commercialization of new drug products is highly competitive. We face competition with respect to our current product and product candidates, and will face competition with respect to any product candidates that we may seek to develop or commercialize in the future, from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. In addition to existing therapeutic treatments for the indications we are targeting with our product and product candidates, we also face potential competition from other drug candidates in development by other companies. Our potential competitors include large health care companies, such as Merck & Co., Inc., Sanofi S.A., Eli Lilly and Company, Bayer AG, Novartis AG and Boehringer Ingelheim GmbH. Each of these companies also has a presence in animal health. We also know of several smaller early stage companies that are developing products for use in the animal or human health products market. We expect that Paccal Vet and Doxophos Vet will face competition from Palladia, made by Zoetis, Inc., Masivet, made by AB Science S.A., and AT-004 and AT-005, made by Aratana Therapeutics, Inc. We may also face competition from generic medicines and products approved for use in humans that are used off-label for pets. Some of the potential competitive compounds referred to above are being developed by large, well-financed and experienced pharmaceutical and biotechnology companies or have been partnered with such companies, which may give them development, regulatory and marketing advantages over our products.

        Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. In addition, our ability to compete may be affected in many cases by insurers or other third-party payers seeking to encourage the use of generic products. Generic products are currently on the market for the indications that we are pursuing. If our product candidates achieve marketing approval, we expect that they will be priced at a significant premium over competing generic products.

        Some of the companies against which we are competing or against which we may compete in the future have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller and other early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

        If we are unable to compete successfully, we may be unable to grow and sustain our revenue, which could materially adversely affect our business, results of operations and financial condition.

Generic products may be viewed as more cost-effective than our products.

        In addition to the competition that we may face from products produced by other companies in general, we may also face competition from generic alternatives to our products. For example, Paclical is expected to compete with the generic form of Taxol. Generic alternatives are generally less expensive, and competitors who market generic drugs are becoming more aggressive in terms of pricing. As a consequence, generic products are an increasing percentage of both overall human and animal health sales in certain regions. If human and animal health care customers increase their use of new or existing generic products, or if we are unable to compete with existing generic products, our business, results of operations and financial condition could be materially adversely affected.

Serious adverse events or other safety risks could require us to abandon development and preclude, delay or limit approval of our product and product candidates, or limit the scope of any approved label or market acceptance.

        If Paccal Vet, Paclical, or any of our other product candidates, prior to or after any approval for commercial sale, cause serious or unexpected side effects, or are associated with other safety risks such as misuse, abuse or diversion, a number of potentially significant negative consequences could result, including:

  •
  regulatory authorities may interrupt, delay or halt clinical trials;

  •
  regulatory authorities may deny regulatory approval of our product candidates;

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  regulatory authorities may require certain labeling statements, such as warnings or contraindications or limitations on the indications for use, or impose restrictions on distribution in the form of a Risk Evaluation and Mitigation Strategy ("REMS"), in connection with approval, if any;

  •
  regulatory authorities may withdraw their approval, require more onerous labeling statements or impose a more restrictive REMS of any product that is approved;

  •
  we may be required to change the way the product is administered or conduct additional clinical trials;

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  our relationships with our commercial partners may suffer;

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  we could be sued and held liable for harm caused to patients; or

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  our reputation may suffer.

        We may voluntarily suspend or terminate our clinical trials if at any time we believe that they present an unacceptable risk to participants or if preliminary data demonstrate that our product and product candidates are unlikely to receive regulatory approval or are unlikely to be successfully commercialized. In addition, regulatory agencies, an Institutional Review Board ("IRB"), or data safety monitoring boards may at any time recommend the temporary or permanent discontinuation of our clinical trials or request that we cease using investigators in the clinical trials if they believe that the clinical trials are not being conducted in accordance with applicable regulatory requirements, or that they present an unacceptable safety risk to participants. Although we have never been asked by a regulatory agency, IRB or data safety monitoring board to temporarily or permanently discontinue a clinical trial, if we elect or are forced to suspend or terminate a clinical trial of Paccal Vet, Paclical or any of our other product candidates, the commercial prospects for that product will be harmed and our ability to generate product revenue from that product may be delayed or eliminated. Furthermore, any of these events could prevent us or our partners from achieving or maintaining market acceptance of the affected product and could substantially increase the costs of commercializing our product and product candidates and materially impair our ability to generate revenue from the commercialization of these products either by us or by our commercial partners and could have a material adverse effect on our business, results of operations and financial condition.

If we fail to obtain and sustain an adequate level of reimbursement for our products by third-party payers, sales and profitability will be adversely affected.

        The course of medical treatment for human patients is, and will continue to be, expensive. We expect that most patients and their families will not be capable of paying for our products themselves. Accordingly, it is unlikely that there will be a commercially viable market for Paclical or our other human health care product candidates without reimbursement from third-party payers. Additionally, even if there is a commercially viable market, if the level of third-party reimbursement is insufficient from the patient's perspective, our revenue and gross margins will be adversely affected.

        A current trend in the U.S. health care industry, as well as in other countries around the world, is toward cost containment. Large public and private payers, managed care organizations, group purchasing organizations and similar organizations are exerting increasing influence on decisions regarding the use of, and reimbursement levels for, particular treatments. Third-party payers, such as government programs, including Medicare in the U.S. and private health care insurers, carefully review and have increasingly been challenging the coverage of, and prices charged for, medical products and services. Many third-party payers limit coverage of or reimbursement for newly-approved health care products. Reimbursement rates from private health insurance companies vary depending on the company, the insurance plan and other factors. Cost-control initiatives could decrease the price we or our partners establish for products, which could result in lower product revenue and profitability.

        Reimbursement systems in international markets vary significantly by country and by region, and reimbursement approvals must be obtained on a country-by-country basis. Our partners may elect to reduce the price of our products in order to increase the likelihood of obtaining reimbursement approvals. In many countries, products cannot be commercially launched until reimbursement is approved and the negotiation process in some countries can exceed 12 months. In addition, pricing and reimbursement decisions in certain countries can be affected by decisions taken in other countries, which can lead to mandatory price reductions and/or additional reimbursement restrictions across a number of other countries, which may thereby adversely affect our sales and profitability. If countries set prices that are not sufficient to allow us or our partners to generate a profit, our partners may refuse to launch the product in such countries or withdraw the product from the market, which would adversely affect our sales and profitability and could materially adversely affect our business, results of operations and financial condition.

We may not be successful in our efforts to expand our pipeline of product candidates.

        One element of our strategy is to expand our pipeline of pharmaceuticals based on our XR-17 technology and advance these product candidates through clinical development for the treatment of a variety of indications. Although our research and development efforts to date have resulted in a number of development programs based on XR-17 technology, we may not ultimately be able to develop product candidates that are safe and effective. Even if we are successful in continuing to expand our pipeline, the potential product candidates that we identify may not be suitable for clinical development, including as a result of being shown to have harmful side effects or other characteristics that indicate that they are unlikely to receive marketing approval and achieve market acceptance. In addition, if we attempt to apply XR-17 technology to develop product candidates for indications outside of cancer, we will need to conduct genotoxicity, carcinogenicity and immunotoxicity trials, in which the results may be uncertain. If we do not successfully develop and commercialize product candidates based upon our technological approach, we will not be able to obtain product revenue in future periods, which would make it unlikely that we would ever achieve profitability.

The veterinary market we are seeking to enter with Paccal Vet and our other animal health products is untested.

        The market for cancer drugs for dogs is nascent and changing. Consequently, it is difficult to assess to what extent cancer drugs might be accepted by veterinarians, which complicates both the estimate of the market size as well as our share thereof, if any. If a market does not develop, or our share thereof is not meaningful, it could have a material adverse effect on our business, results of operations and financial condition.

For our animal health products, changes in distribution channels could negatively impact our market share and distribution of our animal health products.

        Since our animal health product and product candidates are designed to be given intravenously by veterinarians, pet owners will not be able to obtain our products over-the-counter or via the internet. Increasingly, pet owners purchase animal health products from sources other than veterinarians, such as internet-based retailers, "big-box" retail stores or other over-the-counter distribution channels. This trend has been demonstrated by the significant shift away from the veterinarian distribution channel in the sale of parasiticides and vaccines in recent years. Pet owners also could decrease their reliance on, and visits to, veterinarians as they rely more on internet-based animal health information. Because we expect to market our animal health products through the veterinarian distribution channel, any decrease in visits to veterinarians by pet owners could reduce our market share for such products and materially adversely affect our operating results and financial condition.

Business interruptions could delay us in the process of developing our product and product candidates and could disrupt our product sales.

        Loss of our manufacturing facilities, stored inventory or laboratory facilities through accidents, fire or other causes could have an adverse effect on our ability to meet demand for our products, to continue product development activities and to conduct our business. Failure to supply our partners with commercial product may lead to adverse consequences, including the right of certain partners to take over responsibility for product supply. We have insurance coverage to compensate us for such business interruptions, but should such coverage prove insufficient to fully compensate us for damage to our business resulting from any significant property or casualty loss to our inventory or facilities, it could have a material adverse effect on our business, results of operations and financial condition.

Product recalls or inventory losses caused by unforeseen events, cold chain interruption and testing difficulties may adversely affect our operating results and financial condition.

        Paccal Vet, Paclical and our other product candidates are manufactured and distributed using technically complex processes requiring specialized facilities, highly specific raw materials and other production constraints. The complexity of these processes, as well as the strict company and government standards for the manufacture of our products, subjects us to production risks. While product batches released for use in clinical trials or for commercialization undergo sample testing, some defects may only be identified following product release. In addition, process deviations or unanticipated effects of approved process changes may result in these intermediate products not complying with stability requirements or specifications. Most of our products must be stored and transported at temperatures within a certain range, which is known as "strict cold chain" storage and transportation. If these environmental conditions deviate, our products' remaining shelf lives could be impaired or their efficacy and safety could become adversely affected, making them no longer suitable for use. The occurrence or suspected occurrence of production and distribution difficulties can lead to lost inventories, and in some cases product recalls, with consequential reputational damage and the risk of product liability. The investigation and remediation of any identified problems can cause production delays, substantial expense, lost sales and delays of new product launches, any of which could have a material adverse effect on our business, results of operations and financial condition.

Risks Related to Our Financial Position and Capital Needs

Our independent registered public accounting firm has advised us that it has identified a material weakness in our internal control over financial reporting relating to inadequate financial statement preparation and review procedures.

        In connection with the audit of our financial statements as of and for the fiscal years ended April 30, 2013 and April 30, 2012 our independent registered public accounting firm reported to our audit committee that it had identified a material weakness in internal control over financial reporting related to inadequate financial statement preparation and review procedures. Under standards established by the Public Company Accounting Oversight Board (United States), a material weakness is a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis. Specifically, our independent registered public accounting firm determined that we did not have adequate procedures and controls to ensure that accurate financial statements could be prepared and reviewed on a timely basis, including:

  •
  insufficient resources in place in the finance and accounting department to properly perform the financial statement close process, causing period-end accruals for invoices relating to capitalized research and development expenses to not be accounted for properly in 2013 and 2012; and

  •
  lack of sufficient or timely review procedures in place regarding critical accounting areas, including a timely process whereby management identifies and resolves complex accounting matters that require judgment and estimates.

        As a result of this material weakness, we plan to:

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  supplement the existing finance and accounting department by hiring additional resources with experience in SEC reporting;

  •
  implement and formalize written policies and procedures for the timely accrual of capitalized research and development expenses;

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  implement enhanced oversight procedures to ensure that the accrual process has been performed prior to finalization of the financial statements at each reporting period; and

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  formalize accounting evaluation of non-routine judgments and estimations.

        We concurred with the findings of our independent registered public accounting firm. We are working to remediate the material weakness. The actions that we are taking are subject to ongoing senior management review and audit committee oversight. Although we plan to complete this remediation process as quickly as possible, we cannot at this time estimate how long it will take, and our initiatives may not prove to be successful in remediating this material weakness. If we are unable to successfully remediate this material weakness and if we are unable to produce accurate and timely financial statements, our share price may be adversely affected and we may be unable to maintain compliance with applicable stock exchange listing requirements.

        We will be required to disclose changes made in our internal control over financial reporting and procedures on a quarterly basis and our management will be required to assess the effectiveness of these controls annually. However, for as long as we are an "emerging growth company" under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act. We could be an "emerging growth company" for up to five years. An independent assessment of the effectiveness of our internal control over financial reporting could detect problems that our management's assessment might not. Additional undetected material weaknesses in our internal control over financial reporting could lead to financial statement restatements and require us to incur additional expenses of remediation, and adversely affect our reputation, financial condition and operating results.

Our concentration of ownership could be disadvantageous to shareholders.

        Alceco International S.A. ("Alceco"), as of April 30, 2014, owns approximately 40.00 percent of our shares. NEXTTOBE AB ("Nxt2b"), as of April 30, 2014, holds approximately 20.62 percent of our shares, and also holds a significant amount of our debt. Alceco and Nxt2b can thus, both before and after the ADS offering, exercise significant influence over all matters requiring shareholder approval, and may be able to prevent a change in control or take other measures that may benefit Alceco or Nxt2b but could be disadvantageous to other shareholders. Moreover, the sale of a substantial number of our shares by Alceco and/or Nxt2b within a short period of time could cause our share price to decrease, make it more difficult for us to raise funds through future offerings of Ordinary Shares or acquire other businesses using Ordinary Shares as consideration. Additionally, Alceco and Nxt2b may have conflicting interests with us. See "—There are relationships among our directors and our largest shareholders that could pose a conflict of interest."

There are relationships among our directors and our largest shareholders that could pose a conflict of interest.

        There are relationships among some of the members of our board of directors with each other and with our largest shareholders that could pose a conflict of interest. Two of our directors, Julian Aleksov, who is also our CEO, and Bo Cederstrand are co-owners of Alceco, a holding company based in Luxembourg that conducts no business and exists only for financial management. Alceco owns 34,227,476 of the Ordinary Shares as of April 30, 2014 and is our largest shareholder. In addition to being partners in Alceco, Messrs. Aleksov and Cederstrand also have a familial relationship. Mr. Aleksov is the partner of Mr. Cederstrand's daughter and the father of his two grandchildren. Alceco has also extended a credit facility of SEK 40 million to us, which as of October 31, 2013 is unutilized.

        Another director, Alexander Kotsinas, is a partner at Nxt2b, which owned 17,641,956 of our Ordinary Shares as of April 30, 2014 and is our second-largest shareholder. Nxt2b is also our largest creditor, having loaned us a total of SEK 105 million since February 2012.

        These directors may have actual or apparent conflicts of interest with respect to matters involving or affecting us and Alceco and/or Nxt2b. Examples of possible conflicts include:

  •
  the board of directors could have to decide whether to use funds for operating expenses or the repayment of loans to Alceco and/or Nxt2b;

  •
  issues or disputes could arise under the commercial agreements that exist between us and Alceco and Nxt2b;

  •
  under the terms of Alceco's loan agreements, one or more Alceco creditors could become shareholders and could exercise their voting rights in a manner that could conflict with your interests;

  •
  Nxt2b, a venture capital company, could own or come to own interests in companies that compete with us; and

  •
  given the close relationship between Messrs. Cederstrand and Aleksov, Mr. Cederstrand could be conflicted as to any board of directors decisions on the compensation and employment status of Mr. Aleksov.

        See also "Related Party Transactions."

        Apart from the conflicts of interest policy contained in our Code of Ethics and Business Conduct, we and Alceco and Nxt2b have not established any formal procedures for us and Alceco and Nxt2b to resolve potential or actual conflicts of interest between us. There can be no assurance that any of the foregoing conflicts will be resolved in a manner that does not adversely affect our business, financial condition or results of operations.

U.S. investors may have difficulty enforcing civil liabilities against us, our directors or members of senior management and the experts named in this prospectus.

        With the sole exception of our Chairman of the Board, our directors and officers named in this prospectus are non-residents of the U.S., and all or a substantial portion of the assets of such persons are located outside the U.S. As a result, it may not be possible to serve process on such persons or us in the U.S. or to enforce judgments obtained in U.S. courts against them or us based on civil liability provisions of the securities laws of the U.S. There is doubt as to whether Swedish courts would enforce certain civil liabilities under U.S. securities laws in original actions or judgments of U.S. courts based upon these civil liability provisions. In addition, awards of punitive damages in actions brought in the U.S. or elsewhere may be unenforceable in Sweden. An award for monetary damages under the U.S. securities laws would be considered punitive if it does not seek to compensate the claimant for loss or damage suffered and is intended to punish the defendant. The enforceability of any judgment in Sweden will depend on the particular facts of the case as well as the laws and treaties in effect at the time. The U.S. and Sweden do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters.

We have incurred significant losses since our inception. We expect to incur losses over the next several years and may never achieve or maintain profitability.

        Since inception, we have incurred significant operating losses. We incurred net losses of SEK 72.38 million and SEK 65.67 million for the fiscal years ended April 30, 2013 and April 30, 2012, respectively, and SEK 36.89 million during the six months ended October 31, 2013. To date, we have financed our operations primarily through private placements of shares in our company and through one-time milestone payments from our commercial partners. We have devoted substantially all of our financial resources and efforts to research and development, including preclinical studies and clinical trials. We expect to continue to incur significant expenses and operating losses over the next few years. Our net losses may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses will increase substantially as we:

  •
  continue to conduct Phase III clinical development of Paclical for the treatment of epithelial ovarian cancer;

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  initiate and conduct a Phase II program for Paclical for the treatment metastatic breast cancer;

  •
  conduct additional efficacy studies in dogs to collect all the necessary efficacy data for full FDA approval of Paccal Vet;

  •
  continue research and development for and commence clinical trials of Docecal, Doxophos, Doxophos Vet and OAS-19;

  •
  seek to discover and develop additional product candidates;

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  conduct late-stage clinical trials and seek regulatory approvals for any product candidates that successfully complete clinical trials;

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  ultimately establish a sales, marketing and distribution infrastructure and scale up external manufacturing capabilities to commercialize any products that we choose not to license to a third party and for which we may obtain regulatory approval;

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  maintain, expand and protect our intellectual property portfolio;

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  hire additional clinical and scientific personnel; and

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  add operational, financial and management information systems and personnel, including personnel to support our product development and planned future commercialization efforts.

        To become and remain profitable, we must succeed in developing and eventually commercializing products that generate significant revenue. This will require us to be successful in a range of challenging activities, including completing preclinical testing and clinical trials of our product candidates, discovering additional product candidates, potentially entering into collaboration and license agreements, obtaining regulatory approval for product candidates and manufacturing, marketing and selling any products for which we may obtain regulatory approval. We are only in the preliminary stages of most of these activities. We may never succeed in these activities and, even if we do, may never achieve profitability.

        Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. If we are required by the FDA or by other regulatory authorities outside of the U.S. to perform studies in addition to those currently expected, or if there are any delays in completing our clinical trials or the development of any of our product candidates, our expenses could increase.

        Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would depress the value of our company and could impair our ability to raise capital, expand our business, maintain our research and development efforts, diversify our product offerings or even continue our operations. A decline in the value of our company could also cause you to lose all or part of your investment.

We may need substantial additional funding, which may not be available to us on acceptable terms, or at all. If we are unable to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or our commercialization efforts.

        Our operations have consumed substantial cash since inception. Excluding receipts from milestone fees, our cash flow used for operating activities for the fiscal years ended April 30, 2013 and April 30, 2012 was approximately SEK 71.95 million and SEK 54.65 million, respectively, with development costs, which are capitalized, for those years totaling approximately SEK 46.23 million and SEK 61.96 million, respectively. Our cash flow, excluding receipts from milestone payments, used for operating activities for the six months ended October 31, 2013 was approximately SEK 34.16 million, with capitalized development costs for that period totaling approximately SEK 15.48 million. We expect our operating and management and administrative expenses and cash used for operations to continue to be significant and to increase substantially in connection with our planned research, development and continued product commercialization efforts and as we transition to a U.S. public company. We may need to raise additional capital following this offering to fund our operations and continue to conduct clinical trials to support potential regulatory approval of marketing applications. If we are unable to raise capital when needed or on attractive terms, we could be forced to:

  •
  delay, reduce or eliminate our research and development programs or any future commercialization efforts;

  •
  relinquish or license on unfavorable terms our rights to technologies, our product, or product candidates that we otherwise would seek to develop or commercialize ourselves;

  •
  seek collaborators for our product or one or more of our product candidates at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available; or

  •
  cease operations altogether.

        We believe that future capital requirements from cash flow from operations, including milestone and other payments from our partners and the proceeds from this offering, will enable us to fund our operating expenses and capital expenditure requirements for at least the next twelve months. We have based this estimate on assumptions that may prove to be wrong, and we could use up our capital resources sooner than we currently expect. We do not expect our existing capital resources, including the net proceeds from this offering, to enable us to complete Phase III development of Paclical for the treatment of epithelial ovarian cancer, conduct Phase II development of Paclical for the treatment of metastatic breast cancer, conduct additional efficacy studies in dogs for full FDA approval of Paccal Vet or continue research and development for and commence clinical trials of Docecal, Doxophos Vet, Doxophos and OAS-19. Accordingly, we expect that we will need to raise substantial additional funds in the future. Our future capital requirements will depend on many factors, including:

  •
  the revenue, if any, related to commercial sales of our product and product candidates for which we receive marketing approval, including royalties and milestones received from Abbott Animal Health (the animal health division of Abbott Laboratories);

  •
  the progress and results of the Phase III clinical program for Paclical for the treatment of epithelial ovarian cancer and the Phase II clinical program for Paclical for the treatment metastatic breast cancer;

  •
  the scope, progress, results and costs of preclinical development, laboratory testing and clinical trials for our other product candidates, including those of Docecal, Doxophos Vet, Doxophos and OAS-19;

  •
  our ability to enter into collaborative agreements for the development and commercialization of our product candidates;

  •
  the number and development requirements of other product candidates that we pursue;

  •
  the costs, timing and outcome of regulatory review of our product candidates or any future product candidates, both in the U.S. and outside the U.S.;

  •
  the costs and timing of future commercialization activities, including product manufacturing, marketing, sales and distribution, for our product or any of our product candidates for which we receive marketing approval;

  •
  any product liability or other lawsuits related to our products;

  •
  the expenses needed to attract and retain skilled personnel; and

  •
  the costs involved in preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims, both in the U.S. and outside the U.S.

        Identifying potential product candidates and conducting preclinical testing and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain regulatory approval and achieve product sales. In addition, our product and our product candidates, if approved, may not achieve commercial success. Our commercial revenue, if any, will be derived from sales of products that we do not expect to be commercially available for several months, if at all. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all. In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans.

The milestone payments we receive are not reliable sources of income and in some cases must be later returned.

        Much of our income has consisted of, and may in the future take the form of, milestone payments, which are contractual one-time payments from our partners as we reach certain targets. There have been cases in which we have not reached the targets and there is no guarantee that we will be able to reach such targets in the future. We may also be required to repay already obtained milestone payments if the agreed upon schedules are not kept or if the required marketing approvals are not obtained. Further, milestone payments often occur irregularly over time, causing fluctuations in our sales and earnings. Milestone payments are not sustainable earnings and any dependence on milestone payments could have a material adverse effect on our business, results of operations and financial condition. See also "Business—Strategic Alliances and Collaborations."

Our limited operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

        We commenced active operations in 1999, and our operations thus far have been limited to organizing and staffing our company, business planning, raising capital, identifying potential product candidates, undertaking preclinical studies and conducting clinical trials. To date we have had no commercial operations. All but three of our product candidates are still in preclinical development. We have not yet demonstrated our ability to successfully complete later stage clinical trials, obtain full regulatory approvals, manufacture a commercial scale product, or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history.

        In addition, as a business with a limited operating history, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. We will need to expand our capabilities to support commercial activities. We may not be successful in adding such capabilities.

        We expect our financial condition and operating results to continue to fluctuate significantly from quarter to quarter and year to year due to a variety of factors, many of which are beyond our control. Accordingly, you should not rely upon the results of any past annual or interim periods as indications of future operating performance.

Risks Related to Development and Regulatory Approval of Our Product and Product Candidates

There is a high rate of failure for drug candidates proceeding through clinical trials.

        Generally, there is a high rate of failure for drug candidates proceeding through clinical trials. We may suffer significant setbacks in our clinical trials similar to the experience of a number of other companies in the pharmaceutical and biotechnology industries, even after receiving promising results in earlier trials. Further, even if we view the results of a clinical trial to be positive, the FDA or other regulatory authorities may disagree with our interpretation of the data. For instance, because a large percentage of subjects in our pivotal trials for Paccal Vet, Paclical, and our other product candidates in cancer treatment are being enrolled at sites outside the U.S., differences in efficacy results between U.S. and non-U.S. sites could cause the FDA to require additional trials. In the event that:

  •
  we obtain negative results from the Paccal Vet or Paclical Phase III trials,

  •
  we receive poor clinical results for our other product candidates,

  •
  the FDA places a clinical hold on our Phase III trials due to potential chemistry, manufacturing and controls issues or other hurdles, or

  •
  the FDA does not approve our New Animal Drug Application ("NADA") for Paccal Vet or our New Drug Application ("NDA") for Paclical or for our other product candidates,

        Then:

  •
  we may not be able to generate sufficient revenue or obtain financing to continue our operations,

  •
  our ability to execute on our current business plan will be materially impaired,

  •
  our reputation in the industry and in the investment community would likely be significantly damaged, and

  •
  the price of the ADSs would likely decrease significantly.

        Any of these results could materially adversely affect our business, results of operations or financial condition.

Clinical trials for our product candidates are expensive, time consuming, uncertain and susceptible to change, delay or termination.

        Clinical trials are expensive, time consuming and difficult to design and implement. The result of a clinical trial may be undesirable and can result in a clinical trial cancellation or the need for re-evaluation and supplementation. Even if the results of our clinical trials are favorable, the clinical trials for a number of our product candidates are expected to continue for several years and may even take significantly longer to complete. In addition, we, the FDA, an IRB, or other regulatory authorities, including in the EU and elsewhere, may suspend, delay or terminate our clinical trials at any time, for various reasons, including:

  •
  lack of effectiveness of any product candidate during clinical trials;

  •
  discovery of serious or unexpected toxicities or side effects experienced by trial participants or other safety issues;

  •
  slower than expected rates of subject recruitment and enrollment rates in clinical trials;

  •
  difficulty in retaining subjects who have initiated a clinical trial but may have withdrawn due to adverse side effects from the therapy, insufficient efficacy, fatigue with the clinical trial process or for any other reason;

  •
  delays or inability in manufacturing or obtaining sufficient quantities of materials for use in clinical trials due to manufacturing or regulatory constraints;

  •
  inadequacy of or changes in our manufacturing process or product formulation;

  •
  delays in obtaining regulatory authorization to commence a trial, including experiencing "clinical holds" or delays requiring suspension or termination of a trial by a regulatory agency, such as the FDA, before or after a trial is commenced;

  •
  changes in applicable regulatory policies and regulations;

  •
  delays or failure in reaching agreement on acceptable terms in clinical trial contracts or protocols with prospective clinical trial sites;

  •
  delay or failure to supply product for use in clinical trials which conforms to regulatory specification;

  •
  unfavorable results from ongoing pre-clinical studies and clinical trials;

  •
  failure of our contract research organizations ("CROs"), or other third-party contractors to comply with all contractual requirements or to perform their services in a timely or acceptable manner;

  •
  failure by us, our employees, our CROs or their employees to comply with all applicable FDA or other regulatory requirements relating to the conduct of clinical trials;

  •
  scheduling conflicts with participating clinicians and clinical institutions;

  •
  failure to design appropriate clinical trial protocols; or

  •
  regulatory concerns with pharmaceutical products generally and the potential for abuse.

        Any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

The regulatory approval process is uncertain, requires us to utilize significant resources, and may prevent us or our commercial partners from obtaining approvals for the commercialization of some or all of our drug candidates.

        The research, testing, manufacturing, labeling, approval, sale, marketing and testing of our product and product candidates are subject to extensive regulation by regulatory authorities in the U.S. and Europe, and regulatory requirements applicable to our product and product candidates differ from country to country. Neither we nor any commercial partner is permitted to market any of our current or future product candidates in the U.S. until we receive approval from the FDA of an NADA for our animal health products or an NDA for our human health products. We received conditional approval for Paccal Vet from the FDA in February 2014, which will require additional follow-up efficacy studies for full approval, but have yet to receive any type of approval for any of our other current product candidates. Obtaining approval of either an NADA or an NDA can be an uncertain process that requires us to utilize significant resources. Furthermore, regulatory authorities possess broad discretion regarding processing time and usually request additional information and raise questions which have to be answered. There is considerable uncertainty regarding the times at which products may be approved. In addition, failure to comply with FDA and other applicable U.S. and foreign regulatory requirements may subject us to administrative or judicially imposed sanctions, including: warning letters, civil and criminal penalties, injunctions, withdrawal of approved products from the market, product seizure or detention, product recalls, total or partial suspension of production, and refusal to approve pending applications or supplements to approved applications.

        The process required by the FDA and most foreign regulatory authorities before human health care pharmaceuticals may be marketed generally involves nonclinical laboratory and animal tests; submission of an Investigational New Drug ("IND") application, which must become effective before clinical trials may begin; adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed drug for its intended use or uses; pre-approval inspection of manufacturing facilities and clinical trial sites; and FDA approval of an NDA, which must occur before a drug can be marketed or sold.

        In order to gain approval to market a pet therapeutic for a particular species of pet, we must provide the FDA and foreign regulatory authorities with data from animal safety and effectiveness studies that adequately demonstrate the safety and efficacy of that product in the target animal for the intended indication applied for in the NADA or other regulatory filing. Conditional approval is available under the FDA Minor Use and Minor Species ("MUMS") designation, which gives the sponsor the right to promote a product before all of the efficacy data necessary for full approval are available. If approved, this provides the sponsor with seven years of market exclusivity. Even for conditional approval, the development of animal health products is a lengthy, expensive and uncertain process, and delay or failure can occur at any stage of any of our development efforts. Success in prior target animal studies or even in the treatment of human beings with a product candidate does not ensure that our studies will be successful and the results of development efforts by other parties may not be indicative of the results of our studies and other development efforts.

        Regulatory approval of an NADA or an NDA, or any supplements of either, is not guaranteed, and the approval process requires us to utilize significant resources, could take several years, and is subject to the substantial discretion of the FDA. Despite the time and expense exerted, failure can occur at any stage, and we could encounter problems that cause us to abandon or have to repeat or perform additional studies. If our product or any of our current or future product candidates fails to demonstrate safety and efficacy in our studies, or for any other reason does not gain regulatory approval, our business and results of operations will be materially and adversely harmed.

        In addition, separate regulatory approvals are required in order to market any product in many jurisdictions, including the U.S., the European Economic Area, which consists of the 27 Member States of the European Union plus Norway, Iceland and Liechtenstein, and many others. Approval procedures vary among countries and can involve additional studies and testing, and the time required to obtain approval may differ from that required to obtain FDA approval. Studies conducted in one country may not be accepted by regulatory authorities in other countries. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one or more foreign regulatory authorities does not ensure approval by regulatory authorities in other foreign countries or by the FDA. However, a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory process in others. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval. We may be unable to file for regulatory approvals or to do so on a timely basis and, even if we are able to, we may not receive necessary approvals to commercialize our products in any market. Any of these results could have a material adverse effect on our business, results of operations and financial condition.

Even if we receive regulatory approval for any of our current or future product candidates, we will be subject to ongoing FDA and other regulatory body obligations and continued regulatory review, which may result in significant additional expense. Additionally, our product and any product candidates, if approved, will be subject to labeling and manufacturing requirements and could be subject to other restrictions. Failure to comply with these regulatory requirements or the occurrence of unanticipated problems with our products could result in significant penalties.

        Any regulatory approvals that we or any of our collaborators receive for any of our current or future product candidates may be subject to conditions of approval or limitations on the approved indicated uses for which the product may be marketed, or may contain requirements for potentially costly surveillance to monitor the safety and efficacy of the product candidate. In addition, our product and any of our current or future product candidates, if approved by the FDA or other regulatory bodies, will be subject to extensive and ongoing regulatory requirements regarding the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping. These requirements will include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMP, Good Laboratory Practice and Good Clinical Practice for any studies that we conduct post-approval. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

  •
  restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market, or voluntary or mandatory product recalls;

  •
  fines, warning letters or holds on target studies;

  •
  refusal by the FDA or other applicable regulatory body to approve pending applications or supplements to approved applications filed by us or our strategic collaborators, or suspension or revocation of product license approvals;

  •
  product seizure or detention, or refusal to permit the import or export of products; and

  •
  injunctions or the imposition of civil or criminal penalties

        The policies of the FDA and other regulatory bodies may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the U.S. or elsewhere. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability, which would materially adversely affect our business, results of operations and financial condition.

Our product and any of our current or future product candidates, if approved, may cause or contribute to adverse medical events that we are required to report to the FDA and regulatory authorities in other countries and, if we fail to do so, we could be subject to sanctions that would materially harm our business.

        If we are successful in commercializing our product and any of our current or future product candidates, regulations of the FDA and of the regulatory authorities in other countries require that we report certain information about adverse medical events if those products may have caused or contributed to those adverse events. The timing of our obligation to report would be triggered by the date we become aware of the adverse event as well as the nature of the event. We may fail to report adverse events we become aware of within the prescribed timeframe. We may also fail to appreciate that we have become aware of a reportable adverse event, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of our products. If we fail to comply with our reporting obligations, the FDA and regulatory authorities in other countries could take action including criminal prosecution, the imposition of civil monetary penalties, seizure of our products, or delay in approval or clearance of future products, which could have a material adverse effect on our business, results of operations and financial condition.

Legislative or regulatory reforms with respect to human or animal health products may make it more difficult and costly for us to obtain regulatory clearance or approval of any of our current or future product candidates and to produce, market, and distribute our products after clearance or approval is obtained.

        From time to time, legislation is drafted and introduced in the U.S. Congress and lawmaking bodies in other countries that could significantly change the statutory provisions governing the testing, regulatory clearance or approval, manufacture, and marketing of regulated products. In addition, FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our products. Similar changes in laws or regulations can occur in other countries. Any new regulations or revisions or reinterpretations of existing regulations in the U.S. or in other countries may impose additional costs or lengthen review times of our product and any of our current or future product candidates. We cannot determine what effect changes in regulations, statutes, legal interpretation or policies, when and if promulgated, enacted or adopted may have on our business in the future. Such changes could, among other things, require:

  •
  requests for additional endpoints or studies;

  •
  changes to manufacturing methods;

  •
  recall, replacement, or discontinuance of certain products; and

  •
  additional record keeping.

        Each of these would likely entail substantial time and cost and could have a material adverse effect on our financial results. In addition, delays in receipt of or failure to receive regulatory clearances or approvals for any future products could materially adversely affect our business, results of operations and financial condition.

Our ability to market our product and product candidates in the U.S., if approved, will be limited to use for the treatment of the indications for which they are approved, and if we want to expand the indications for which we may market our product and product candidates, we will need to obtain additional FDA approvals, which may not be granted.

        We plan to seek full FDA approval in the U.S. for Paccal Vet for mammary carcinoma and squamous-cell carcinoma in dogs, Paclical for ovarian cancer in humans, Docecal for breast cancer in humans, Doxophos Vet for lymphoma in dogs, Doxophos for breast cancer in humans, and OAS-19 for various cancers in humans. If our product candidates are approved, the FDA will restrict our ability to market or advertise them for the treatment of indications other than the indications for which they are approved, which could limit their use. If we decide to attempt to develop, promote and commercialize new treatment indications and protocols for our product and product candidates in the future, we could not predict when, or if, we would ever receive the approvals required to do so. We would be required to conduct additional studies to support such applications for additional use, which would consume additional resources and may produce results that do not result in FDA approvals. If we do not obtain additional FDA approvals, our ability to expand our business in the U.S. would be adversely affected, which could materially adversely affect our business, results of operations and financial condition.

The anticipated development of a REMS for Paclical and our other human health product candidates could cause delays in the approval process and would add additional layers of regulatory requirements that could impact our ability to commercialize our human health product candidates in the U.S. and reduce their market potential.

        As a condition of approval of an NDA, the FDA may require a REMS to ensure that the benefits of the drug outweigh the potential risks. REMS elements can include medication guides, communication plans for health care professionals, and elements to assure safe use ("ETASU"). ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. Moreover, product approval may require substantial post-approval testing and surveillance to monitor the drug's safety or efficacy. We may be required to adopt a REMS for Paclical and our other human health product candidates to ensure that the benefits outweigh the risks of abuse, misuse, diversion and other potential safety concerns. Even if the risk of abuse, misuse or diversion are not as high as for some other products, there can be no assurance that the FDA will approve a manageable REMS for Paclical and our other human health product candidates, which could create material and significant limits on our ability to successfully commercialize our human health product candidates in the U.S. Delays in the REMS approval process could result in delays in the NDA approval process. In addition, as part of the REMS, the FDA could require significant restrictions, such as restrictions on the prescription, distribution and patient use of the product, which could significantly impact our ability to effectively commercialize Paclical and our other human health candidates, and dramatically reduce their market potential thereby adversely impacting our business, financial condition and results of operations. Even if initial REMS are not highly restrictive, if, after launch, Paclical or our other human health product candidates were to be subject to significant abuse/non-medical use or diversion from licit channels, this could lead to negative regulatory consequences, including a more restrictive REMS, which could materially adversely affect our business, results of operations and financial condition.

If we are found in violation of "fraud and abuse" laws, we may be required to pay a penalty and/or be suspended from participation in government-run health care programs, which may adversely affect our business, financial condition and results of operations.

        If we are successful in obtaining marketing approval for our products in the U.S. and elsewhere, we will be subject to various health care "fraud and abuse" laws, including anti-kickback laws, false claims laws and other laws intended to reduce fraud and abuse in government-run health care programs, which could affect us, particularly upon successful commercialization of our products in the U.S. For example, the Medicare and Medicaid Patient Protection Act of 1987 (otherwise known as the federal "Anti-Kickback Statute") makes it illegal for any person, including a prescription drug manufacturer (or a party acting on its behalf), to knowingly and willfully solicit, receive, offer or pay any remuneration that is intended to induce the referral of business, including the purchase, order or prescription of a particular drug for which payment may be made under a U.S. health care program such as Medicare or Medicaid. Under U.S. federal government regulations, some arrangements, known as safe harbors, are deemed not to violate the Anti-Kickback Statute. Although we seek to structure our business arrangements in compliance with all applicable requirements, these laws are broadly written, and it is often difficult to determine precisely how the law will be applied in specific circumstances. Accordingly, it is possible that our practices may be challenged under the Anti-Kickback Statute and similar laws in other jurisdictions. False claims laws prohibit anyone from knowingly and willfully presenting or causing to be presented for payment to third-party payers, including government payers, reimbursement claims for drugs or services that are false or fraudulent, claims for items or services that were not provided as claimed, or claims for medically unnecessary items or services. Cases have been brought under false claims laws alleging that off-label promotion of pharmaceutical products or the payment of kickbacks to pharmaceutical providers has resulted in the submission of false claims to governmental health care programs. Under laws such as the Health Insurance Portability and Accountability Act of 1996 in the U.S., we are prohibited from knowingly and willfully executing a scheme to defraud any health care benefit program, including private payers, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for health care benefits, items or services. Violations of fraud and abuse laws may be punishable by criminal and/or civil sanctions, including fines and/or exclusion or suspension from government-run health care programs such as Medicare and Medicaid and debarment from contracting with the U.S. and other governments. In addition, in the U.S. private individuals have the ability to bring actions on behalf of the government under the federal False Claims Act as well as under state false claims laws.

        Many states in the U.S. have adopted laws similar to the Anti-Kickback Statute, some of which apply to the referral of patients for health care services reimbursed by any source, not just governmental payers. In addition, California and a few other states in the U.S. have passed laws that require pharmaceutical companies to comply with the April 2003 Office of Inspector General Compliance Program Guidance for Pharmaceutical Manufacturers and/or the Pharmaceutical Research and Manufacturers of America Code on Interactions with Health Care Professionals. In addition, several states impose other marketing restrictions or require pharmaceutical companies to make marketing or price disclosures to the state. There are ambiguities as to what is required to comply with these state requirements and if we fail to comply with an applicable state law requirement we could be subject to penalties.

        We have yet to receive definitive guidance on the application of fraud and abuse laws to our business. Law enforcement authorities are increasingly focused on enforcing these laws, and it is possible that some of our practices may be challenged under these laws. While we believe we have structured our business arrangements to comply with these laws, it is possible that the government could allege violations of, or convict us of violating, these laws. If we are found in violation of one of these laws, we could be required to pay a penalty and could be suspended or excluded from participation in certain government-run health care programs, and our business, results of operations and financial condition may be materially adversely affected.

Risks Related to Our Business and Industry

If we fail to attract and keep senior management and key scientific personnel, we may be unable to successfully develop our product or our current or future product candidates, conduct our in-licensing and development efforts or commercialize our product or any of our current or future product candidates.

        Our future growth and success depends in part on our continued ability to attract, retain and motivate highly qualified management and scientific personnel. We are highly dependent upon our senior management, particularly Julian Aleksov, our Chief Executive Officer, as well as our senior scientists and other members of our senior management team. The loss of services of any of these individuals could delay or prevent the successful development of our current or future product pipeline, completion of our planned development efforts or the commercialization of our product and product candidates. Although we have entered into an employment agreement with Julian Aleksov, the agreement does not provide for a fixed term of service, and does not contain any competition or non-solicitation clauses after the termination of employment. In addition, the employment contracts of our key individuals contain no provisions stating that any inventions created by them or any intellectual property rights otherwise generated by a key individual shall belong to us. It is possible that current or former employees of Oasmia could put forward claims for an alleged right to our patents and demand compensation therefor. If one or more of the key personnel were to leave us and engage in competing operations, our business, results of operations and financial condition could be materially adversely affected.

We may have trouble hiring additional qualified personnel.

        As we expand our development and commercial activities, we will need to hire additional personnel and could experience difficulties attracting and retaining qualified employees. Competition for qualified personnel in the biopharmaceutical field is intense due to the limited number of individuals who possess the skills and experience required by that industry. We may not be able to attract and retain quality personnel on favorable terms, or at all. In addition, to the extent we hire personnel from competitors, we may be subject to allegations that such personnel have been improperly solicited or that they have divulged proprietary or other confidential information, or that their former employers own their research output. Any of these difficulties could have a material adverse effect on our business, results of operations and financial condition.

We are subject to risks relating to legal proceedings.

        We are subject to various claims and legal actions arising in the ordinary course of its business. Any such litigation could be very costly and could distract our management from focusing on operating our business. The existence of any such litigation could harm our business, results of operations and financial condition. Results of actual and potential litigation are inherently uncertain. Additionally, in the past we have been subject to fines by a foreign exchange relating to our disclosures. See "Business—Foreign Exchanges." An unfavorable result in a legal proceeding could adversely affect our reputation, financial condition and operating results.

If product liability lawsuits are successfully brought against us, we will incur substantial liabilities and may be required to limit the commercialization of Paccal Vet, Paclical, and our other product candidates.

        We and our partners face potential product liability exposure related to the testing of our product and product candidates in human and animal clinical trials. We will face exposure to claims by an even greater number of persons if we begin marketing and distributing our products commercially in the U.S. and elsewhere, including those relating to misuse of Paccal Vet, Paclical and our other product candidates. Now, and in the future, an individual may bring a liability claim against us alleging that our product or one of our product candidates caused an injury. While we continue to take what we believe are appropriate precautions, we may be unable to avoid significant liability if any product liability lawsuit is brought against us. If we cannot successfully defend ourselves against product liability claims, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

  •
  decreased demand for Paccal Vet, Paclical and our other product candidates, if such product candidates are approved;

  •
  injury to our reputation;

  •
  withdrawal of clinical trial participants;

  •
  costs of related litigation;

  •
  substantial monetary awards to patients, pet owners and others;

  •
  increased cost of liability insurance;

  •
  loss of revenue; and

  •
  the inability to successfully commercialize our products.

        Furthermore, in the future there may be a need to expand the scope of our insurance coverage, which could result in significantly increased costs or the inability to obtain sufficient insurance coverage. Any of these occurrences could have a material adverse effect on our business, results of operations and financial condition.

Failure of our information technology systems could significantly disrupt the operation of our business.

        Our ability to execute our business plan and to comply with regulatory requirements with respect to data control and data integrity depends, in part, on the continued and uninterrupted performance of our information technology systems ("IT systems"). These systems are vulnerable to damage from a variety of sources, including telecommunications or network failures, malicious human acts and natural disasters. Moreover, despite network security and back-up measures, some of our servers are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptive problems. Despite the precautionary measures we have taken to prevent unanticipated problems that could affect our IT systems, there are no assurances that electronic break-ins, computer viruses and similar disruptive problems, and/or sustained or repeated system failures or problems arising during the upgrade of any of our IT systems that interrupt our ability to generate and maintain data will not occur. The occurrence of any of the foregoing with respect to our IT systems could have a material adverse effect on our business, results of operations or financial condition.

We are subject to the U.S. Foreign Corrupt Practices Act and other anti-corruption laws, as well as export control laws, customs laws, sanctions laws and other laws governing our operations. If we fail to comply with these laws, we could be subject to civil or criminal penalties, other remedial measures, and legal expenses, which could adversely affect our business, results of operations and financial condition.

        Our operations are subject to certain anti-corruption laws, including the U.S. Foreign Corrupt Practices Act ("FCPA"), and other anti-corruption laws that apply in countries where we do business. The FCPA and other anti-corruption laws generally prohibit us and our employees and intermediaries from bribing, being bribed or making other prohibited payments to government officials or other persons to obtain or retain business or gain some other business advantage. We and our commercial partners operate in a number of jurisdictions that pose a high risk of potential FCPA violations and we participate in collaborations and relationships with third parties whose actions could potentially subject us to liability under the FCPA or local anti-corruption laws. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted.

        We are also subject to other laws and regulations governing our international operations, including regulations administered in the U.S. and in the EU, including applicable export control regulations, economic sanctions on countries and persons, customs requirements and currency exchange regulations (collectively, "Trade Control Laws").

        There is no assurance that we will be completely effective in ensuring our compliance with all applicable anticorruption laws, including the FCPA or other legal requirements, such as Trade Control Laws. Any investigation of potential violations of the FCPA, other anti-corruption laws or Trade Control Laws by U.S., EU or other authorities could have an adverse impact on our reputation, our business, results of operations and financial condition. Furthermore, should we be found not to be in compliance with the FCPA, other anti-corruption laws or Trade Control Laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, as well as the accompanying legal expenses, any of which could have a material adverse effect on our reputation and liquidity, as well as on our business, results of operations and financial condition.

We are exposed to risks related to currency exchange rates.

        Currency risks arise when future commercial transactions or reported assets or liabilities are denominated in a currency other than our functional currency, the Swedish krona. Our primary contract manufacturer and all of our clinical trials are located outside of Sweden. Because our financial statements are presented in kronor, changes in currency exchange rates have had and could continue to have a significant effect on our operating results. Exchange rate fluctuations between local currencies and the krona create risk in several ways, including the following:

  •
  weakening of the krona may increase the krona cost of overseas research and development expenses and the cost of sourced product components outside Sweden;

  •
  strengthening of the krona may decrease the value of our revenues denominated in other currencies;

  •
  the exchange rates on non-kronor transactions and cash deposits can distort our financial results; and

  •
  the pricing and profit margins of Paccal Vet, Paclical and our other product candidates may be affected by currency fluctuations.

        In addition, to the extent our need for contract manufacturing increases once our products reach the commercial market, our exposure to currency risks will increase proportionally. We do not engage in regular hedging transactions, since to date our currency exposure has been mostly related to purchased services for product development, which has been irregular and difficult to anticipate. It is possible that fluctuations in currency exchange rates could have a material adverse effect on our business, results of operations and financial condition.

If we are unable to use our net operating loss and tax credit carryforwards and certain built-in losses to reduce future tax payments or benefit from favorable tax legislation, our business, results of operations and financial condition may be adversely affected.

        As a Swedish resident trading entity, we are subject to Swedish corporate taxation. As of April 30, 2012, we had cumulative carryforward tax losses of SEK 228.34 million, and as of April 30, 2013, we had cumulative carryforward tax losses of SEK 300.55 million and as of October 31, 2013 we had cumulative carryforward tax losses of SEK 336.61 million. These are available to carry forward and offset against future operating profits, unlimited in time. If, however, there are unexpected adverse changes to the Swedish tax law, our business, results of operations and financial condition may be adversely affected.

Risks Related to Our Reliance Upon Third Parties

We depend substantially on the commercial expertise of our commercial partners.

        We do not have a sales and marketing operation and expect to rely on the expertise and commercial skills of our commercial partners to sell Paccal Vet, Paclical, Doxophos Vet, and our other product candidates in selected territories. We have entered into agreements for the global commercialization of Paccal Vet with Abbott Animal Health, excluding Japan, where Paccal Vet is licensed to Nippon Zenyaku Kogyo, and Russia and the Commonwealth of Independent States (the "CIS"), where we retain commercialization rights. We have entered into agreements for the commercialization of Paclical with Medison Pharma in Israel and Turkey and with Pharmasyntez in Russia and the CIS, as well as Ukraine, Georgia and Turkmenistan. We have entered into agreements for the commercialization of Doxophos Vet with Abbott Animal Health, excluding Russia and the CIS, where we retain commercialization rights. The commercial success of Paccal Vet, Paclical, Doxophos Vet, and our other product candidates in each of these markets will depend entirely on the expertise and commercial skills of our commercial partners. In addition, it is customary that in these types of commercial agreements our partners are entitled to price our products, which means that much of our financial performance will be dependent on our partners. Our partners also have the right, under certain circumstances, to terminate their agreements with us, and Abbott Laboratories has the right to terminate its agreement with us if it determines, in its sole discretion, that it can no longer continue the agreement. See "Business—Strategic Alliances and Collaborations" for descriptions of the agreements with our commercial partners. A failure by our partners to successfully market Paccal Vet, Paclical, Doxophos Vet and our other product candidates, or the termination of agreements with our partners, would have a material adverse effect on our business, results of operations and financial condition.

We rely on contract manufacturers for the production of our products, which can create production uncertainties.

        Our own production facility has the technical capacity for production of our finished products up to a limited commercial scale. We believe that upon the launch of Paccal Vet, we will be able to supply our commercial partner with sufficient quantities of Paccal Vet to launch the product in the near term but we do not have adequate capacity to supply the product in the long term. As such, full-scale production of our products for commercial use will be carried out by contract manufacturers. Production at our primary contract manufacturer is expected to commence shortly. If it proves difficult for contract manufacturers to scale-up production, full-scale production may be delayed, which could then delay the product launch schedule.

        We will also be required to validate full-scale production and submit documentation to the relevant European registration agencies in connection with the scaling-up of the production to full-scale production. These agencies must approve the production at the manufacturers we select. We will be relying upon the contract manufacturers to provide us with the appropriate information for the regulators, and if the documentation is incomplete or incorrect there is a risk that the product launch will be delayed, which may have a material adverse effect on our financial position and performance.

We depend on a limited number of suppliers for materials and components required to manufacture Paccal Vet, Paclical and our other product candidates. The loss of these suppliers, or their failure to supply us on a timely basis, could cause delays in our current and future capacity and adversely affect our business.

        The majority of the raw materials used in the production of our pharmaceuticals are purchased from a limited number of suppliers. As a result, we may not be able to obtain sufficient quantities of critical materials and components in the future. A delay or interruption by our suppliers may harm our business, results of operations and financial condition. In addition, the lead time needed to establish a relationship with a new supplier can be lengthy, and we may experience delays in meeting demand in the event we must switch to a new supplier. The time and effort to qualify for and, in some cases, obtain regulatory approval for a new supplier could result in additional costs, diversion of resources or reduced manufacturing yields, any of which would negatively impact our operating results. Our dependence on a limited number of suppliers exposes us to numerous risks, including:

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  our suppliers could cease or reduce production or deliveries, raise prices or renegotiate terms;

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  we may be unable to locate a suitable replacement suppliers on acceptable terms or on a timely basis, or at all; and

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  delays caused by supply issues may harm our reputation, frustrate our customers and cause them to turn to our competitors for future needs.

        Any one of these occurrences could have a material adverse effect on our business, results of operations and financial condition.

Risks Related to Our Intellectual Property

We may be forced to litigate to enforce or defend our intellectual property rights, or the intellectual property rights of our licensors.

        We may be forced to litigate to enforce or defend our intellectual property rights against infringement and unauthorized use by competitors. In so doing, we may place our intellectual property at risk of being invalidated, held unenforceable, or narrowed in scope. Further, an adverse result in any litigation or defense proceedings may place pending applications at risk of non-issuance. In addition, if any licensor fails to enforce or defend its intellectual property rights, this may adversely affect our ability to develop and commercialize our product and product candidates as well as our ability to prevent competitors from making, using, and selling competing products. Any such litigation could be very costly and could distract our management from focusing on operating our business. The existence or outcome of any such litigation could harm our business, results of operations and financial condition.

        Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential and proprietary information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of the ADSs.

We may be unable to adequately prevent disclosure of trade secrets and other proprietary information.

        We rely on trade secrets to protect our proprietary know-how and technological advances, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. We rely in part on confidentiality agreements with our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to protect our trade secrets and other proprietary information. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets and proprietary information. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights. Failure to obtain or maintain trade secret protection or failure to adequately protect our intellectual property could enable competitors to develop generic products or use our proprietary information to develop other products that compete with our products or cause additional, material adverse effects upon our business, results of operations and financial condition.

        The transfer of technology and knowledge to contract manufacturers pursuant to the production of our products also creates a risk of uncontrolled distribution and copying of concepts, methods and processes relating to our products. Such uncontrolled distribution and copying could have a material adverse effect on the value of our products if used for the production of competing drugs or otherwise used commercially without our obtaining financial compensation.

We may become subject to third parties' claims alleging infringement of patents and proprietary rights or seeking to invalidate our patents or proprietary rights, which would be costly, time-consuming and, if successfully asserted against us, delay or prevent the development and commercialization of our product and our current or future product candidates.

        There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical industry, as well as patent challenge proceedings, including interference and administrative law proceedings before the U.S. Patent and Trademark Office ("PTO") and the European Patent Office ("EPO"), and oppositions and other comparable proceedings in other jurisdictions. Recently, under U.S. patent reform laws, new procedures including inter partes review and post grant review have been implemented. As stated below, the novel implementation of such reform laws presents uncertainty regarding the outcome of challenges to our patents in the future.

        We cannot assure you that our product or any of our current or future product candidates will not infringe existing or future patents. We may be unaware of patents that have already issued that a third party might assert are infringed by our product or one of our current or future product candidates. Because patent applications can take many years to issue and may be confidential for eighteen months or more after filing, there may be applications now pending of which we are unaware and which may later result in issued patents that we may infringe by commercializing our product or any of our current or future product candidates. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. Moreover, we may face claims from non-practicing entities (commonly referred to as "patent trolls"), which have no relevant product revenue and against whom our own patent portfolio may thus have no deterrent effect.

        We may be subject to third-party claims in the future against us or our collaborators that would cause us to incur substantial expenses and, if successful against us, could cause us to pay substantial damages, including treble damages and attorney's fees if we are found to be willfully infringing a third party's patents. If a patent infringement suit were brought against us or our collaborators, we or our collaborators could be forced to stop or delay research, development, manufacturing or sales of the product candidate that is the subject of the suit. As a result of patent infringement claims, or in order to avoid potential claims, we or our collaborators may choose to seek, or be required to seek, a license from the third party and would most likely be required to pay license fees or royalties or both. These licenses may not be available on acceptable terms, or at all. Even if we or our collaborators were able to obtain a license, the rights may be nonexclusive, which would give our competitors access to the same intellectual property. Ultimately, we could be prevented from commercializing a product, or forced to redesign it, or to cease some aspect of our business operations if, as a result of actual or threatened patent infringement claims, we or our collaborators are unable to enter into licenses on acceptable terms. Even if we are successful in defending such claims, infringement and other intellectual property litigation can be expensive and time-consuming to litigate and divert management's attention from our core business. Any of these events could harm our business significantly.

        In addition to infringement claims against us, if third parties have prepared and filed patent applications in the U.S. that also claim technology to which we have rights, we may have to participate in interference proceedings in the U.S. PTO to determine the priority of invention. Third parties may also attempt to initiate reexamination, post grant review or inter partes review of our patents in the U.S. PTO. We may also become involved in similar opposition proceedings in the EPO or comparable offices in other jurisdictions regarding our intellectual property rights with respect to our products and technology. Any of these claims could have a material adverse effect on our business, results of operations and financial condition.

If our efforts to protect the proprietary nature of the intellectual property related to our product or any of our current or future product candidates are not adequate, we may not be able to compete effectively in our market.

        We rely upon a combination of patents, trade secret protection, confidentiality and license agreements to protect the intellectual property related to our product and our current product candidates and our development programs.

        Composition-of-matter patents on an active pharmaceutical ingredient are generally considered to be the strongest form of intellectual property protection for pharmaceutical products, as such patents provide protection without regard to any particular method of use or manufacture. We cannot be certain that the claims in our patent application covering composition-of-matter of our product and our product candidates will be considered patentable by the U.S. PTO and courts in the U.S., or by the patent offices and courts in foreign countries. Method-of-use patents protect the use of a product for the specified method. This type of patent does not prevent a competitor from making and marketing a product that is identical to our product for an indication that is outside the scope of the patented method. Moreover, for our animal health products particularly, even if competitors do not actively promote their products for our targeted indications, veterinarians may recommend that pet owners use these products off label, or pet owners may do so themselves. Although off-label use may infringe or contribute to the infringement of method-of-use patents, we believe the practice is common and such infringement is difficult to prevent or prosecute.

        The strength of patents in the field of human and animal health products involves complex legal and scientific questions and can be uncertain. The patent applications that we own or license may fail to result in issued patents in the U.S. or in other foreign countries. Even if the patents do successfully issue, third parties may challenge the validity, enforceability or scope thereof, which may result in such patents being narrowed, invalidated or held unenforceable. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property or prevent others from designing around our claims. If the breadth or strength of protection provided by the patent applications we own, in-license or pursue with respect to our product or any of our current or future product candidates is threatened, it could threaten our ability to commercialize our product or any of our current or future product candidates. Further, if we encounter delays in our development efforts, the period of time during which we could market our product or any of our current or future product candidates under patent protection would be reduced. Since patent applications in the U.S. and most other countries are confidential for a period of time after filing, we cannot be certain that we were the first to file any patent application related to our product and product candidates. Furthermore, for patent applications in which claims are entitled to a priority date before March 16, 2013, an interference proceeding can be provoked by a third party or instituted by the U.S. PTO to determine who was the first to invent any of the subject matter covered by the patent claims of our applications. For patent applications containing a claim not entitled to a priority date before March 16, 2013, there is a greater level of uncertainty in the patent law with the passage of the America Invents Act, which went into effect on that date and brought about significant changes to the U.S. patent laws that have yet to be well defined, and which introduces new procedures for challenging pending patent applications and issued patents. A primary change under this reform is creating a "first to file" system in the U.S., which requires us to minimize the time from invention to filing of a patent application.

        Even where laws provide protection, costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and the outcome of such litigation would be uncertain. Moreover, any actions we may bring to enforce our intellectual property against our competitors could provoke them to bring counterclaims against us, and some of our competitors have substantially greater intellectual property portfolios than we have.

        We also rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable, processes for which patents are difficult to enforce and any other elements of our product development processes that involve proprietary know-how, information or technology that is not covered by patents. Although we endeavor to execute confidentiality agreements with all of our employees, consultants, advisors and any third parties who have access to our proprietary know-how, information or technology, we cannot be certain that we have executed such agreements with all parties who may have helped to develop our intellectual property or had access to our proprietary information, nor that our agreements will not be breached. We cannot guarantee that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Further, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the EU or the U.S. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the U.S. and elsewhere. If we are unable to prevent material disclosure of the intellectual property related to our technologies to third parties, we will not be able to establish or maintain a competitive advantage in our market, which could materially adversely affect our business, results of operations and financial condition.

        Any disclosure to or misappropriation by third parties of our confidential proprietary information could enable competitors to quickly duplicate or surpass our technological achievements, thus eroding our competitive position in our market.

Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our products.

        As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involves both technological and legal complexity. Therefore, obtaining and enforcing biopharmaceutical patents is costly, time-consuming and inherently uncertain. In addition, the U.S. has recently enacted and is currently implementing wide-ranging patent reform legislation. The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in other situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts, and the U.S. PTO, the laws and regulations governing patents could change in ways that would weaken our ability to obtain new patents or to enforce our existing licensed patents and patents that we might obtain in the future. Similarly, changes in EU patent law and elsewhere could negatively affect the value of our patents registered outside of the U.S.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with any of these requirements.

        The U.S. PTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process. There are situations in which noncompliance can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, competitors might be able to enter the market earlier than would otherwise have been the case, which could have a material adverse effect on our business, results of operations and financial condition.

We may not be able to protect our intellectual property rights throughout the world.

        Filing, prosecuting and defending patents on product and product candidates throughout the world is prohibitively expensive. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection, but where enforcement is not as strong as that in the U.S. These products may compete with our products in jurisdictions where we do not have any issued or licensed patents and our patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing.

        Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biopharmaceuticals, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business.

Risks related to the ADSs and this offering

As a new investor, you will experience substantial dilution as a result of this offering.

        The public offering price per ADS will be substantially higher than the net tangible book value per ADS prior to the offering. Consequently, if you purchase ADSs in this offering at a public offering price of $            per ADS, you will incur immediate dilution of $            per ADS. See "Dilution" for further information regarding the dilution resulting from this offering. In addition, you may experience further dilution to the extent that additional Ordinary Shares are issued upon exercise of outstanding options and warrants. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their Ordinary Shares. In addition, if the underwriters exercise their overallotment option, you will experience additional dilution.

There is no established trading market for the ADSs.

        This offering constitutes our initial public offering of ADSs, and no public market for the ADSs currently exists. We have applied to list the ADSs on the NASDAQ Global Market ("Nasdaq"), and if approved we expect the ADSs to be quoted on Nasdaq, subject to completion of customary procedures in the U.S. Any delay in the commencement of trading of the ADSs on Nasdaq would impair the liquidity of the market for the ADSs and make it more difficult for holders to sell the ADSs.

        If the ADSs are listed on Nasdaq and quoted on Nasdaq, there can be no assurance that an active trading market for the ADSs will develop or be sustained after this offering is completed. The initial offering price has been determined by negotiations among the lead underwriters and us. Among the factors considered in determining the initial offering price were our future prospects and the prospects of our industry in general, our revenue, net income and certain other financial and operating information in recent periods, and the financial ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. However, there can be no assurance that following this offering the ADSs will trade at a price equal to or greater than the offering price.

        In addition, the market price of the ADSs may be volatile. Many factors may have a material adverse effect on the market price of the ADSs, including, but not limited to:

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  announcements of the failure to obtain regulatory approvals or receipt of a "complete response letter" from the FDA;

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  announcements of restricted label indications or patient populations, or changes or delays in regulatory review processes;

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  announcements of therapeutic innovations or new products by us or our competitors;

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  adverse actions taken by regulatory agencies with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;

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  changes or developments in laws or regulations applicable to Paccal Vet, Paclical, or our other product candidates;

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  the failure of our testing and clinical trials;

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  product liability claims, other litigation or public concern about the safety of our product, product candidates or future products;

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  any adverse changes to our relationship with licensors, manufacturers or suppliers;

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  the loss of any of our key scientific or management personnel;

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  any major changes in our board of directors or management;

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  the failure to retain our existing, or obtain new, commercial partners;

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  announcements concerning our competitors or the pharmaceutical industry in general;

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  the achievement of expected product sales and profitability;

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  the failure to obtain reimbursements for our products or price reductions;

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  manufacture, supply or distribution shortages;

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  actual or anticipated fluctuations in our cash position or operating results;

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  manufacturing and supply issues related to our product or our current or future product candidates for our development programs and commercialization;

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  changes in financial estimates or recommendations by securities analysts;

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  the termination of any of our existing license agreements;

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  announcements relating to future licensing or development agreements;

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  potential acquisitions;

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  the trading volume of ADSs on Nasdaq and of the Ordinary Shares on NASDAQ OMX Stockholm and the Frankfurt Stock Exchange;

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  sales of the ADSs or Ordinary Shares by us, our executive officers or directors or our shareholders;

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  fluctuations in the U.S. equity markets;

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  changes in accounting principles;

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  market conditions in the human and animal health sectors; and

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  general economic conditions in the U.S. and elsewhere.

        In addition, the stock market in general, and Nasdaq in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of the ADSs, regardless of our actual operating performance.

The multiple listing of the Ordinary Shares and the ADSs following this offering may adversely affect the liquidity and value of the ADSs.

        Following this offering and after the ADSs are traded on Nasdaq, the Ordinary Shares will continue to be listed on NASDAQ OMX Stockholm and the Frankfurt Stock Exchange. We cannot predict the effect of this multiple listing on the value of the Ordinary Shares and ADSs. However, it is possible the multiple listing of the Ordinary Shares and ADSs may dilute the liquidity of these securities in one or both markets and may adversely affect the development of an active trading market for the ADSs in the U.S. The price of the ADSs could also be adversely affected by trading in the

Ordinary Shares on NASDAQ OMX Stockholm and the Frankfurt Stock Exchange. Although currently we have no plans to do so, we may decide to delist the Ordinary Shares from either exchange in the future. We cannot predict the effect such delisting of the Ordinary Shares would have on the market price of the ADSs.

If securities or industry analysts do not publish research or reports about our business, or if they issue an adverse or misleading opinion regarding the ADSs or the Ordinary Shares, the price of the ADSs and our ordinary share price and trading volume could decline.

        The trading market for the ADSs and the Ordinary Shares will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If we do not obtain adequate securities or industry analyst coverage, the trading price for the ADSs and the Ordinary Shares may be negatively impacted. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us issue an adverse or misleading opinion regarding us, our business model, our products, our intellectual property or the ADSs or our ordinary share performance, or if our target studies and operating results fail to meet the expectations of analysts, the prices of the ADSs and the Ordinary Shares may decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause the price of the ADSs, the price of the Ordinary Shares or trading volume to decline.

Substantial future sales of the Ordinary Shares or the ADSs in the public market, or the perception that these sales could occur, could cause the price of the ADSs to decline.

        Additional sales of the Ordinary Shares or ADSs in the public market after this offering, or the perception that such sales could occur, could cause the market price of the ADSs to decline. Upon completion of this offering, we will have            Ordinary Shares outstanding. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act. The Ordinary Shares held by our directors, officers, and large institutional shareholders will be available for sale upon the expiration of a lock-up period, which we expect will expire 180 days after the date of this prospectus. The remaining Ordinary Shares will be available for sale after this offering since they are not subject to contractual and legal restrictions on resale. Any or all of these shares may be released prior to expiration of the lock-up period at the discretion of the lead underwriters for this offering. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of the ADSs could decline.

You may not have the same voting rights as the holders of the Ordinary Shares and may not receive voting materials in time to be able to exercise your right to vote.

        Holders of ADSs are not shareholders of us and therefore do not have direct voting rights or the right to attend shareholders' meetings. ADS holders do have the right to instruct the depositary how to vote the Ordinary Shares underlying their ADSs, but the depositary will only send voting materials to ADS holders if we ask it to. Therefore, you may not receive voting materials or you may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers or other securities intermediaries, will not have the opportunity to exercise a right to vote.

You may not receive distributions on the Ordinary Shares represented by the ADSs or any value for them if it is illegal or impractical to make them available to holders of ADSs.

        The depositary for the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on the Ordinary Shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of the Ordinary Shares your ADSs represent. However, in accordance with the limitations set forth in the deposit agreement, it may be unlawful or impractical to make a distribution available to holders of ADSs. We have no obligation to take any other action to permit the distribution of the ADSs, Ordinary Shares, rights or anything else to holders of the ADSs. This means that you may not receive the distributions we make on the Ordinary Shares or any value from them if it is unlawful or impractical to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the Securities and Exchange Commission than U.S. companies. This may limit the information available to holders of the ADSs.

        We are a "foreign private issuer," as defined in the SEC's rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to companies organized within the U.S. For example, we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our officers and directors are exempt from the reporting and "short-swing" profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. Accordingly, there may be less publicly available information concerning our company than there is for U.S. public companies.

        As a foreign private issuer, we will file an annual report on Form 20-F within four months of the close of each fiscal year ended April 30 and reports on Form 6-K relating to certain material events promptly after we publicly announce these events. However, because of the above exemptions for foreign private issuers, our shareholders will not be afforded the same protections or information generally available to investors holding shares in public companies organized in the U.S.

As a foreign private issuer, we are not subject to certain Nasdaq corporate governance rules applicable to U.S. listed companies.

        We rely on a provision in Nasdaq's Listed Company Manual that allows us to follow Swedish corporate law and the Swedish Companies Act (SFS 2005:551) (the "Swedish Companies Act") with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on Nasdaq.

        For example, we are exempt from Nasdaq regulations that require a listed U.S. company to:

  •
  have a majority of the board of directors consist of independent directors;

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  require non-executive directors to meet on a regular basis without management present;

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  promptly disclose any waivers of the code for directors or executive officers that should address certain specified items;

  •
  have an independent nominating committee;

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  solicit proxies and provide proxy statements for all shareholder meetings; and

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  seek shareholder approval for the implementation of certain equity compensation plans and issuances of ordinary shares.

        As a foreign private issuer, we are permitted to, and we will, follow home country practice in lieu of the above requirements.

        In accordance with our Nasdaq listing, our audit committee is required to comply with the provisions of Section 301 of the Sarbanes-Oxley Act, and Rule 10A-3 of the Exchange Act, both of which are also applicable to Nasdaq-listed U.S. companies. Because we are a foreign private issuer, however, our audit committee is not subject to additional Nasdaq requirements applicable to listed U.S. companies, including an affirmative determination that all members of the audit committee are "independent," using more stringent criteria than those applicable to us as a foreign private issuer.

We are an "emerging growth company," as defined in the JOBS Act, and as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, the ADSs and the Ordinary Shares may be less attractive to investors.

        We are an "emerging growth company," as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We cannot predict if investors will find the ADSs or the Ordinary Shares less attractive because we will rely on these exemptions. If some investors find the ADSs or the Ordinary Shares less attractive as a result, there may be a less active trading market for the ADSs or the Ordinary Shares and the price of the ADSs may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year: (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least USD$1.0 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of the Ordinary Shares that is held by non-affiliates exceeds USD$700 million as of the prior June 30; and (2) the date on which we have issued more than USD$1.0 billion in non-convertible debt during the prior three-year period.

If we fail to establish and maintain proper internal controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

        Section 404(a) of the Sarbanes-Oxley Act requires that beginning with our annual report for the year ending April 30, 2015, management shall assess and report annually on the effectiveness of our internal controls over financial reporting and identify any material weaknesses in our internal controls over financial reporting. Although Section 404(b) of the Sarbanes-Oxley Act requires our independent registered public accounting firm to issue an annual report that addresses the effectiveness of our internal controls over financial reporting, we have opted to rely on the exemptions provided in the JOBS Act, and consequently will not be required to comply with SEC rules that implement Section 404(b) of the Sarbanes-Oxley Act until such time as we are no longer an emerging growth company.

        Our first Section 404(a) assessment will take place beginning with our annual report for the year ending April 30, 2015. The presence of a material weakness could result in financial statement errors which, in turn, could lead to errors in our financial reports or delays in our financial reporting, and could require us to restate our operating results or require our auditors to issue a qualified audit report. For the fiscal years ended April 30, 2013 and April 30, 2012, our independent registered public accounting firm reported to our audit committee that it had identified a material weakness in internal control over financial reporting related to inadequate financial statement preparation and review procedures. See "Our independent registered public accounting firm has advised us that it has identified a material weakness in our internal control over financial reporting relating to inadequate financial statement preparation and review procedures." In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, we will need to expend significant resources and provide significant management oversight. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management's attention from other business concerns. These changes may not, however, be effective in maintaining the adequacy of our internal controls.

        If we are unable to conclude that we have effective internal controls over financial reporting or, at the appropriate time, our independent auditors are unwilling or unable to provide us with an unqualified report on the effectiveness of our internal controls over financial reporting as required by Section 404(b) of the Sarbanes-Oxley Act, investors may lose confidence in our operating results, the price of the ADSs could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, we may not be able to remain listed on Nasdaq.

We will incur significant increased costs as a result of operating as a company whose ADSs are publicly traded in the U.S., and our management will be required to devote substantial time to new compliance initiatives.

        As a company with publicly traded ADSs in the U.S., we will incur significant legal, accounting, insurance and other expenses that we have not previously incurred. In addition, the Sarbanes-Oxley Act, Dodd-Frank Wall Street Reform Act, Consumer Protection Act and related rules implemented by the SEC and Nasdaq have imposed various requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We estimate that our annual compliance expenses following the completion of this offering will be approximately SEK 3 million in each of the next two fiscal years. Among other matters, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. These laws and regulations could also make it more difficult and expensive for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of the ADSs, fines, sanctions and other regulatory action and potentially civil litigation.

We have broad discretion to determine how to use the funds raised in this offering, and may use them in ways that may not enhance our operating results or the price of the ADSs or the Ordinary Shares.

        Though we intend to use the proceeds from this offering as indicated in "Use of Proceeds," our management will have broad discretion over how to use proceeds from this offering, and we could spend the proceeds from this offering in ways our investors and shareholders may not agree with or that do not yield a favorable return, if at all. We intend to use the net proceeds of this offering to fund (1) new clinical trials and other regulatory requirements of multiple product candidates; (2) production development, including validation batches; (3) discovery and development of new product candidates; (4) working capital; (5) capital expenditures; and (6) other general corporate purposes, including employees, rent, and costs and expenses of being a U.S. public company. However, our ultimate use of these proceeds may differ substantially from our current plans. If we do not invest or apply the proceeds of this offering in ways that improve our operating results, we may fail to achieve expected financial results, which could cause the price of the ADSs to decline.

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.

        We are incorporated under Swedish law. The rights of holders of Ordinary Shares and, therefore, certain of the rights of holders of ADSs, are governed by Swedish law, including the provisions of the Swedish Companies Act, and by our Articles of Association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. See "Description of the Ordinary Shares—Differences in Corporate Law" for a description of the principal differences between the provisions of the Swedish Companies Act applicable to us and, for example, the Delaware General Corporation Law relating to shareholders' rights and protections.

We may be or may become a passive foreign investment company ("PFIC") for U.S. federal income tax purposes.

        Whether we are or may be a PFIC is a complex determination based on all of the relevant facts and circumstances including the classification of various assets and income under the PFIC rules. Further, a determination as to whether or not we are a PFIC must be made annually and our circumstances may change in any given year. We do not intend to make decisions regarding our business operations with the specific purpose of reducing the likelihood of our becoming a PFIC. Accordingly, our business plan may result in our engaging in activities that could cause us to become a PFIC. If we are or become a PFIC, U.S. Holders may be subject to increased U.S. federal income taxes on a sale or other disposition of our ADSs and on the receipt of certain distributions and will be subject to increased U.S. federal income tax reporting requirements. See "Taxation—Passive Foreign Investment Company Status" for a more detailed discussion of the consequences if we are treated as a PFIC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains estimates and forward-looking statements, principally in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Some of the matters discussed concerning our operations and financial performance include estimates and forward-looking statements within the meaning of the Securities Act and the Exchange Act.

        These forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other factors that could cause our actual results of operations, financial condition, liquidity, performance, prospects, opportunities, achievements or industry results, as well as those of the markets we serve or intend to serve, to differ materially from those expressed in, or suggested by, these forward-looking statements. These forward-looking statements are based on assumptions regarding our present and future business strategies and the environment in which we expect to operate in the future. Important factors that could cause those differences include, but are not limited to:

  •
  increasing expenses related to clinical studies and development of our product candidates;

  •
  our ability to obtain funding on acceptable terms or at all;

  •
  the inherent uncertainty of product development/commercialization of our products;

  •
  manufacturing and commercialization;

  •
  patents, including, but not limited to, legal challenges;

  •
  government regulation and approval, including, but not limited to, the expected regulatory approval dates for Paccal Vet, Paclical, and our other product candidates;

  •
  current revenue being insufficient to fund operating expenses;

  •
  future revenue being lower than expected;

  •
  the level of pricing and reimbursement for our products;

  •
  increasing competitive pressures in the industry;

  •
  general economic conditions or conditions affecting demand for the services offered by us in the markets in which it operates, both domestically and internationally, being less favorable than expected;

  •
  fluctuations in the price of raw materials and utilities;

  •
  currency fluctuations and hedging risks;

  •
  worldwide economic and business conditions and conditions in the industries in which we operate;

  •
  our relationships with our customers and suppliers;

  •
  increased competition from other companies in the industries in which we operate;

  •
  changing technology;

  •
  serious adverse events or other safety risks related to our products;

  •
  claims for personal injury or death arising from the use of products produced by us;

  •
  the occurrence of accidents or other interruptions to our production processes;

  •
  changes in our business strategy or development plans, and our expected level of capital expenses;

  •
  our ability to attract and retain qualified personnel;

  •
  regulatory, environmental, legislative and judicial developments;

  •
  our ability to expand our pipeline of product candidates;

  •
  our intention to pay dividends; and

  •
  factors that are not known to us at this time.

        Additional factors that could cause actual results, financial condition, liquidity, performance, prospects, opportunities, achievements or industry results to differ materially include, but are not limited to, those discussed under "Risk Factors" in this prospectus. Additional risks that we may currently deem immaterial or that are not presently known to us could also cause the forward-looking events discussed in this prospectus not to occur. The words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect" and similar words are intended to identify estimates and forward-looking statements. Estimates and forward-looking statements speak only at the date they were made, and we undertake no obligation to update or to review any estimate and/or forward-looking statement because of new information, future events or other factors. Estimates and forward-looking statements involve risks and uncertainties and are not guarantees of future performance. Our future results may differ materially from those expressed in these estimates and forward-looking statements. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this prospectus might not occur and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive of, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

 EXCHANGE RATE INFORMATION

        Fluctuations in the exchange rate between the Swedish krona and the U.S. dollar will affect the U.S. dollar amounts received by owners of the ADSs on conversion of dividends, if any, paid in kronor on the Ordinary Shares and will affect the U.S. dollar price of the ADSs on Nasdaq. The table below shows the period end, average, high and low exchange rates of U.S. dollars per krona for the periods shown. Average rates are computed by using the noon buying rate of the Federal Reserve Bank of New York for the U.S. dollar on the last business day of each month during the relevant year indicated or each business day during the relevant month indicated. All other rates are calculated by using exchange rates posted by Riksbanken, the Swedish central bank. The rates set forth below are provided solely for your convenience and may differ from the actual rates used in the preparation of our consolidated financial statements included in this prospectus and other financial data appearing in this prospectus.

	Period End	Average	High	Low
Year Ended April 30:
2009	7.9882	7.3070	9.2863	5.8934
2010	7.2359	7.2694	8.0405	6.7908
2011	6.0258	6.9437	8.0593	6.0258
2012	6.7274	6.5990	7.0137	5.9968
2013	6.4817	6.6747	7.2655	6.2880
Month Ended:
November 30, 2013	6.5709	6.5863	6.6603	6.4946
December 2013	6.5084	6.5328	6.6094	6.4998
January 2014	6.5262	6.4862	6.5709	6.4205
February 2014	6.4908	6.4930	6.5652	6.4382
March 2014	6.5068	6.4114	6.5068	6.3392
April 2014	6.5690	6.5488	6.6051	6.4508
May 2014 (through May 23, 2014)	6.6274	6.5536	6.6274	6.4895
Six Month Period Ended October 30, 2013:	6.4692	6.5391	6.8654	6.3067

 PRICE RANGE OF THE ORDINARY SHARES

        The Ordinary Shares have been trading on NASDAQ OMX Stockholm under the symbol "OASM" since June 24, 2010 and on the Frankfurt Stock Exchange under the symbol "OMAX" since January 24, 2011.

        The following table sets forth, for the periods indicated, the reported high and low closing sale prices of the Ordinary Shares on NASDAQ OMX Stockholm and the Frankfurt Stock Exchange, in kronor and U.S. dollars and in Euros and U.S. dollars, respectively. U.S. dollar per ordinary share amounts have been translated into U.S. dollars at $1.00 = SEK 6.5049 and $1.00 = €1.3870 based on the certified foreign exchange rates published by Federal Reserve Bank of New York on April 30, 2014.

  NASDAQ OMX Stockholm

	Krona		Dollar
	Price Per Ordinary Share		Price Per Ordinary Share
	High	Low	High	Low
Annual (Year Ended April 30):
2011 (beginning June 24, 2010)	26.00	11.60	4.00	1.78
2012	14.60	6.60	2.24	1.31
2013	13.55	4.70	2.08	0.72
2014	29.80	10.00	4.58	1.54
Quarterly (Fourth Quarter Ended April 30):
First Quarter 2013	8.00	6.30	1.23	0.97
Second Quarter 2013	8.45	5.10	1.30	0.78
Third Quarter 2013	10.50	4.70	1.61	0.72
Fourth Quarter 2013	13.55	10.20	2.08	1.57
First Quarter 2014	12.45	10.00	1.91	1.54
Second Quarter 2014	18.20	11.90	2.80	1.83
Third Quarter 2014	23.90	16.80	3.67	2.58
Fourth Quarter 2014	29.80	18.60	4.58	2.86
Most Recent Six Months:
November 30, 2013	19.40	16.80	2.98	2.58
December 31, 2013	21.30	19.00	3.27	2.92
January 2014	23.90	20.00	3.67	3.07
February 2014	29.80	23.00	4.58	3.54
March 2014	23.70	19.50	3.64	3.00
April 2014	21.20	18.60	3.26	2.86
May 2014 (through May 28, 2014)	21.00	18.80	3.23	2.89

  Frankfurt Stock Exchange

	Euro		Dollar
	Price Per Ordinary Share		Price Per Ordinary Share
	High	Low	High	Low
Annual (Year Ended April 30):
2011 (beginning January 24, 2011)	1.95	0.92	1.41	0.66
2012	1.20	0.53	0.87	0.38
2013	2.40	0.56	1.73	0.40
2014	3.31	1.13	2.39	0.81
Quarterly (Fourth Quarter Ended April 30):
First Quarter 2013	0.88	0.67	0.63	0.48
Second Quarter 2013	0.97	0.58	0.70	0.42
Third Quarter 2013	1.16	0.53	0.84	0.38
Fourth Quarter 2013	1.63	1.13	1.18	0.81
First Quarter 2014	1.41	1.13	1.02	0.81
Second Quarter 2014	2.10	1.34	1.51	0.97
Third Quarter 2014	2.74	1.88	1.98	1.36
Fourth Quarter 2014	3.31	2.00	2.39	1.44
Most Recent Six Months:
November 30, 2013	2.12	1.86	1.53	1.34
December 31, 2013	2.40	2.19	1.73	1.58
January 2014	2.74	2.18	1.98	1.57
February 2014	3.31	2.51	2.39	1.81
March 2014	3.09	2.15	2.23	1.55
April 2014	2.45	2.00	1.77	1.44
May 2014 (through May 28, 2014)	2.27	1.99	1.64	1.43

USE OF PROCEEDS

        We estimate that we will receive total estimated net proceeds from this offering of approximately $             million, based on an offering price of $            per ADS, or $             million if the underwriters exercise the overallotment option in full, in each case after deducting underwriting discounts and commissions and estimated expenses of the offering payable by us.

        We intend to use the net proceeds we receive from this offering as follows:

  •
  approximately $          million to fund new clinical trials and other regulatory requirements of our product and product candidates;

  •
  approximately $          million to fund production development, including validation batches;

  •
  approximately $          million to discover and develop new product candidates;

  •
  approximately $          million to fund working capital;

  •
  approximately $          million to fund capital expenditures; and

  •
  approximately $          million for other general corporate purposes, including employees, rent, and costs and expenses of being a U.S. public company.

        The expected uses of the net proceeds we receive from this offering represent our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenses may vary significantly depending on numerous factors. Accordingly, we will have broad discretion over the uses of the net proceeds in this offering and investors will be relying on the judgment of our management regarding the application of the net proceeds. In addition, it is possible that the amount set forth above will not be sufficient for the purposes described above.

        Pending these uses, we intend to invest the net proceeds from this offering in short or medium term investments.

 DIVIDEND POLICY

        Since our inception, we have not declared or paid any dividends on the Ordinary Shares. We intend to retain any earnings for use in our business and do not currently intend to pay dividends on the Ordinary Shares. The declaration and payment of any future dividends will be at the discretion of our board of directors and will depend upon our results of operations, cash requirements, financial condition, contractual restrictions, restrictions imposed by our indebtedness, any future debt agreements or applicable laws and other factors that our board of directors may deem relevant.

        See "Description of American Depositary Shares—Dividends and Other Distributions" for more information on the procedure for awarding dividends to nonresidents of Sweden.

 CAPITALIZATION

        The following table sets forth our total capitalization and cash and cash equivalents as of March 31, 2014:

  •
  on an actual basis; and

  •
  on an as adjusted basis to give effect to the sale by us of            ADSs in this offering at an offering price of $            per ADS (after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering and assuming no exercise of the overallotment option by the underwriters and the application of proceeds therefrom).

        You should read this table together with our consolidated financial statements and the related notes, which we include elsewhere in this prospectus, and with the information under "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of March 31, 2014
	Actual	As adjusted(1)
	(in TSEK)
Liquid Assets	62,708	$

Liabilities:
Total current liabilities	145,000	$
Total non-current liabilities	—		—

Total long-term debt, including current portion	145,000	$

Shareholders' equity:
Share capital, SEK 0,10 par value; 81,772,330 shares outstanding; shares issued	8,557	$
Other capital provided	573,439
Retained earnings	(299,348)	$

Total stockholders' equity	282,268	$

Total capitalization	387,268	$

(1)
Assuming the number of shares sold by us in this offering remains the same, a $1.00 increase or decrease in the assumed initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease our total capitalization by $             million.

        The table above does not include Ordinary Shares issuable upon exercise of all of our warrants outstanding as of March 31, 2014.

DILUTION

        If you invest in the ADSs in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per ADS and the as adjusted net tangible book value per ADS after giving effect to this offering.

        As of        , 2014, we had a historical net tangible book value (deficit) of $       million, or $      per Ordinary Share and $      per ADS. Our historical net tangible book value (deficit) per share represents total tangible assets less total liabilities divided by the number of Ordinary Shares outstanding at      , 2014.

        After giving effect to the sale of        ADSs at an assumed initial public offering price of $      per ADS, the midpoint of the range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of      , 2014, would have been approximately $       million, or approximately $      per outstanding Ordinary Share, including Ordinary Shares underlying the outstanding ADSs, or $        per ADS. This amount represents an immediate increase in historical net tangible book value of $        per Ordinary Share, or $      per ADS, to existing shareholders and an immediate dilution in historical net tangible book value of approximately $      per Ordinary Share, or $      per ADS to new investors purchasing ADSs in this offering.

        Dilution per ADS to new investors is determined by subtracting historical as adjusted net tangible book value per Ordinary Share after this offering from the initial public offering price per share paid by new investors. The following table illustrates this dilution:

Assumed initial public offering price per ADS
Historical net tangible book value (deficit) as of October 31, 2013
Increase in as adjusted net tangible book value per ADS attributable to this offering
As adjusted net tangible book value per ADS after this offering
Dilution per ADS to new investors

        Each $1.00 increase (decrease) in the assumed initial public offering price of $      per ADS, the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) the as adjusted net tangible book value after this offering by approximately $      per Ordinary Share and $      per ADS, and dilution in historical net tangible book value per share to new investors by approximately $      per Ordinary Share and $      per ADS, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.

        The following table summarizes on the as adjusted basis described above, as of October 31, 2013, the differences between the shareholders as of October 31, 2013 and the new investors with respect to the number of Ordinary Shares purchased from us, the total consideration paid to us in cash and the average price per Ordinary Share paid at an assumed initial public offering price of $      per ADS. The calculation below is based on the assumed initial public offering price of $      per ADS, the midpoint

of the range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Ordinary Shares Purchased			Total Consideration
							Average Price Per Ordinary Share	Average Price Per ADS
	Number	%		Amount	%
Existing shareholders			%	$		%	$	$
New investors

Total		100%		$	100%		$	$

        Each $1.00 increase (decrease) in the assumed public offering price of $      per ADS would increase (decrease) total consideration paid by new investors, average price per ordinary share and per ADS paid by all shareholders by $       million, $      per Ordinary Share and $      per ADS, respectively, assuming sale of       ADSs by us at an assumed initial public offering price of $      per ADS before deducting estimated underwriting discounts and commissions and offering expenses payable by us.

        The foregoing tables and calculations exclude Ordinary Shares issuable upon exercise of all of our warrants outstanding as of April 30, 2014. To the extent any of these outstanding warrants are exercised, there will be further dilution to new investors. If all of such outstanding warrants had been exercised as of April 30, 2014, the as adjusted net tangible book value per share after this offering would be $      per Ordinary Share and $      per ADS, and total dilution per share to new investors would be $      per Ordinary Share and $      per ADS. In accordance with Swedish law, no director or executive officer may purchase any warrants until this offering has been disclosed.

        If the underwriters exercise their option to purchase additional shares of the ADSs in full:

  •
  the percentage of the Ordinary Shares held by existing shareholders will decrease to approximately    % of the total number of Ordinary Shares outstanding after this offering; and

  •
  the number of shares held by new investors will increase to      , or approximately    % of the total number of Ordinary Shares outstanding after this offering.

 SELECTED CONSOLIDATED FINANCIAL DATA

        You should read the following selected financial data in conjunction with our financial statements and the related notes thereto appearing elsewhere in this prospectus and in the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

        The following table summarizes our consolidated financial data as of the dates and for the periods indicated. The selected consolidated financial data for the fiscal years ended April 30, 2013 and April 30, 2012 have been derived from our consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") and interpretations issued by the International Financial Reporting Interpretations Committee as adopted by the EU ("IFRIC-EU"). Furthermore, the recommendation RFR 1, Supplementary accounting regulations for Groups, issued by the Swedish Financial Reporting Board, has been applied. There are no differences applicable to us between the IFRS as issued by the IASB and IFRS-EU for any of the periods presented herein. The consolidated financial data as of and for the six months ended October 31, 2013 and October 31, 2012 have been derived from our unaudited interim consolidated financial statements and related notes thereto included elsewhere in this prospectus. We have restated our consolidated financial statements for the fiscal years ended April 30, 2013 and April 30, 2012 and for the six-month periods ending October 31, 2013 and October 31, 2012 as a result of the reasons disclosed in Note 32 to our consolidated financial statements, included elsewhere in this prospectus. We have prepared the unaudited consolidated financial information set forth below on the same basis as our audited consolidated financial statements. The results for any interim period are not necessarily indicative of the results that may be expected for a full year.

        Our consolidated financial statements are prepared and presented in Swedish krona, our presentation currency. Solely for the convenience of the reader, our consolidated financial statements as of and for the year ended April 30, 2013 have been translated into U.S. dollars at $1.00 = SEK 6.4817 based on the certified foreign exchange rates published by Federal Reserve Bank of New York on April 30, 2013. Such convenience translation should not be construed as a representation that the Swedish krona amounts have been or could be converted into U.S. dollars at this or at any other rate of exchange, or at all.

        Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary consolidated financial data should be read in conjunction with the section "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements included elsewhere in this prospectus.

Consolidated Income Statement Data:

	Six Months Ended October, 31		Year Ended April, 30
	(Restated(1)) 2013	(Restated(1)) 2012	(Restated(1)) 2013	(Restated(1)) 2013	(Restated(1)) 2012
	(TSEK)	(TSEK)	(USD)	(TSEK)	(TSEK)
Net sales	24	—	—	—	891
Capitalized development cost	15,484	26,486	7,132	46,229	61,963
Other operating income	4,353	96	389	2,524	104
Raw materials, consumables and goods for resale	(2,286)	(3,933)	(947)	(6,137)	(10,127)
Other external expenses	(27,627)	(31,804)	(9,660)	(62,616)	(72,162)
Employee benefit expenses	(21,827)	(19,560)	(6,543)	(42,408)	(41,144)
Depreciation	(2,479)	(2,547)	(785)	(5,089)	(5,062)
Operating income	(34,359)	(31,263)	(10,427)	(67,583)	(65,536)
Financial income	140	4	91	587	363
Financial expenses	(2,666)	(2,628)	(831)	(5,384)	(497)
Financial items, net	(2,526)	(2,625)	(740)	(4,798)	(135)
Income before taxes	(36,885)	(33,887)	(11,167)	(72,381)	(65,670)
Taxes	—	—	—	—	—

Income for the period	(36,885)	(33,887)	(11,167)	(72,381)	(65,670)

Earnings per share, before and after dilution, SEK(2)	(0.45)	(0.58)	(0.16)	(1.06)	(1.18)
Weighted average number of shares, in thousands before and after dilution(2)	81,772	58,214	10,584	68,605	55,589

(1)
Restatement of figures has been performed in order to correct the accrual of development costs that have been capitalized at the end of each reporting period.

(2)
Recalculation of historical figures has been performed with regards to capitalization issue components in the preferential rights share issue carried out in the fiscal quarter ended January 31, 2013.

Consolidated Statement of Financial Position Data:

	Six Months Ended October, 31		Year Ended April, 30
	(Restated(1)) 2013	(Restated(1)) 2012	(Restated(1)) 2013	(Restated(1)) 2013	(Restated(1)) 2012
	(TSEK)	(TSEK)	(USD)	(TSEK)	(TSEK)
Non-current assets	398,838	383,766	59,146	383,368	354,073
Liquid assets	10,851	2,017	9,713	62,956	2,028
Total current assets	18,252	7,295	10,783	69,895	6,227
Total assets	417,090	391,060	69,930	453,263	360,299
Total equity	282,268	239,586	49,239	319,153	273,474
Total non-current liabilities	891	123,716	137	891	16,264
Total current liabilities	133,931	27,758	20,553	133,219	70,561
Total liabilities	134,822	151,474	20,691	134,110	86,825

Consolidated Cash Flow Data:

	Six Months Ended October, 31		Year Ended April, 30
	(Restated(1)) 2013	(Restated(1)) 2012	(Restated(1)) 2013	(Restated(1)) 2013	(Restated(1)) 2012
	(TSEK)	(TSEK)	(USD)	(TSEK)	(TSEK)
Cash flow from operating activities	(34,157)	(35,502)	(11,100)	(71,946)	(53,758)
Cash flow from investing activities	(17,949)	(41,363)	(8,854)	(57,388)	(74,772)
Cash flow from financing activities	—	76,854	29,354	190,263	78,662

(1)
Restatement of figures has been performed in order to correct the accrual of development costs that have been capitalized at the end of each reporting period.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section of this prospectus for a discussion of important factors that could cause our actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

        We are a pharmaceutical company focused on innovative treatments within animal and human oncology. We received conditional approval by the United States Food and Drug Administration ("FDA") for our initial veterinary oncology product in February 2014, which made us eligible for royalties and potential milestone payments from our commercial partner Abbott Animal Health, the animal health division of Abbott Laboratories. Our product and product candidates utilize a proprietary, nanoparticle formulation technology that is designed to facilitate the administration of intravenously-delivered active pharmaceutical ingredients ("APIs"), without the addition of toxic solvents. We believe our formulation may result in improved safety, efficacy and ease of administration over existing drugs. Our initial development and commercialization efforts are focused on creating novel formulations of well-established chemotherapeutic drugs that can be used for the treatment of cancer in both companion animals and humans. We also have another veterinary oncology product candidate and four human oncology product candidates in pre-clinical and clinical development. We expect to disclose top-line Phase III data for our lead human oncology product candidate in the third quarter of 2014.

        Our lead products utilize paclitaxel, the active ingredient of Taxol and Abraxane, two widely used cancer drugs marketed by Bristol-Myers Squibb and Celgene, respectively. Based on the potential benefits of our proprietary formulation technology, we are pursuing a strategy to replace the use of existing paclitaxel-based products in multiple cancers with our novel formulations. Our formulation is marketed under the name Paccal Vet-CA1 ("Paccal Vet") for veterinary indications and is currently called Paclical for human indications. We have licensed the global commercial rights to Paccal Vet, excluding Japan, Russia and the CIS, to Abbott Animal Health. We own the global commercial rights to Paclical, excluding Israel, Turkey, Russia, the CIS, Ukraine, Georgia and Turkmenistan.

        Paccal Vet is the first injectable chemotherapeutic agent authorized for marketing for the treatment of squamous cell carcinoma and mammary carcinoma in dogs. We received conditional approval by the FDA for Paccal Vet for the treatment of mammary carcinoma and squamous cell carcinoma under the Minor Use and Minor Species ("MUMS") designation in the U.S. MUMS designation is a status similar to orphan designation for human drugs, making the sponsor eligible for incentives to support the approval or conditional approval of the designated drug, including seven years of market exclusivity in the U.S. Accordingly, upon our receipt of such conditional approval pursuant to the MUMS designation our commercial partner, Abbott Animal Health, was able to begin selling Paccal Vet in the U.S. Pursuant to our agreement with Abbott Animal Health, we will be entitled to receive tiered royalties on Paccal Vet starting at a minimum of approximately one third of net sales and future potential milestone payments. We believe Paccal Vet can be on the market for up to five years, through annual renewals, while we collect remaining required effectiveness data for full approval. We are currently planning additional efficacy studies in dogs to collect all the necessary efficacy data for full U.S. approval of Paccal Vet for mammary carcinoma and squamous cell carcinoma as well as expand into additional cancer indications, including mast cell tumors.

        Since we do not have sales and marketing operations, we have entered into various licensing and distribution agreements with established pharmaceutical companies to sell Paccal Vet, Paclical, and our other product candidates. In addition to our agreement with Abbott Animal Health, we have also entered into an agreement with Pharmasyntez for the commercialization of Paclical in Russia and the CIS, as well as Ukraine, Georgia and Turkmenistan, and a separate agreement with Medison Pharma for the commercialization of Paclical in Israel and Turkey. Furthermore, we have entered into an agreement with Nippon Zenyaku Kogyo for the commercialization of Paccal Vet in Japan. All of these agreements provide the pharmaceutical companies with the sole right to commercialize one or more of our products in their exclusive territories for all indications. From our incorporation through October 31, 2013, such agreements have yielded cash of SEK 105.86 million in upfront fees and milestone payments, of which SEK 86.94 million has been recognized as revenue. In addition to these partnerships, we may eventually directly commercialize Paclical ourselves using a targeted sales strategy similar to the approach used by Abraxis during the launch of Abraxane in 2005. To that end, we generally expect to retain some rights to commercialize Paclical in the U.S. and the EU.

        We are a newly-commercial stage company with one product conditionally approved for marketing and sale, and given our recent change from development stage to commercial stage, we have not generated any significant revenue other than milestone payments from our commercial partners. We have incurred significant net losses since our inception. We incurred net losses of SEK 65.67 million and SEK 72.38 million for the fiscal years ended April 30, 2012 and April 30, 2013, respectively, and SEK 36.89 million during the six months ended October 31, 2013. These losses have resulted principally from costs incurred in connection with research and development activities and general and administrative costs associated with our operations. As of October 31, 2013, we had a deficit accumulated during development stage of SEK 336.61 million and cash, cash equivalents and short-term investments of SEK 10.85 million. We expect to continue to incur operating losses in the near future as we continue our clinical and preclinical development programs, apply for marketing approval for our product candidates, and subject to obtaining regulatory approval of our product candidates, establish sales and marketing partnerships in preparation for the potential commercialization of our product candidates. We believe that the net proceeds of this offering, together with our existing cash and cash equivalents, will enable us to fund our operating expenses and capital expenditure requirements for at least the next twelve months.

        Other than what is disclosed in this prospectus, there are at present no significant trends known to us that are reasonably likely to have a material effect on our financial situation.

Events after balance sheet date

        Conditional Approval of Paccal Vet.    On February 27, 2014, we received FDA conditional approval for Paccal Vet, which made us eligible for royalties and potential milestone payments from our commercial partner Abbott Animal Health, the animal health division of Abbott Laboratories.

        New Financing.    On December 1, 2013, the SEK 105 million loan from investment company Nxt2b was extended for one year and now has a new maturity date of December 31, 2014. After January 1, 2014, the interest rate on this loan from Nxt2b increased from 5% to 8.5%. On December 3, 2013, we announced that we have successfully passed an FDA Pre-Approval Inspection of our manufacturing facility in Uppsala, Sweden. On December 2, 2013, we received a new bank loan from Nordea Bank AB amounting to SEK 40 million, with a term from December 1, 2013 to March 31, 2014, which on March 25, 2014 was subsequently replaced with a loan from Nordea Bank AB having a term from April 1, 2014 to August 29, 2014.

        New Ordinary Share Issuance.    On March 7, 2014, we announced that we have completed a Swedish private placement of 3,800,000 new Ordinary Shares, providing us with approximately SEK 72 million before transaction related costs. The proceeds from the private placement are intended to strengthen our working capital as well as finance the continued operations and further development of additional human and veterinary products based on our XR-17 technology.

Financial Operations Overview

        Net sales.    We generate net sales pursuant to agreements with our commercial partners. These agreements generally include some of the following sources of revenue: an initial payment, additional milestone payments dependent upon the achievement of certain clinical, regulatory or commercial milestones, and royalties on product sales of licensed products if and when such product sales occur. Net sales also include amounts earned from the sale of miscellaneous supplies, such as sterile water. We recognize net sales when the amount earned can be measured in a reliable way and when we have determined it is likely that future economic benefits will accrue to us and certain criteria have been met, which will vary based on specific contractual arrangements. Revenue from licensing arrangements was recognized during the fiscal year ended April 30, 2012, amounting to TSEK 891. This revenue was recognized individually based on contractual arrangements. No royalties or product sales have been recognized during the applicable period.

        Capitalized development cost.    Capitalized development cost consists of expenditures for materials and services used in development of the intangible asset and employee benefit expenses for staff engaged in developing the intangible asset. Expenditures for research and development operations are generally expensed as they occur. Development costs which are attributable to clinical trials and registration are capitalized to the extent that they are expected to generate future economic benefits. We have determined that the beginning of Phase III trials is the earliest point for capitalization of development expense. This has been applied for Paccal Vet and Paclical, for which all conditions for capitalization are fulfilled. These conditions are generally met when it is probable that expected future economic benefits attributable to an asset will flow to us and the asset's cost can be measured reliably. The disclosure of the development costs in Phase III is accounted for gross, i.e. the costs are included in various operating expenses whereas the capitalized part is disclosed on a specific line in the income statement.

        Other operating income.    Other operating income comprises revenues that are not in the ordinary course of business. For the periods disclosed, other operating income primarily consists of a capital gain in connection with the signing of the amendment of the distribution agreement with Abbott in January 2013 and an insurance compensation we received in June 2013 and November 2012 due to defective water equipment valves that lost small particles, resulting in product recall, destruction of clinical batches and lost time for the production of vials for clinical trials. All proceeds received from the insurance compensation were used towards paying for the extra costs associated with the resulting business interruption.

        Operating expenses.    Operating expenses includes four categories to the operating expenses, as described below.

        Raw materials, consumables.    Raw materials, consumables consist of materials and consumables for manufacturing of pharmaceuticals for clinical trials, cost of analysis for such pharmaceuticals and handling of waste.

        Other external expenses.    Other external expenses consist mainly of external fees paid for clinical trials, fees paid for regulatory, administration and other services such as rent of facility and cost for utilities.

        Employee benefit expenses.    Employee benefit expenses consist of salaries to employees, remuneration to board members, social security cost and other employee benefits and expenses.

        Depreciation.    Depreciation consists of depreciation for machinery, equipment and patents. The capitalized development expense is not yet subject to depreciation.

        Financial income.    Financial income consists primarily of interest earned by investing our cash reserves in short-term interest-bearing deposit accounts.

        Financial expenses.    Financial expenses consist primarily of interest expense incurred on a single loan from Nxt2b of SEK 105 million.

        Income taxes.    As a Swedish resident trading equity, we are subject to Swedish corporate taxation. Since we have been loss-making since inception, no corporate taxes have been recorded.

Results of operations

Interim Six Months Results of Operations

Comparison of Six months ended October 31, 2013 and October 31, 2012

	Six Months Ended October 31,
	(Restated(1)) 2013	(Restated(1)) 2012
	(in TSEK)
Net sales	24	—
Capitalized development cost	15,484	26,486
Other operating income	4,353	96
Operating expenses	(54,219)	(57,844)
Financial income	140	4
Financial expense	(2,666)	(2,628)

(1)
Restatement of figures has been performed in order to correct the accrual of development costs that have been capitalized at the end of each reporting period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Internal control over financial reporting."

Net sales

	Six Months Ended October 31,
	2013	2012
	(in TSEK)
Net sales	24	—

        Net sales for the six months ended October 31, 2013, amounted to SEK 0.02 million, consisting of sales of sterile water to Solveco AB, a Swedish manufacturer who has supplied us with industrial alcohol since 2005. There were no net sales in the same period in the prior fiscal year.

Capitalized development cost

	Six Months Ended October 31,
	(Restated(1)) 2013	(Restated(1)) 2012
	(in TSEK)
Capitalized development cost	15,484	26,486

(1)
Restatement of figures has been performed in order to correct the accrual of development costs that have been capitalized at the end of each reporting period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Internal control over financial reporting."

        Capitalized development cost declined by 42%, or SEK 11.00 million, from SEK 26.49 million to SEK 15.48 million in the six months ended October 31, 2013 compared to the same period during the prior year. In both years there were two product candidates, Paccal Vet and Paclical, subject to capitalization. For Paclical, capitalization went down by SEK 15.77 million, to SEK 10.41 million from SEK 26.18 million, as the Phase III study for this product candidate was nearing completion. For Paccal Vet, capitalization increased to SEK 5.07 million from SEK 0.31 million, as a new complementary Phase III study was started in the second quarter of the fiscal year ending April 30, 2013 for EMA approval and full FDA approval.

Other operating income

	Six Months Ended October 31,
	2013	2012
	(in TSEK)
Other operating income	4,353	96

        In the six months ended October 31, 2013, other operating income rose to SEK 4.35 million, compared to SEK 0.1 million during the same period in the prior year. This consisted primarily of the second payment of SEK 4.3 million of the insurance compensation.

Operating expenses

	Six Months Ended October 31,
	(Restated(1)) 2013	(Restated(1)) 2012
	(in TSEK)
Raw materials, consumables	2,286	3,933
Other external expenses	27,627	31,804
Employee benefit expenses	21,827	19,560
Depreciation	2,479	2,547
Total operating expenses	54,219	57,844

(1)
Restatement of figures has been performed in order to correct the accrual of development costs that have been capitalized at the end of each reporting period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Internal control over financial reporting."

        Operating expenses excluding depreciation declined by 6%, or SEK 3.63 million, from SEK 57.84 million to SEK 54.22 million, for the six months ended October 31, 2013, as compared to the same period the year before. The primary cause of the decline was that the Phase III study for Paclical was nearing completion and the cost for this study declined by SEK 15.77 million, which was partly offset by an increase attributable to a Phase III study for Paccal Vet, which increased by SEK 4.77 million. Other expenses that offset the decline in Paclical costs were higher research & development expenses for other product candidates than those mentioned above by SEK 4.9 million and higher general & administrative expenses by SEK 2.55 million.

Financial income

	Six Months Ended October 31,
	2013	2012
	(in TSEK)
Financial income	140	4

        Financial income in the six months ended October 31, 2013 amounted to SEK 0.14 million, compared to SEK 0.004 million in the corresponding period in the prior fiscal year. This increase was a result of higher amounts of invested cash reserves in short-term interest-bearing deposit accounts.

Financial expense

	Six Months Ended October 31,
	2013	2012
	(in TSEK)
Financial expense	2,666	2,628

        Financial expense in the six months ended October 31, 2013 was approximately the same as it was in the prior year. Both amounts consisted primarily of interest on the loan from Nxt2b.

Annual Results of Operations

Comparison of Fiscal Years Ended April 30, 2013 and April 30, 2012

	Year Ended April 30,
	(Restated(1)) 2013	(Restated(1)) 2012
	(in TSEK)
Net sales	—	891
Capitalized development cost	46,229	61,963
Other operating income	2,524	104
Operating expenses	(116,336)	(128,495)
Financial income	587	363
Financial expense	(5,384)	(497)
Income taxes	—	—
Income for the period	(72,381)	(65,670)

(1)
Restatement of figures has been performed in order to correct the accrual of development costs that have been capitalized at the end of each reporting period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Internal control over financial reporting."

Net sales

	Year Ended April 30,
	2013	2012
	(in TSEK)
Net sales	—	891

        There were no net sales for the year ended April 30, 2013. In the prior fiscal year, we recorded SEK 0.89 million of revenue resulting from 50% of an initial milestone payment from the signing of a license agreement with Medison Pharma LTD.

Capitalized development cost

	Year Ended April 30,
	(Restated(1))	(Restated(1))
	2013	2012
	(in TSEK)
Capitalized development cost	46,229	61,963

(1)
Restatement of figures has been performed in order to correct the accrual of development costs that have been capitalized at the end of each reporting period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Internal control over financial reporting."

        Capitalized development cost declined SEK 15.73 million, or 25%, from SEK 61.96 million in the year ended April 30, 2012 to SEK 46.23 million in the year ended April 30, 2013. In both years there were two product candidates, Paccal Vet and Paclical, subject to capitalization. For Paclical, capitalization went down by SEK 20.35 million, from SEK 61.96 million, to SEK 41.61 million as the Phase III study for this product candidate was nearing completion. For Paccal Vet, capitalization equaled SEK 4.62 million in the year ending April 30, 2013, with no capitalization during the prior year. Capitalization of Paccal Vet was a result of a new complementary Phase III study that was started in the second quarter of the fiscal year ending April 30, 2013.

Other operating income

	Year Ended April 30,
	2013	2012
	(in TSEK)
Other operating income	2,524	104

        In the year ended April 30, 2013, other operating income rose to SEK 2.52 million, compared to SEK 0.1 million in the prior year. This consisted mainly of the first payment of SEK 0.75 million of the insurance compensation and a gain on disposal of intangible assets amounting to SEK 1.58 million.

Operating expenses

	Year Ended April 30,
	(Restated(1))	(Restated(1))
	2013	2012
	(in TSEK)
Raw materials, consumables	6,137	10,127
Other external expenses	62,616	72,162
Employee benefit expenses	42,408	41,144
Depreciation	5,089	5,062
Total operating expenses	116,336	128,495

(1)
Restatement of figures has been performed in order to correct the accrual of development costs that have been capitalized at the end of each reporting period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Internal control over financial reporting."

        Operating expenses excluding depreciation declined from SEK 128.50 million to SEK 116.34 million, for a decline of 9%, in the year ended April 30, 2013 compared to the year before. This decline was primarily due to the Phase III study for Paclical nearing completion and the cost for this study declining by SEK 20.35 million in the period, partially offset by an increase attributable to a Phase III for Paccal Vet, which increased by SEK 4.62 million. Other expenses that offset the decline in Paclical costs were higher research & development expenses of SEK 5.00 million for product candidates other than Paccal Vet and Paclical. For the same time period, general & administrative expenses declined by SEK 1.54 million due to lower general external costs.

Financial income

	Year Ended April 30,
	2013	2012
	(in TSEK)
Financial income	587	363

        Financial income in the year ended April 30, 2013 amounted to SEK 0.59 million, compared to SEK 0.36 million for the year before. This 62% increase of was a result of higher amounts of invested cash reserves in short-term interest-bearing deposit accounts.

Financial expense

	Year Ended April 30,
	2013	2012
	(in TSEK)
Financial expense	5,384	497

        Financial expense is primarily attributable to interest on loans from Nxt2b. Interest expense was higher in the year ended April 30, 2013 than in the previous year due to the maturity of the loan. The loan was provided to us in three portions. The first portion, for SEK 25 million, was provided in February 2012. The second portion, for SEK 65 million, was in May 2012. The third portion of SEK 15 million was provided in September 2012, amounting to a total loan of SEK 105 million. The interest rate was fixed at 5% for all portions of the loan until December 31, 2013, after which it increased to 8.5%.

Liquidity and Capital Resources

Sources of funds

        Our primary uses of cash are to fund research and development expenses and capital expenditures. In recent years, we have largely funded our operations and growth from loans, share issuances and milestone payments from our partners and licensees. Our cash flows may fluctuate, are difficult to forecast and will depend on many factors including:

  •
  the realization of revenue from our product and product candidates, which will rely upon the timing of regulatory approvals, the marketing efforts of our commercial partners, and the price levels achieved by our partners;

  •
  the extent of success in our pre-clinical and clinical stage research programs which will determine the amount of funding required to further the development of our product candidates;

  •
  the outcome, timing and cost of regulatory approvals of Paccal Vet, Paclical, Doxophos Vet and our other product candidates;

  •
  the timing of achievement of the milestones receivable if Paccal Vet, Paclical, Doxophos Vet and our other product candidates are approved and launched in the U.S. and elsewhere;

  •
  the extent to which we seek to retain development rights to our pipeline of new product candidates or whether we seek to license such candidates to a partner who will fund future research and development expenditure in return for a right to share in future commercial revenue;

  •
  the terms and timing of new strategic collaborations;

  •
  the number and characteristics of the product candidates that we seek to develop;

  •
  the costs involved in filing and prosecuting patent applications and enforcing and defending potential patent claims; and

  •
  the costs of hiring additional skilled employees to support our continued growth.

        On April 30, 2013 we had the following loans and credit lines: (i) one loan from Nxt2b amounting to SEK 105 million, due December 31, 2013 with an interest rate of 5%, (ii) one unutilized SEK 5 million credit facility with a Swedish bank with a variable interest rate upon utilization, and (iii) one unutilized credit facility of SEK 40 million with Alceco, with a fixed interest rate of 5% upon utilization.

        On December 2, 2013, we reported that the SEK 105 million loan from Nxt2b has been extended for one year with a new maturity date of December 31, 2014, with the interest rate increasing after January 1, 2014 from 5% to 8.5%. Nxt2b has the right to convert or set off all or a portion of its loan to us in connection with any future preferential rights issue. On December 5, 2013, we reported that we were granted a new bank loan from Nordea Bank AB amounting to SEK 40 million, with a term from December 1, 2013 to March 31, 2014. On March 25, 2014, we reported that a new bank loan of SEK 40 million from Nordea Bank AB had replaced the previous bank loan, with the new bank loan having a term of April 1, 2014 to August 29, 2014. None of the applicable debt agreements contain any debt covenants or guarantees.

        We believe that the net proceeds of this offering, together with our cash and cash equivalents and unutilized credit facilities, will be sufficient to fund our operations, including currently anticipated research and development activities and planned capital spending, for the foreseeable future, including for at least the next twelve months.

Summary of cash flows

	Year Ended April 30,		Six Months Ended October 31,
	(Restated(1))	(Restated(1))	(Restated(1))	(Restated(1))
	2013	2012	2013	2012
	(in TSEK)		(in TSEK)
Cash flow from operating activities	(71,946)	(53,758)	(34,157)	(35,502)
Cash flow from investing activities	(57,388)	(74,772)	(17,949)	(41,363)
Cash flow from financing activities	190,263	78,662	—	76,854

(1)
Restatement of figures has been performed in order to correct the accrual of development costs that have been capitalized at the end of each reporting period.

Cash flow from operating activities

        Net cash used in operating activities was SEK 71.95 million for the year ended April 30, 2013, which included an operating income loss of SEK 67.58 million and non-cash items net of SEK 3.6 million. The non-cash items consisted of depreciation of SEK 5.1 million, disposal of tangible assets of SEK 0.09 million and adjustment for income from disposal of intangible assets of SEK (1.58) million. To the operating income, interest received was SEK 0.59 million and interest paid was SEK 0.61 million. We also had a net cash outflow of SEK 7.94 million from changes in operating assets and liabilities during the period. The significant items in the changes in operating assets and liabilities included an increase in other current receivables of SEK 2.15 million, a decrease in accounts payable of SEK 3.2 million and a decrease in other current liabilities of SEK 2.00 million, all normal changes between periods in our operations.

        Net cash used in operating activities was SEK 53.76 million for the year ended April 30, 2012, which included an operating income loss of SEK 65.54 million and one non-cash item, depreciation, of SEK 5.06 million. To the operating income, interest received was SEK 0.36 million and interest paid was SEK 0.5 million. We had a net positive cash flow of SEK 6.85 million from changes in operating assets and liabilities during the period. The significant items in the changes in operating assets and liabilities included a decrease in other current receivables of SEK 1.09 million, a normal change between periods in our operations, and an increase in accounts payable of SEK 6.45 million, reflecting a temporarily high period of invoices from suppliers for clinical trials.

        Net cash used in operating activities was SEK 34.16 million for the six months ended October 31, 2013, which included an operating income loss of SEK 34.36 million and one non-cash item, depreciation of SEK 2.48 million. To the operating income, interest received was SEK 0.14 million and interest paid was SEK 0.02 million. We also had a net cash outflow of SEK 2.40 million from changes in operating assets and liabilities during the period. The significant items in the changes in operating assets and liabilities included an increase in inventories of SEK 0.97 million, a decrease in other current liabilities of SEK 1.10 million and a decrease in accounts payable of SEK 3.03 million, the latter reflecting a lower activity in clinical trials.

        Net cash used in operating activities was SEK 35.50 million for the six months ended October, 31, 2012, which included an operating income loss of SEK 31.26 million and one non-cash item, depreciation, of SEK 2.55 million. To the operating income, interest received was SEK 0.004 million and interest paid was SEK 0.46 million.

        We also had a net cash outflow of SEK 6.33 million from changes in operating assets and liabilities during the period. The significant items in the changes in operating assets and liabilities included a decrease in other current liabilities of SEK 1.96 million and a decrease in accounts payable of SEK 3.29 million, reflecting a lower activity in clinical trials.

Cash flow from investing activities

        For the year ending April 30, 2013, cash flow from investing activities amounted to SEK 57.39 million. This amount included intangible assets of SEK 57.20 million, which consisted of capitalized development costs of SEK 46.23 million and patents and other intangible assets totaling SEK 10.97 million. Disposal of intangible assets generated a positive cash flow of SEK 4.24 million. Investments in tangible assets amounted to SEK 4.44 million, which primarily related to the purchase of production equipment located at Baxter Oncology GmbH in Germany. In the previous fiscal year, cash flow from investing activities was SEK 74.77 million. This consisted of intangible assets of SEK 71.86 million and tangible assets of SEK 2.91 million.

        In the six months ended October 31, 2013, cash flow from investing activities amounted to SEK 17.95 million. This consisted of investments in intangible assets of SEK 17.88 million, of which capitalized development costs were SEK 15.48 million and patents and other intangible assets were SEK 2.40 million, and investments in tangible assets of SEK 0.06 million. In the six months ended October 31, 2012, cash flow from investing activities was significantly higher, amounting to SEK 41.36 million, consisting of intangible assets of SEK 37.08 million and tangible assets of SEK 4.28 million.

Cash flow from financing activities

        In the year ended April 30, 2013, cash flow provided by financing activities amounted to SEK 190.26 million. This amount consisted of a new share issue of SEK 118.06 million net of issue expenses, new loans of SEK 80 million, amortization of loans of SEK 4.6 million and a repayment to credit institutions of SEK 3.2 million. Cash flow from financing in the year before was SEK 78.66 million and consisted of a new share issue of SEK 44.97 million net of issue expenses, new loans of SEK 29.6 million, increase in liabilities to credit institutions of SEK 3.2 million and an increase in non-current liabilities of SEK 0.89 million.

        In the six months ended October 31, 2013, cash provided by financing activities was zero. Cash flow provided by financing activities in the same period the year before amounted to SEK 76.85 million. This consisted of new loans of SEK 80 million, repayment of loans by SEK 4.6 million and an increase in liabilities to credit institutions by SEK 1.45 million.

Contractual Obligations

        The following table summarizes our contractual commitments and obligations as of April 30, 2013.

	Payments Due by Period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(in TSEK)
Operating lease obligations(1)	22,375	4,475	8,950	8,950	—
Purchase obligations(2)	9,179	9,179	—	—	—
Interest Payments	5,053	5,053	—	—	—

Total contractual cash obligations	36,607	18,707	8,950	8,950	—

(1)
Consists of the leasing of office space at TSEK 4,350 per year and photocopiers at TSEK 125 per year. Each floor of our office building is leased separately, with expiration dates of either December 31, 2015 or December 31, 2016. Leases automatically extend for an additional three years if not terminated with nine months' notice.

(2)
Purchase obligations include signed orders for capital equipment and technical services, which have been committed but not yet received at the balance sheet date totaling SEK 9.18 million.

Pension obligations

        The pension plan for the CEO obligates us to pay 20% of the CEO's annual pensionable salary to any company chosen by the CEO. We also allocate to a pension plan 4.5% of the salary of all employees, excluding management, older than 25 years of age.

Critical accounting policies and significant judgments and estimates

        In the application of our accounting policies, we are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances. Actual results may differ from these estimates.

        The following are critical judgments we have made in the process of applying our accounting policies, other than those judgments involving estimation uncertainty, which we believe have the most significant effect on the amounts recognized in our consolidated financial statements.

Initial Milestone Payment

        In 2011, Medison Pharma LTD paid us €200,000 (SEK 1,813,480) in accordance with the license agreement we signed with the company. Should we not receive marketing authorization for Paclical from the European Commission by 2015, €100,000 (SEK 906,740) of this amount will be refunded. This item is subject to assessment each quarter.

Research and Development Expenses

        Research and development expenses are incurred for the development of new products and processes and include conducting clinical trials, development materials, payroll, including scientists and professionals for product registration and approval, external advisors and the allotted cost of manufacturing facility for research and development purposes. Expenditures for research and development are expensed as they occur. Development costs which are attributable to clinical trials and registration are capitalized to the extent that they are expected to generate future economic benefits. We have determined the beginning of Phase III as the earliest point for capitalization of development expense. This has been applied for two pharmaceutical candidates, for which all conditions for capitalization are fulfilled. Research and development expenses as included in the Income statement lines, is disclosed below.

	Year Ended April 30,		Six months Ended October 31,
	(Restated(1)) 2013	(Restated(1)) 2012	(Restated(1)) 2013	(Restated(1)) 2012
	(in TSEK)
Raw materials, consumables	5,945	10,111	2,284	3,774
Other external expenses	54,831	62,393	22,200	28,217
Employee benefit expenses	31,519	30,524	16,490	15,089
Depreciation	4,150	4,027	1,935	2,047
Total R & D expenses	96,444	107,055	42,909	49,127

(1)
Restatement of figures has been performed in order to correct the accrual of development costs that have been capitalized at the end of each reporting period.

Impairment tests for intangible assets

        At the end of each fiscal year, we perform an assessment of whether there is a need for impairment of the capitalized development cost. The impairment test on intangible assets is based on a discounted cash flow model per cash generating unit (CGU). The CGUs are the two products candidates in Phase III. We have made the judgment that there is no need for impairment since of the two pharmaceutical candidates that are capitalized one has already received conditional approval, and approval for the other lies within the foreseeable future. We estimate that future profits motivate the value of the assets.

        The impairment tests requires us to use a number of assumptions, including market factors specific to the pharmaceutical business, potential pricing for our product and product candidates, the amount and timing of estimated future cash flows and the time value of money. In general, cost estimates (cash outflows) can normally be estimated with a higher degree of accuracy than revenues (cash inflows). Some specific areas of uncertainty are described below.

        We have no history on which to base our forecasts. The cytostatic market for dogs is completely new so for this segment there is no product on which to study volumes and prices. The cytostatic market for human use is well known but there have been substantial changes in recent years as patents have expired and generic products have been introduced. One product whose patent has not expired is Abraxane, which is commercially available in many countries, with a higher price than that of generic products but with notable differences in price in those countries where it is on the market.

        One further market uncertainty is that we do not yet have distributors or licensees for our human product candidates in the majority of countries and therefore have not received any parameters by which to estimate our net sales.

        Another uncertainty is cost of goods sold. The only experience that we have with manufacturing is with small-scale production in our plant in Uppsala. We expect that large scale production in Uppsala and elsewhere will reduce the cost of goods sold per unit over time.

        Our estimates have been calculated by the following procedures.

  Animal Health

        We have access to statistics for the number of dogs in the U.S. and the rates of cancer incidence among dogs. We cannot be certain how many dogs with cancer will be treated so we have estimated very small numbers of sales for the first few years. We also cannot be certain what revenue can be derived per patient. We have received estimates from our partner Abbott Animal Health for the amounts dog owners are willing to pay for treatment, not specifically for cytostatics but for other treatments (as there have been no cytostatics for dogs available on any market before we received conditional approval for Paccal Vet from the FDA). Cost of goods sold has been estimated by calculating all components at our plant and at the plants of our sub-contractor.

  Human Health

        We have access to figures on populations per country, cancer incidents per year, per cancer type and per country as well as net sales and prices for existing cytostatics. We also have access to the number of patients treated with taxanes. Of this figure we have estimated very small numbers for the first few years. Cost of goods sold has been estimated in the same way as in animal health above.

        Since until just recently we had no product approved, we have not been able to verify any of our estimates. There have been no major changes to any of our assumptions, other than we have had to move back our estimate of the first year of market approval per product due to the approval processes with the relevant authorities taking more time than we had originally anticipated.

        If our products are not approved, or the probability of their approval is diminished, capitalized expenditures will be carried as expenses. We annually evaluate whether a need for impairment exists for all intangible assets.

Income taxes

        As of April 30, 2013, we had cumulative carry forward tax losses of SEK 300.55 million and at October 31, 2013 we had cumulative carry forward tax losses of SEK 336.61 million. These are available to carry forward and offset against future operating profits, unlimited in time. Future profits will depend on continued marketing approvals for our product and marketing approvals for our product candidates. After market approvals, capitalized development costs will be depreciated over time, though we have not yet determined the principles for this depreciation. It is expected that depreciation will appear on our income statement before the cumulative losses carried forward can be utilized. Furthermore, we intend to retain earnings for use in our business, such as for additional clinical trials. We do not believe that fiscal surpluses will exist in the future to defend a capitalization of the deficits.

        If we were unable to generate sufficient future taxable income from recurring operations to realize the cumulative carry-forward losses, we would look to the upfront milestone payments we receive for the licensing of our products and technology. Even though this income is non-recurring, it is also within the scope of our business strategy.

Off-Balance Sheet Arrangements

        As of April 30, 2013, we have no off-balance sheet arrangements that have or are reasonably likely to have current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity or capital resources.

Segment reporting

        Our management manages our operations on an integrated basis. There are no operating results produced for any part of our operations for the purpose of allocating resources. Accordingly, we have determined that we operate as a single reporting segment.

Quantitative and qualitative disclosures about market risk

        Market risk arises from our exposure to fluctuations in interest rates, currency exchange rates, commodity prices, and the creditworthiness of our counterparties. We manage these risks by borrowing mainly at fixed rates, limiting the number of trading currencies, minimizing the net exposure in each currency, by engaging a variety of suppliers, and by diligent selection of counterparties.

Interest rate risk

        Interest rate risk is connected to changes in market rates that have an influence on our net financials. There is an interest rate risk when utilizing credit facilities in which the utilized amount is exposed to variable interest rates. We address interest risks by limiting the amounts exposed to variable interest. If the variable interest rates had been 1.0 percent higher/lower with all other variables constant, net income as of April 30, 2013 would have been SEK 0 lower/higher, as a result of recalculated utilized credits.

        The credit facility available to us from Alceco on SEK 40 million carries a fixed interest rate of 5% on utilization, and therefore does not entail any interest rate risk. Another credit facility available to us from a Swedish bank for SEK 5 million will carry a variable interest rate, based upon the Stockholm Interbank Offered Rate ("STIBOR"), upon utilization. The loan from Nxt2b on TSEK 105,000 carries a fixed interest of 5% in 2013 and of 8.5% in 2014.

        The loan from Nordea Bank AB of SEK 40 million carries a variable interest rate which is STIBOR plus 3%. The current term of this loan is from April 1, 2014 to August 29, 2014. We believe any change in STIBOR will have a very limited effect on us.

Currency Risk

        Currency risks arise when future business transactions or recognized assets or liabilities are expressed in a currency other than SEK, our functional currency. While we currently make payments in EUR and USD, few payments have been received in those currencies during the last two fiscal years. We address currency risks by limiting the number of trading currencies and seeking to minimize the net exposure in each currency as much as possible. Both of these situations can be affected by our choice of contract currency with business partners. There is no regular forward hedging at present as the currency exposure is dominated by the purchased product development services, which are irregular and difficult to plan.

Commodity price risk

        Commodity price risk is the risk of changes in purchase prices from suppliers of materials used in the production of our pharmaceuticals. The vast majority of raw materials are purchased in EUR and USD, where the underlying prices may change. We have several suppliers of raw materials to choose from and have been able to exploit the current competitive situation to exert price pressure on our suppliers.

Credit and counterparty risks

        Credit and counterparty risks are connected to the risk of loss if counterparties do not fulfill their obligations. Our revenues are received from just a few partners. These counterparties have good credit ratings, and thus we currently assess our credit and counterparty risks as being very low.

Recent accounting pronouncements

        We have considered recent accounting pronouncements and have determined that they are either not applicable to our business or that no material effect is expected on the consolidated financial statements as a result of future adoption.

Internal control over financial reporting

        In connection with the audit of our financial statements as of and for the fiscal years ended April 30, 2013 and April 30, 2012 under the Public Company Accounting Oversight Board (United States) ("PCAOB") standards in preparation for this offering, our independent registered public accounting firm reported to our audit committee that it had identified a material weakness in our internal control over financial reporting related to inadequate financial statement preparation and review procedures. Under standards established by the PCAOB, a material weakness is a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis. Specifically, our independent registered public accounting firm determined that we did not have adequate procedures and controls to ensure that accurate financial statements could be prepared and reviewed on a timely basis, including:

  •
  insufficient resources in place in the finance and accounting department to properly perform the financial statement close process, causing period-end accruals for invoices relating to capitalized research and development expenses to not be accounted for properly in 2013 and 2012; and

  •
  lack of sufficient or timely review procedures in place regarding critical accounting areas, including a timely process whereby management identifies and resolves complex accounting matters that require judgment and estimates.

        As a result of this material weakness, we plan to:

  •
  supplement the existing finance and accounting department by hiring additional resources with experience in SEC reporting;

  •
  implement and formalize written policies and procedures for the timely accrual of capitalized research and development expenses;

  •
  implement enhanced oversight procedures to ensure that the accrual process has been performed prior to finalization of the financial statements at each reporting period; and

  •
  formalize accounting evaluation of non-routine judgments and estimations.

        The material weakness led to a restatement of our consolidated financial statements for the fiscal years ended April 30, 2013 and April 30, 2012 and for the six-month periods ending October 31, 2013 and 2012. We concurred with the findings of our independent registered public accounting firm. We are working to remediate the material weakness. The actions that we are taking are subject to ongoing senior management review and audit committee oversight. We plan to complete this remediation process as quickly as possible, though we cannot at this time estimate how long the remediation process will take. We cannot assure you that our remediation process will be successful, that our auditors will not identify additional material weaknesses or significant deficiencies in the future, and that we will not be required to restate our financial statements or remediate additional material weaknesses or significant deficiencies in the future.

        We will be required to disclose changes made in our internal control over financial reporting and procedures on a quarterly basis and our management will be required to assess the effectiveness of these controls annually. However, for as long as we are an "emerging growth company" under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act. We could be an "emerging growth company" for up to five years. An independent assessment of the effectiveness of our internal control over financial reporting could detect problems that our management's assessment might not. Any future undetected material weaknesses or significant deficiencies in our internal control over financial reporting could lead to financial statement restatements and require us to incur the expense of remediation.

Jumpstart Our Business Startups Act

        The JOBS Act permits an emerging growth company such as us to take advantage of relief from certain regulatory burdens that are otherwise generally applicable to public companies. Among the relief available is an exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act in the assessment of an emerging growth company's internal control over financial reporting. We have elected to rely on this exemption and will not provide such an attestation from our auditors. In addition, we are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements afforded by the JOBS Act, including the exemption from complying with any requirement that may be adopted by PCAOB regarding mandatory audit firm rotation or requiring any supplement to the auditor's report provide additional information about the audit and the financial statements (auditor discussion and analysis).

        We will remain an emerging growth company until the earliest of (a) the last day of our fiscal year during which we have total annual gross revenue of at least $1.0 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a "large accelerated filer" under the Securities Exchange Act of 1934, as amended, which would occur if the market value of our ADSs that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions and other relief provided in the JOBS Act.

INDUSTRY DATA

        Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market share, is based on information from our own management estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. Management estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. In addition, assumptions and estimates of our and our industry's future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in "Risk Factors." These and other factors could cause our future performance to differ materially from our assumptions and estimates. See "Special Note Regarding Forward-Looking Statements."

 BUSINESS

Overview

        We are a pharmaceutical company focused on innovative treatments within animal and human oncology. We received conditional approval by the United States Food and Drug Administration ("FDA") for our initial veterinary oncology product in February 2014, which made us eligible for royalties and potential milestone payments from our commercial partner Abbott Animal Health, the animal health division of Abbott Laboratories. Our product and product candidates utilize a proprietary, nanoparticle formulation technology that is designed to facilitate the administration of intravenously-delivered active pharmaceutical ingredients ("APIs"), without the addition of toxic solvents. We believe our formulation may result in improved safety, efficacy and ease of administration over existing drugs. Our initial development and commercialization efforts are focused on creating novel formulations of well-established chemotherapeutic drugs that can be used for the treatment of cancer in both companion animals and humans. We also have another veterinary oncology product candidate and four human oncology product candidates in pre-clinical and clinical development. We expect to disclose top-line Phase III data for our lead human oncology product candidate in the third quarter of 2014.

        Our lead products utilize paclitaxel, the active ingredient of Taxol and Abraxane, two widely used cancer drugs marketed by Bristol-Myers Squibb and Celgene, respectively. Based on the potential benefits of our proprietary formulation technology, we are pursuing a strategy to replace the use of existing paclitaxel-based products in multiple cancers with our novel formulations. Our formulation is marketed under the name Paccal Vet-CA1 ("Paccal Vet") for veterinary indications and is currently called Paclical for human indications. We have licensed the global commercial rights to Paccal Vet, excluding Japan, Russia and the CIS, to Abbott Animal Health. We own the global commercial rights to Paclical, excluding Israel, Turkey, Russia, the CIS, Ukraine, Georgia and Turkmenistan.

        Paccal Vet is the first injectable chemotherapeutic agent authorized for marketing for the treatment of squamous cell carcinoma and mammary carcinoma in dogs. We received conditional approval by the FDA for Paccal Vet for the treatment of mammary carcinoma and squamous cell carcinoma under the Minor Use and Minor Species ("MUMS") designation in the U.S. MUMS designation is a status similar to orphan designation for human drugs, making the sponsor eligible for incentives to support the approval or conditional approval of the designated drug, including seven years of market exclusivity in the U.S. Accordingly, upon our receipt of such conditional approval pursuant to the MUMS designation our commercial partner, Abbott Animal Health, was able to begin selling Paccal Vet in the U.S. Pursuant to our agreement with Abbott Animal Health, we will be entitled to receive tiered royalties on Paccal Vet starting at a minimum of approximately one third of net sales and future potential milestone payments. We believe Paccal Vet can be on the market for up to five years, through annual renewals, while we collect remaining required effectiveness data for full approval. We are currently planning additional efficacy studies in dogs to collect all the necessary efficacy data for full U.S. approval of Paccal Vet for mammary carcinoma and squamous cell carcinoma as well as expand into additional cancer indications, including mast cell tumors.

        In Europe, we intend to submit a Marketing Authorization Application ("MAA") to the European Medicines Agency ("EMA") for Paccal Vet for the treatment of mast cell tumors in dogs in the first half of 2015. Further, we may also explore the use of Paccal Vet into cats.

        Our lead human oncology product candidate, Paclical, is currently in Phase III clinical development for the treatment of epithelial ovarian cancer. We have received orphan designation for Paclical in the EU and the U.S. Results regarding progression free survival are expected in the third quarter of 2014, and we intend to file an MAA in the EU based upon these results. We expect to disclose results regarding overall survival in the fourth quarter of 2014. We previously submitted an application to market Paclical in Russia, and we expect to receive marketing authorization during the second half of 2014. We are also conducting and planning additional clinical trials to evaluate Paclical in other cancer types, initially breast cancer, as well as part of combination treatment regimens.

        In addition to Paccal Vet and Paclical, we have four additional product candidates:

  •
  Docecal is a proprietary, patented formulation of docetaxel. Docetaxel is the active ingredient in Taxotere, a product marketed by Sanofi. Taxotere, one of the most commercially-successful and widely used chemotherapeutic medications, generated annual worldwide sales of more than $2.8 billion in 2010, the year its patent expired. We currently plan on initiating human clinical trials with Docecal for the treatment of metastatic breast cancer in the second half of 2014. We retain global rights to Docecal.

  •
  Doxophos Vet and Doxophos are a proprietary, patented formulation of doxorubicin, one of the most effective and commonly used substances for the treatment of cancer. Doxorubicin is the active ingredient in Doxil, Adriamycin and Caelyx. Our product candidate is called Doxophos Vet for veterinary indications and Doxophos for human indications. Doxophos Vet is being developed for the treatment of lymphoma, one of the most common cancers in dogs. Doxophos Vet is currently in a Phase I dose-finding clinical trial with results expected during the third quarter of 2014. We are currently planning to initiate a clinical trial of Doxophos in humans to explore its pharmacokinetics compared to generic Adriamycin. We have licensed global commercial rights to Doxophos Vet, excluding Russia and the CIS, to Abbott Animal Health and we own global rights to Doxophos for human indications.

  •
  OAS-19 is a proprietary combination of two widely used chemotherapeutic agents in a single formulation that can be administered in a single dose. In the past, cancers were often treated with a single chemotherapeutic agent but combination therapies have become more prevalent in clinical practice, including the combined use of multiple traditional chemotherapeutic agents and the combined use of newer cancer therapies in conjunction with traditional chemotherapeutic agents, which often require multiple infusions that can be time consuming and costly. By combining two chemotherapeutic agents in a single formulation, we believe that OAS-19 could offer physicians the ability to dose chemotherapy in a single infusion instead of two sequential infusions, which we believe decreases infusion times, the number of clinical visits, and associated treatment costs. We are currently evaluating OAS-19 in preclinical studies. We retain global rights to OAS-19.

        We believe that our strategy of applying our formulation technology to existing chemotherapeutic drugs will allow us to use the 505(b)(2) regulatory pathway in the United States to obtain regulatory approval for our human product candidates. The 505(b)(2) regulatory pathway permits the filing of a New Drug Application ("NDA") where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference. We believe this pathway is attractive as it has the potential to prevent the need for costly and time consuming clinical trials. We believe we will first be able to apply this to Paclical in the United States referencing Taxol.

XR-17 Formulation Technology

Drug Solubility: An Ongoing Issue in Drug Development

        Solubility is a major challenge in the development of drug formulations; drugs that are not water-soluble cannot be easily delivered through the bloodstream to targeted tissues. Historically, salts have been used to increase solubility, however, this approach often only provides marginal improvements, particularly with larger, more complex, or highly hydrophobic (water-repelling) molecules. Newer, more effective methods of providing solubility have been successfully applied to commercial products, including the use of lipids, proteins, nanoparticles and mixed-micelles.

        Within oncology, emulsifying solvents have typically been used in recent years to improve the solubility of chemotherapeutics. However, while these solvents create water-soluble formulations, many cause toxic side effects that limit the amount of active drug that can be administered to patients, or may require patients to be pretreated with steroids and other medications.

XR-17 Overview

        We have developed a patented, nanoparticle formulation technology, XR-17, which makes a single API or multiple APIs water soluble. XR-17 forms spherical structures called micelles, which consist of Vitamin A derivatives that encapsulate the active substance. A micelle containing a water insoluble substance consists of the active ingredient surrounded by XR-17 with the hydrophobic (water-repelling), non-polar chain pointing inwards towards the active ingredient and the hydrophilic (water-attracting), polar head pointing outwards (see below). The micelles are extremely small, 20 to 60 nm depending on the API, and are considered nanoparticles.

        All of our XR-17 based therapeutics undergo lyophilization, or freeze-drying, to improve shelf life, facilitate storage, and create a sterile powder form of the product for reconstitution before intravenous use.

XR-17 Advantages

        XR-17 technology enables the encapsulation of individual APIs as well as combinations of multiple APIs with different solubility profiles. The beneficial properties of XR-17 technology have been affirmed in our toxicological and clinical studies. We believe the following are possible advantages of XR-17:

  •
  Improves solubility, facilitating the safe administration of APIs to animals and humans;

  •
  Shortens infusion time, providing convenience for patients;

  •
  Reduces severe hypersensitivity, allowing for higher dosage of APIs, given its reduced toxicity; and

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  Improves dosing profiles of combination therapy by enabling dual encapsulation of water-soluble and water-insoluble APIs in one nanoparticle.

Oasmia Strategy

        Our goal is to establish Oasmia as a leading pharmaceutical company that develops and commercializes novel therapeutics based on our proprietary, nanoparticle formulation technology for a variety of indications. Major elements of our strategy include:

  •
  Collaborate with Abbott Animal Health on the clinical development, regulatory strategy and commercialization of Paccal Vet.    We have formed a joint steering committee with Abbott Animal Health intended to oversee development and commercialization of Paccal Vet. Abbott Animal Health is responsible for commercializing Paccal Vet in the U.S., and we are entitled to receive tiered royalties from Abbott Animal Health that start at a minimum of approximately one third of net sales. We are responsible for providing commercial supply of Paccal Vet to Abbott Animal Health. We plan to produce launch supply in our FDA-approved facilities and transition to our manufacturing partner Baxter Oncology GmbH over time. We are also conducting and plan to conduct additional clinical trials to support the full approval of Paccal Vet in the U.S. and EU and plan to expand the label into additional cancer indications in dogs. We may also pursue development in cats.

  •
  Obtain approval of Paclical in ovarian cancer and continue to pursue development in additional indications to replace the use of paclitaxel-based products.    We have been granted orphan designation for the use of Paclical for epithelial ovarian cancer in the U.S. and the EU. We are conducting a Phase III clinical trial with Paclical for the treatment of epithelial ovarian cancer and expect to have top-line progression free survival data in the third quarter of 2014. If successful, the results will be used to seek marketing approval in the EU and other regions. We anticipate obtaining overall survival data from the Phase III clinical trial as well, in the fourth quarter of 2014. In addition, we intend to conduct additional studies to enable the extension of Paclical use, initially into metastatic breast cancer, then later to the other approved indications included in the labels for Taxol and Abraxane, such as non-small cell lung cancer and pancreatic cancer.

  •
  Maximize the commercial potential of Paclical.  Depending on the region and timing of a potential Paclical approval, we may seek to enter into regional or global license and commercialization agreements, as well as evaluate the possibility of directly commercializing Paclical ourselves using a targeted sales force to identify key cancer centers to support the launch of Paclical. This targeted sales strategy, which can be effected economically in terms of cost and personnel, was successfully utilized by Abraxis for the launch of Abraxane in 2005.

  •
  Advance our additional development stage veterinary and human oncology programs.  We have one veterinary oncology product candidate, Doxophos Vet, which is currently in a dose-finding study in dogs with results expected in the second half of 2014. Pending the results of the dose-finding study, we plan to evaluate Doxophos Vet in additional trials for cancer in dogs and possibly cats. We have three additional human oncology product candidates, Docecal, Doxophos, and OAS-19, in preclinical development. We intend to initiate pharmacokinetic studies for Docecal and Doxophos in the second half of 2014. We intend to initiate dose ranging studies for OAS-19 in 2015.

  •
  Further capitalize on our technology platform.  We believe our proprietary formulation technology is broadly applicable and we plan to pursue licensing opportunities for new indications, other compounds, whether new or already on the market, and compounds with other modes of administration. We intend to seek licensing agreements that may provide us with significant funding to advance our pipeline and to provide access to development, manufacturing and commercial expertise and capabilities, as well as potential milestone and royalty payments with respect to sales, of any related products that may be developed.

Market Overview

        Our initial development efforts are focused on the fields of veterinary and human oncology. We believe that our XR-17 technology can be applied to address commercially attractive opportunities in these two markets based on the limitations of existing therapies.

Animal Health Market Opportunity

Source: American Pet Products Association.
(http://www.americanpetproducts.org/press_industrytrends.asp)

        The U.S. is the single largest pet market, with 83 million pet dogs and 96 million pet cats, according to the American Pet Products Association ("APPA") 2013-2014 National Pet Owners Survey. According to The European Pet Food Industry Federation 2012 Facts & Figures, there are approximately 60 million pet dogs and 64 million pet cats in the EU.

        Dogs in particular are receiving increased amounts of veterinary care. According to APPA, approximately 78% of dog owners in the U.S. treated their dogs with medications in 2010, as compared to 50% in 1998. The increased spending is largely due to a changing attitude of owners toward their pets, as they increasingly view pets as family members. Accordingly, owners are willing to seek quality medical care for their pets.

        Due to the limited number of registered available oncology treatments for companion animals, we believe that there is a significant commercial opportunity to apply our formulation technology within veterinary oncology. According to the Center for Cancer Research and CanineCancer.com, approximately six million dogs in the U.S. are diagnosed with cancer each year, of which approximately one third have cutaneous, or skin, cancers. Current treatments consist largely of surgery, chemotherapy, and radiation therapy. For dogs in need of chemotherapy, the standard of care has largely been the off-label use of injectable human chemotherapeutic agents such as cisplatin, doxorubicin, carboplatin, and vincristine. Due to the fact that existing injectable chemotherapeutic agents have been formulated for humans and have not been optimized for animals, combined with broad acceptance of their anti-cancer effect, we believe that our intravenous chemotherapy labeled specifically for use in dogs will be viewed favorably by the veterinary community.

        Based on the attributes of XR-17, we believe that there is a significant commercial opportunity to apply our proprietary formulation technology within veterinary oncology to enable the safe delivery of well-established chemotherapeutics, approved for the first time specifically for animal use.

Human Oncology Market Opportunity

        Cancer is a serious, widespread and growing disease. According to the World Health Organization ("WHO"), approximately 7.6 million people died of cancer in 2008, and approximately 13.2 million deaths are expected by 2030, implying a 2.5% annual increase during that period.

        Despite the development and introduction of new drugs to treat cancer, chemotherapeutic agents, used in combination with other treatments such as surgery or radiation, remain the primary treatment of cancer worldwide. Chemotherapeutic agents generally work by blocking cell division, thereby inhibiting the reproduction of cancer cells and suppressing tumor growth. Many new drugs that have obtained marketing approval for the treatment of cancer are used in combination with chemotherapeutic agents. In addition, many drug candidates in development across the industry, like most chemotherapeutics, are not water soluble and will require innovative formulations to enable intravenous use. We believe that the widespread use of chemotherapeutic agents worldwide and the potential use of our formulation technology with new drug candidates present a large commercial opportunity.

Our Product and Product Candidates

        The following table summarizes key information about our product and our most advanced product candidates:

Product Candidate	Commercial Rights	Stage of Development & Anticipated Milestones
Paclitaxel
Paccal Vet	Abbott: Global (excluding Japan, Russia/CIS) Nippon Zenyaku Kogyo: Japan Oasmia: Russia/CIS

•

Conditional U.S. approval received in February 2014

•

Conducting additional efficacy studies in dogs to support EMA approval, full U.S. approval and additional cancer indications

•

Apply for marketing authorization with the EMA in the first half of 2015

Paclical	Oasmia: Global (excluding Israel, Turkey, Russia/CIS, Ukraine, Georgia and Turkmenistan) Medison Pharma: Israel and Turkey Pharmasyntez: Russia/CIS, Ukraine, Georgia and Turkmenistan

•

Completed dosing in Phase III trial vs. Taxol; progression free survival expected third quarter of 2014

•

Apply for marketing authorization in EU in the first half of 2015 and in the U.S. in the second half of 2015

•

Applied for marketing authorization in Russia

•

Initiate Phase III clinical trials for metastatic breast cancer in 2014

Docetaxel
Docecal	Oasmia: Global

•

Initiate Phase I pharmacokinetic clinical trial in metastatic breast cancer in the second half of 2014

•

Initiate Phase III clinical trials in the second half of 2014 in Russia and Latvia in metastatic breast cancer

Doxorubicin
Doxophos Vet	Abbott: Global (excluding Russia/CIS) Oasmia: Russia/CIS	• Currently in a dose-finding clinical trial with results expected in the second half of 2014
Doxophos	Oasmia: Global	• Discuss clinical requirements with the FDA and EMA for clinical trials in metastatic breast cancer
Combination
OAS-19	Oasmia: Global	• Initiate a Phase I dose-finding clinical trial in 2015

Paccal Vet, Our Initial Animal Health Product

Paccal Vet Overview

        Paccal Vet is a novel XR-17 based formulation of paclitaxel. Paclitaxel is a well-established, widely used chemotherapeutic that on its own is practically insoluble in water. Paccal Vet is our initial product in veterinary oncology. Our commercial partner, Abbott Animal Health, a leading animal health company, intends to launch the product in mid-2014, at which time we will be eligible to receive royalties that start at a minimum approximately one third of net sales.

        In February 2014, we received conditional approval from the FDA for Paccal Vet for the treatment of nonresectable stage III, IV or V mammary carcinoma and resectable and nonresectable squamous-cell carcinoma, both for dogs that have not received previous chemotherapy or radiotherapy. Conditional approval allows veterinarians to treat dogs with Paccal Vet in the approved indications. Conditional approval grants Paccal Vet seven years of market exclusivity, and gives us the right to promote the product before all of the efficacy data necessary for a full approval are available. Conditional approval also allows us to keep the product on the market for up to five years, through annual renewals, while collecting the remaining required efficacy data. In order to obtain the remaining required efficacy data for full approval of Paccal Vet, we are planning two clinical trials evaluating Paccal Vet against placebo in 165 dogs with mammary carcinoma and 165 dogs with squamous-cell carcinoma. We intend to initiate these studies in the third quarter of 2014.

        Pursuant to our discussions with the EMA, we are conducting a study in no less than 50 dogs for the treatment of mast cell tumors, with the aim of assessing progression free survival. Once the data are collected, we expect to submit an MAA to the EMA for Paccal Vet in 2015.

        In addition to the commercialization and development of Paccal Vet in dogs, it is possible we may pursue development in cats.

Paccal Vet Market

        According to the Animal Cancer Foundation, approximately six million dogs per year are diagnosed with cancer in the U.S., slightly less than 10% of the population. Based on a population of 60 million dogs in the EU, we estimate almost six million dogs per year are diagnosed with cancer in Europe. Based on the referenced sources for the U.S. and Europe, we believe that the incidence rates and overall prevalence of cancer in dogs is similar for cats. Solid tumors, with or without metastatic disease, are one of the most common forms of cancer in dogs and cats. Aside from Paccal Vet, there are currently no injectable chemotherapeutic drugs specifically approved for use in pets in the U.S., although, as an alternative, human drugs are often used off-label. Taxol and Abraxane, both of which deliver paclitaxel, cannot safely be used in dogs. Taxol has toxicity associated with Cremophor El (polyoxyethylated castor oil) ("Cremophor"), and dogs have a resistance to human albumin, which is found in Abraxane.

        The first drug to be approved specifically for the treatment of cancer in dogs was Zoetis' Palladia, a toceranib phosphate tablet, which is indicated for the treatment of mast cell tumors and launched in 2009. While Zoetis does not disclose sales of Palladia, we believe the product is well known to veterinarians.

        Mammary carcinoma and squamous-cell carcinoma are two of the most common types of solid tumors in dogs. Skin cancers, which include squamous-cell carcinomas, comprise one third of all canine cancers. Mammary tumors are the most common type of cancer in female dogs, accounting for about half of all tumors and affecting up to 25% of female dogs that are not spayed.

Paccal Vet in Malignant High-Grade Solid Tumors in Dogs

        We evaluated Paccal Vet in an open-label, single arm, dose-escalating clinical field study to determine a clinically safe and effective dose and to evaluate single-dose pharmacokinetics in tumor-bearing dogs. This was our first clinical report of a Cremophor-free formulation of paclitaxel, suggesting successful administration without premedication in dogs.

        The study included 27 dogs, with one-quarter of the dogs diagnosed with mast cell tumors, another quarter diagnosed with mammary tumors, and the others diagnosed with lymphoma, squamous cell carcinoma and other types of tumors. The dogs were treated with Paccal Vet for at least three cycles and up to five cycles, with each treatment cycle consisting of separate infusions approximately 21 days apart. The majority of dogs were treated with 150 mg/m2, which is the dose of Paccal Vet used in subsequent studies. We used data from this study to receive conditional approval in mammary carcinoma and squamous cell carcinoma from the FDA.

        Efficacy was assessed as best overall response rate ("BORR") during treatment. Response was determined using Response Evaluation Criteria in Solid Tumors ("RECIST"), the standard evaluation method for treatment of solid tumors in animals and humans, for which "complete response" is the disappearance of all target and non-target lesion(s) and no appearance of new lesion(s). "Partial response" is at least a 30% decrease (relative to baseline) of the sum of longest diameter of target lesion, non-progression of non-target lesion, and no appearances of new lesion. Twenty of the 27 dogs (74%) experienced either a complete response (9 dogs) or partial response (11 dogs) at any time during treatment. With regard to safety, Paccal Vet was well tolerated at levels at or below 150 mg/m2. The most common adverse events noted were a reduction in white blood cells, vomiting, diarrhea, fatigue and anorexia, all of which are commonly seen during chemotherapy treatment.

Paccal Vet in Mast Cell Tumors in Dogs

        The safety and efficacy of Paclical for the treatment of grade II or III mast cell tumors in dogs that cannot be safely removed surgically were evaluated in a randomized, masked, controlled, multinational 14-week clinical field study. The objective was to demonstrate clinical superiority of Paccal Vet compared to active control lomustine, an oral chemotherapeutic commonly used for dogs. Efficacy was evaluated by the portion of dogs with a confirmed overall response, defined as complete response or partial response, 14 weeks after four consecutive three-week treatment cycles.

        In total, 249 dogs were randomly assigned to treatment with either 150 mg/m2 Paccal Vet (168 dogs) administered as a slow intravenous infusion or 70 mg/m2 lomustine (81 dogs) administered orally, every three weeks for four consecutive treatment cycles.

        The majority of adverse events observed in dogs treated with Paccal Vet involved transient neutropenia that was often subclinical. Dogs treated with lomustine experienced elevated levels of liver enzymes as the most common adverse event.

        The efficacy analysis found a statistically significant difference in favor of Paccal Vet (p < 0.05). However, the response rate in both treatment groups was surprisingly low, garnering a 1% response in the lomustine group, where there are published results of 42% response, and 7% response in the Paccal Vet group. When dogs in whom the disease was kept stable were included in a supplementary analysis, BORR was significantly greater (23% versus 10%; P = .012) for Paccal Vet compared with lomustine. Paccal Vet-treated dogs were also 3.1 times more likely, compared with lomustine-treated dogs, to have a confirmed BORR at 14 weeks.

Paccal Vet in Mammary Carcinoma

        We received conditional approval for mammary carcinoma indication from the FDA in February 2014. This approval was based on safety data for Paccal Vet and the limited efficacy data for the indication.

        Efficacy data relating to mammary carcinoma were obtained from the study with Paccal Vet on malignant high-grade solid tumors. In that study, seven dogs with mammary carcinoma were treated, four of which responded to treatment (one complete response and three partial responses). Furthermore, two of the seven dogs survived over a year after the treatment was completed. In addition to the dogs from the previous study, literature data on three dogs previously treated at University of Wisconsin was added, for a total of 10 cases of mammary carcinoma, of which six responded.

Paccal Vet in Squamous Cell Carcinoma

        We also received conditional approval for squamous cell carcinoma indication for Paccal Vet from the FDA in February 2014. This approval was likewise based on safety data for Paccal Vet and limited efficacy data for the indication.

        The study of Paccal Vet in malignant high-grade solid tumors included only three cases of squamous cell carcinoma, and as this was not enough to show reasonable expectation of efficacy, we conducted a small, exploratory study in dogs with this indication. In this study, 14 dogs with various types of squamous cell carcinoma were treated with Paccal Vet for four cycles. Two of the dogs responded to treatment and another two dogs had prolonged stable disease, which, according to the protocol, was considered a response to treatment. A dog with squamous cell carcinoma had also been treated in a compassionate use program in the U.S., and this dog was also included in the efficacy analysis, which consisted of a total of 18 dogs, with six dogs showing BORR and two dogs having prolonged periods of stable disease.

Paccal Vet Prospective Single-Arm Trial in Mast Cell Tumors in Dogs

        We conducted a single-arm, open-label, multi-center, clinical trial to determine the efficacy and safety of Paccal Vet in client-owned dogs with grade II or III mast cell tumors. Mast cell tumors are graded histologically from I to III: grade I tumors are benign and local, curable with surgery alone; grade II tumors are intermediate and approximately 25% of these metastasize; and grade III tumors are advanced with high metastatic potential and short overall survival despite aggressive treatment.

        Dogs that received at least one dose of treatment (29 dogs) were included in the analysis of safety, and 28 of those dogs had tumor measurements and were included in an efficacy analysis. The dogs were administered an intravenous dose of 150 mg/m2 of Paccal Vet once every 21 days for three cycles. Clinical safety was assessed by clinicopathological analyses and recording of adverse events. Following the end of the study, the owners were contacted to provide information used to assess progression free survival.

        BORR at any time during treatment was seen in 54% of dogs whereas complete or partial response was observed in 31% of dogs at the end of the study. It took an average of 247 days from the start of the treatment until the cancer reappeared in the dog. Adverse events were reductions in the number of two types of white blood cells, neutrophils and leucophils. These events, which are common with chemotherapy, were short lasting and seen only subclinically (i.e. the dogs did not display any evidence of fever or other symptoms, other than in the blood sample analyses).

Paccal Vet Planned Clinical Studies

        In order to be granted full approval in the United States for mammary carcinoma and squamous cell carcinoma in dogs, we are required to perform field studies to show efficacy of treatment. We plan to conduct two randomized, placebo-controlled trials, one in dogs with mammary carcinoma and one in dogs with squamous cell carcinoma, to compare progression free survival in dogs treated with Paccal Vet compared to placebo. Each study will enroll approximately 165 dogs. Dogs will be randomized to receive either a 150mg/kg dose of Paccal Vet or placebo in a two-to-one ratio. The treatment period will consist of four cycles of therapy at three week intervals after which the dogs will be followed until tumor progression. In the meantime, we expect Paccal Vet to remain available for the treatment of mammary carcinoma and squamous cell carcinoma pursuant to the conditional approval we received in February 2014. We intend to initiate these studies in the third quarter of 2014.

        After consultations with the EMA, we have initiated a study of Paccal Vet in no fewer than 50 dogs for the treatment of mast cell tumors. The ongoing trial is also placebo-controlled study designed to evaluate progression free survival in dogs treated with Paccal Vet compared to placebo. Results are expected during the second half of 2014. We are currently planning to use the data from this trial to obtain regulatory approval in Europe in dogs.

        Lastly, it is possible we may conduct clinical trials of Paccal Vet in cats in order to seek approval of the use of Paccal Vet in the treatment of certain cancers in cats.

Paclical, Our Lead Human Oncology Candidate

Paclical Overview

        Paclical is our XR-17 formulation of paclitaxel for human use. Our XR-17 technology increases the solubility of paclitaxel without the use of toxic solvents, which we believe facilitates the ease of administration and allows for higher doses than some of the other existing products on the market (250 mg/m2 compared to 175 mg/m2).

        Based on the potential benefits of XR-17, we are pursuing a strategy to replace the use of existing paclitaxel-based products in treating multiple types of cancer. Our initial focus is on obtaining regulatory approval for the treatment of ovarian cancer and expanding use through additional regulatory approvals, starting with breast cancer.

        We have received orphan designation for epithelial ovarian cancer in the EU and in the U.S. based on the hypothesis that Paclical provides potential benefits to safety and tolerability compared to Taxol, which is currently used as a treatment for epithelial ovarian cancer. Both Paclical and Taxol are being administered in combination with carboplatin, a platinum-based chemotherapeutic that is the current standard of care for ovarian cancer. Carboplatin has historically been given as a monotherapy for the treatment of ovarian cancer, but some studies have demonstrated an incremental survival benefit by adding Taxol. We expect final results on progression free survival in the third quarter of 2014 and a final clinical trial report in the second half of 2014. This data will serve as the basis of an MAA to the EMA, which we intend to submit in early 2015. We will continue to follow patients from the Phase III clinical trial to measure overall survival and expect to have results in the fourth quarter of 2014. We expect to be able to utilize the Section 505(b)(2) regulatory pathway for Paclical in the United States.

        In addition to the development of Paclical in ovarian cancer, we intend to enhance the commercial potential of Paclical by demonstrating the potential safety, efficacy, and convenience advantages of Paclical over other paclitaxel-based therapies in additional clinical trials. For example, we are currently conducting a pharmacokinetic study to compare Paclical with Abraxane. We believe that the data from our planned trials and other potential clinical trials supports our strategy to obtain approval for Paclical in multiple cancer indications. In addition, this data can be used in our discussions with payor organizations and physicians to help drive market acceptance of Paclical.

        In addition to our efforts in the EU and the U.S., we submitted an application for marketing authorization for Paclical in Russia in September 2012 and expect to receive approval in 2014.

Paclical Market

        The two leading paclitaxel-based products on the market are Taxol and Abraxane, two widely used cancer drugs. Taxol generated $1.6 billion in sales in 2000 alone, prior to losing its patent protection in 2001. In 2013, Taxol generated $92 million in post-patent sales. Abraxane, which received FDA approval in 2005 for metastatic breast cancer, followed by approvals for lung (in 2012) and pancreatic cancer (in 2013), generated $427 million in worldwide annual sales in 2012 and generated $649 million in 2013. In order to deliver paclitaxel, Taxol contains the solvent Cremophor. The toxicity of Cremophor limits the dose of Taxol that can be administered during a reasonable time, potentially limiting the efficacy of the drug. In addition, patients receiving Taxol require pre-medication with steroids and antihistamines to prevent the toxic side effects associated with the combination of paclitaxel and Cremophor EL. Abraxane was developed as a Cremophor-free product containing paclitaxel suspended in human albumin. Because Abraxane contains no Cremophor solvent, Abraxane's recommended dosing enables the delivery of 50% more paclitaxel while maintaining a similar safety profile, and requires no routine pre-medication to prevent hypersensitivity reactions or the immediate allergic effects that often prevent or limit treatment. Like Abraxane, Paclical is free of Cemophor EL, but unlike Abraxane, Paclical does not contain human albumin.

        Our initial indication for Paclical is epithelial ovarian cancer, which is the fifth leading cause of cancer death among American women, and an indication for which Abraxane has neither received approval nor is conducting trials. Epithelial ovarian cancers account for about 85% to 90% of ovarian cancers, and are the most aggressive and dangerous sub-type. According to the National Cancer Institute, in 2011, the most recent year in which data is available, there were over 185,000 women living with ovarian cancer in the U.S. The five year survival rate for ovarian cancer from 2004 to 2010 was 44.6%, and it is estimated that 21,980 women will develop and 14,270 women will die from ovarian cancer in 2014. In the EU, the five year survival rate for ovarian cancer was 37.6% from 2000-2007 according to a study published in The Lancet. In 2012, there were 44,149 diagnosed cases of ovarian cancer in the EU, according to the European Cancer Observatory/International Agency for Research on Cancer, while 29,758 women died of ovarian cancer. In the U.S., 51% of women with ovarian cancer are diagnosed with stage III cancer, characterized by microscopically confirmed peritoneal metastasis outside the pelvis and/or regional lymph node metastasis. Common chemotherapy drugs used for the treatment for ovarian cancer include cisplatin or carboplatin, and paclitaxel or docetaxel, which are most often given in combination.

        Our second indication, breast cancer, will be targeted with weekly administration of Paclical. Breast cancer is by far the most frequent cancer among women. The WHO estimates that 1.38 million women worldwide are diagnosed with breast cancer each year. Roughly 458,000 women worldwide die from the disease annually.

        Although we may choose to license Paclical to a commercial partner, we also believe we could successfully market and sell the product ourselves. There have been numerous examples of successful oncology drugs, including Abraxane, launched by small companies.

Paclical Ongoing Phase III Clinical Trial

        We have completed dosing in a Phase III open, randomized, multi-center trial in patients with recurrent epithelial ovarian cancer, primary peritoneal cancer or fallopian tube cancer to compare the efficacy and safety of Paclical to Taxol, both in combination with carboplatin. Carboplatin was historically given as a monotherapy for the treatment of ovarian cancer but some studies have demonstrated an incremental survival benefit from adding Taxol, which has increased the use of the two drugs in combination. Top-line progression free survival results are expected in the third quarter of 2014.

        The study was designed to achieve the following primary objectives:

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  For progression free survival, to show non-inferiority of Paclical (250 mg/m2) versus Taxol (175 mg/m2) using computed tomography ("CT") scans according to RECIST, as assessed by central review.

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  For overall survival, to show non-inferiority of Paclical (250 mg/m2) versus Taxol (175 mg/m2).

        Inclusion criteria included patients who relapsed at least six months after end of first line or second line treatment including platinum based therapy. Paclical was administered as a one-hour intravenous infusion at its recommended dose of 250 mg/m2. Taxol was administered as a three-hour intravenous infusion at its recommended dose of 175 mg/m2. Both drugs were dosed in six three-week cycles, which is consistent with clinical practice. After completing the treatment cycles, patients were managed by their respective physicians and tracked for certain measures, including progression free survival and overall survival.

        In addition to the efficacy measurements of progression free survival and overall survival, efficacy is being evaluated with a biomarker, CA 125, and through CT scans. CA 125 is used in clinical practice to assess when to re-treat a patient, as it is generally accepted as a sign of disease progression. We received guidance from Russian regulators that CA 125 would be an acceptable endpoint for regulatory submission. In an interim analysis we assessed the response to Paclical and to Taxol with regard to concentration average of CA 125 during the treatment period. The objective to show non-inferiority of the two treatments was met. The results of the interim analysis were used in a submission for marketing authorization to Russian authorities. Beyond the Russian market, we believe the use of both CA 125 and CT scan data in one study will give us the opportunity to include a comparison of progression free survival based on CA 125 and based on CT evaluation in the final analysis.

        CT scan data will be included in the final analysis, which also will include a risk/benefit assessment. Data on overall survival will be submitted to the EU when available, which we expect will be in the fourth quarter of 2014.

        The results from the interim analysis have not been disclosed to the investigators or the contract research organization companies working on the study. An unblinded statistician, working with the Data Safety Monitoring Board, performed the interim statistical analysis. The final statistical analysis will be conducted by a statistician who has not seen any preliminary results.

        The adverse events reported in the study will be carefully reviewed and related to the non-inferiority of progression free survival and the results from the quality of life assessments in order to show a favorable risk/benefit profile for Paclical.

Paclical Phase I and Phase I/II Clinical Trials

Paclical Phase I/II Dose Escalation Trial

        We evaluated Paclical in a dose escalating Phase I/II trial to define the maximum tolerated dose and desired dose to use in clinical trials of Paclical. Thirty-four patients with different kinds of cancers were included in the trial. Patients received escalating doses (90-275 mg/m2) of Paclical, according to a stepwise escalation scheme, until the dose limiting toxicity was noted. Dose-limiting toxicity is the emergence of side effects during treatment that are severe enough to prevent further increase in dosage of the treatment. Paclical was given as a one-hour intravenous infusion every 21 days for three cycles. No premedication was administered prior to Paclical administration.

        The maximum tolerated dose was established at 250 mg/m2, which is 75mg/m2 greater than the recommended dose for Taxol of 175 mg/m2 and similar to the recommended dose for Abraxane of 260 mg/m2. No hypersensitivity reactions were reported despite the fact that no premedication was given before the administration of Paclical.

Pharmacokinetic Comparison with Taxol

        The pharmacokinetic properties of paclitaxel following an intravenous infusion of Paclical at a dose of 175 mg/m2 were evaluated in a Phase I crossover pharmacokinetic study comparing the pharmacokinetics of Paclical and Taxol in humans. The mean unbound plasma concentrations, which indicate the levels of paclitaxel in the bloodstream that are not bound to common blood proteins and therefore can readily cross cell membranes, were similar for the two formulations (see Figure 2). We believe that this supports the thesis that the paclitaxel-related effects for Paclical and Taxol when given at the same dose and during the same infusion time should be comparable and should have the same time course of action. We believe that this trial is supportive of pursuing the 505(b)(2) regulatory pathway in the U.S.

        Figure 2: Mean curves of unbound plasma concentration of paclitaxel after identical doses of Paclical and Taxol, 175 mg/m2 over 3 hours.

Paclical & Paccal Vet Preclinical Data

        We have conducted a comprehensive program of preclinical testing of Paclical, including several in vitro and in vivo studies. Key findings from our preclinical program include:

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  In vitro studies showed that the chemotherapeutic activity of Paclical was equal to or more potent than that of Taxol in ten different rat tumor cell lines.

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  The pharmacokinetic pattern of paclitaxel was investigated in rats receiving either Taxol or Paclical. Higher concentrations of total paclitaxel were observed after administration of Taxol compared to Paclical, but when studying the unbound concentrations, no obvious difference between the two formulations could be seen.

  •
  In a plasma concentration study of 21 dogs receiving 100-150 mg/m2 of paclitaxel as a 30 minute intravenous infusion, the distribution of paclitaxel into the tissue was rapid, and the distribution phase ended within one hour after the start of infusion.

  •
  Hematological toxicity of Paclical was studied in rats and found to be similar to Taxol in terms of extent and duration of effect. A strong rebound in the white blood cell count followed the initial decrease, and at days 16 to 17 following a single dose, the white blood cell counts were stabilized at the baseline level.

  •
  Repeat dose toxicity studies were performed in rats. The mortality rate at 10 mg/kg Taxol was high and the dose in the 10 mg/kg group was reduced to 5 mg/kg. All animals that received 10 mg/kg of Paclical survived.

  •
  The safety of Paclical in dogs has been shown to be consistent with expectations for a chemotherapeutic with bone marrow suppression as the most apparent toxicity. Gastrointestinal disorders such as diarrhea and vomiting have also been commonly observed. None of the severe hypersensitivity reactions, such as anaphylactic shock, reported to occur in humans treated with other formulations of paclitaxel have been observed in dogs.

  •
  Toxicity investigations conducted with the excipient XR-17 showed increases in liver enzymes, bile acids and total bilirubin as well as the presence of pigmented Kupffer cells at high doses (4.6-fold and 8.3-fold clinical levels for humans on a mg/m2 and mg/kg basis, respectively). No histological findings of significance were observed in low dose animals. Toxic reactions were not seen until doses reached almost five times higher than the doses given to Paclical patients.

Docecal

Overview

        Docecal is our patented formulation of docetaxel, the active ingredient in Taxotere, a widely used chemotherapeutic medication that generated annual worldwide sales of more than $2.8 billion in 2010, when its patent expired. Taxotere contains the solvent polysorbate 80, which is linked to adverse side effects such as acute hypersensitivity and edema. To minimize these effects, patients typically undergo premedication with steroids. Like Paclical, Docecal is free of toxic solvents. We believe Docecal may be able to deliver equal, or potentially greater, amounts of docetaxel as Taxotere without the effects of polysorbate 80 and, if approved, compete with Taxotere and generic versions of Taxotere.

Docecal Preclinical Studies

        The anti-proliferative effects of Docecal was investigated in a panel of six human cancer cell lines and compared with the effects of commercially available Taxotere using a standard cell proliferation assay. For all of the tested cell-lines, Docecal was as effective as Taxotere in inhibiting cell growth.

        Rats were injected with Docecal once weekly for 28 days with doses of 4.2 mg/kg or 6.0 mg/kg or with Taxotere 4.2 mg/kg. The Docecal group showed Docecal-related signs such as erythema, paleness, wounds on the tails, limpness and local skin reactions seen as dry skin with scale formations in both sexes following both treatments. The effects were most pronounced in the 6 mg/kg group. Changes in hematology, clinical chemistry, organ mass, macroscopic and microscopic findings were seen in both sexes. In the absence of any histological examination in the Docecal 4.2 mg/kg group, the significance of these differences cannot be assessed.

        A no-observed-adverse-effect level, or the highest exposure of docetaxel having no adverse effect, was not established in this study with Docecal. However, we believe that the failure to establish a no-observed-adverse-effect level has not hindered the approval process for other APIs used in the treatment of cancer and will not hinder the Docecal approval process.

Docecal Planned Studies

        We plan to initiate a pharmacokinetic study, comparing Docecal with Taxotere, or generic Taxotere, in the second half of 2014. If successful, we plan to discuss the results and a proposed clinical development plan with both the EMA and the FDA.

        We will also initiate a study in the second half of 2014 to fulfill the requirements of the Russian authorities in order to obtain market authorization in Russia and the CIS.

Doxophos Vet

Doxophos Vet Overview

        Doxophos Vet is a patented formulation of doxorubicin, one of the most effective and commonly used chemotherapeutic agents for the treatment of cancer, which we are developing for the treatment of lymphoma in dogs. Lymphoma is the most common cancer in dogs, and the FDA granted MUMS designation for Doxophos Vet for the indication. Treatment with Doxophos Vet has shown reduced cardiovascular side effects compared to standard treatments with doxorubicin. We are conducting a dose-finding study and the results are expected in the second half of 2014.

Doxophos Vet Planned Clinical Trials

        Upon determining the dose in the dose ranging study, we intend to initiate a proof of concept study in dogs with lymphoma, which as a result of the MUMS designation, may enable us to apply for a conditional approval, as we did for Paccal Vet. The aim of the study will be to assess the response rate in dogs with B-cell lymphoma, but will also monitor progression to estimate progression free survival.

        A large field study with Doxophos Vet is needed to obtain full approval, and this study is planned to start following completion of the proof of concept study and discussions with FDA and EMA.

Doxophos

Doxophos Overview

        Doxophos is a proprietary formulation of doxorubicin. Despite the efficacy of doxorubicin, significant cardiovascular toxicity, including irreversible cardiomyopathy, has been observed and the cumulative dose should not exceed 550 mg/m2. We are planning to conduct a pharmacokinetic study in humans in 2014 to evaluate whether doxorubicin in our proprietary formulation could have potential benefits over existing therapies.

Doxophos Market

        The two leading doxorubicin-based products are Adriamycin and Doxil, or Caelyx when marketed outside of the U.S. Doxil is a lipid, or fat, encapsulation of doxorubicin introduced as a replacement for Adriamycin. Treatment with Doxophos Vet has shown reduced cardiovascular side effects as compared to standard treatments with doxorubicin.

Doxophos Preclinical Trials

        We conducted a preclinical trial in which rats injected with six human cancer cell lines were administered Doxophos as compared to standard doxorubicin. Doxophos was as effective in inhibiting cell growth as standard doxorubicin in all of the tested cell lines and had a comparable pharmacokinetic profile in rats.

        Repeat dose toxicity in rats showed that the incidence and severity of the clinical effects were similar in the Doxophos and doxorubicin exposed rats and less frequent or less severe in rats receiving the lower dose of Doxophos. Expected changes were observed in most hematology parameters and were similar for Doxophos and standard doxorubicin treated rats.

        Rats treated with standard doxorubicin had a higher incidence of fluid-filled abdomens (ascites), which could be a sign of (right sided) heart failure. However, histopathological examination failed to show any differences between the two treatments and a lower cardiotoxicity potential of Doxophos compared to standard doxorubicin was thus not seen in this study.

Doxophos Planned Clinical Trials

        We are planning to initiate a pharmacokinetic study in humans in 2014, comparing Doxophos with generic Adriamycin. The results will be discussed with both the EMA and the FDA, and clinical development will be based on these discussions.

OAS-19

OAS-19 Overview

        Historically, chemotherapeutic agents were used as single agents. However, combination therapies have become standard treatment for a number of cancers, such as ovarian cancer, first line breast cancer, prostate cancer and lung cancer. OAS-19 is an XR-17 based combination of two widely-used chemotherapy drugs in a single micelle. OAS-19 applies a dual chemotherapeutic agent encapsulation and release mechanism in one infusion and may provide us with a new platform for further product candidate development.

OAS-19 Preclinical Studies

        Male and female rats received four intravenous administrations of OAS-19, one week apart, at the doses of 0 (micelle excipient only), 4.2, 6 and 8.5 mg/kg/week. Mortality was noted in highly-dosed males only, while effects on food consumption and body weight gain were observed at all doses and in both genders, with a dose-dependent relationship. Treatment-related changes were noted almost at all doses, albeit without a clear dose-dependent relationship, in organs/tissues of the hemolymphoietic, gastrointestinal, urinary, genital, musculoskeletal, nervous and integumentary systems. The toxic effects observed in target organs were those expected to occur after administration of the underlying agents included in OAS-19.

        Under the applied conditions, 6 mg/kg was considered the maximum tolerated dose, while the lowest observed adverse effect level (LOAEL) was the lowest tested dose of 4.2 mg/kg/week.

        The dose to be used in humans will be established in the first clinical trial, but it is estimated that 6 mg/kg corresponds to six to eight times the human dose.

OAS-19 Planned Studies

        We are developing a clinical program for this product candidate, which we expect to initiate in 2015.

Competition

        Our industry is highly competitive and subject to rapid and significant technological change. While we have significant development experience and scientific knowledge, we may face competition from both large and small pharmaceutical and biotechnology companies, including specialty pharmaceutical and veterinary pharmaceutical companies and generic drug companies, as well as academic institutions, government agencies and research institutions, among others.

        Our competition will be determined in part by the potential indications for which our products are developed and ultimately approved by regulatory authorities. It is likely that the timing of market introductions of some of our potential products or our competitors' products will be an important competitive factor. Accordingly, the speed with which we can develop our compounds, conduct preclinical studies and clinical trials to obtain approval and manufacture or obtain supplies of commercial quantities of any approved products should also be important competitive factors. We expect that competition among products approved for sale will be based on additional factors, such as product efficacy, safety, reliability, availability, price and patent position.

Animal Health

        We expect that Paccal Vet will face competition from Palladia, made by Zoetis, Inc., and Masivet, made by AB Science S.A. We expect that Doxophos Vet will face competition from AT-004 and AT-005, made by Aratana Therapeutics, Inc., and that both Paccal Vet and Doxophos Vet will compete with the off-label use of chemotherapeutic drugs for humans.

        Since the development and commercialization of new veterinary medicines is highly competitive, we expect considerable competition from major pharmaceutical, biotechnology and specialty animal health companies. We are also aware of several smaller early stage companies that are developing products for use in the pet therapeutics market.

Human Health

        We believe that Paclical will compete, directly or indirectly, with Bristol-Myers Squibb's Taxol and its generic equivalents, Celgene's Abraxane and other cancer therapies, including alternative formulations of paclitaxel, or other chemotherapeutic agents, that have been or are being developed by other pharmaceutical and biotechnology companies.

Strategic Alliances and Collaborations

        We have entered into four separate agreements with established pharmaceutical companies for our products. Each agreement provides the pharmaceutical company with an exclusive right in a defined geographic territory to market one or more products in all indications. In return, we receive royalty payments or a profit participation, as well as milestone payments, and we retain the exclusive right with respect to the manufacture and supply of the product during the commercial life of the product. The various agreements generally are terminable upon a material breach or insolvency of either of the parties, though pursuant to our agreement with Abbott Laboratories, Animal Health Division ("Abbott"), described below, Abbott has the right to terminate the agreement with us if it determines, in its sole and absolute discretion, that it can no longer feasibly continue the agreement. Under all of the agreements, we supply the products at an agreed upon formula related to our production cost (subject to annual adjustment) and the pharmaceutical company establishes the price at which the products are sold in the territory.

Abbott Laboratories

        We entered into a distribution agreement with Abbott in July 2009, which was subsequently amended in January 2013 (the "Abbott Agreement"). The Abbott Agreement grants Abbott exclusive worldwide distribution rights for both Paccal Vet and Doxophos Vet, other than in Russia, the CIS, the Ukraine, Georgia, Turkmenistan, and, solely with respect to Paccal Vet, Japan.

        The initial term of the Abbott Agreement is (i) 30 years from the date we achieve our first milestone under the Abbott Agreement, or (ii) until all of the patent rights granted under the Abbott Agreement expire, whichever occurs first. The Abbott Agreement provides that we receive annual royalties on net sales of Paccal Vet and Doxophos Vet pursuant to the following tiered royalty schedule: the greater of (i) (w) 34% of net sales up to $40 million, plus (x) 40% of net sales from $40 million to $55 million, plus (y) 50% of net sales over $55 million, minus (z) the supply price of the products sold in the year, defined as 105% of our cost of goods; or (ii) 18% of net sales. The Abbott Agreement also includes various milestone payments to us, the first of which, $5 million, we received upon entering into the Abbott Agreement in 2009, and upon its amendment in 2013, we received another payment of $0.65 million. The amounts of the remaining milestone payments are dependent upon our receipt of various regulatory approvals as well as annual net sales thresholds, and include a milestone payment of $4 million if net sales reach $25 million, an additional milestone payment of $6 million if net sales reach $50 million, and an additional milestone payment of $8 million if net sales reach $75 million. Net sales is generally defined as the wholesale sale price less (i) credits and allowances for rejected, recalled or returned product, (ii) trade and cash discounts and rebates, (iii) sales and other like taxes, (iv) transportation and distribution costs, and (v) the cost of samples. Abbott is responsible for all marketing costs with respect to its sales of Paccal Vet and Doxophos Vet, other than any post-marketing studies. We are responsible for maintaining the quality of, and for all pharmacovigilance with respect to, Paccal Vet and Doxophos Vet.

        The Abbott Agreement may be terminated by either party if the other party commits a material breach or becomes insolvent. In the event that the agreement is terminated by Abbott due to our material breach, we are required to repay all milestone payments received from Abbott and Abbott shall be deemed to have acquired a fully paid, perpetual, non-exclusive right to use our trademarks and the proprietary rights in the territories granted in the Abbott Agreement. In addition, Abbott also has the right to terminate the Abbott Agreement at any time upon three months prior written notice if, in Abbott's sole and absolute discretion, it is no longer feasible for Abbott to continue the Abbott Agreement.

Nippon Zenyaku Kogyo, Japan

        We entered into a development, supply and exclusive license agreement with Nippon Zenyaku Kogyo, Co. Ltd. ("Nippon") in April 2010 (the "Nippon Agreement"). The Nippon Agreement grants Nippon the exclusive right to market Paccal Vet in Japan. The initial term of the Nippon Agreement is (i) 10 years from the date of the Nippon Agreement, or (ii) upon the expiration of the patent rights granted under the Nippon Agreement, whichever occurs later. Nippon is solely responsible for all sales and marketing costs as well as the clinical trials required in order to obtain marketing approval for Paccal Vet in Japan.

        We receive royalties of (i) 27% of Nippon's gross profits for net sales up to $7.5 million and (ii) 36% of Nippon's gross profits for net sales above $7.5 million. The Nippon Agreement also includes various milestone payments, the first of which, €0.55 million, we received upon entering into the Nippon Agreement. The remaining milestone payments are payable upon our achieving certain marketing approvals and net sales thresholds, including €0.7 million upon marketing authorization, €1.0 million when annual net sales reach $7.5 million and €1.0 million when annual net sales reach $12.5 million. We may be required to repay the first milestone payment if marketing approval cannot be obtained or if we are guilty of a breach of contract that results in the termination of the Nippon Agreement or the withdrawal of the product from the market. We may also be liable to compensate Nippon for costs incurred in relation to obtaining marketing approval.

        We are responsible to Nippon for maintaining the quality of the product, but Nippon is solely responsible for pharmacovigilance. The Nippon Agreement may be terminated by either party if the other party commits a material breach or becomes insolvent. In the event that the Nippon Agreement is terminated, regardless of which party terminates the agreement and the grounds for termination, the marketing approval, if received in Japan, will be transferred to us.

Medison Pharma, Israel

        We entered into a supply and exclusive license agreement with Medison Pharma, Ltd. ("Medison") in May 2011 (the "Medison Agreement"). The Medison Agreement grants Medison exclusive license and distribution rights for Paclical in Israel and Turkey. The initial term of the Medison Agreement is (i) ten years from the first commercial sale of Paclical in Israel or Turkey, or (ii) the expiration of our patent rights granted under the Medison Agreement, whichever occurs later. The Medison Agreement provides that Medison will use its commercially reasonable best efforts to launch Paclical in Israel and Turkey within six months of Paclical obtaining marketing authorization, and will assume sole responsibility for sales and marketing costs. We are responsible under the Medison Agreement for obtaining marketing approval for Paclical in Israel and Turkey, while Medison is responsible for obtaining reimbursement approval.

        Medison has agreed to purchase specified, minimum quantities of Paclical once all approvals have been obtained. Should the minimum purchase requirements not be met, we have the right to terminate exclusivity. We receive royalties of (i) 25% of Medison's net sales for net sales up to €7.5 million and (ii) 30% of Medison's net sales for net sales above €7.5 million. The Medison Agreement also includes milestone payments, the first of which, €0.2 million, we received upon entering into the Medison Agreement, and the second of which, €0.2 million, we are entitled to receive upon the grant of marketing authorization by the European Commission. We are required to repay 50% of the initial milestone payment if marketing authorization is not received by 2015.

        We are responsible under the Medison Agreement to maintain the quality of the product, but Medison is solely responsible for pharmacovigilance. The Medison Agreement may be terminated by us if Medison fails to launch Paclical in Israel and Turkey within six months of Paclical obtaining marketing authorization. The Medison Agreement may also be terminated by either party if the other party fails to remedy a material breach or becomes insolvent.

Pharmasyntez, Russia

        We entered into a supply and exclusive marketing, sales and distribution agreement with the Russian pharmaceutical company Pharmasyntez in February 2013 (the "Pharmasyntez Agreement"). The Pharmasyntez Agreement grants Pharmasyntez exclusive license and distribution rights for Paclical in Russia and the CIS, as well as Ukraine, Georgia and Turkmenistan. The initial term of the Pharmasyntez Agreement expires five (5) years from the date Paclical receives marketing authorization in Russia. Pharmasyntez will have sole responsibility under the Pharmasyntez Agreement for sales and marketing costs in Russia and the CIS. We are responsible for obtaining registration approval in Russia, including performing any clinical research required to market Paclical. Pharmasyntez pays all costs relating to marketing authorization approval in the CIS, including any necessary clinical trials.

        Pharmasyntez has agreed to purchase specified minimum quantities of the product, and should the minimum purchase requirements not be met, we have the right to terminate exclusivity. The Pharmasyntez Agreement provides that all profits from the sale of Paclical in Russia and the CIS be split evenly between us and Pharmasyntez. The Pharmasyntez Agreement defines profits as gross sales minus (i) our supply price (which are our production costs, subject to annual adjustment) and (ii) Pharmasyntez's distribution costs. We are liable to Pharmasyntez for maintaining the quality of the product and for pharmacovigilance.

        The Pharmasyntez Agreement may be terminated by either party if the other party commits a material breach or becomes insolvent. In the event the Pharmasyntez Agreement is terminated,

regardless of which party terminates the agreement and the grounds for termination, the marketing approval, if received in any of the territories, will be transferred to us.

Intellectual Property

        Our success depends in significant part on our ability to protect the proprietary nature of XR-17, our product and product candidates, technology and know-how, to operate without infringing on the proprietary rights of others, and to prevent others from infringing on our proprietary rights. We have sought, and plan to continue to seek, patent protection in the U.S., the EU and other countries for our proprietary technologies. Our intellectual property portfolio consists of our trademark-protected product Paccal Vet and our product candidates Paclical, Docecal, Doxophos Vet, and Doxophos. All of these drugs are based on our excipient model developed with nanotechnology and are protected by patents in all countries which we consider to be important. As of May 21, 2014, we own 63 granted patents and 23 pending patent applications worldwide. Within the U.S., we already have 10 issued patents with one further pending patent application under active prosecution. All of our patents are part of one or more of nine different patent families. A patent family is a collection of patents and patent applications, regional and national, which cover an invention or a group of related inventions.

        See below for information regarding the patent families currently used in our product and product candidates.

Patent families	Products patent family applies to	Expiration (US)	Status (US)	Expiration (EU)	Status (EU)
Taxol containing compositions	Paccal Vet, Paclical, Docecal	2028	Granted	2028	Granted
Anticancer compositions	Paccal Vet, Paclical, Docecal	2028	Granted	2028	Granted
Water insoluble	Paccal Vet, Paclical, Docecal	2028	Pending	2028	Pending
Water soluble	Doxophos Vet, Doxophos	2028	Granted	2028	Pending
Tax-Dox-Mix	OAS-19	2028	Pending	2028	Pending

        Our strategy for intellectual property rights is intended to protect our core technologies and their application. Our protection for intellectual property rights is continually surveyed and is currently considered to be satisfactory. We are to a large extent dependent on our patents.

        The term of individual patents depends upon the countries in which they are obtained. In most countries in which we have filed, the patent term is 20 years from the date of filing. In the U.S., a patent's term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the U.S. Patent & Trademark Office ("PTO") in granting a patent, or shortened if a patent is terminally disclaimed over another patent.

        The term of a patent that covers an FDA-approved drug may also be eligible for extension, which permits term restoration as compensation for the time period lost during the FDA regulatory review process. The Drug Price Competition and Patent Term Restoration Act of 1984, otherwise known as the Hatch-Waxman Act, permits an extension of up to five years beyond the expiration of the patent. See "—Regulatory." The length of the patent term extension is related to the length of time the drug is under regulatory review. Extensions cannot extend the remaining term of a patent beyond 14 years from the date of product approval and only one patent applicable to an approved drug may be extended. Similar provisions to extend the term of a patent that covers an approved drug are available in Europe and other non-U.S. jurisdictions. In the future, if and when our pharmaceutical product candidates receive FDA approval, we may apply for extensions on patents covering those products.

        To protect our rights to any of our issued patents and proprietary information, we may need to litigate against infringing third parties, avail ourselves of the courts or participate in hearings to determine the scope and validity of those patents or other proprietary rights. For a more comprehensive summary of the risks related to our intellectual property, see "Risk Factors—Risks Related to Our Intellectual Property."

        We require our employees, consultants, outside scientific collaborators, researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. We also rely on trademarks, trade secrets, know-how and continuing innovation to develop our competitive position. In addition, we have a number of domain names registered, including oasmia.se and oasmia.com.

Manufacturing and Supplies

        We are responsible for the manufacture and supply of our products for commercial and clinical trial purposes. On December 3, 2013, we announced that we have successfully passed an FDA Pre-Approval Inspection of our manufacturing facility in Uppsala, Sweden. Given this approval, we will be able to manufacture and supply launch volumes of Paccal Vet to Abbott Animal Health for commercial sale. We have entered into agreements with two contract manufacturers, to help us meet the anticipated demand for our products.

Baxter Oncology GmbH

        We entered into a commercial manufacturing and supply agreement with Baxter Oncology GmbH ("Baxter Oncology") in February 2011 (the "Baxter Agreement") which we expect to utilize as manufacturing requirements increase. The Baxter Agreement provides that Baxter Oncology will be responsible for the production of Paccal Vet and Paclical, including handling all related packaging, labeling, and testing, once the commercial demand reaches a requisite level. The Baxter Agreement may also be expanded to include other product candidates from our product portfolio. The Baxter Agreement's initial term is for five years, with automatic one-year renewals.

        The Baxter Agreement may be terminated by either party if the other party commits a material breach or becomes insolvent. Furthermore, we may terminate the Baxter Agreement if we do not receive certain regulatory approvals by July 1, 2015, or if Baxter Oncology is unable to adequately scale its production process.

Syntagon

        We entered into a non-exclusive manufacturing agreement with Syntagon AB ("Syntagon") in August 2013 (the "Syntagon Agreement"). The Syntagon Agreement provides that Syntagon will undertake process development for the manufacturing of technical batches of XR-17. The manufacturing will be performed according to current Good Manufacturing Practice ("cGMP") and our current batch protocols for the manufacturing of stock solutions of XR-17, with certain process adaptations due to the increased scale. Syntagon may not sub-contract any activities it is to perform pursuant to the Syntagon Agreement without our prior written approval. Syntagon indemnifies us against any liability, claim, lawsuit or judgment that we incur due to any defective product or any other breach of the agreement by Syntagon.

        The Syntagon Agreement's initial term is until December 31, 2018, with automatic one-year renewals. The Syntagon Agreement may be terminated by either party if the other party fails to cure a breach or becomes insolvent.

Raw Materials

        Our most important raw materials are two different types of retinoic acids, 13 Cis Retinoid Acid and AllTrans Retinoid Acid, and a third compound known as L-Cysteic acid methyl ester. Both of the retinoic acids are manufactured and sold by numerous suppliers that meet our demands for quality and documentation. Sigma-Aldrich Production GmbH manufactures L-Cysteic acid methyl ester specifically for us. Prices for the raw materials have not been affected thus far by any political, environmental, or economic crises.

Commercialization

Veterinary Oncology

        We have entered into commercialization agreements with Abbott Animal Health and Nippon Zenyaku Kogyu, granting commercial rights to Paccal Vet and Paclical in most major markets. We believe that the value of our veterinary oncology candidates will be enhanced by having at least one large commercial partner, given the nature of the animal health market and the broad distribution of veterinarians, as well as the fact that there are only a limited number of experienced sales professionals available, and we have limited experience in developing a sales force.

Human Oncology

        Because our lead human oncology candidates are still in development, we have not yet established sales, marketing or product distribution capabilities. We may retain some rights to commercialize our product candidates in the U.S. or the EU, if we receive marketing approval for our product candidates in markets which we believe it is possible to access through a focused, specialized field force. Outside of the U.S. and Europe, we expect to enter into distribution and other marketing arrangements with third parties for any of our product candidates that receive marketing approval.

        Subject to receiving marketing approvals, we expect to commence commercialization activities by either entering into regional or global license and commercialization agreements, or by directly commercializing Paclical ourselves using a targeted sales force to identify key cancer centers to support the launch of the product. These activities could form the basis of a sales and marketing organization that we will use to market our other products as they may receive marketing approval.

        We have entered into a collaboration with the Russian pharmaceutical company Pharmasyntez for the distribution of Paclical in Russia and the CIS, as well as Ukraine, Georgia and Turkmenistan. We have entered into a collaboration with Medison for the distribution of Paclical in Israel and Turkey.

Employees

        As of April 30, 2014, we had 78 employees. Of these employees, 39 were in quality control, quality assurance, and production, 11 were in accounting and human resources, nine were in research and development, eight were in clinical development, four were in regulatory affairs, three were in logistics and clinical supply, two were in public relations and communication, one was in legal, and one was our chief executive officer. We have never had a work stoppage and none of our employees are represented by labor unions or covered by collective bargaining agreements.

Facilities

        Our office is located in Uppsala, Sweden, where we lease and occupy six floors of a seven-floor building that encompasses approximately 43,000 square feet. Each floor is leased separately. The lease for the second floor expires on December 31, 2015, and the leases for the remaining floors expire on December 31, 2016. The leases can be terminated by either party with nine months' notice, and any leases that are not terminated are automatically extended for an additional term of three years. The building currently contains our entire business, including our research, laboratory and cGMP production facilities, as well as our administrative offices. We believe that our facilities are sufficient to meet our current needs.

Legal Proceedings

        We are not a party to any material legal proceedings.

Government Regulation

        Clinical trials, the pharmaceutical approval process, and the marketing of pharmaceutical products, both for animals and for humans, is intensively regulated in the U.S. and in all major foreign countries.

Human Health Product Regulation in the U.S.

        In the U.S., the FDA regulates pharmaceuticals under the Federal Food, Drug, and Cosmetic Act ("FDCA") and related regulations. Pharmaceuticals are also subject to other federal, state, and local statutes and regulations. Failure to comply with applicable U.S. regulatory requirements at any time during the product development process, approval process or after approval may subject an applicant to administrative or judicial sanctions. These sanctions could include the imposition by the FDA of an Institutional Review Board ("IRB"), a clinical hold on trials, a refusal to approve pending applications or supplements, withdrawal of an approval, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties or criminal prosecution. Any agency or judicial enforcement action could have a material adverse effect on us.

        The FDA and comparable regulatory agencies in state and local jurisdictions impose substantial requirements upon the clinical development, manufacture and marketing of pharmaceutical products. These agencies and other federal, state and local entities regulate research and development activities and the testing, manufacture, quality control, safety, effectiveness, labeling, storage, distribution, record keeping, approval, advertising and promotion of our human and animal health products.

        The FDA's policies may change and additional government regulations may be enacted that could prevent or delay regulatory approval of Paclical or our other future human health product candidates or approval of new disease indications or label changes. We cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative or administrative action, either in the U.S. or elsewhere.

Marketing Approval

        The process required by the FDA before human health care pharmaceuticals may be marketed in the U.S. generally involves the following:

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  nonclinical laboratory and animal tests;

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  submission of an Investigational New Drug ("IND") application which must become effective before clinical trials may begin;

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  adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed drug for its intended use or uses;

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  pre-approval inspection of manufacturing facilities and clinical trial sites; and

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  FDA approval of an NDA, which must occur before a drug can be marketed or sold.

        We will need to successfully complete extensive additional clinical trials in order to be in a position to submit an NDA to the FDA. We must reach agreement with the FDA on the proposed protocols for our future clinical trials in the U.S. A separate submission to the FDA must be made for each successive clinical trial to be conducted during product development. Further, an independent IRB for each site proposing to conduct the clinical trial must review and approve the plan for any clinical trial before it commences at that site, and an informed consent must also be obtained from each study subject. Regulatory authorities, a data safety monitoring board or the sponsor, may suspend or terminate a clinical trial at any time on numerous grounds.

        Our objective is to conduct additional clinical trials for Paclical and, if those trials are successful, seek marketing approval from the FDA and other worldwide regulatory bodies. To achieve this objective, we have initiated a Phase III clinical trial of Paclical for the treatment of ovarian cancer, and, if it is successful, expect to file for marketing approval in the U.S. and the EU in 2016. We plan to follow this process also with respect to the other indications that we discuss in this prospectus, such as metastatic breast cancer.

        For purposes of NDA approval for human health products, human clinical trials are typically conducted in phases that may overlap.

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  Phase I.  The drug is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion. In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in subjects.

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  Phase II.  This phase involves trials in a limited subject population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage. Phase II studies may be sub-categorized to Phase IIa studies which are smaller, pilot studies to evaluate limited drug exposure and efficacy signals, and Phase IIb studies which are larger studies testing more rigorously both safety and efficacy.

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  Phase III.  This phase involves trials undertaken to further evaluate dosage, clinical efficacy and safety in an expanded subject population, often at geographically dispersed clinical trial sites. These trials are intended to establish the overall risk/benefit ratio of the product and provide an adequate basis for product labeling.

All of these trials must be conducted in accordance with Good Clinical Practice ("GCP") requirements in order for the data to be considered reliable for regulatory purposes.

New Drug Applications

        In order to obtain approval to market a pharmaceutical in the U.S., a marketing application must be submitted to the FDA that provides data establishing to the FDA's satisfaction the safety and effectiveness of the investigational drug for the proposed indication. Each NDA submission requires a substantial user fee payment unless a waiver or exemption applies (such as with Orphan Drug Designation discussed below). The NDA submission fee currently exceeds $1,958,000, and the manufacturer and/or sponsor under an approved NDA are also subject to annual product and establishment user fees, currently exceeding $98,000 per product and $526,000 per establishment. These fees are typically increased annually. The NDA includes all relevant data available from pertinent non-clinical studies and clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product's chemistry, manufacturing, controls and proposed labeling, among other things. Data can come from company-sponsored clinical trials intended to test the safety and effectiveness of a use of a product, or from a number of alternative sources, including studies initiated by investigators.

        The FDA will initially review the NDA for completeness before it accepts it for filing. The FDA has 60 days from its receipt of an NDA to determine whether the application will be accepted for filing based on the agency's threshold determination that the application is sufficiently complete to permit substantive review. After the NDA submission is accepted for filing, the FDA reviews the NDA to determine, among other things, whether the proposed product is safe and effective for its intended use, and whether the product is being manufactured in accordance with cGMP to assure and preserve the product's identity, strength, quality and purity. The FDA may refer applications for novel drug products or drug products that present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and, if so, under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

        Based on pivotal Phase III trial results submitted in an NDA, upon the request of an applicant, the FDA may grant a Priority Review designation to a product, which sets the target date for FDA action on the application at six to eight months, rather than the standard ten to twelve months. The FDA can extend these reviews by three months. Priority review is given where preliminary estimates indicate that a product, if approved, has the potential to provide a significant improvement compared to marketed products or offers a therapy where no satisfactory alternative therapy exists. Priority Review designation does not change the scientific/medical standard for approval or the quality of evidence necessary to support approval.

        After the FDA completes its initial review of an NDA, it will communicate to the sponsor that the drug will either be approved, or it will issue a complete response letter to communicate that the NDA will not be approved in its current form and inform the sponsor of changes that must be made or additional clinical, nonclinical or manufacturing data that must be received before the application can be approved, with no implication regarding the ultimate approvability of the application.

        Before approving an NDA, the FDA will inspect the facilities at which the product is manufactured, even if such facilities are located overseas. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications.

        Additionally, before approving an NDA, the FDA may inspect one or more clinical sites to assure compliance with GCP. If the FDA determines the application, manufacturing process or manufacturing facilities are not acceptable, it typically will outline the deficiencies and often will request additional testing or information. This may significantly delay further review of the application. If the FDA finds that a clinical site did not conduct the clinical trial in accordance with GCP, the FDA may determine the data generated by the clinical site should be excluded from the primary efficacy analyses provided in the NDA. Additionally, notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

        The testing and approval process for a drug requires substantial time, effort and financial resources, and this process may take several years to complete. Data obtained from clinical activities are not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. The FDA may not grant approval on a timely basis, or at all. We may encounter difficulties or unanticipated costs in our efforts to secure necessary governmental approvals, which could delay or preclude us from marketing our products.

        The FDA may require, or companies may pursue, additional clinical trials after a product is approved. These so-called Phase IV studies may be made a condition to be satisfied for continuing drug approval. The results of Phase IV studies can confirm the effectiveness of a product candidate and can provide important safety information. In addition, the FDA now has express statutory authority to require sponsors to conduct post-market studies to specifically address safety issues identified by the agency.

        Any approvals that we may ultimately receive could be withdrawn if required post-marketing trials or analyses do not meet the FDA requirements, which could materially harm the commercial prospects for Paclical or Paccal Vet.

        The FDA also has authority to require a Risk Evaluation and Mitigation Strategy ("REMS") from manufacturers to ensure that the benefits of a drug or biological product outweigh its risks. A sponsor may also voluntarily propose a REMS as part of the NDA submission. The need for a REMS is determined as part of the review of the NDA. Based on statutory standards, elements of a REMS may include "dear doctor letters," a medication guide, more elaborate targeted educational programs, and in some cases restrictions on distribution. These elements are negotiated as part of the NDA approval, and in some cases if consensus is not obtained until after the Prescription Drug User Fee Act review cycle, the approval date may be delayed. Once adopted, REMS are subject to periodic assessment and modification.

        Even if a product candidate receives regulatory approval, the approval may be limited to specific disease states, patient populations and dosages, or might contain significant limitations on use in the form of warnings, precautions or contraindications, or in the form of onerous risk management plans, restrictions on distribution, or post-marketing study requirements. Further, even after regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. Delay in obtaining, or failure to obtain, regulatory approval for Paclical, or obtaining approval but for significantly limited use, would harm our business. In addition, we cannot predict what adverse governmental regulations may arise from future U.S. or foreign governmental action.

Section 505(b)(2) New Drug Applications

        Most drug products obtain FDA marketing approval pursuant to an NDA or an Abbreviated New Drug Application ("ANDA," described below under "—The Drug Price Competition and Patent Term Restoration Act—Orange Book Listing"). A third alternative is a special type of NDA, commonly referred to as a Section 505(b)(2) NDA, which enables the applicant to rely, in part, on the FDA's previous approval of a similar product, or published literature, in support of its application.

        Section 505(b)(2) NDAs often provide an alternate path to FDA approval for new or improved formulations or new uses of previously approved products. Section 505(b)(2) permits the filing of an NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference. If the Section 505(b)(2) applicant can establish that reliance on the FDA's previous approval is scientifically appropriate, it may eliminate the need to conduct certain preclinical or clinical studies of the new product. The FDA may also require companies to perform additional studies or measurements to support the change from the approved product. The FDA may then approve the new product candidate for all or some of the label indications for which the referenced product has been approved, as well as for any new indication sought by the Section 505(b)(2) applicant.

        To the extent that the Section 505(b)(2) applicant is relying on studies conducted for an already approved product, the applicant is required to certify to the FDA concerning any patents listed for the approved product in the Orange Book to the same extent that an ANDA applicant would. As a result, approval of a Section 505(b)(2) NDA can be stalled until all the listed patents claiming the referenced product have expired, until any non-patent exclusivity, such as exclusivity for obtaining approval of a new chemical entity, listed in the Orange Book for the referenced product has expired, and, in the case of a Paragraph IV certification and subsequent patent infringement suit, until the earlier of 30 months, settlement of the lawsuit or a decision in the infringement case that is favorable to the Section 505(b)(2) applicant.

Disclosure of Clinical Trial Information

        Sponsors of clinical trials of certain FDA-regulated products, including prescription drugs, are required to register and disclose certain clinical trial information on a public website maintained by the U.S. National Institutes of Health. Though we are not required to register, since our studies are outside of the U.S., we do so voluntarily. Information related to the product, patient population, phase of investigation, study sites and investigator, and other aspects of the clinical trial is made public as part of the registration. Sponsors are also obligated to disclose the results of these trials after completion. Disclosure of the results of these trials can be delayed until the product or new indication being studied has been approved. Competitors may use this publicly-available information to gain knowledge regarding the design and progress of our development programs.

Orphan Drug Designation

        Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biological product intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the U.S., or more than 200,000 individuals in the U.S. and for which there is no reasonable expectation that the cost of developing and making a drug or biological product available in the U.S. for this type of disease or condition will be recovered from sales of the product. Orphan Drug Designation is intended to assist and encourage companies to develop safe and effective therapies for the treatment of rare diseases and disorders. In addition to providing a seven year term of market exclusivity upon final FDA approval, Orphan Drug Designation also positions a company to be able to leverage a wide range of financial and regulatory benefits, including government grants for conducting clinical trials, waiver of expensive FDA user fees for the potential submission of an NDA, and certain tax credits. Orphan product designation must be requested before submitting an NDA. After the FDA grants orphan product designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan product designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

        If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications to market the same drug or biological product for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity. Competitors, however, may receive approval of different products for the indication for which the orphan product has exclusivity or obtain approval for the same product but for a different indication for which the orphan product has exclusivity. Orphan product exclusivity also could block the approval of one of our products for seven years if a competitor obtains approval of the same drug or biological product as defined by the FDA or if our drug or biological candidate is determined to be contained within the competitor's product for the same indication or disease. If a drug or biological product designated as an orphan product receives marketing approval for an indication broader than what is designated, it may not be entitled to orphan product exclusivity. Orphan drug status in the EU has similar but not identical benefits in the EU.

        We have been granted Orphan Drug Designation for Paclical for the treatment of epithelial ovarian cancer in the U.S. and have received orphan drug status in the EU.

The Drug Price Competition and Patent Term Restoration Act

        The Drug Price Competition and Patent Term Restoration Act, also known as the Hatch-Waxman Act, requires pharmaceutical companies to divulge certain information regarding their products which have the effect of making it easier for other companies to manufacture generic drugs to compete with those products.

        Orange Book Listing.    In seeking approval for a drug through an NDA, applicants are required to list with the FDA each patent whose claims cover the applicant's product. Upon approval of a drug, each of the patents listed in the application for the drug is then published in the FDA's Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book. Drugs listed in the Orange Book can, in turn, be cited by potential generic competitors in support of approval of an ANDA. An ANDA provides for marketing of a drug product that has the same active ingredients in the same strengths and dosage form as the listed drug and has been shown through bioequivalence testing to be therapeutically equivalent to the listed drug. Other than the requirement for bioequivalence testing, ANDA applicants are not required to conduct, or submit results of pre-clinical or clinical tests to prove the safety or effectiveness of their drug product. Drugs approved in this way are commonly referred to as "generic equivalents" to the listed drug, and can often be substituted by pharmacists under prescriptions written for the original listed drug.

        The ANDA applicant is required to certify to the FDA any patents listed for the approved product in the FDA's Orange Book. Specifically, the applicant must certify that: (i) the required patent information has not been filed; (ii) the listed patent has expired; (iii) the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or (iv) the listed patent is invalid or will not be infringed by the new product. The ANDA applicant may also elect to submit a section viii statement, certifying that its proposed ANDA label does not contain (or carves out) any language regarding the patented method-of-use, rather than certify to a listed method-of-use patent.

        If the applicant does not challenge the listed patents, the ANDA application will not be approved until all the listed patents claiming the referenced product have expired.

        A certification that the new product will not infringe on the already approved product's listed patents, or that such patents are invalid, is called a Paragraph IV certification. If the ANDA applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and patent holders once the ANDA has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days of the receipt of a Paragraph IV certification automatically prevents the FDA from approving the ANDA until the earlier of 30 months, expiration of the patent, settlement of the lawsuit, or a decision in the infringement case that is favorable to the ANDA applicant.

        The ANDA application also will not be approved until any applicable non-patent exclusivity listed in the Orange Book for the referenced product has expired.

        Exclusivity.    Upon NDA approval of a New Chemical Entity ("NCE"), which is a drug that contains no active moiety that has been approved by the FDA in any other NDA, that drug receives five years of marketing exclusivity during which time the FDA cannot receive any ANDA seeking approval of a generic version of that drug. Certain changes to a drug, such as the addition of a new indication to the package insert, are associated with a three-year period of exclusivity during which the FDA cannot approval an ANDA for a generic drug that includes the change.

        An ANDA may be submitted one year before NCE exclusivity expires if a Paragraph IV certification is filed. If there is no listed patent in the Orange Book, there may not be a Paragraph IV certification, and, thus, no ANDA may be filed before the expiration of the exclusivity period.

        Patent Term Extension.    After NDA approval, owners of relevant drug patents may apply for up to a five-year patent extension. The allowable patent term extension is calculated as half of the drug's testing phase—the time between IND submission and NDA submission—and all of the review phase—the time between NDA submission and approval up to a maximum of five years. The time can be shortened if FDA determines that the applicant did not pursue approval with due diligence. The total patent term after the extension may not exceed 14 years.

        For patents that might expire during the application phase, the patent owner may request an interim patent extension. An interim patent extension increases the patent term by one year and may be renewed up to four times. For each interim patent extension granted, the post-approval patent extension is reduced by one year. The director of the PTO must determine that approval of the drug covered by the patent for which a patent extension is being sought is likely. Interim patent extensions are not available for a drug for which an NDA has not been submitted.

        Environmental Regulations.    The U.S. generally requires an environmental assessment, which discusses a company's proposed action, possible alternatives to the action, and whether the further analysis of an environmental impact statement is necessary. Certain exclusions are available from the requirement to perform an environmental assessment and an environmental impact statement. Once an exclusion is claimed, a company must state to the FDA that no extraordinary circumstances exist that may significantly affect the environment. We will claim an exclusion, under the category for biologic products, from the requirement to provide an environmental assessment and an environmental impact statement for Paclical, and will furthermore state to the FDA that to our knowledge, no extraordinary circumstances exist that may significantly affect the environment.

FDA Post-Approval Requirements

        Following the approval of an NDA, the FDA continues to require adverse event reporting and submission of periodic reports. The FDA also may require post-marketing testing, known as Phase IV testing, REMS, and surveillance to monitor the effects of an approved product, or the FDA may place conditions on an approval that could restrict the distribution or use of the product. In addition, quality control, drug manufacture, packaging, and labeling procedures must continue to conform to cGMP after approval. Drug manufacturers and certain of their subcontractors are required to register their establishments with FDA and certain state agencies. Registration with the FDA subjects entities to periodic unannounced inspections by the FDA, during which the agency inspects manufacturing facilities to assess compliance with cGMP. Accordingly, manufacturers must continue to expend time, money and effort in the areas of production and quality control to maintain compliance with cGMP. Regulatory authorities may withdraw product approvals or request product recalls if a company fails to comply with regulatory standards, if it encounters problems following initial marketing, or if previously unrecognized problems are subsequently discovered.

  Patient Protection and Affordable Health Care Act

        In March 2010, the Patient Protection and Affordable Health Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, "PPACA"), was enacted, which includes measures that have or will significantly change the way health care is financed by both governmental and private insurers. The fees, discounts and other provisions of this law are expected to have a significant negative effect on the profitability of pharmaceuticals.

        Many of the details regarding the implementation of PPACA are yet to be determined, and at this time, it remains unclear the full effect that PPACA would have on our business.

Human Health Product Regulation in the European Union

        In addition to regulations in the U.S., we are and will be subject, either directly or through our distribution partners, to a variety of regulations in other jurisdictions governing, among other things, clinical trials and any commercial sales and distribution of our products, if approved.

        Whether or not we obtain FDA approval for a product, we must obtain the requisite approvals from regulatory authorities in non-U.S. countries prior to the commencement of clinical trials or marketing of the product in those countries. Certain countries outside of the U.S. have a process that requires the submission of a clinical trial application prior to the commencement of human clinical trials. In Europe, for example, a Clinical Trial Application ("CTA") must be submitted to the competent national health authority and to independent ethics committees in each country in which a company intends to conduct clinical trials. Once the CTA is approved in accordance with a country's requirements, clinical trial development may proceed in that country.

        The requirements and process governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country, even though there is already some degree of legal harmonization in the EU Member States resulting from the national implementation of underlying EU legislation. In all cases, the clinical trials are conducted in accordance with GCP and other applicable regulatory requirements.

        To obtain regulatory approval of an investigational drug under EU regulatory systems, we must submit a marketing authorization application. This application is similar to the NDA in the U.S., with the exception of, among other things, country-specific document requirements. Drugs can be authorized in the EU by using (i) the centralized authorization procedure, (ii) the mutual recognition procedure, (iii) the decentralized procedure, or (iv) national authorization procedures.

        The EMA implemented the centralized procedure for the approval of human drugs to facilitate marketing authorizations that are valid throughout the EU. This procedure results in a single marketing authorization granted by the European Commission that is valid across the EU, as well as in Iceland, Liechtenstein and Norway (the "European Community"). The centralized procedure is compulsory for human drugs that are: (i) derived from biotechnology processes, such as genetic engineering, (ii) contain a new active substance indicated for the treatment of certain diseases, such as HIV/AIDS, cancer, diabetes, neurodegenerative diseases, autoimmune and other immune dysfunctions and viral diseases, (iii) officially designated orphan drugs, and (iv) advanced-therapy medicines, such as gene-therapy, somatic cell-therapy or tissue-engineered medicines. The centralized procedure may at the request of the applicant also be used for human drugs which do not fall within the above mentioned categories if the human drug (a) contains a new active substance which, on the date of entry into force of Regulation (EC) No. 726/2004, was not authorized in the European Community; or (b) the applicant shows that the medicinal product constitutes a significant therapeutic, scientific or technical innovation or that the granting of authorization in the centralized procedure is in the interests of patients or animal health at European Community level.

        Under the centralized procedure in the EU, the maximum timeframe for the evaluation of a MAA by the EMA is 210 days, though the date count stops whenever the Committee for Medicinal Products for Human Use ("CHMP") asks the applicant for additional written or oral information, with adoption of the actual marketing authorization by the European Commission thereafter. Accelerated evaluation might be granted by the CHMP in exceptional cases, as when a medicinal product is expected to be of a major public health interest from the point of view of therapeutic innovation, defined by three cumulative criteria: (i) the seriousness of the disease to be treated; (ii) the absence of an appropriate alternative therapeutic approach; and (iii) anticipation of exceptional high therapeutic benefit. In this circumstance, EMA ensures that the evaluation for the opinion of the CHMP is completed within 150 days and the opinion issued thereafter. We plan to submit an application for marketing authorization for Paclical in the first half of 2015.

        The Mutual Recognition Procedure ("MRP"), for the approval of human drugs is an alternative approach to facilitate individual national marketing authorizations within the EU. Basically, the MRP may be applied for all human drugs for which the centralized procedure is not obligatory. The MRP is applicable to the majority of conventional medicinal products, and is based on the principle of recognition of an already existing national marketing authorization by one or more Member States.

        The characteristic of the MRP is that the procedure builds on an already existing marketing authorization in a Member State of the EU that is used as reference in order to obtain marketing authorizations in other EU Member States. In the MRP, a marketing authorization for a drug already exists in one or more Member States of the EU and subsequently marketing authorization applications are made in other EU Member States by referring to the initial marketing authorization. The Member State in which the marketing authorization was first granted will then act as the reference Member State. The Member States where the marketing authorization is subsequently applied for act as concerned Member States.

        The MRP is based on the principle of the mutual recognition by EU Member States of their respective national marketing authorizations. Based on a marketing authorization in the reference Member State, the applicant may apply for marketing authorizations in other Member States. In such case, the reference Member State shall update its existing assessment report about the drug in 90 days. After the assessment is completed, copies of the report are sent to all Member States, together with the approved summary of product characteristics, labeling and package leaflet. The concerned Member States then have 90 days to recognize the decision of the reference Member State and the summary of product characteristics, labeling and package leaflet. National marketing authorizations shall be granted within 30 days after acknowledgement of the agreement.

        Should any Member State refuse to recognize the marketing authorization by the reference Member State, on the grounds of potential serious risk to public health, the issue will be referred to a coordination group. Within a timeframe of 60 days, Member States shall, within the coordination group, make all efforts to reach a consensus. If this fails, the procedure is submitted to an EMA scientific committee for arbitration. The opinion of this EMA Committee is then forwarded to the Commission, for the start of the decision making process. As in the centralized procedure, this process entails consulting various European Commission Directorates General and the Standing Committee on Human Medicinal Products or Veterinary Medicinal Products, as appropriate.

Human Health Product Regulation in the Rest of World

        For other countries outside of the EU, such as countries in Eastern Europe or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, again, the clinical trials are conducted in accordance with GCP and the other applicable regulatory requirements. We have submitted an application for marketing approval for Paclical in Russia, and expect to receive Russian approval in the first half of 2014. We will also initiate a Phase III clinical trial of Docecal for the treatment of metastatic breast cancer, and, if it is successful, expect to file for marketing approval in Russia in 2016.

        If we fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension of clinical trials, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Animal Health Product Regulation in the U.S.

        Three federal regulatory agencies regulate the health aspects of animal health products in the U.S.: the FDA; the United States Department of Agriculture (the "USDA"); and the Environmental Protection Agency (the "EPA").

        The Center for Veterinary Medicine at the FDA (the "CVM") regulates animal pharmaceuticals under the Food, Drug and Cosmetics Act. The USDA Center for Veterinary Biologics regulates veterinary vaccines and some biologics pursuant to the Virus, Serum, Toxin Act. The EPA regulates veterinary pesticides under the Federal Insecticide, Fungicide and Rodenticide Act. Many topical products used for treatment of flea and tick infestations are regulated by the EPA.

        Our product and all of our current animal health product candidates are animal pharmaceuticals regulated by the CVM. Manufacturers of animal health pharmaceuticals, including us, must show their products to be safe, effective and produced by a consistent method of manufacture. The CVM's basis for approving a drug application is documented in a Freedom of Information Summary. We will be required to conduct post-approval monitoring of products and to submit reports of product quality defects, adverse events or unexpected results to the CVM's Surveillance and Compliance group.

        To begin the development process for our products in the U.S., we will establish an INAD file with the CVM. We will then hold a pre-development meeting with the CVM to reach a general agreement on the plans for providing the data necessary to fulfill requirements for a New Animal Drug Application ("NADA"). During development, we will submit pivotal protocols to the CVM for review and concurrence prior to conducting the required studies. We will gather and submit data on manufacturing, safety and effectiveness to the CVM for review, and this review will be conducted according to timelines specified in the Animal Drug User Fee Act. Once all data have been submitted and reviewed for each technical section—safety, effectiveness and CMC—the CVM will issue to us a technical section complete letter as each section review is completed, and when all three letters have been issued, we will compile the Freedom of Information Summary, the proposed labeling, and all other relevant information, and submit these as an administrative NADA for CVM review. Generally, if there are no deficiencies in the submission, the NADA will be issued within four to six months after the submission of the administrative NADA. After approval, we will be required to collect reports of any adverse events and submit them to the CVM on a regular basis.

Animal Health Product Regulation in the European Union

        The EMA regulates the scientific evaluation of medicines developed by pharmaceutical companies for use in the EU. Its veterinary review section is distinct from the review section for human pharmaceuticals mentioned previously. The Committee for Medicinal Products for Veterinary Use (the "CVMP"), is responsible for scientific review of the submissions for animal pharmaceuticals and vaccines but the EMA makes the final decision on the approval of products. Once a centralized marketing authorization is granted by the EMA, it is valid in all EU and European Economic Area-European Free Trade Association states. In general, the requirements for regulatory approval of an animal health product in the EU are similar to those in the U.S., requiring demonstrated evidence of purity, safety, efficacy and consistency of manufacturing processes.

        The EMA is responsible for coordinating scientific evaluation of applications for marketing approval for pet therapeutics in the EU. To perform these evaluations the EMA established a specific scientific committee called the CVMP, which considers applications submitted by companies for the marketing approval of individual pet therapeutics and evaluates whether or not the medicines meet the necessary quality, safety and efficacy requirements. Assessments conducted by the CVMP are based on scientific criteria and are intended to ensure that pet therapeutics reaching the marketplace have a positive benefit-risk balance in favor of the pet population for which they are intended. Based on the CVMP's recommendation, a centralized marketing authorization is granted by the EMA, which allows the product to be marketed in any of the EU states. The CVMP is also responsible for various post-authorization and maintenance activities, including the assessment of modifications or extensions to an existing marketing authorization.

        To obtain authorization from the EMA, we must submit a marketing authorization application called a dossier. The dossier is the EMA's equivalent of the FDA's NADA and includes data from studies showing the quality, safety and efficacy of the product. The CVMP reviews and evaluates the dossier. For any dossier, a rapporteur and co-rapporteur are appointed from the members of the CVMP. Their role is to lead the scientific evaluation and prepare the assessment report. The rapporteur can utilize experts to assist it in performing its assessment. The report is critiqued by the co-rapporteur and other members of the CVMP before the CVMP makes its determination. The final opinion of the CVMP is generally given within 210 days of the submission of a dossier.

Animal Health Product Regulation in the Rest of World

        Each other country has its own regulatory requirements for approving and marketing veterinary pharmaceuticals. Many country specific regulatory laws contain provisions that include requirements for labeling, safety, efficacy and manufacturers' quality control procedures to assure the consistency of the products, as well as company records and reports. With the exception of the EU, the regulatory agencies of most other countries generally refer to the FDA, USDA, EMA, and other international animal health entities, including the World Organization for Animal Health and the Codex Alimentarius Commission, in establishing standards and regulations for veterinary pharmaceuticals and vaccines.

Requirements for Approval of Veterinary Pharmaceuticals for Pets

        As a condition to regulatory approval for sale of animal products, regulatory agencies worldwide require that a product used for pets is demonstrated to be:

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  be safe for the intended use in the intended species;

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  have substantial evidence of effectiveness for the intended use;

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  have a defined manufacturing process that ensures that the product can be made with high quality consistency; and

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  be safe for humans handling the product and for the environment.

        Safe for the intended use.    To determine that a new veterinary drug is safe for use, regulatory bodies will require us to provide data from a safety study generated in laboratory dogs and cats tested at doses higher than the intended label dose, over a period of time determined by the intended length of dosing of the product. In the case of the CVM, the design and review of the safety study and the study protocol are completed prior to initiation of the study to help assure that the data generated will meet FDA requirements. These studies are conducted under rigorous quality control, including Good Laboratory Practice, to assure integrity of the data. They are designed to clearly define a safety margin, identify any potential safety concerns, and establish a safe dose for the product. This dose and effectiveness is then evaluated in the pivotal field effectiveness study where the product is studied in the animal patient population in which the product is intended to be used. Field safety data, obtained in a variety of breeds and animals kept under various conditions, are evaluated to assure that the product will be safe in the target population. Safety studies are governed by regulations and regulatory pronouncements that provide the parameters of required safety studies and are utilized by regulatory bodies in the U.S., the EU and Japan.

        Effectiveness for the intended use.    Early pilot studies may be done in laboratory dogs or cats to establish effectiveness and the dose range for each product. Data on how well the drug is absorbed when dosed by different routes and the relationship of the dose to the effectiveness are studied. When an effective dose is established, a study protocol to test the product in real world conditions is developed prior to beginning the study. In the case of the CVM, the pivotal effectiveness field study protocol is submitted for review and concurrence prior to study initiation, to help assure that the data generated will meet requirements.

        The pivotal field effectiveness study must be conducted with the formulation of the product that is intended to be commercialized, and is a multi-site, randomized, controlled study, generally with a placebo control. To reduce bias in the study, the individuals conducting the assessment are not told which group is the test group and which is the placebo group. In both the U.S. and the EU, the number of patients enrolled in the pivotal field effectiveness studies is required to be at least 100 animal subjects treated with the test product and a comparable number of subjects in the control group that receive the placebo. In many cases, a pivotal field study may be designed with clinical sites in both the EU and the U.S., and this single study may satisfy regulatory requirements in both the EU and the U.S.

        Defined Manufacturing Process.    To assure that the product can be manufactured consistently, regulatory agencies will require us to provide documentation of the process by which the API is made and the controls applicable to that process that assure the API and the formulation of the final commercial product meet certain criteria, including purity and stability. The drug development process is known as Chemistry, Manufacturing and Controls ("CMC"). After a product is approved, we will be required to communicate with the regulatory bodies any changes in the procedures or manufacturing site. Both API and commercial formulations are required to be manufactured at facilities that practice cGMP.

        Safe for Humans and the Environment.    Certain exclusions are available from the requirement to provide an environmental impact statement for animal health products. Similar to the process for human health products, once an exclusion is claimed, a company must state to the FDA that no extraordinary circumstances exist that may significantly affect the environment. We have claimed an exclusion, under the category for drugs intended for nonfood animals, from the requirement to provide an environmental impact statement for Paccal Vet, and have stated to the FDA that to our knowledge, no extraordinary circumstances exist that may significantly affect the human environment. The FDA agrees with us that the proposed uses of our drug fall within the claimed categorical exclusion and it is not aware of any extraordinary circumstances. Thus, in the U.S. we are not required to perform either an environmental assessment or an environmental impact statement. For approval in the EU, a risk assessment for potential human exposure will be required.

        Labeling, All Other Information, and Freedom of Information Summary.    We also will be required to submit the intended label for the product, and also any information regarding additional research that has been conducted with the drug, to the CVM and other regulatory bodies for review. We will draft, and submit for regulatory review, the Freedom of Information Summary for use in the U.S. This summary outlines the studies and provides substantial information that CVM uses to assess the drug's safety and effectiveness and then publishes on its website.

Other Regulatory Considerations

Sweden

        We hold two Manufacturing Authorization licenses (each a "MA") from the Medical Products Agency in Sweden, both authorized on May 23, 2013. One MA is for the manufacture of investigational medicinal products, i.e. medicinal products used in clinical trials. The scope of this MA is investigational medicinal products for use in sterile injections for use in animals and humans in clinical trials. Currently, all of our products fall within this scope. We hold an additional MA to manufacture medicinal products for marketing. The scope of this MA is currently limited to Paccal Vet.

Labeling, Marketing and Promotion

        Once an NDA is approved, a product will be subject to certain post-approval requirements. For instance, the FDA closely regulates the post-approval marketing and promotion of pharmaceuticals, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities on the internet and elsewhere.

        While doctors and veterinarians are free to prescribe any pharmaceutical approved by the FDA for any use, a company can only make claims relating to the safety and efficacy of a pharmaceutical that are consistent with the FDA approval, and is only allowed to actively market a pharmaceutical for the particular indication approved by the FDA. Changes to some of the conditions established in an approved application, including changes in indications, labeling, or manufacturing processes or facilities, require submission and FDA approval of a new NDA or NDA supplement before the change can be implemented. An NDA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures and actions in reviewing NDA supplements as it does in reviewing NDAs.

        In addition, any claims we make for our products in advertising or promotion must be appropriately balanced with important safety information and otherwise be adequately substantiated. Failure to comply with these requirements can result in adverse publicity, warning letters, corrective advertising, injunctions and potential civil and criminal penalties. Government regulators recently have increased their scrutiny of the promotion and marketing of pharmaceuticals.

Anti-Kickback and False Claims Laws

        In the U.S., we are subject to complex laws and regulations pertaining to health care "fraud and abuse," including, but not limited to, The Medicare and Medicaid Patient Protection Act of 1987 (otherwise known as the federal "Anti-Kickback Statute"), the federal False Claims Act, state false claims acts and other state and federal laws and regulations. The Anti-Kickback Statute makes it illegal for any person, including a prescription drug manufacturer (or a party acting on its behalf) to knowingly and willfully solicit, receive, offer, or pay any remuneration that is intended to induce the referral of business, including the purchase, order, or prescription of a particular pharmaceutical, for which payment may be made under a federal health care program, such as Medicare or Medicaid.

        The federal False Claims Act prohibits anyone from knowingly presenting, or causing to be presented, for payment to federal programs (including Medicare and Medicaid) claims for items or services, including pharmaceuticals, that are false or fraudulent, claims for items or services not provided as claimed, or claims for medically unnecessary items or services.

        There are also an increasing number of state laws that require manufacturers to make reports to states on pricing and marketing information. Many of these laws contain ambiguities as to what is required to comply with the laws. In addition, as discussed below, beginning in 2013, a similar federal requirement will require manufacturers to track and report to the federal government certain payments made to physicians and teaching hospitals made in the previous calendar year. These laws may affect our sales, marketing, and other promotional activities by imposing administrative and compliance burdens on us. In addition, given the lack of clarity with respect to these laws and their implementation, our reporting actions could be subject to the penalty provisions of the pertinent state, and soon federal, authorities.

Other Health Care Laws and Compliance Requirements

        In the U.S., our activities are potentially subject to regulation by various federal, state and local authorities in addition to the FDA, including the Centers for Medicare and Medicaid Services (formerly the Health Care Financing Administration), other divisions of the U.S. Department of Health and Human Services (e.g., the Office of Inspector General), the U.S. Department of Justice and individual U.S. Attorney offices within the Department of Justice, and state and local governments. For example, sales, marketing and scientific/educational grant programs must comply with the anti-fraud and abuse provisions of the Social Security Act, the False Claims Act, the privacy provisions of the Health Insurance Portability and Accountability Act, and similar state laws, each as amended. Pricing and rebate programs must comply with the Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990 and the Veterans Health Care Act of 1992 ("VHCA"), each as amended. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements will apply. Under the VHCA, drug companies are required to offer certain drugs at a reduced price to a number of federal agencies including U.S. Department of Veteran Affairs and U.S. Department of Defense, the Public Health Service and certain private Public Health Service designated entities in order to participate in other federal funding programs including Medicare and Medicaid. Recent legislative changes require that discounted prices be offered for certain U.S. Department of Defense purchases for its TRICARE program via a rebate system. Participation under the VHCA requires submission of pricing data and calculation of discounts and rebates pursuant to complex statutory formulas, as well as the entry into government procurement contracts governed by the Federal Acquisition Regulations.

        In order to distribute products commercially, we must comply with state laws that require the registration of manufacturers and wholesale distributors of pharmaceutical products in a state, including, in certain states, manufacturers and distributors who ship products into the state even if such manufacturers or distributors have no place of business within the state. Some states also impose requirements on manufacturers and distributors to establish the pedigree of product in the chain of distribution, including some states that require manufacturers and others to adopt new technology capable of tracking and tracing product as it moves through the distribution chain. Several states have enacted legislation requiring pharmaceutical companies to establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales, marketing, pricing, clinical trials and other activities or register their sales representatives. Other legislation has been enacted in certain states prohibiting pharmacies and other health care entities from providing certain physician prescribing data to pharmaceutical companies for use in sales and marketing, and prohibiting certain other sales and marketing practices. All of our activities are potentially subject to federal and state consumer protection and unfair competition laws.

Patient Protection and Affordable Care Act

        In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act (collectively, the "ACA"), became law in the U.S. The ACA is a sweeping measure intended to expand health care coverage within the U.S., primarily through the imposition of health insurance mandates on employers and individuals and expansion of the Medicaid program. The ACA will significantly impact the pharmaceutical industry. The ACA will require discounts under the Medicare drug benefit program and increased rebates on drugs covered by Medicaid. In addition, the ACA imposes an annual fee, which will increase annually, on sales by branded pharmaceutical manufacturers starting in 2011. The financial impact of these discounts, increased rebates and fees and the other provisions of the ACA on our business is unclear.

Foreign Exchanges

        Since June 24, 2010, the Ordinary Shares have been listed on the NASDAQ OMX Stockholm and have been listed on the Frankfurt Stock Exchange since January 24, 2011. In July 2013, NASDAQ OMX Stockholm announced that its Disciplinary Committee had found that we had contravened the disclosure requirements in the exchange's Rulebook for Issuers and had ordered us to pay a fine equaling four times our annual fee to the exchange. The Disciplinary Committee found that we had disclosed a number of facts of a price-sensitive nature without also simultaneously publishing the information pursuant to the Rulebook's provisions, and that we had also failed to inform the stock market about a cancelled partnership agreement in August 2011, which the committee determined should have been disclosed immediately. Since the cancellation of the partnership agreement could have resulted in a reimbursement liability for us, our annual report and 2010/2011 administration report, dated August 25, 2011, should have included information about the cancelled partnership agreement, as well as an explanation as to why our executive management had deemed it unnecessary to recognize a provision. The cancellation of the partnership agreement was not published until we issued our year-end report in June 2012. This is the only disciplinary proceeding by an exchange to which we have been a party.

MANAGEMENT

        The following table sets forth the names, ages and positions of our executive officers and directors as of immediately prior to this offering:

Name	Age	Position
Executive Officers:
Julian Aleksov	48	Chief Executive Officer and Director
John Cosby	51	Head of Regulatory Affairs
Margareta Eriksson	62	Vice President Clinical Development
Hans Sundin	68	Executive Vice President
Non-Executive Directors:
Joel Citron	51	Chairman
Bo Cederstrand	74	Director
Horst Domdey	62	Director
Alexander Kotsinas	45	Director
Jan Lundberg	67	Director
Martin Nicklasson	58	Director

        The following is a brief summary of the business experience of our executive officers and directors. The current business address for all of our executive officers and directors is Vallongatan 1, 752 28, Uppsala, Sweden, with the exception of Mr. Joel Citron, whose business address is 483 Tenth Avenue, Sixth Floor, New York, NY 10018.

Executive Officers

        Julian Aleksov is a co-founder of Oasmia, and has served as Chief Executive Officer and a director since 1998. He is an economist with extensive experience in coordinating research projects and strategic development of global intellectual property assets. Prior to becoming the CEO, he oversaw our research and strategic development within bio-organic chemistry, with a focus on retinoids and alpha-protein bindings, while also managing our global intangible assets registrations and financing. He has been a partner and member of the board of Alceco, one of our principal stockholders, since 2000. He attended the Deutsche Schule in Stockholm for his basic education, and thereafter studied economics on several levels.

        John Cosby has served as Head of Regulatory Affairs since 2006. He has 30 years of experience in life sciences, with responsibilities including regulatory affairs and product development. From 2005 to 2006, he served as the Director of Regulatory Affairs for BioMérieux bv Boxtel in the Netherlands, and from 1997 to 2005 he served as the Director of Regulatory Affairs for Pharmacia Diagnostics in Uppsala. He has represented European industry during European Commission Delegation meetings and in Poland before the Polish entry to the EU in 2002. He has a Bachelor of Science in Chemistry from the College of Life Sciences at the University of Maryland.

        Margareta Eriksson has served as Vice President, Clinical Development since 2010. She has been at Oasmia since 2008. From 2008 to 2010 she served as the Head of Clinical Development, and prior to that she served as a Clinical Research Manager. She has 30 years of experience within the international pharmaceutical industry as a manager and project leader in clinical research. She has worked with approximately 15 different indications in over 30 different countries. She has a Bachelor of Science in Chemistry and Biology and a PhD in Zoology, both from the University of Lund.

        Hans Sundin has served as Executive Vice President since 2008. He has been in the pharmaceutical industry for over 40 years, and has extensive international experience with several pharmaceutical companies at senior management levels in manufacturing, quality control, project management, and business development. He is currently the owner and Managing Director of Loxia Consulting AB, a company he founded in 2006 that serves the pharmaceutical industry with general management and operational consultancy services. From 2007 to 2008, he was the CEO and a director of Vitamex Manufacturing AB, and from 2000 to 2005 he was the Senior Vice President of Business Development and a Divisional Manager at Pharmadule Emtunga AB, an engineering and modular plant company. He also has previous work experience as a pharmacist, and has been a Qualified Person since 2011. He has a Masters of Pharmaceutical Science degree from Uppsala University.

Non-Executive Directors

        Joel Citron has served as Chairman of the Board since 2011. He has spent nearly 20 years in various senior positions in investment and operating companies in the U.S. and Europe, including as the current Chairman and CEO of Tenth Avenue Holdings, LLC and Chairman of Avenue Income Credit Strategies Fund. He was the Chairman of Oxigene Inc. from 2001 to 2008, the CEO of Jovian Holdings from 2002 to 2008, and the Vice-Chairman and CEO of Mastec Inc. from 1998 to 2001. He has a Masters of Arts in Economics and a Bachelor in Business Administration from the University of Southern California.

        Bo Cederstrand has been a director since 2000 and was Chairman of the Board from 2000 to 2011. He has approximately 40 years of experience as CEO and partner in a number of small and medium-sized companies specializing in pets or pet products, most of which he founded. He has extensive experience in international trade and production and has been very active within trade branch associations. He has been a partner and member of the board of Alceco, one of our principal stockholders, since 2000. He is a deputy board member at Fruges Aktiebolag AB and was a previous board member of Arkenbutikerna. He studied at the Stockholm School of Economics.

        Alexander Kotsinas has served on our board of directors since September 2013. He has been a partner at NEXTTOBE AB ("Nxt2b") since 2011, and was previously a Board Member at Ericsson Softlab AM. He was the Vice President and CFO at Q-Med AB from 2008 to 2011, and was the CFO at Life Europe AB in 2007 and at Tre-Hi3G Access AB from 2003 to 2006. He has a Master of Science degree in Applied Physics from the Royal Institute of Technology, Stockholm and a Bachelor of Science Economics from the Stockholm School of Economics.

        Horst Domdey has served on our board of directors since 2011. He has extensive experience in the biochemistry and molecular biology industries. He is the Chairman of the Munich Biotech Cluster and the President and CEO of BioM Munich Biotech Development AG and BioM Biotech Cluster Development GmbH. Since 2003, he has been the scientific director of the Bavarian Genome Network BayGene, and since 2011 he has been the coordinator of the Bavarian Center for Molecular Biosystems BioSysNet. He co-founded Switch Biotech AG and MediGene AG, one of the first biotech companies in Germany. In 1996, he successfully led the Munich Biotech Initiative into the German BioRegio Competition, and in 2010 the Munich Biotech Cluster became—under his leadership—one of the winners in the German Leading Edge Cluster Competition. He has previously held various positions at Max-Planck-Institut für Biochemie, the Swiss Institute for Experimental Cancer Research (ISREC), the University of California and the California Institute of Technology, among others. Since 1994 he has been a Professor for Biochemistry at the University of Munich. He has a Dr. rer nat in Biochemistry and a Dr. habil. from Ludwig Maximilians University of Munich.

        Jan Lundberg has served on our board of directors since 2011. He has extensive experience in business, and in 1985 founded Rekonstructa AB, which invests in real estate and small businesses, among other activities. He is the Chairman of Proscott Aktiebolag, Sporthuset Jöhncke AB, Jöhncke & Nordberg Aktiebolag and HN Kan Golf Aktiebolag, the CEO and a board member of Rekonstructa Fastigheter AB, and a member of the board of Fågelbrokonsult Aktiebolag, Rekonstructa AB and

Quartz Pro Sweden AB. He is currently a senior advisor with Stockholm Corporate Finance AB. He has a Marine Engineering degree from Royal Navy Academy and a Master of Engineering degree from Royal Institute of Technology.

        Martin Nicklasson has served on our board of directors since 2011. He founded Nicklasson Life Sciences AB in 2011. He is the Chairman of Basilea Pharmaceutica Ltd., Orexo AB and Farma Holding AS, and also serves on the boards of Pozen Inc. and Biocrine AB. From 2007 to 2010, he was the CEO of Swedish Orphan Biovitrum AB. He was also previously a Boardmember of Stockholms Handelskammare and SLS Invest AB, and the CEO of AstraZeneca Sweden AB. He is a certified pharmacist and since 1982 has been a Pharmacy Doctor at Uppsala University. Since 1985 he has been an Associate Professor at Uppsala University's Faculty of Pharmacy. He holds a pharmacist certificate and a Ph.D. in Pharmaceutical Technology from Uppsala University.

Board Composition

        Our affairs are managed under the direction of our board of directors, which is currently composed of seven members. Four of our directors qualify as independent directors under Rule 5605(a)(2) of the Nasdaq Marketplace Rules. Messrs. Aleksov, Cederstrand and Kotsinas are not considered independent under Nasdaq or SEC rules, and Messrs. Aleksov and Cederstrand are not considered independent under Nasdaq rules. Directors are elected at each annual general meeting for one-year terms. None of our directors, or our executive officers, has any family relationship with any other director or executive officer, except that Mr. Aleksov is the partner of Mr. Cederstrand's daughter and the father of two of his grandchildren.

Tasks of the Board of Directors

        The board of directors manages our affairs on behalf of our shareholders. The board of directors acts in accordance with the Swedish Companies Act (SFS 2005:551) ("Swedish Companies Act"), our Articles of Association, internal regulations and directions given by the general meeting. In addition, the board of directors shall ensure that we comply with the Swedish Corporate Governance Code, NASDAQ OMX Stockholm's Rule Book for Issuers as well as other applicable laws and regulations. The principle tasks of the board of directors include the following:

  •
  establishing our overall operational goals and strategy;

  •
  appointing, evaluating and, if necessary, dismissing the chief executive officer;

  •
  evaluating our management and deciding if any significant changes in our organization and business need to be made;

  •
  analyzing our financial situation;

  •
  ensuring that there is an effective system for follow-up and control of our operations;

  •
  ensuring that our internal control of the financial development is satisfactory and that information concerning the financial development is correctly communicated in our financial reports;

  •
  ensuring that there is a satisfactory process for monitoring our compliance with laws and other regulations relevant to our operations, including applicable accounting standards and other requirements for listed companies;

  •
  defining necessary guidelines to govern our ethical conduct; and

  •
  ensuring that our external communications are transparent and that they are accurate, reliable and relevant.

Committees of the Board of Directors and Corporate Governance

        The committees of our board of directors consist of an audit committee, a remuneration committee and a nomination committee. Each of these committees has the responsibilities described below. Our board of directors may also establish other committees from time to time to assist in the discharge of its responsibilities.

        Subject to certain exceptions, the rules of Nasdaq permit a foreign private issuer to follow its home country practice in lieu of the following Nasdaq listing requirements:

  •
  a majority of the board of directors must consist of independent directors;

  •
  non-executive directors must meet on a regular basis without management present;

  •
  waivers for directors or executive officers from the Code of Business Conduct and Ethics for certain specified items must be disclosed;

  •
  all members of the nominating committee must be independent;

  •
  proxies must be solicited and proxy statements provided for all shareholder meetings; and

  •
  shareholder approval must be sought for the implementation of certain equity compensation plans and issuances of ordinary shares.

        As a foreign private issuer located in Sweden, we are permitted to follow Swedish corporate law and the Swedish Companies Act in lieu of the above requirements. Regardless, a majority of our board of directors are independent.

Audit Committee

        The members of our audit committee are Mr. Jan Lundberg, Mr. Joel Citron and Mr. Alexander Kotsinas, each of whom is an "independent director" as such term is defined in Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). Mr. Lundberg serves as chair of the audit committee. Our board of directors has determined that Mr. Lundberg is a financial expert as contemplated by the rules of the SEC implementing Section 407 of the Sarbanes Oxley Act of 2002. Our audit committee meets at least twice per year and oversees the monitoring of our internal controls, accounting policies and financial reporting and provides a forum through which our external auditors and independent registered public accounting firm reports. Our audit committee meets at least twice per year with the external auditors and our independent registered public accounting firm without executive board members present. The audit committee also oversees the activities of the external auditors and our independent registered public accounting firm, including their appointment, reappointment, or removal as well as monitoring of their objectivity and independence. In addition, the audit committee considers the fees paid to the external auditors and independent registered public accounting firm and determines whether the fee levels for non-audit services, individually and in aggregate, relative to the audit fee are appropriate so as not to undermine independence.

Remuneration Committee

        The members of the remuneration committee are Mr. Joel Citron, Mr. Bo Cederstrand, Dr. Horst Domdey, Mr. Alexander Kotsinas, Mr. Jan Lundberg and Dr. Martin Nicklasson, and each of the members, except for Mr. Cederstrand, qualify as an independent director under Rule 5605(a)(2) of the Nasdaq Marketplace Rules. Mr. Citron serves as chair of the remuneration committee. Our remuneration committee reviews, among other things, the performance of our executive directors and sets the scale and structure of their remuneration and the basis of their employment agreements with due regard to the interests of the shareholders. No director has a service agreement with a notice period exceeding one year. During the year ended April 30, 2013, there was one meeting of the remuneration committee. It is a policy of the remuneration committee that no individual participates in discussions or decisions concerning his or her own remuneration.

Nomination Committee

        The nomination committee consists of three members. The first member, currently Mr. Bo Cederstrand, represents the major shareholders. The second member, currently Mr. Christer Eriksson, is independent with respect to the major shareholders and independent with respect to our management and our board of directors. The third member is the Chairman of the Board, Mr. Joel Citron. Mr. Citron serves as chair of the nomination committee and oversees the evaluation of the board of directors' performance. The primary task of the nomination committee is to present candidates for the board of directors and the Chairman of the Board and to decide their compensation. The nomination committee also presents proposals to the annual general meeting of possible remuneration for committee work and remuneration of external auditor. Proposals of the nomination committee are made public no later than when notice of the annual general meeting is sent. The nomination committee's mandate extends to when the next nomination has been made public. The nomination committee meets at least once a year.

Code of Business Conduct and Ethics

        Prior to completion of the offering, we will adopt a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Following the consummation of this offering, we will post a current copy of the code on our website, www.oasmia.com. In addition, we intend to post on our website all disclosures that are required by law or the listing standards of Nasdaq concerning any amendments to, or waivers from, any provision of the code. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus.

Directors and Executive Management Board Compensation

        The following discussion provides the amount of compensation paid, and benefits in kind granted, by us to our directors and executive officers for services in all capacities to us for the year ended April 30, 2013.

Directors Compensation

        For the year ended April 30, 2013, the table below sets forth the compensation paid to our directors, and in the case of Mr. Aleksov, reflects the compensation paid for his services as our Chief Executive Officer.

 Year Ended April 30, 2013 Directors Compensation

Name	Salary/ Fees		Annual Bonus	Benefits Excluding Pension		Pension Benefit		Total
			(In TSEK)
Joel Citron Chairman of the Board	213		—	—		—		213
Julian Aleksov Director Chief Executive Officer	1,181	(1)	—	3	(2)	521	(3)	1,705
Bo Cederstrand Director	200		—	—		—		200
Horst Domdey Director	200		—	—		—		200
Alexander Kotsinas(4) Director	—		—	—		—		—
Jan Lundberg Director	200		—	—		—		200
Martin Nicklasson Director	200		—	—		—		200

(1)
This amount represents Mr. Aleksov's salary as our CEO. Mr. Aleksov does not receive any additional compensation for his services as a director.

(2)
This amount represents the value of Mr. Aleksov's private health insurance.

(3)
This amount represents our contribution into Mr. Aleksov's pension plan, of which SEK 0.24 million represents the amount owed during the fiscal year, and SEK 0.28 million represents retroactive payments for the period of January 1, 2011 to April 30, 2012.

(4)
Mr. Kotsinas has waived his right to receive remuneration for his service as a Director.

        Remuneration of the Chairman of the Board and members of the board of directors is decided at each annual general meeting. There is no remuneration for participation in the nomination committee. Upon special agreement, we will pay members of the board of directors their compensation through a company wholly owned by the board member. In such cases, the invoice amount is increased by social security and VAT. Accordingly, board member fees for Mr. Citron are paid through wholly owned Miankoma Partners; Mr. Lundberg through wholly owned Rekonstructa AB; and Dr. Nicklasson through wholly owned Nicklasson Life Science AB.

Executive Officers Compensation

        With the exception of our Chief Executive Officer, the compensation for each executive officer is comprised solely of base salary, directors and officers liability insurance, and the medical benefits described below. The Chief Executive Officer also receives private health insurance and pension allocations. The total amount of compensation paid to executive officers, whether or not a director, for the year ended April 30, 2013 was SEK 3,878,200.

Bonus Plans

        We do not currently pay bonuses to any director or employee.

Options and Incentive Programs

        We do not currently have any option or incentive programs for directors or employees, other than the right to purchase warrants as described below under "Warrant Issuance."

Health care and medical care

        We offer our employees free medical care and free medicines up to the Swedish high-cost protection ceilings of SEK 1,100 and SEK 2,200, respectively. We also have an agreement with a provider of occupational health services.

Employment Agreements

Julian Aleksov

        Mr. Aleksov signed an employment agreement with us on January 1, 2000 to serve as our Chief Executive Officer. The employment agreement is for an unspecified term. He currently receives a base salary of SEK 1,200,000 per annum, reviewed annually, plus private health insurance and pension allocations. He does not receive a bonus or any additional perquisites or other annual compensation. The health insurance he receives is worth SEK 3,768 annually. His pension plan is through Skandia, with an actuarial present value of SEK 497,900 as of the beginning of the last full fiscal year (SEK 234,000 as of the end of the last full fiscal year), and estimated annual benefits of SEK 181,488 upon retirement at age 65. He does not receive any additional compensation for serving as a director.

        In the event Mr. Aleksov's employment is terminated by us, Mr. Aleksov shall be entitled to a notice period of 24 months. If he voluntarily decides to terminate his employment, the notice period shall be six months. There is no agreement or arrangement for Mr. Aleksov to receive any severance payments or any additional payments should we undergo a change of control.

John Cosby

        Mr. Cosby signed an employment agreement with us on August 21, 2006. The employment agreement is for an unspecified term. He currently receives a base salary of SEK 714,000 per annum, reviewed annually. He does not receive a bonus, perquisites, pension or any other annual compensation.

        If we terminate Mr. Cosby's employment, he shall be entitled to a notice period of six months. If he voluntarily decides to terminate his employment, the notice period shall be three months. There is no agreement or arrangement for Mr. Cosby to receive any severance payments or any additional payments should we undergo a change of control.

Margareta Eriksson

        Dr. Eriksson signed an employment agreement with us on May 12, 2008. The employment agreement is for an unspecified term. She currently receives a base salary of SEK 720,000 per annum, reviewed annually. She does not receive a bonus, perquisites, pension or any other annual compensation.

        If we terminate Dr. Eriksson's employment, she shall be entitled to a notice period of six months. If she voluntarily decides to terminate her employment, the notice period shall be three months. There is no agreement or arrangement for Dr. Eriksson to receive any severance payments or any additional payments should we undergo a change of control.

Hans Sundin

        Mr. Sundin signed an employment agreement with us on July 1, 2008 to serve as our Executive Vice President, Qualified Person. The employment agreement is for an unspecified term. He currently receives a base salary of SEK 739,200 per annum, reviewed annually. He does not receive a bonus, perquisites, pension or any other annual compensation.

        If we terminate Mr. Sundin's employment, he shall be entitled to a notice period of six months. If he voluntarily decides to terminate his employment, the notice period shall be three months. There is no agreement or arrangement for Mr. Sundin to receive any severance payments or any additional payments should we undergo a change of control.

Warrant Issuance

        At the general meeting on September 30, 2013, shareholders authorized the issuance of 1,050,000 warrants to Oasmia Animal Health AB which has the right, and obligation, to, following subscription, sell the warrants to the board of directors and executive officers. Each member of the board of directors has the right to purchase 100,000 warrants, and our executive officers can each purchase up to 50,000 warrants; provided, however, that in accordance with Swedish law no director or executive officer may purchase any warrants until the completion of this offering. Each warrant entitles the holder to subscribe for one new share at a price of SEK 17.10. Subscription of shares by way of exercising the warrants shall be made in accordance with the terms of the warrant during the period January 1, 2014 until August 15, 2014. If fully subscribed for, the warrants will increase the share capital by SEK 105,000. The newly issued shares will be entitled to dividends from the fiscal year ending April 30, 2015. Shares added due to subscription of warrants shall be subject to registration with Euroclear Sweden (formerly VPC) in accordance with our Articles of Association.

Limitations on Liability and Indemnification Matters

        Under the Swedish Income Tax Act, if a company directly indemnifies a member of the board of directors or an executive officer or otherwise holds him or her harmless, the amount expended will be regarded as salary upon which we must pay social security contributions, and the director or officer will also be liable for income tax on any such expended amount. Therefore, we maintain directors and officers insurance through AIG Europe Limited to insure our directors and executive officers against certain liabilities incurred based on their capacity as a director or an executive officer.

        In the underwriting agreement, the underwriters will agree to indemnify, under certain conditions, us, members of our board of directors, our executive officers and any persons who control us within the meaning of the Securities Act, against certain liabilities.

RELATED PARTY TRANSACTIONS

        Alceco International S.A. ("Alceco") is a holding company based in Luxembourg, which is owned and controlled by Messrs. Cederstrand and Aleksov. Alceco conducts no business and exists only for financial management. As of the end of the last fiscal year, Alceco was our largest shareholder, beneficially owning approximately 40.00% of our issued and outstanding shares and equivalent voting power. Alceco has made a credit facility of SEK 40 million available to us. The credit facility is valid until December 2014, and is renewed automatically for one-year terms, unless terminated by either party at least three months prior to an expiration date. As of October 31, 2013, this credit facility is completely unutilized. The interest rate on any utilized credit amount is 5%.

        Our director Mr. Jan Lundberg is a senior advisor at Stockholm Corporate Finance AB ("SCF"), which has provided financial consulting services to Alceco. Mr. Lundberg, through his company Rekonstructa AB, has been responsible for some of the work SCF has provided Alceco. These services began in 2010, and the total amount Alceco, through SCF, has paid to Rekonstructa AB for Mr. Lundberg's work is approximately SEK 1.7 million.

        Our second largest shareholder, Nxt2b, has loaned us a total of SEK 105 million since February 2012. As of October 31, 2013, the accrued interest cost for the loan was SEK 7.7 million. The loan was extended for one additional year in November 2013 and is now due on December 31, 2014. Prior to December 31, 2013, the interest rate was 5%, after which it increased to 8.5%. Accrued interest will be paid when the loan is due.

        Compensation and shareholding arrangements for our executive officers and directors are described above under the section entitled "Management." As noted previously, Mr. Aleksov is the father of Mr. Cederstrand's two grandchildren.

Policies and Procedures for Related Party Transactions

        Prior to the completion of this offering, we expect to adopt a related person transaction policy. Our related person transaction policy will set forth our procedures for the identification, review, consideration and approval or ratification of related person transactions. For purposes of our policy only, a related person transaction will be a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we and any related person are, were or will be participants. Transactions involving compensation for services provided to us as an employee or director will not be covered by this policy. A related person will be any employee, director or beneficial owner of more than five percent (5%) of any class of our voting securities, including any of their immediate family members and any entity owned or controlled by such persons.

        Under the policy, if a transaction has been identified as a related person transaction, including any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related person transaction prior to consummation, our management must present information regarding the related person transaction to our audit committee, or, if audit committee approval would be inappropriate, to another independent body of our board of directors, for review, consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third-party or to or from employees generally. Under the policy, we will collect information that we deem reasonably necessary from each director, executive officer and, to the extent feasible, significant shareholder to enable us to identify any existing or potential related person transactions and to effectuate the terms of the policy. In addition, under our Code of Business Conduct and Ethics, which we will adopt prior to the completion of this offering, our employees and directors have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest.

 PRINCIPAL SHAREHOLDERS

        The following table and related footnotes set forth information with respect to the beneficial ownership of the Ordinary Shares, as of April 30, 2014 and as adjusted to reflect the sale of the ADSs offered in this offering, by:

  •
  each of our directors and executive officers; and

  •
  each person known to us to own beneficially more than 5% of the Ordinary Shares as of April 30, 2014.

        Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of Ordinary Shares owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These Ordinary Shares, however, are not included in the computation of the percentage ownership of any other person. Ownership of the Ordinary Shares by the "principal shareholders" identified below has been determined by reference to our share register, which provides us with information regarding the registered holders of the Ordinary Shares but generally provides limited, or no, information regarding the ultimate beneficial owners of such Ordinary Shares. As a result, we may not be aware of each person or group of affiliated persons who beneficially owns more than 5% of the Ordinary Shares.

        This table assumes no exercise of the underwriters' option to purchase additional ADSs.

        Unless otherwise indicated, the business address for each of the shareholders in the table below is c/o Oasmia Pharmaceutical AB, Vallongatan 1, 752 28, Uppsala, Sweden.

	Ordinary Shares Beneficially Owned Prior to the Offering			Ordinary Shares Beneficially Owned After the Offering
Name of Beneficial Owner	Number		Percent	Number	Percent
Greater than 5% Shareholders
Alceco International S.A.	34,227,476		40.00%
NEXTTOBE AB(1)	17,641,956		20.62%
Avanza Pension	4,425,660		5.17%
Directors and Executive Officers
Julian Aleksov	34,377,272	(2)	40.17%
Bo Cederstrand	34,353,476	(2)	40.15%
Jan Lundberg	76,426	(3)	0.09%
Hans Sundin	5,000		0.01%
John Cosby	1,500		0.00%
All Named Executive Officers and Directors as a Group (5 persons)	34,586,198	(4)	40.42%

(1)
The business address for Nxt2b is Dag Hammarskjölds väg 40, 751 83 Uppsala, Sweden.

(2)
Includes 34,227,476 shares held through Alceco.

(3)
All 76,426 shares are held through Rekonstructa AB.

(4)
For the purposes of this calculation, Julian Aleksov and Bo Cederstrand's shares held through Alceco have only been counted once.

        Our shareholders do not have different voting rights. To our knowledge, there has been no significant change in the percentage ownership held by the principal shareholders listed above since April 30, 2014. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. As of April 30, 2014, none of our outstanding Ordinary Shares are held by holders of record with addresses in the U.S.

        Alceco has a revolving line of credit for €2,500,000 from biw Bank fur Investments und Wertpapiere AG, a boutique investment bank based in Germany, secured by 17 million of Alceco's Ordinary Shares.

DESCRIPTION OF THE ORDINARY SHARES

General

        We were founded in accordance with Swedish law on April 15, 1988 and were registered with the Swedish Company Registration Office on September 22, 1988. Our original name was ZOOFACKHANDELNS SERVICE I SÖDERTÄLJE Aktiebolag, and our original focus was on offering services to pet stores such as furniture leasing. We changed our name to Oasmia Pharmaceutical AB on October 12, 1999. We have two wholly owned subsidiaries: Qdoxx Pharma AB and Oasmia Animal Health AB.

Ordinary Shares

        Upon the closing of this offering, up to 12,800,000 Ordinary Shares will be issued, each with a quota (par) value SEK 0.10, entailing an increase of our share capital of up to SEK 1,220,000. All of our outstanding Ordinary Shares have been validly issued, fully paid and non-assessable, and are not redeemable and do not have any preemptive rights. In accordance with our Articles of Association, all of the Ordinary Shares are in one class of shares, denoted series A. As of April 30, 2014, 85,572,330 Ordinary Shares were issued and outstanding. In addition, there are 1,050,000 warrants outstanding, which, if exercised, may lead to an increase in the number of Ordinary Shares and the share capital. Please refer to the section of this prospectus entitled "Management—Warrant Issuance" for further information on the warrants.

        The development in the number of shares since 2011 is shown below.

Year	Transaction	Nominal value	Subscription Price per share (SEK)		Increase in number of shares	Increase in share capital (SEK)	Total number of shares	Total share capital (SEK)
2011	Private placement(1)	0.10	9.30		5,161,290	516,129	57,240,631	5,724,063.10
2012	Preferential rights issue	0.10	5.00	(2)	24,531,699	2,453,169.90	81,772,330	8,177,233.00
2014	Private placement(1)	0.10	19.00		3,800,000	380,000	85,572,330	8,557,233.00

(1)
Private placement to a limited number of institutional actors and other major investors.

(2)
Corresponds to a discount of approximately 17% compared to the theoretical share price share price following the detachment of subscription rights, based on our closing share price on October 17, 2012.

        There were no special terms or installment payments for any of the transactions listed above. There have been no changes in voting rights since we were listed on NASDAQ OMX Stockholm in 2010, and during this period as a listed company, there has not been any reduction of amount of capital.

        If fully subscribed, existing shareholders that do not participate in the offering will be diluted 13.01%.

        Below are summaries of the material provisions of our Articles of Association and of related material provisions of the Swedish Companies Act. The summaries do not purport to be complete.

Object of the Company

        Our object is set forth in Section 3 of our Articles of Association and is to conduct research and development, manufacturing, marketing and sale of pharmaceuticals, human and veterinary, and any other activities compatible therewith.

The Powers of the Directors

        Our board of directors shall direct our policy and shall supervise the performance of our CEO and his actions. Our board of directors may exercise all powers that are not required under the Swedish Companies Act or under our Articles of Association to be exercised or taken by our shareholders.

Number of Directors

        Our Articles of Association provides that our board of directors shall consist of three to eight members, with no more than three deputy members. Our board of directors currently has seven members, with no deputy members.

Rights Attached to Shares

        All of the Ordinary Shares have equal rights to our assets and earnings, and are entitled to one vote at the annual general meeting. At the general meeting, every shareholder may vote to the full extent of their shares held or represented, without limitation. Each Ordinary Share entitles the shareholder to the same preferential rights related to issues of shares, warrants and convertible bonds relative to the number of shares they own and have equal rights to dividends and any surplus capital upon liquidation. Shareholder's rights can only be changed in accordance with the procedures set out in the Swedish Companies Act. Transfers of shares are not subject to any restrictions.

Pre-emption Rights

        Under the Swedish Companies Act, shareholders of any class of shares have a pre-emption right (Sw. företrädesrätt) to subscribe for shares issued of any class in proportion to their shareholdings. The pre-emption right to subscribe does not apply in respect of shares issued for consideration other than cash or of shares issued pursuant to convertible debentures or warrants previously granted by the company. The pre-emption right to subscribe for new shares may also be set aside by a resolution passed by two-thirds of both the votes cast and the shares represented at the shareholders' meeting resolving upon the issue.

        Our shareholders will have preferential rights to subscribe for new shares in proportion to the number of shares they own. If this rights offering is not fully subscribed with shares with subscription rights, then an allocation of new shares without subscription rights will be made. Such shares shall first be allocated to persons who have subscribed for new shares with subscription rights, whether these shareholders were of record or not. If a certain minimum amount by which our share capital shall be increased was provided in the resolution authorizing the issue and this amount is not reached, the resolution shall lapse, in which case any sums paid for subscribed shares shall be refunded.

Voting at Shareholder Meetings

        Under the Swedish Companies Act, shareholders of record as of the record date are entitled to vote at a general meeting (in person or by appointing a proxyholder). Shareholders who have their shares registered through a nominee and wish to exercise their voting rights at a general meeting must request to be temporary registered as a shareholder of record at the record date.

Annual and Special Meetings

        The annual general meeting is our highest decision-making body, and serves as an opportunity for our shareholders to make decisions regarding our affairs. Shareholders who are registered in the share register held by Euroclear Sweden AB five days before the meeting and have notified us no later than the date specified in the notice described below have the right to participate in the annual general meeting, either in person or by a representative. All shareholders have the same participation and voting rights at the annual general meeting. At the annual general meeting, members of the board of directors are elected, the criteria for the nomination committee are established, and a vote is held on whether the board of directors and the CEO will be discharged from any potential liabilities for the previous fiscal year. If applicable, auditors are elected as well. Decisions are made concerning establishment of financial reports, allocation of earnings, fees for the board of directors and the auditors, guidelines for the remuneration of the CEO and other managers and other essential matters that require a decision by the meeting. Most decisions require a simple majority but the Swedish Companies Act dictates other thresholds in certain instances. See "—Differences in Corporate Law—Shareholder Vote on Certain Transactions."

        Shareholders have the right to have an issue discussed at the annual general meeting. In order for us to include the issue in the notice of the annual general meeting, a request of issue discussion must be received by us seven weeks before the meeting. Any request for the discussion of an issue at the annual general meeting shall be made to the board of directors.

        The arrangements for the calling of general meetings are described below in "—Differences in Corporate Law—Annual General Meeting" and "—Differences in Corporate Law—Special Meeting."

Notices

        The Swedish Companies Act requirements for notice are described below in "—Differences in Corporate Law—Notices."

        Subject to our Articles of Association, we must publish the full notice of a general meeting on our homepage and in the Swedish Official Gazette, and must also publish in the Dagens Nyheter, a daily Swedish newspaper, that such notice has been published. The notice of the annual general meeting will be published six to four weeks before the meeting. The notice must include an agenda listing each item that shall be voted upon at the meeting. Pursuant to the Swedish Code of Corporate Governance (the "Swedish Code"), which does not carry the force of law but is considered ideal corporate governance practice for Swedish companies whose shares trade on a regulated market, we shall, as soon as the time and venue of a shareholders' meeting have been decided, and no later than in conjunction with the third quarter report, post such information on our website.

Record Date

        Under the Swedish Companies Act, in order for a shareholder to participate in a shareholders' meeting, the holder must have his or her shares registered in his or her own name in the shareholders' register on the fifth business day prior to the date of the shareholders' meeting. In accordance with section 8 of our Articles of Association, shareholders must give notice of their intention to attend the shareholders' meeting no later than the date specified in the notice.

Amendments to the Articles

        Under the Swedish Companies Act, an amendment of our Articles of Association requires a resolution passed at a shareholders meeting. The number of votes required for a valid resolution depends on the type of amendment, however, any amendment must be approved by not less than two-thirds of the votes cast and represented at the meeting. The board of directors is not allowed to make amendments to the Articles of Association absent shareholder approval.

Provisions Restricting Change in Control of Our Company

        Neither our Articles of Association nor the Swedish Companies Act contains any restrictions on change of control.

Differences in Corporate Law

        The applicable provisions of the Swedish Companies Act differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain differences between the provisions of the Swedish Companies Act applicable to us and the Delaware General Corporation Law relating to shareholders' rights and protections. This summary is not intended to be a complete discussion of the respective rights and it is qualified in its entirety by reference to Delaware law and Swedish law.

Number of Directors

        Sweden.    Under the Swedish Companies Act, a public company shall have a board of directors consisting of at least three board members. More than half of the directors shall be resident within the European Economic Area (unless otherwise approved by the Swedish Companies Registration Office). The actual number of board members shall be determined by a shareholders' meeting, within the limits set out in the company's articles of association. Under the Swedish Code, only one director may also be a senior executive of the relevant company or a subsidiary. The Swedish Code includes certain independence requirements for the directors, and requires the majority of directors be independent of the company and at least two directors also be independent of major shareholders.

        Delaware.    Under the Delaware General Corporation Law, a corporation must have at least one director and the number of directors shall be fixed by or in the manner provided in the bylaws. The Delaware General Corporation Law does not address director independence, though Delaware courts have provided general guidance as to determining independence, including that the determination must be both an objective and a subjective assessment.

Removal of Directors

        Sweden.    Under the Swedish Companies Act, directors appointed at a general meeting may be removed by a resolution adopted at a general meeting, upon the affirmative vote of a simple majority of the votes cast.

        Delaware.    Under the Delaware General Corporation Law, unless otherwise provided in the certificate of incorporation, directors may be removed from office, with or without cause, by a majority stockholder vote, though in the case of a corporation whose board is classified, stockholders may effect such removal only for cause.

Vacancies on the Board of Directors

        Sweden.    Under the Swedish Companies Act, if a board member's tenure should terminate prematurely, the other members of the board of directors shall take measures to appoint a new director for the remainder of the term, unless the outgoing board member was an employee representative. If the outgoing board member was elected by the shareholders, then the election of a new board member may be deferred until the time of the next annual general meeting, providing there are enough remaining board members to constitute a quorum.

        Delaware.    Under the Delaware General Corporation Law, vacancies on a corporation's board of directors, including those caused by an increase in the number of directors, may be filled by a majority of the remaining directors.

Annual General Meeting

        Sweden.    Under the Swedish Companies Act, within six months of the end of each fiscal year, the shareholders shall hold an ordinary general meeting (annual general meeting) at which the board of directors shall present the annual report and auditor's report and, for a parent company which is obliged to prepare group accounts, the group accounts and the auditor's report for the group. Shareholder meetings shall be held in the city where the board of directors holds its office. The minutes of a shareholders' meeting must be available on the company's website no later than two weeks after the meeting.

        Delaware.    Under the Delaware General Corporation Law, the annual meeting of stockholders shall be held at such place, on such date and at such time as may be designated from time to time by the board of directors or as provided in the certificate of incorporation or by the bylaws. If a company fails to hold an annual meeting or fails to take action by written consent to elect directors in lieu of an annual meeting for a period of 30 days after the date designated for the annual meeting, or if no date was designated, 13 months after either the last annual meeting or the last action by written consent to elect directors in lieu of an annual meeting, whichever is later, the Delaware Court of Chancery may summarily order a meeting to be held upon the application of any stockholder or director. The Delaware General Corporation Law does not require minutes of stockholders' meetings to be made public.

Special Meeting

        Sweden.    Under the Swedish Code, a board of directors may call an extraordinary general meeting if a shareholder minority representing at least ten per cent of the company's shares so requests, and under both the Swedish Code and the Swedish Companies Act, the board of directors may convene an extraordinary general meetings whenever it believes reason exists to hold a general meeting prior to the next ordinary general meeting. The board of directors shall also convene an extraordinary general meeting when an auditor of the company or owners of not less than one-tenth of all shares in the company demand in writing that such a meeting be convened to address a specified matter.

        Delaware.    Under the Delaware General Corporation Law, special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

Notices

        Sweden.    Under the Swedish Companies Act, a general meeting of shareholders must be preceded by a notice. The notice of the annual general meeting of shareholders must be issued no sooner than six weeks and no later than four weeks before the date of an annual general meeting. In general, notice of other extraordinary general meetings must be issued no sooner than six weeks and no later than three weeks before the meeting. Public limited companies must always notify shareholders of a general meeting by advertisement in the Swedish Official Gazette and on the company's website.

        Delaware.    Under the Delaware General Corporation Law, unless otherwise provided in the certificate of incorporation or bylaws, written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than ten nor more than 60 days before the date of the meeting and shall specify the place, date, hour, and purpose or purposes of the meeting.

Pre-emptive Rights

        Sweden.    Under the Swedish Companies Act, shareholders of any class of shares have a pre-emption right (Sw. företrädesrätt) to subscribe for shares issued of any class in proportion to their shareholdings. The pre-emption right to subscribe does not apply in respect of shares issued for consideration other than cash or of shares issued pursuant to convertible debentures or warrants previously granted by the company. The pre-emption right to subscribe for new shares may also be set aside by a resolution passed by two thirds of the votes cast and shares represented at the shareholders' meeting resolving upon the issue.

        Delaware.    Under the Delaware General Corporation Law, unless otherwise provided in a corporation's certificate of incorporation, a stockholder does not, by operation of law, possess preemptive rights to subscribe to additional issuances of the corporation's stock.

Shareholder Vote on Certain Transactions

        Sweden.    In matters which do not relate to elections and are not otherwise governed by the Swedish Companies Act or the Articles of Association, resolutions shall be adopted at the general meeting by a simple majority of the votes cast. In the event of a tied vote, the chairman shall have the casting vote. For matters concerning securities of the company, such as new share issuances, and other transactions such as private placements, mergers, and a change from a public to a private company (or vice-versa), the articles of association may only prescribe thresholds which are more greater than those provided in the Swedish Companies Act.

        Unless otherwise prescribed in the articles of association, the person who receives the most votes in an election shall be deemed elected. In general, a resolution involving the alteration of the articles of association shall be valid only when supported by shareholders holding not less than two-thirds of both the votes cast and the shares represented at the general meeting. The Swedish Companies Act lays out numerous exceptions for which a higher threshold applies, including restrictions on certain rights of shareholders, limits on the number of shares shareholders may vote at the general meeting, and changes in the legal relationship between shares.

        Delaware.    Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the stock, completion of a merger, consolidation, sale, lease or exchange of all or substantially all of a corporation's assets or dissolution requires: (i) the approval of the board of directors; and (ii) approval by the vote of the holders of a majority of the outstanding stock or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding stock of a corporation entitled to vote on the matter.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

        The Bank of New York Mellon, as depositary, will register and deliver the ADSs. Each ADS will represent        shares (or a right to receive        shares) deposited with the principal Stockholm office of either Svenska Handelsbanken or SEB Merchant Banking, each acting as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary's corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon's principal executive office is located at One Wall Street, New York, New York 10286.

        You may hold ADSs either (A) directly (i) by having an American Depositary Receipt ("ADR"), which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having ADSs registered in your name in the Direct Registration System, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

        The Direct Registration System ("DRS"), is a system administered by The Depository Trust Company ("DTC"), pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be confirmed by periodic statements sent by the depositary to the registered holders of uncertificated ADSs.

        As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Swedish law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

        The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. See "Where You Can Find Additional Information" for directions on how to obtain copies of those documents.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

        The depositary has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Shares your ADSs represent.

Cash.    The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the U.S. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

  Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See "Taxation." It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

Shares.    The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares sufficient to pay its fees and expenses in connection with that distribution.

Rights to purchase additional shares.    If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to ADS holders. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

  If the depositary makes rights available to ADS holders, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to the persons entitled to them. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

  U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the U.S. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

Other Distributions.    The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

        The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

        The depositary will deliver ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

        You may surrender your ADSs at the depositary's corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

        You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

        ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. The depositary will notify ADS holders of shareholders' meetings and arrange to deliver our voting materials to them if we ask it to. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they much reach the depositary by a date set by the depositary.

        Otherwise, you won't be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares.

        The depositary will try, as far as practical, subject to the laws of Sweden and of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. The depositary will only vote or attempt to vote as instructed.

        We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

        In order to give you a reasonable opportunity to instruct the Depositary as to the exercise of voting rights relating to Deposited Securities, if we request the Depositary to act, we agree to give the Depositary notice of any such meeting and details concerning the matters to be voted upon at least 45 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
$.05 (or less) per ADS	Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders
$.05 (or less) per ADS per calendar year	Depositary services
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian has to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

        The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

        From time to time, the depositary may make payments to us to reimburse and/or share revenue from the fees collected from ADS holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADS program. In performing its duties under the deposit agreement, the depositary may use brokers, dealers or other service providers that are affiliates of the depositary and that may earn or share fees or commissions.

Payment of Taxes

        You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:

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Change the nominal or par value of our shares;

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Reclassify, split up or consolidate any of the deposited securities;

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Distribute securities on the shares that are not distributed to you; or

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Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action.

The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

The depositary may, and will if we ask it to, distribute some or all of the cash, shares or other securities it received. It may also deliver new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

        We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

        The depositary will terminate the deposit agreement at our direction by mailing notice of termination to the ADS holders then outstanding at least 30 days prior to the date fixed in such notice for such termination. The depositary may also terminate the deposit agreement by mailing notice of termination to us and the ADS holders if 60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment.

        After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver shares and other deposited securities upon cancellation of ADSs. Four months after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary's only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

        The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

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  are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

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  are not liable if we are or it is prevented or delayed by law or circumstances beyond our control from performing our or its obligations under the deposit agreement;

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  are not liable if we or it exercises discretion permitted under the deposit agreement;

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  are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

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  have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

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  may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

        In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

        Before the depositary will deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of shares, the depositary may require:

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  payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

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  satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

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  compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

        The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADSs

        ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

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  When temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders' meeting; or (iii) we are paying a dividend on our shares.

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  When you owe money to pay fees, taxes and similar charges.

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  When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

        This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

        The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying shares. This is called a pre-release of the ADSs. The depositary may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days' notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time if it thinks it is appropriate to do so.

Direct Registration System

        In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System ("Profile") will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be confirmed by periodic statements sent by the depositary to the registered holders of uncertificated ADSs. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of a registered holder of ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

        In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary's reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement shall not constitute negligence or bad faith on the part of the depositary.

Shareholder communications; inspection of register of holders of ADSs

        The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

SHARES AND ADSs ELIGIBLE FOR FUTURE SALE

        Upon completion of this offering, we will have outstanding an aggregate of        ADSs representing approximately       % of the Ordinary Shares outstanding, and        ADSs representing approximately      % of the Ordinary Shares outstanding if the underwriters exercise their option to purchase additional ADSs in full. All of the ADSs sold in this offering will be freely transferable without restriction or further registration under the Securities Act unless the shares are owned by our "affiliates" as that term is defined in Rule 144 under the Securities Act.

        The remaining        ADSs will be "restricted securities" as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are explained below. We expect that all of these shares will be subject to the 180-day lock-up period under the lock-up agreements described below.

Lock-Up Agreements

        We and each of our directors, executive officers and large institutional investors have agreed that, without the prior written consent of                on behalf of the underwriters, we and they will not, directly or indirectly, subject to limited exceptions that are described in "Underwriting" below, during the period ending 180 days after the date of this prospectus:

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  issue, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, the ADSs, the Ordinary Shares or any securities convertible into or exercisable or exchangeable for the ADSs or the Ordinary Shares or publicly disclose the intention to do any of the foregoing;

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ADSs or the Ordinary Shares;

  •
  issue, offer, sell, agree to issue, offer or sell, solicit offers to purchase, grant any call option, warrant or other right to purchase, purchase any put option or other right to sell, pledge, borrow or otherwise dispose of the ADSs, the Ordinary Shares or any securities convertible into or exercisable or exchangeable for the ADSs or the Ordinary Shares (each a "Relevant Security), or publicly disclose the intention to do any of the foregoing Relevant Security, or make any public announcement of any of the foregoing;

  •
  establish or increase any "put equivalent position" or liquidate or decrease any "call equivalent position" (in each case within the meaning of Section 16 of the Exchange Act and the Rules and Regulations) with respect to any Relevant Security; or

  •
  otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequence of ownership of a Relevant Security, whether or not such transaction is to be settled by delivery of Relevant Securities, other securities, cash or other consideration.

        We will not file a registration statement under the Securities Act in connection with any transaction by us or any person that is prohibited pursuant to the foregoing.

        Upon the expiration of the applicable lock-up periods, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above.

Rule 144

        In general, under Rule 144 of the Securities Act as currently in effect, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the restricted shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to our compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

        In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell within any three-month period (after satisfying the six-month holding period described above with respect to restricted shares) a number of common shares that does not exceed the greater of:

  •
  1% of the number of Ordinary Shares then outstanding; or

  •
  the average weekly trading volume of the Ordinary Shares in the form of the ADSs on the NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Rule 701

        In general, under Rule 701, any of an issuer's employees, directors, officers, consultants or advisors who purchases Ordinary Shares from the issuer in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such Ordinary Shares 90 days after such effective date in reliance on Rule 144. An affiliate of the issuer can resell Ordinary Shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell Ordinary Shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

        The Securities and Exchange Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.

 TAXATION

        PROSPECTIVE PURCHASERS ARE HEREBY NOTIFIED THAT THEY SHOULD SEEK SPECIFIC ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR WITH RESPECT TO THE APPLICATION OF U.S. FEDERAL INCOME TAX RULES AS WELL AS ANY APPLICABLE STATE, LOCAL, NON-U.S. OR OTHER TAX CONSEQUENCES TO THEM AS A RESULT OF THEIR PURCHASE, OWNERSHIP AND DISPOSITION OF THE ADSs.

Material U.S. Federal Income Tax Considerations

        Subject to the limitations described below, the following is a summary of the material U.S. federal income tax consequences of the purchase, ownership and disposition of ADSs to a "U.S. Holder." Non-U.S. Holders are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the purchase, ownership and disposition of ADSs to them. For purposes of this discussion, a "U.S. Holder" is a beneficial owner of ADSs that is, for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the U.S.;

  •
  a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

  •
  an estate the income of which is subject to U.S. federal income tax purposes regardless of its source; or

  •
  a trust (A) if a court within the U.S. is able to exercise primary jurisdiction over the trust's administration and one or more U.S. persons have the authority to control all its substantial decisions, or (B) if, in general, it was in existence on August 20, 1996, was treated as a U.S. person under the Code on the previous day and made a valid election to continue to be so treated.

        The term "Non-U.S. Holder" means a beneficial owner of ADSs that, for U.S. federal income tax purposes, is or is treated as an individual, corporation, trust or estate and is not a U.S. Holder. The term "Holder" means U.S. Holders and Non-U.S. Holders.

        This discussion is based on current provisions of the Internal Revenue Code of 1986 (the "Code"), applicable U.S. Treasury Regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis, and any change could affect the continuing accuracy of this discussion. We will not seek a ruling from the Internal Revenue Service (the "IRS") with regard to the U.S. federal income tax treatment of the ADSs and, therefore, there can be no assurance that the IRS will agree with the conclusions set forth below.

        This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each person's decision to purchase ADSs. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. Holder based on its particular circumstances. In particular, this discussion considers only U.S. Holders that will own ADSs as capital assets within the meaning of section 1221 of the Code and does not address the potential application of U.S. federal alternative minimum tax or the U.S. federal income tax consequences to U.S. Holders that are subject to special treatment, including:

  •
  broker dealers or insurance companies;

  •
  U.S. Holders who have elected mark-to-market accounting;

  •
  tax-exempt organizations or pension funds;

  •
  regulated investment companies, real estate investment trusts, insurance companies, financial institutions or "financial services entities";

  •
  U.S. Holders who hold ADSs as part of a "straddle," "hedge," "constructive sale" or "conversion transaction" or other integrated investment;

  •
  U.S. Holders who own or owned, directly, indirectly or by attribution, at least 10% of the voting power of our Ordinary Shares;

  •
  U.S. Holders whose functional currency is not the U.S. Dollar;

  •
  persons holding ADSs in connection with a trade or business outside of the United States; and

  •
  certain expatriates or former long-term residents of the United States.

        This discussion does not consider the tax treatment of holders that are partnerships (including entities treated as partnerships for U.S. federal income tax purposes) or other pass-through entities or persons who hold ADSs through a partnership or other pass-through entity. Partnerships or partners of a partnership holding any ADSs should consult their own tax advisors regarding the tax considerations associated with holding ADSs. In addition, this discussion does not address any aspect of state, local or non-U.S. tax laws, or the possible application of U.S. federal gift or estate tax.

Taxation of Dividends Paid on ADSs

        Assuming that we are not a PFIC, a U.S. Holder will be required to include in gross income as a dividend the U.S. Dollar amount of any distribution paid on ADSs, including the amount of non-U.S. taxes, if any, withheld from the amount paid, on the date the distribution is received to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. Holder's basis in its ADSs and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of ADSs. We do not intend to calculate our earnings and profits for U.S. federal income tax purposes. Therefore, a U.S. Holder should expect that a distribution generally will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital under the rules set forth above.

        Dividends are generally taxed at ordinary income rates. However, a maximum U.S. federal income tax rate of 20% will apply to "qualified dividend income" received by individuals (as well as certain trusts and estates), provided that certain eligibility requirements are met. In particular, a U.S. Holder will not be entitled to this rate: (i) if the U.S. Holder has not held our ADSs for at least 61 days of the 121-day period beginning on the date which is 60 days before the ex-dividend date; or (ii) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar or related property. Any days during which a U.S. Holder has diminished its risk of loss on our ADSs are not counted towards meeting the 61-day holding period. "Qualified dividend income" includes dividends paid on shares of "qualified foreign corporations" (which term excludes PFICs) if the foreign corporation is eligible for the benefits of a comprehensive income tax treaty with the United States which contains an exchange of information program (a "qualifying treaty"). If we are a PFIC in the year in which a dividend is paid or the preceding year, we will not be a "qualified foreign corporation" and the dividend will not qualify for the reduced rate of tax (even assuming that a reduced rate is available at such time). Because of the uncertainty of these matters, including whether or not we are or will be a PFIC, there is no assurance that any dividends paid on the ADSs will be eligible for these preferential rates in the hands of such a U.S. Holder, and any dividends paid on the ADSs that are not eligible for these preferential rates will be taxed as ordinary income to U.S. Holders. Dividends received by corporate shareholders do not qualify for the preferential tax rate discussed above; moreover, dividends from a non-U.S. corporation generally will not qualify for the dividends received deduction generally available to U.S. corporate shareholders.

        Distributions paid on our ADSs generally will be foreign-source passive income for U.S. foreign tax credit purposes.

Taxation of the Sale or Exchange of ADSs

        Unless a non-recognition rule applies, on a sale, exchange or other disposition of ADSs, a U.S. Holder generally will recognize gain or loss in an amount equal to the difference between the U.S. Dollar amount realized on such sale or exchange and the U.S. Holder's adjusted tax basis in such ADSs determined in U.S. Dollars. The initial tax basis of ADSs to a U.S. Holder will be the U.S. Holder's U.S. Dollar cost for ADSs.

        Subject to the application of the PFIC rules discussed below, such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder's holding period of the ADSs exceeds one year at the time of the disposition. Individual U.S. Holders are generally subject to a maximum tax rate of 20% on long-term capital gain. Corporate U.S. Holders do not have a preferential rate on capital gains and their capital gain income generally is subject to U.S. federal income tax at the same rate as ordinary income. The deductibility of capital losses is subject to limitations. Gain or loss recognized by a U.S. Holder on a sale or exchange of ADSs generally will be treated as U.S.-source income or loss for U.S. foreign tax credit purposes.

Foreign Tax Credit Considerations

        We do not expect that we will be required to withhold non-U.S. taxes upon payment to a U.S. Holder of a dividend. If any such withholding were required, a U.S. Holder will have the option of claiming the amount of any non-U.S. income taxes withheld on a dividend distribution either as a deduction from gross income or as a dollar-for-dollar credit against its U.S. federal income tax liability. The amount of foreign income taxes that may be claimed as a credit in any year is subject to complex limitations, which must be determined on an individual basis by each U.S. Holder.

Passive Foreign Investment Company Status

        If 75% or more of our gross income in any taxable year (including our pro rata share of the gross income of any company treated as a corporation for U.S. federal income tax purposes, U.S. or foreign, in which we are considered to own, directly or indirectly, 25% or more of the shares by value) is passive income, or alternatively, if 50% or more of our assets in any taxable year (averaged quarterly over the year and ordinarily determined based on fair market value and including its pro rata share of the assets of any company treated as a corporation for U.S. federal income tax purposes, U.S. or foreign, in which we are considered to own, directly or indirectly, 25% or more of the shares by value) are held for the production of, or produce, passive income, then we will be a PFIC. Passive income includes interest, dividends, certain royalties, certain rents and annuities, and amounts derived by the investment of funds raised in this and other offerings. The determination of whether we are a PFIC is made annually and is based upon the composition of our income and assets (including, among others, entities in which we hold at least a 25% interest), and the nature of our activities. Further, each of our subsidiaries is separately tested to determine if it is a PFIC, and even if we were not a PFIC one or more of our subsidiaries may be a PFIC.

        Based on the Code, Treasury Regulations promulgated under the Code and IRS guidance, there can be no assurance that we are not a PFIC now and if not a PFIC now, that we will not become a PFIC in the future. If we are a PFIC, and a U.S. Holder does not make an election to treat us as a "qualified electing fund" (a "QEF") or did not make a mark-to-market election (as described below) the following consequences would arise:

  •
  Excess distributions by us to such a U.S. Holder would be taxed in a special way. "Excess distributions" are amounts received by a U.S. Holder with respect to the ADSs in any taxable year that exceed 125% of the average distributions received by such U.S. Holder from us in the shorter of either the three previous years or such U.S. Holder's holding period for ADSs before the current taxable year. Excess distributions must be allocated ratably to each day that a U.S. Holder has held the ADSs. A U.S. Holder must include amounts allocated to the current taxable year and amounts allocated to certain years prior to us being a PFIC in its gross income as ordinary income for that year. A U.S. Holder must pay tax on amounts allocated to each prior taxable year when we were a PFIC at the highest rate in effect for that year on ordinary income and the tax is subject to an interest charge at the rate applicable to deficiencies for income tax.

  •
  A disposition of shares in, or a distribution by, one of our subsidiaries that is a PFIC will trigger the excess distributions rules described above.

  •
  The entire amount of gain that is realized by a U.S. Holder upon the sale or other disposition of ADSs will also be considered an excess distribution and will be subject to tax as described above.

  •
  A U.S. Holder's tax basis in shares of the ADSs that were acquired from a decedent would not receive a step-up to fair market value as of the date of the decedent's death but would instead be equal to the decedent's basis, if lower.

        In addition, if we are a PFIC, the lower rate of taxation applicable to qualified dividend income derived by certain non-corporate U.S. Holders as discussed above would not apply to dividends paid with respect to our ADSs.

        If a U.S. Holder of PFIC shares makes a timely QEF election with respect to its PFIC shares, then in lieu of the consequences described above, the U.S. Holder would be required to include in income each year its pro-rata share of the PFIC's net capital gain and ordinary income. If we are a PFIC, we would need to make available the necessary information to make this election, but, assuming that we are characterized as a PFIC, we have not made a decision as to whether or not it would make this information available. However, U.S. Holders should not assume that they would be able to make a QEF election with respect to the ADSs.

        Alternatively, a U.S. Holder that holds "marketable stock" in a PFIC may avoid the imposition of the additional tax and interest described above by making a mark-to-market election in the first year of its holding period for its PFIC shares. We believe that the ADSs will be "marketable stock" for purposes of the mark-to-market election. Generally, stock will be considered "marketable stock" if it is "regularly traded" on a "qualified exchange" within the meaning of the applicable Treasury regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. However, there can be no certainty that the ADSs will be sufficiently traded such as to be treated as "regularly traded". If a U.S. Holder were to make a timely mark-to-market election with respect to ADSs that it will own at the close of its taxable year, such electing U.S. Holder would for the year of the election and each subsequent taxable year include as ordinary income or, to the extent of prior ordinary income, ordinary loss based on the increase or decrease in the market value of such U.S. Holder's ADSs for such taxable year. An electing U.S. Holder's tax basis in its ADSs will be adjusted to reflect any such income or loss. Any gain or loss on the sale of ADSs will be ordinary income or loss, except that any loss will be ordinary loss only to the extent of the previously included net mark-to-market gain. An election to mark-to-market applies to the year for which the election is made and to subsequent years unless the PFIC shares cease to be marketable or the IRS consents to the revocation of the election. If we were a PFIC and then were to cease being a PFIC, a U.S. Holder that marked its ADSs to market would not include mark-to-market gain or loss with respect to its ADSs for any taxable year that we were no longer a PFIC. If we again were to become a PFIC in a taxable year after a year in which it was not a PFIC, a U.S. Holder's original mark-to-market election, unless revoked or terminated, would continue to apply and such U.S. Holder would be required to include any mark-to-market gain or loss in such year.

        A mark-to-market election applies only to the non-U.S. corporation for which it is made. If any of our subsidiaries were to be a PFIC, a U.S. Holder likely would remain subject to the excess distribution rules with respect to its indirectly owned shares in any such subsidiary even if such U.S. Holder has made a mark-to-market election in our respect.

        If we are a PFIC for any year during which a U.S. Holder holds ADSs we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder holds ADSs, even if we cease to meet the threshold requirements for PFIC status.

        A U.S. Holder that owns any shares of a foreign corporation classified as a PFIC is generally required to file Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or a Qualified Electing Fund) in each year that such shares are held. U.S. Holders are urged to consult their tax advisors about the PFIC rules and these filing requirements. Our U.S. counsel expresses no opinion with respect to our PFIC status in any prior taxable year or the current taxable year ended April 30, 2014 and also expresses no opinion with respect to any predictions regarding our PFIC status in the future.

Certain Reporting Obligations

        Section 6038D of the IRC generally requires U.S. individuals (and possibly certain entities that have U.S. individual owners) to file IRS Form 8938 if they hold certain "specified foreign financial assets," the aggregate value of which exceeds $50,000 on the last day of the taxable year (or the aggregate value of which exceeds $75,000 at any time during the taxable year). The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person including the ADSs. In general, if we were to be treated as a PFIC, a U.S. Holder would not be required to report ownership of the ADSs under Section 6038D of the IRC if such ownership were reported on Form 8621 described above under "Passive Foreign Investment Company Status" and that fact is noted on the Form 8938. U.S. Holders should consult their own tax advisors to determine whether they are subject to any Form 8938 filing requirements.

Foreign Account Tax Compliance Act

        Under certain circumstances, we or our paying agent may be required, pursuant to Sections 1471 through 1474 of the Code and the regulations promulgated thereunder, any agreement entered into pursuant to Section 1472(b) of the Code, or any U.S. or non-U.S. fiscal or regulatory legislation, rules, guidance notes or practices adopted pursuant to any intergovernmental agreement entered into in connection with the implementation of such sections of the Code or analogous provisions of non-U.S. law ("FATCA"), to withhold U.S. tax at a rate of 30% on all or a portion of payments of dividends or other corporate distributions which are treated as "foreign pass-thru payments" made on or after January 1, 2017, if such payments are not in compliance with FATCA. We believe, and this discussion assumes, that we are not a "foreign financial institution" for purposes of FATCA. The rules regarding FATCA and "foreign pass-thru payments," including the treatment of proceeds from the disposition of ADSs, are not completely clear, and further guidance is expected from the IRS that would clarify how FATCA might apply to dividends or other amounts paid on or with respect to ADSs.

Medicare Tax on Net Investment Income

        Effective for taxable years beginning after December 31, 2012, a 3.8% tax is generally imposed on the net investment income in excess of certain thresholds of certain individuals and on the undistributed net investment income of certain estates and trusts. For these purposes, "net investment income" will generally include interest, dividends (including dividends, if any, paid with respect to the ADSs), annuities, royalties, rent, net gain attributable to the disposition of property not held in a trade or business (including net gain from the sale, exchange or other taxable disposition of ADSs) and certain other income, but will be reduced by any deductions properly allocable to such income or net gain. U.S. Holders are advised to consult their own tax advisors regarding additional taxation of net investment income.

U.S. Information Reporting and Backup Withholding

        A U.S. Holder is generally subject to information reporting requirements with respect to dividends paid in the United States on ADSs and proceeds paid from the sale, exchange, redemption or other disposition of ADSs. A U.S. Holder is subject to backup withholding (currently at 28%) on dividends paid in the United States on ADSs and proceeds paid from the sale, exchange, redemption or other disposition of our ADSs unless the U.S. Holder is a corporation, provides an IRS Form W-9 or otherwise establishes a basis for exemption.

        Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder's U.S. federal income tax liability, and a U.S. Holder may obtain a refund from the IRS of any excess amount withheld under the backup withholding rules, provided that certain information is timely furnished to the IRS. U.S. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedures for obtaining an exemption from backup withholding in their particular circumstances.

        U.S. Holders purchasing more than $100,000 of the ADSs in this offering generally will be required to file IRS Form 926 reporting such payment. For purposes of determining the total dollar value of the ADSs purchased by a U.S. Holder in this offering, the ADSs purchased by certain related parties (including family members) are included. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with this reporting obligation. Each U.S. Holder should consult its own tax advisor as to the possible obligation to file IRS Form 926.

        The foregoing discussion of certain material U.S. federal income tax considerations is for general information only and is not tax advice. Accordingly, each prospective investor should consult with his, her or its own tax advisor regarding U.S. federal, state, local and non-U.S. income and other tax consequences of the acquisition, holding and disposing of the ADSs.

Material Swedish Tax Considerations

        The following describes the material Swedish income and net wealth tax consequences for a holder of ADSs who is not considered to be a Swedish resident for Swedish tax purposes. The following applies only to persons who hold portfolio investments representing less than 10% of capital and votes and is not applicable if the ADSs pertain to a permanent establishment or fixed place of business in Sweden.

Taxation on Capital Gains

        Generally, non-residents of Sweden are not liable for Swedish capital gains taxation with respect to the sale of ADSs. However, under Swedish tax law, capital gains from the sale of shares in Swedish companies and certain other securities by an individual may be taxed in Sweden at a rate of 30% if the seller has been a resident of Sweden or has lived permanently in Sweden at any time during the year of the sale or the 10 calendar years preceding the year of the sale (absent treaty provisions to the contrary). The provision is applicable on ADSs. Effective January 1, 2008, the rule was extended to also apply to shares in foreign companies, provided that such shares were acquired during the time that the person was liable to tax in Sweden.

        This provision may, however, be limited by tax treaties that Sweden has concluded with other countries. Under the tax treaty between Sweden and the United States (the "U.S. Tax Treaty"), this provision applies for ten years from the date the individual became a non-resident of Sweden.

Taxation on Dividends

        A Swedish dividend withholding tax at a rate of 30% is imposed on dividends paid by a Swedish corporation, such as us, to non-residents of Sweden. The same withholding tax applies to certain other payments made by a Swedish corporation, including payments as a result of redemption of shares and repurchase of stock through an offer directed to its shareholders. Exemption from the withholding tax or a lower tax rate may apply by virtue of a tax treaty. Under the U.S. Tax Treaty, the withholding tax on dividends paid on portfolio investments to eligible U.S. holders is reduced to 15%.

        Under all Swedish tax treaties, except the tax treaty with Switzerland, withholding tax at the applicable treaty rate should be withheld by the payer of the dividends. With regard to dividends paid from shares in corporations registered with the Euroclear Sweden AB (such as our shares), a reduced rate of dividend withholding tax under a tax treaty is generally applied at the source by the Euroclear Sweden AB or, if the shares are registered with a nominee, the nominee, as long as the person entitled to the dividend is registered as a non-resident and sufficient information regarding the tax residency of the beneficial owner is available to the Euroclear Sweden AB or the nominee.

        In those cases where Swedish withholding tax is withheld at the rate of 30% and the person who received the dividends is entitled to a reduced rate of withholding tax under a tax treaty, a refund may be claimed from the Swedish tax authorities before the end of the fifth calendar year following the year that the distribution was made.

Taxation on Interest

        No Swedish withholding tax is payable on interest paid to non-residents of Sweden.

Net Wealth Taxation

        The Swedish net wealth tax was abolished effective January 1, 2007.

UNDERWRITING

                            is acting as representative of each of the underwriters named below. Subject to the terms and conditions of an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each underwriter has agreed, severally and not jointly, to purchase from us, the number of the ADSs shown opposite its name in the table below:

Underwriter	Number of Shares

Total

        The address of                    is                    . The address of                    is                    .

        The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent including approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the ADSs if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

        The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, the underwriters have advised us that they do not intend sales to discretionary accounts to exceed 5% of the total number of the ADSs being offered.

Option to Purchase Additional ADSs

        We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of      ADSs from us at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares proportionate to that underwriter's initial purchase commitment as indicated in the table above.

Commission and Expenses

        The underwriters have advised us that they propose to offer the Ordinary Shares to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of $        per ADS. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $        per ADS to certain brokers and dealers. After the offering, the offering price, concession and reallowance to dealers may be varied from time to time by the representative.

        The following table shows the public offering price, the underwriting discounts and proceeds, before expenses, to us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional ADSs.

	Per Share	Without Option	With Option
Public Offering Price
Underwriting Discounts and Commissions, paid by us
Proceeds, before expenses, to us

        We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $            , which includes legal, accounting and printing costs and various other fees associated with the registration and listing of the ADSs.

No Sales of Similar Securities

        We, our officers, directors and all of our shareholders have agreed, subject to specified exceptions, not to directly or indirectly, for a period of 180 days after the date of this prospectus, without the prior written consent of                                     :

  •
  sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open "put equivalent position" within the meaning of Rule 16a-l(h) under the Exchange Act;

  •
  otherwise dispose of any Ordinary Shares, options or warrants to acquire Ordinary Shares, or securities exchangeable or exercisable for or convertible into Ordinary Shares, currently or hereafter owned either of record or beneficially; or

  •
  publicly announce an intention to do any of the foregoing or make any demand or exercise any right with respect to the registration of any Ordinary Shares or any security convertible into or exchangeable for the ADSs or the Ordinary Shares.

        However, in the case of our officers, directors and shareholders, these lock-up restrictions will not apply to, subject to certain restrictions:

  •
  bona fide gifts made by the holder;

  •
  the surrender or forfeiture of the ADSs or the Ordinary Shares to us to satisfy tax withholding obligations upon exercise or vesting of options or equity awards;

  •
  transfers of the ADSs, the Ordinary Shares or any security convertible into or exercisable for the ADSs or the Ordinary Shares to an immediate family member, an immediate family member of a domestic partner or a trust for the benefit of the undersigned, a domestic partner or an immediate family member;

  •
  transfers of the ADSs, the Ordinary Shares or any security convertible into or exercisable for the ADSs or the Ordinary Shares to any corporation, partnership, limited liability company or other entity all of the beneficial ownership interests of which are held exclusively by the holder, a domestic partner and/or one or more family members of the holder or the holder's domestic partner in a transaction not involving a disposition for value;

  •
  transfers of the ADSs, the Ordinary Shares or any security convertible into or exercisable for the ADSs or the Ordinary Shares upon death by will or intestate succession;

  •
  distributions of the ADSs, Ordinary Shares or securities convertible into or exercisable for the ADSs or the Ordinary Shares to members, partners or shareholders of the holder;

  •
  securities transferred to one or more affiliates of the holder and distributions of securities to partners, members or shareholders of the holder;

  •
  transactions relating to securities acquired in open market transactions after the date of this prospectus;

  •
  the entry into a trading plan established pursuant to Rule 10b5-1 under the Exchange Act, provided that such plan does not provide for any sales or other dispositions of the ADSs or the Ordinary Shares during the 180-day restricted period;

  •
  any shares purchased by the holder in this offering; or

  •
  securities transferred pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction made to all holders of the ADSs or the Ordinary Shares and involving a change of control.

                                             may, in its sole discretion and at any time or from time to time before the termination of the 180-day period release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our shareholders who will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.

Listing

        We have applied to list the ADSs on the NASDAQ Global Market under the symbol "OASM." In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

        Prior to this offering, there has been no public market for the ADSs. The initial public offering price will be determined through negotiations between us and the representative. In determining the initial public offering price, we and the representative expect to consider a number of factors, including:

  •
  the information set forth in this prospectus and otherwise available to the underwriters;

  •
  our prospects for future earnings;

  •
  our prospects and the history and prospects of the industry in which we compete;

  •
  an assessment of our management;

  •
  the present state of our development;

  •
  the general condition of the securities markets at the time of this offering; and

  •
  the recent market prices of, and demand for, publicly traded common shares of generally comparable companies.

        We and the underwriters cannot assure you that an active trading market for the ADSs will develop or that ADSs will trade in the public market at or above the initial public offering price after this offering.

Stabilization

        The underwriters have advised us that they may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the ADSs at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either "covered" short sales or "naked" short sales. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional ADSs in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of the ADSs to close out the covered short position, the underwriters will consider, among other things, the price of the ADSs available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional ADSs. "Naked" short sales are sales in excess of the option to purchase additional ADSs. The underwriters must close out any naked short position by purchasing the ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the ADSs originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

        Similar to other purchase transactions, the underwriter's purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the ADSs or preventing or retarding a decline in the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NASDAQ Stock Market, in the over-the-counter market or otherwise.

        Neither we, nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ADSs. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

Electronic Distribution

        A prospectus in electronic format may be made available by e-mail or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of the ADSs for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters' web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Other Activities and Relationships

        The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.

Disclaimers About Non-U.S. Jurisdictions

European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), an offer to the public of any securities may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

          (a)   to any legal entity which is a qualified investor as defined in the Prospectus Directive;

          (b)   to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

          (c)   in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer to the public" in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase any securities, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

United Kingdom

        Each underwriter has represented and agreed that:

          (a)   it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of the ADSs or the Ordinary Shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

          (b)   it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs or the Ordinary Shares in, from or otherwise involving the United Kingdom.

Canada

        The securities may be sold only to purchasers purchasing as principal that are both "accredited investors" as defined in National Instrument 45-106 Prospectus and Registration Exemptions and "permitted clients" as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from the prospectus requirements and in compliance with the registration requirements of applicable securities laws.

Notice to Residents of Germany

        Each person who is in possession of this prospectus is aware of the fact that no German securities prospectus (wertpapierprospekt) within the meaning of the Securities Prospectus Act (Wertpapier-prospektgesetz, the "Act") of the Federal Republic of Germany has been or will be published with respect to the ADS or the Ordinary Shares. In particular, each underwriter has represented that it has not engaged and has agreed that it will not engage in a public offering in the Federal Republic of Germany (ôffertliches angebot) within the meaning of the Act with respect to any of the ADSs or the Ordinary Shares otherwise than in accordance with the Act and all other applicable legal and regulatory requirements.

Hong Kong

        The ADSs and the Ordinary Shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the ADSs or the Ordinary Shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to the ADSs or the Ordinary Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Residents of The Netherlands

        The offering of the ADSs is not a public offering in The Netherlands. The ADSs and the Ordinary Shares may not be offered or sold to individuals or legal entities in The Netherlands unless (i) a prospectus relating to the offer is available to the public, which has been approved by the Dutch Authority for the Financial Markets (Autoriteit Financiële Markten) or by the competent supervisory authority of another state that is a member of the EU or party to the Agreement on the European Economic Area, as amended or (ii) an exception or exemption applies to the offer pursuant to Article 5:3 of The Netherlands Financial Supervision Act (Wet op het financieel toezicht) or Article 53 paragraph 2 or 3 of the Exemption Regulation of the Financial Supervision Act, for instance due to the offer targeting exclusively "qualified investors" (gekwalificeerde beleggers) within the meaning of Article 1:1 of The Netherlands Financial Supervision Act.

Notice to Residents of Japan

        The underwriters will not offer or sell any of the ADSs or the Ordinary Shares directly or indirectly in Japan or to, or for the benefit of, any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, "Japanese person" means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs or the Ordinary Shares may not be circulated or distributed, nor may the ADSs or the Ordinary Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

        Where the ADSs or the Ordinary Shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

          (a)   a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

          (b)   a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the common shares pursuant to an offer made under Section 275 of the SFA except:

    (1)
    to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person (as defined in Section 275(2) of the SFA), or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than SGD $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

    (2)
    where no consideration is or will be given for the transfer; or

    (3)
    where the transfer is by operation of law.

Switzerland

        The ADSs and the Ordinary Shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (the "SIX") or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the common shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

        Neither this document nor any other offering or marketing material relating to the offering, or the ADSs or the Ordinary Shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of the ADSs or the Ordinary Shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the

offer of the ADSs or the Ordinary Shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes ("CISA"). Accordingly, no public distribution, offering or advertising, as defined in CISA, its implementing ordinances and notices, and no distribution to any non-qualified investor, as defined in CISA, its implementing ordinances and notices, shall be undertaken in or from Switzerland, and the investor protection afforded to acquirers of interests in collective investment schemes under CISA does not extend to acquirers of the ADSs or the Ordinary Shares.

United Arab Emirates

        This offering has not been approved or licensed by the Central Bank of the United Arab Emirates (the "UAE"), Securities and Commodities Authority of the UAE and/or any other relevant licensing authority in the UAE including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the Dubai Financial Services Authority ("DFSA"), a regulatory authority of the Dubai International Financial Centre ("DIFC"). The offering does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies Law, Federal Law No 8 of 1984 (as amended), DFSA Offered Securities Rules and NASDAQ Dubai Listing Rules, accordingly, or otherwise. The ADSs and the Ordinary Shares may not be offered to the public in the UAE and/or any of the free zones.

        The ADSs and the Ordinary Shares may be offered and issued only to a limited number of investors in the UAE or any of its free zones who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned.

France

        This prospectus (including any amendment, supplement or replacement thereto) is not being distributed in the context of a public offering in France within the meaning of Article L. 411-1 of the French Monetary and Financial Code (Code monétaire et financier).

        This prospectus has not been and will not be submitted to the French Autorité des marchés financiers (the "AMF") for approval in France and accordingly may not and will not be distributed to the public in France.

        Pursuant to Article 211-3 of the AMF General Regulation, French residents are hereby informed that:

          1.     the transaction does not require a prospectus to be submitted for approval to the AMF;

          2.     persons or entities referred to in Point 2°, Section II of Article L.411-2 of the French Monetary and Financial Code may take part in the transaction solely for their own account, as provided in Articles D. 411-1, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the French Monetary and Financial Code; and

          3.     the financial instruments thus acquired cannot be distributed directly or indirectly to the public otherwise than in accordance with Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Monetary and Financial Code.

        This prospectus is not to be further distributed or reproduced (in whole or in part) in France by the recipients of this prospectus. This prospectus has been distributed on the understanding that such recipients will only participate in the issue or sale of the ADSs or the Ordinary Shares for their own account and undertake not to transfer, directly or indirectly, the ADSs or the Ordinary Shares to the public in France, other than in compliance with all applicable laws and regulations and in particular with Articles L. 411-1 and L. 411-2 of the French Monetary and Financial Code.

EXPENSES RELATING TO THE OFFERING

        We estimate that the expenses payable by us in connection with this offering, other than underwriting discounts and commissions, will be as follows:

Amount
($)
Expenses:
SEC registration fee
FINRA filing fee
Nasdaq listing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Road show expenses
Miscellaneous costs
Total

        We anticipate that the total underwriting discount on shares offered by us in the offering will be approximately $             million, or        % of the gross proceeds to us of the offering, assuming no exercise of the underwriters' overallotment option.

        All amounts in the table are estimates except the SEC registration fee, the Nasdaq listing fee and the FINRA filing fee.

 LEGAL MATTERS

        The validity of the Ordinary Shares and certain matters governed by Swedish law will be passed on for us by Advokatfirman Lindahl KB, our Swedish counsel. The validity of the ADSs and certain other matters governed by U.S. federal and New York state law will be passed on for us by Zukerman, Gore, Brandeis & Crossman, LLP, our U.S. counsel. Certain legal matters in connection with this offering will be passed on for the underwriters by                                     , counsel for the underwriters.

EXPERTS

        The consolidated financial statements as of April 30, 2013 and 2012, and for each of the two years in the period ended April 30, 2013 that are included in this prospectus and the registration statement, have been audited by Ernst & Young AB, an independent registered public accounting firm, as stated in its report appearing herein. Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The current address of Ernst & Young AB is Stationsgatan 12, 751 44, Uppsala, Sweden.

ENFORCEABILITY OF CIVIL LIABILITIES

        We are incorporated under the laws of Sweden. Many of our directors and officers reside outside the U.S., and a substantial portion of our assets and all or a substantial portion of the assets of such persons are located outside the U.S. As a result, it may be difficult for you to serve legal process on us or our directors and executive officers (as well as certain directors, managers and executive officers of the finance subsidiaries) or have any of them appear in a U.S. court.

        We have appointed CT Corporate System as our authorized agent upon whom process may be served in any action instituted in any U.S. federal or state court having subject matter jurisdiction in the Borough of Manhattan in New York, New York, arising out of or based upon the ADSs, the deposit agreement or the underwriting agreement related to the ADSs.

        Advokatfirman Lindahl KB, our Swedish counsel, has advised us that there may be some doubt as to the enforceability in Sweden, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities based on the federal securities laws of the U.S. In addition, awards for punitive damages in actions brought in the U.S. or elsewhere may be unenforceable in Sweden. An award for monetary damages under the U.S. securities laws could be considered punitive if, or to the extent, it does not seek to compensate the claimant for loss or damage suffered and/or is intended to punish the defendant. The enforceability of any judgment in Sweden will depend on the particular facts of the case as well as the laws and treaties in effect at the time. The U.S. and Sweden do not currently between them have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters.

 WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form F-1, including amendments and relevant exhibits and schedules, under the Securities Act covering the ADSs to be sold in this offering. This prospectus, which constitutes a part of the registration statement, summarizes material provisions of contracts and other documents that we refer to in the prospectus. Since this prospectus does not contain all of the information contained in the registration statement, you should read the registration statement and its exhibits and schedules for further information with respect to us and the ADSs. You may review and copy the registration statement, reports and other information we file at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may also request copies of these documents upon payment of a duplicating fee by writing to the SEC. For further information on the public reference facility, please call the SEC at 1-800-SEC-0330. Our SEC filings, including the registration statement, are also available to you on the SEC's Web site at http://www.sec.gov.

        Immediately upon completion of this offering, we will become subject to periodic reporting and other informational requirements of the Securities Exchange Act of 1934 as applicable to foreign private issuers. Our annual reports on Form 20-F for the year ended April 30, 2014 and subsequent years will be due four months following the year end. We are not required to disclose certain other information that is required from U.S. domestic issuers. Also, as a foreign private issuer, we are exempt from the rules of the Securities Exchange Act of 1934 prescribing the furnishing of proxy statements to shareholders and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Securities Exchange Act of 1934.

        As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) that, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5. Since many of the disclosure obligations required of us as a foreign private issuer are different than those required by other U.S. domestic reporting companies, our shareholders, potential shareholders and the investing public in general should not expect to receive information about us in the same amount and at the same time as information is received from, or provided by, U.S. domestic reporting companies. We are liable for violations of the rules and regulations of the SEC, which do apply to us as a foreign private issuer.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Oasmia Pharmaceutical AB

        We have audited the accompanying consolidated statements of financial position of Oasmia Pharmaceutical AB as of April 30, 2013 and 2012, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Oasmia Pharmaceutical AB at April 30, 2013 and 2012, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

        As discussed in Note 32 to the accompanying consolidated financial statements, the Company has restated their consolidated financial position as of April 30, 2013 and 2012, and the related consolidated statements of comprehensive income and statement of cash flows for the years then ended.

Ernst & Young AB

Uppsala
May 27, 2014

CONSOLIDATED INCOME STATEMENT

For the year ended April 30

TSEK	Note	05-01-2012 04-30-2013	05-01-2011 04-30-2012
		Restated. See Note 32.	Restated. See Note 32.
Net sales	5	—	891
Capitalized development cost	6	46,229	61,963
Other operating income	7	2, 524	104
Raw materials, consumables and goods for resale	8	(6,137)	(10,127)
Other external expenses	9,10	(62,616)	(72,162)
Employee benefit expenses	11	(42,408)	(41,144)
Depreciation/amortization and impairment	12,13	(5,089)	(5,062)
Other operating expenses	13	(86)	—

Operating income	14,15	(67,583)	(65,536)
Financial income		587	363
Financial expenses		(5,384)	(497)

Financial income and expenses, net	14,16	(4,798)	(135)
Income before taxes		(72,381)	(65,670)
Income Taxes	17	—	—

Income for the period		(72,381)	(65,670)
Income for the period attributable to:
Company shareholders		(72,381)	(65,670)
Earnings per share before and after dilution, SEK	18	(1.06)	(1.18)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TSEK	Note	2012-05-01 2013-04-30	2011-05-01 2012-04-30
Income for the period		(72,381)	(65,670)

Comprehensive income for the period		(72,381)	(65,670)
Comprehensive income for the period attributable to:
Company shareholders		(72,381)	(65,670)
Comprehensive earnings per share, before and after dilution, SEK		(1.06)	(1.18)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

For the year ended April 30

TSEK	Note	04-30-2013	04-30-2012
		Restated. See Note 32.	Restated. See Note 32.
Assets
Fixed assets
Property, plant and equipment	12	26,161	25,988
Capitalized development costs	6	346,911	300,683
Other intangible assets	13	10,294	27,400
Financial fixed assets		2	2

Total fixed assets		383,368	354,073
Current assets
Inventories	8	887	290
Other current receivables	21	2,314	1,747
Prepaid expenses and accrued income	20	3,737	2,161
Liquid assets	22	62,956	2,028

Total current assets		69,895	6,227
TOTAL ASSETS		453,263	360,299
EQUITY
Equity attributable to shares holders of the Company
Share capital	23	8,177	5,724
Other capital provided		573,439	457,832
Retained earnings		(262,463)	(190,082)

Total equity		319,153	273,474
LIABILITIES
Non-current liabilities
Other non-current liabilities	24	891	16,264

Total non-current liabilities		891	16,264
Current liabilities
Liabilities to credit institutions	26	—	3,197
Borrowings	27	105,000	29,600
Accounts payable		7,084	10,281
Other current liabilities	28	1,566	10,811
Accrued expenses and prepaid income	29	19,569	16,671

Total current liabilities		133,219	70,561
Total liabilities		134,110	86,825
TOTAL EQUITY AND LIABILITIES		453,263	360,299
Contingent liabilities	30
Pledged assets	30

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended April 30

		Attributable to Company shareholders
TSEK	Note	Share capital	Other capital contributions	Retained earnings	Total equity
Opening balance as of May 1, 2011		5,208	413,375	(124,411)	294,171
Comprehensive income for the year		—	—	(65,670)	(65,670)
New share issue	23	516	47,484	—	48,000
Issue expenses		—	(3,027)	—	(3,027)

Closing balance as of April 30, 2012		5,724	457,832	(190,082)	(273,474)
Opening balance as of May 1, 2012		5,724	457,832	(190,082)	273,474
Comprehensive income for the year		—	—	(72,381)	(72,381)
New share issue	23	2,453	120,205	—	122,658
Issue expenses		—	(4,598)	—	(4,598)

Closing balance as of April 30, 2013		8,177	573,439	(262,463)	319,153

CONSOLIDATED CASH FLOW STATEMENT

TSEK	Note	05-01-2012 - 04-30-2013	05-01-2011 - 04-30-2012
		Restated. See Note 32.	Restated. See Note 32.
Operating activities
Operating income before financial items		(67,583)	(65,536)
Depreciation and amortization	12,13	5,089	5,062
Disposal of tangible assets	8	86	—
Adjustment for income from disposal of intangible assets	13	(1,579)	—
Interest received	16	587	363
Interest paid	16	(611)	(497)

Cash flow from operations before working capital changes		(64,010)	(60,609)
Change in working capital
Change in inventories	8	(597)	(290)
Changes in other current receivables	20,21	(2,142)	1,085
Change in accounts payable		(3,197)	6,450
Changes in other current liabilities	28,29	(1,999)	(394)

Cash flow from operating activities		(71,946)	(53,758)
Investing activities
Investments in intangible assets	6,13	(57,196)	(71,858)
Disposal of intangible assets	13	4,235	—
Investments in tangible fixed assets	12	(4,428)	(2,914)

Cash flow from investing activities		(57,388)	(74,772)
Financing activities
Increase in liabilities to credit institutions	26	—	3,197
Decrease in liabilities to credit institutions	26	(3,197)	—
Increase in non-current liabilities	24	—	891
New share issue	23,31	122,658	48,000
Issue expenses	23,31	(4,598)	(3,027)
New loans	27,31	80,000	29,600
Amortization of loans	27,31	(4,600)	—

Cash flow from financing activities		190,263	78,662
Cash flow for the period		60,928	(49,867)
Cash and cash equivalents at beginning of year		2,028	51,895

Cash and cash equivalents at end of year	22	62,956	2,028

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 General Information

        Oasmia (the "Company") is a company domiciled in Stockholm, Sweden. Oasmia is the parent company of subsidiaries Oasmia Animal Health AB and Qdoxx Pharma AB (together, the "Group"). The address of the Group is Vallongatan 1, Uppsala, where the Company has its office, manufacturing facility and conducts research.

        The Company is listed on NASDAQ OMX Stockholm and Frankfurt Stock Exchange.

Note 2 Accounting Policies

        The principal accounting policies applied in these financial statements are set out below.

Basis of preparation

        The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") and interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC") as adopted by the EU. Furthermore, the recommendation RFR 1, Supplementary accounting regulations for Groups, issued by the Swedish Financial Reporting Board, has been applied.

        The preparation of financial statements in conformity with IFRS requires the use of certain critical estimates for accounting purposes. It also requires management to exercise its judgment in applying the Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

The Group's accounting policies

Changes in accounting policies

New policies 2012/13

        None of the standards and interpretations required for the first time for the fiscal year that began May 1, 2012 had a material impact on the consolidated financial statements.

New IFRS standards and interpretations effective fiscal year 2013/14 or later

        IAS 1 Presentation of Financial Statements (revised)

        The amendment is adopted by the EU. Effective for annual periods beginning January 1, 2013 or later.

        The change concerns that items in other comprehensive income are presented in two groups. The distribution is based on whether the items may be reclassified to the income statement or not. Oasmia applies the amendment from the fiscal year starting on May 1, 2013, but the change does not affect current consolidated financial statements.

        IFRS 9 Financial Instruments

        The standard has not yet been adopted by the EU. IFRS 9 is intended to replace IAS 39 Financial instruments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2 Accounting Policies (Continued)

        The elements of IFRS 9 published so far concern the classification and assessment of financial instruments, whereby today's four categories are replaced by the two categories "accrued acquisition value" and "fair value." Early application of the published elements is permitted.

        Oasmia intends to apply the new standard no later than the fiscal year beginning on May 1, 2015.

Subsidiaries

        Subsidiaries are companies where the Group has the right to design financial and operative strategies in a way which is customary for a shareholding equivalent to more than half of the votes. Subsidiaries are included in the Consolidated Accounts as from the day on which the controlling interest is transferred to the Group. They are excluded from the Consolidated Accounts as from the day on which the controlling interest ends.

        The acquisition method is applied to the recognition of the Group's acquisitions of subsidiaries. Acquisitions made before 2010/11 are recognized in accordance with the previous acquisition method. As from the 2010/11 fiscal year the Group applies the revised IFRS 3 Business Combinations, where one of the amendments is that acquisition-related costs are carried as costs instead of being included in acquisition value.

        Identifiable acquired assets and liabilities in an operational acquisition are initially assessed at fair value on the date of acquisition. For each acquisition the Group determines whether a non-controlling interest in the acquired company is recognized at fair value, or at the holding's proportional share of the net assets of the acquired company. The excess, as the difference between the acquisition value and the fair value of the Group's share of identifiable acquired assets, liabilities and contingent liabilities, is recognized as goodwill. If the acquisition value is less than the fair value of the acquired subsidiary's assets, liabilities and contingent liabilities, the difference is recognized directly in the income statement.

        Eliminations are made for intra-Group transactions and balance-sheet items, and for unrealized gains on intra-Group transactions.

Segment reporting

        An operating segment is a part of a company that conducts business activities from which revenues can be generated and costs can be incurred, and for which independent financial information is available. Furthermore, the operating results of the segment are reviewed on a regular basis by the company's chief operating decision maker as the basis for the decision on allocation of resources to the segment and the evaluation of its result. The Group management has been identified as the chief operating decision maker. The Group management views operations in total as one segment. For this reason the Group does not include information by segment in the accounts. Disclosures according to IFRS 8 Operating Segments paragraphs 32-34 are provided in Note 5.

Translation of foreign currencies

        The Group companies use SEK as their functional currency and reporting currency. Transactions in foreign currency are translated to the functional currency according to the exchange rates on the transaction date. Translation profits or losses arising from payments for such transactions and from translation of monetary assets and liabilities in foreign currency at the exchange rates on the balance sheet date are recognized to operations. Currency gains and losses arising from the translation of bank accounts in foreign currencies are recognized under Net financial items.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2 Accounting Policies (Continued)

Tangible fixed assets

        Property, plant and equipment are recognized at acquisition cost, with deductions for depreciation. The acquisition cost includes expenses directly attributable to the acquisition of the asset.

        Additional expenses are added to the carrying amount of the asset or are recognized as a separate asset, depending on what is most suitable, only when it is probable that the future economic benefits connected with the asset will prove beneficial to the Group and the acquisition cost of the asset can be measured in a reliable way. The carrying amount of the replaced part will be removed from the Balance Sheet. All other types of repairs and maintenance are recognized as expenses in the Income Statement in the period in which they arise.

        Tangible fixed assets which are acquired by contingent consideration are recognized at acquisition cost, i.e. the total discounted amount of all future payments. A liability is recognized at the same time concerning the purchase sum not yet paid. The liability is initially valued at its fair value and thereafter at amortized cost with application of the effective interest method. The liability is divided into a non-current part and a current part and recognized in the item Borrowings.

        The Group applies component depreciation, which means that every part of an asset related to property, plant and equipment with a significant acquisition cost in relation to the total acquisition cost of the asset, is depreciated separately. Component depreciation is mostly applied to the Group's production equipment.

        Assets are depreciated on a straight-line basis in order to distribute their acquisition cost on the calculated residual value over the calculated utilization period, as follows:

• Vehicles	3 years
• Machinery and equipment	5 years
• Production equipment	12 - 15 years
• Improvement expenses for third party's property	20 years

        The residual values and utilization period of the assets are reviewed at every balance-sheet date and are adjusted as required. A carrying amount of an asset is immediately depreciated to its recoverable amount if the carrying amount exceeds its estimated recoverable amount. Profits and losses from disposals are established by a comparison between the sales revenue and the carrying amount and are recognized in Other operating income or Other operating expenses.

Intangible assets

Capitalized development costs

        Capitalized development cost consists of expenditures for materials and services used in development of the intangible asset and employee benefit expenses for staff engaged in developing the intangible asset. Expenditures for research and development operations are generally expensed as they occur. Development costs which are attributable to clinical trials and registration are capitalized to the extent that they are expected to generate future economic benefits. We have determined that the beginning of Phase III trials is the earliest point for capitalization of development expense. This has been applied for Paccal Vet and Paclical, for which all conditions for capitalization are fulfilled. These conditions are generally met when it is probable that expected future economic benefits attributable to an asset will flow to us and the asset's cost can be measured reliably. The disclosure of the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2 Accounting Policies (Continued)

development costs in Phase III is accounted for gross, i.e. the costs are included in various operating expenses whereas the capitalized part is disclosed on a specific line in the income statement.

Other intangible assets

        The Group capitalizes fees to authorities for patents and sales rights to the extent they are expected to generate future economic benefits. They are recognized at acquisition cost, reduced by the accumulated amortizations. Amortization is performed on a straight-line basis in order to distribute the cost over the estimated utilization period. The amortization periods applied are as follows:

Patents	20 years
Sales rights	5 years

        The capitalized patent expenses comprise registration costs such as initial expenses, e.g. authorities and legal fees. Sales rights comprise fees to authorities for the right to sell parallel-imported pharmaceuticals. The gain or loss arising when an intangible asset is sold or disposed of is determined as the difference between the settlements received and the carrying amount and are recognized in Other operating income or Other operating expenses.

Inventories

        The inventory is recognized at the lowest of acquisition cost and net realizable value. The acquisition cost is established by using the first in, first out method (FIFO). The acquisition cost consists of purchase costs and costs of own work. The net realizable value is the estimated sales price in the operating activities, with deductions for applicable variable sales expenses.

Impairment of non-financial assets

        The capitalized development costs which are not yet ready for use are not depreciated, but are instead evaluated annually for any impairment needs. The Group performs an estimation of the expected utilization period of the assets at every financial statement. If there are indications of that an asset's value has diminished, the Group establishes the recoverable amount of the asset. This amount is the highest net realizable value of the asset, with deductions for sales costs and its value in use. The asset is depreciated by the amount by which the carrying amount of the asset exceeds the recoverable amount. In order to establish the impairment need, the assets are grouped into cash generating units, which is the smallest group of assets that generates positive cash flows that are essentially independent of the cash flow from other assets or groups of assets. The Group presently has no assets with indefinite utilization periods.

Financial instruments

        The Group's financial instruments comprise trade receivables, other current receivables, certain accrued income, liquid assets, borrowing, liabilities to credit institutions, trade payables, other current liabilities and certain accrued expenses. All of Oasmia's financial instruments are recognized at acquisition cost with the addition of transaction costs. The classification of the items in the balance sheet is disclosed in note 19.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2 Accounting Policies (Continued)

Accounts receivable

        Accounts receivable are initially recognized at fair value and thereafter at amortized cost with application of the effective interest method, reduced by any impairment provision. A provision for impairment of accounts receivable is made when there is objective evidence that the Group will not be able to receive all amounts which are due according to the initial terms of the claims. Significant financial difficulties of the debtor, a risk that the debtor will become bankrupt or undergo a financial reconstruction, and cancelled or delayed payments (more than 30 days overdue) are considered to be indicators that there is need to write down a trade receivable. The size of the provision is determined by the difference between the carrying amount of the asset and the present value of future estimated cash flow, discounted at the original effective interest rate. The recognized value of the asset is reduced by the utilization of a depreciation account and the loss is recognized in the income statement in the item Other external expenses. When an account receivable cannot be collected, it is written off against the depreciation account for account receivables. Recycling of amounts previously written off is credited to Other operating income in the income statement.

Liquid assets

        Liquid assets include cash and bank balances. Utilized credit facilities are recognized as Liabilities to credit institutions in the balance sheet.

Borrowings

        Borrowings are initially recognized at fair value, net after transaction costs. Borrowings are thereafter recognized at accrued acquisition value and any difference between the amount received (net after transaction costs) and the repaid amount is recognized in the income statement, distributed over the term of the loan, by applying the effective interest rate method. Borrowings are classified as current liabilities unless the Group has an unconditional right to postpone payment of the liability for at least 12 months after the balance-sheet date. The Group has a credit line from the principal owner Alceco International S.A. The utilized part of this is recognized as a current liability.

Accounts payable

        Accounts payable are initially recognized at fair value and thereafter at accrued amortized cost by applying the effective interest rate method.

Impairment of financial assets

        The value of financial assets is reviewed as of every reporting date. No discount rate is used, since these financial assets are held at cost. If there are indications that an asset has depreciated in value, the recoverable amount is tested. The recoverable amount for assets belonging to the category "Loan receivables and trade receivables", which are recognized at the amortized cost, is calculated as the present value of future cash flow, discounted at the effective interest rate which applied with the asset was recognized for the first time. Assets with a short term to maturity are not discounted. An impairment write-down will affect the income statement.

Share capital

        Common stock is classified as equity. Transaction costs which can be attributed directly to new share issues or options are recognized, net after tax, in equity as a deduction of the issue payment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2 Accounting Policies (Continued)

Deferred income tax

        Deferred taxes are recognized according to the balance sheet method, on temporary differences which arise between the taxation value of assets and liabilities and their carrying amounts in the consolidated accounts. The deferred tax is not recognized if it arises as a result of a transaction which comprises the first recognition of an asset or liability which is not a business combination and which, at the time of the transaction, does not affect net income or the taxable result. Deferred income tax is calculated by applying tax rates (and tax laws) which have been decided or announced as of the balance-sheet date and which are expected to apply when the deferred tax asset concerned is realized or the deferred tax liability is paid. Deferred tax assets are recognized to the extent that there are convincing reasons that a future fiscal surplus will be available, against which the temporary differences can be used.

Employee Benefits

Current remuneration

        Current remuneration to employees is calculated without discounting and is recognized as an expense when the services concerned are obtained.

Pension obligations

        The Group has defined contribution pension plans. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits relating to employee service in the current and prior periods. The contributions are recognized as employee benefit expenses when they are due. Prepaid contributions are recognized as an asset to the extent that cash refund or a reduction in future payments are available to the Group.

Severance pay

        Severance pay is awarded when notice is given to an employee by the Group before normal pension date, or when an employee accepts voluntary resignation in exchange for such payments. The Group recognizes severance pay when it is obliged either to give notice to the employee according to a detailed formal plan without the possibility of recall, or to pay remuneration when notice is given as a result of an offer made to encourage voluntary resignation. Benefits which are due more than 12 months after the balance-sheet date are discounted to the present value.

Revenue recognition

        Revenues comprise the fair value of what is received or will be received for sold goods and services in the activities of the Group. Revenue is recognized without value added tax, and after elimination of inter-Group sales. The Group recognizes revenue when the amount can be measured in a reliable way, it is likely that future economic benefits will accrue to the company and certain criteria have been fulfilled for each of the business activities of the Group described below.

a)
Sales of proprietary medicines

        The Company conducts sales of pharmaceuticals before they are registered. It is called compassionate use, but consists of delivery and invoicing of products according to a price list. Delivery and invoicing is performed at the same time and the revenue is recognized at this time. Sales of

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2 Accounting Policies (Continued)

pharmaceuticals before they are registered can occur in the following two cases. In the first case, the buyer is a hospital pharmacy or veterinary clinic where our clinical trials are conducted. In the second case the buyer is a clinic which has decided to test a pharmaceutical (in cancer treatment) which is not yet approved, because the registered pharmaceuticals have not performed well.

b)
License revenue

        The Company signs licensing and distribution agreements with other companies for the right to market and sell Oasmia's pharmaceutical candidates in various geographical regions. These agreements may contain milestone payments and royalties from sales. As a rule, milestone payments are recognized as revenue when licensing has been agreed and other criteria according to agreements have been met. However, each item will be assessed individually with regard to any factor of uncertainty that can entail risk for repayment in full or in part, if a current license agreement include such a clause. When such factors of uncertainty have been eliminated the amount is recognized as intact. Royalties are hereafter recognized as revenue in step with recognized sales.

Leasing

        Leasing whereby a significant part of the risks and benefits of ownership is retained by the lessor is classified as operational leasing. Payments made during the lease term (after deduction of any incentives from the lessor) are carried as an expense in the income statement on a straight-line basis over the term of the lease. The company has no financial leasing.

Dividends

        Dividends paid to Company's shareholders are recognized as liabilities in the consolidated financial statements in the period in which the dividends are approved by Company shareholders.

Cash flow

        Cash flow statements are prepared using the indirect method.

Note 3 Financial risk management

        The Group is exposed to various financial risks. In the Group's finance policy, continuous identification and management of these risks are included. The Group is also exposed to operational risks.

        The main financial risks are:

  •
  Financing and liquidity risks

  •
  Capital risks

  •
  Currency risks

  •
  Commodity price risks

  •
  Interest rate risk

  •
  Credit and counterparty risks

Below the extent of the Group's exposure to these risks and how the risks are managed are described.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3 Financial risk management (Continued)

Financing and liquidity risk

        Financing risk is the risk that financing of Oasmia's capital requirement and refinancing of utilized credit facilities become difficult, impossible or more expensive. Liquidity risks concern situations where liquid assets may not be sufficient for the operations that the company has planned. The Group is exposed to these risks because the current business activities have a very fluctuating cash flow, from operations and from investments. The Group manages these risks via a continuous high activity level within the areas of financing via equity, agreements on credit lines and licensing. Short term liquidity is secured by a liquidity reserve, the unutilized part of confirmed credit lines, and the unutilized part of standby equity distribution agreements (SEDA).

        The table below depicts the utilized credit amounts with Nordea Bank AB as of the balance-sheet date (TSEK).

	2013-04-30			2012-04-30
Counter party Bank	Credit limit	Utilized amount	Liquidity reserve	Credit limit	Utilized amount	Liquidity reserve
Nordea Bank AB	5,000	0	5,000	5,000	3,197	1,803

        The table below depicts the financial liabilities of the Group, divided after the time remaining from the balance-sheet date to the agreed due date (TSEK).

As of April 30, 2013	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	More than 5 years
Liabilities to credit institutions	—	—	—	—
Accounts payable and other liabilities(1)	28,219	—	—	—
Borrowings(2)	105,000	—	—	—

As of April 30, 2012	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	More than 5 years
Liabilities to credit institutions	3,197	—	—	—
Accounts payable and other liabilities(1)	37,764	—	—	—
Borrowings(2)	29,600	—	—	—

(1)
Trade payables and other liabilities consist of Trade payables, Other current liabilities and Accrued expenses and prepaid income.

(2)
Borrowings consisted of loans from Nexttobe AB and credit utilized by Oasmia's principal owner (note 27).

        The Group recognizes Other non-current liabilities of TSEK 891, the year before TSEK 16,264, which is deferred income related to a licensing and distribution agreement. The amount may be refunded if Oasmia does not receive market authorization for Paclical in the EU by the end of 2015 (note 24).

Capital risk

        Capital risk is connected to situations where the capital structure is different to what is optimal. With an optimal structure, the cost of capital is kept at low level and a return can be generated to shareholders. The Group is exposed to such risk because of a very fluctuating cash flow. The capital

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3 Financial risk management (Continued)

structure can be judged from the debt/equity ratio. The debt/equity ratio as of April 30, 2013 was 13%, the year before 11%.

        The table below shows the Group's debt/equity ratio (definitions, note 33) on the balance sheet date.

(TSEK)	2013-04-30	2012-04-30
Total borrowing	105,000	32,797
Deducted liquid assets	(62,956)	(2,028)

Net liability	42,044	30,769
Total equity	319,153	273,474

Debt/equity ratio	13%	11%

        Total borrowing contains balance sheet items borrowings and liabilities to credit institutions.

Currency Risk

        Currency risks arise when future business transactions or recognized assets or liabilities are expressed in a currency which is not the functional currency of the company, which is SEK. The Group makes current payments in EUR, USD and CZK, but only very few payments have been received in these currencies during the last two fiscal years. Currency risks are handled by limiting the number of trading currencies and seeking to minimize the net exposure in each currency as far as possible. Both of these situations can be affected by Oasmia's choice of contract currency with business partners. There is no regular forward hedging as the currency exposure is dominated by the purchased product development services, which are very irregular and difficult to plan.

Commodity price risk

        A commodity price risk is the risk of changes in purchase prices from suppliers of such materials used in the production of pharmaceuticals. The vast majority of the raw materials are purchased in EUR and USD, where the underlying prices may change. Oasmia usually has several alternative suppliers of these raw materials to choose between and uses the opportunities to exert price pressure that are available in the current competitive situation.

Interest rate risk

        Interest rate risk is connected to changes in market rates that have an influence on the Group?s net financials. The Group has an interest rate risk on utilizing credit facilities where the utilized amount is exposed to variable interest rates. The Group does not continuously utilize such credit facilities, and does so only for relatively small amounts. If the variable interest rates had been 1 percentage point higher/lower with all other variables constant, net income would as of April 30, 2013 have been TSEK 0, the year before TSEK 32, lower/higher, as a result of recalculated utilized bank credits. The credit facility available to Oasmia from Alceco International S.A carries a fixed interest rate of 5% on utilization, and therefore does not entail any interest rate risk. The Group does not have any significant interest-bearing assets so that there is no such interest rate risk.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3 Financial risk management (Continued)

Credit and counterparty risks

        Credit and counterparty risks are connected to the risk of loss if counterparty does not fulfill its obligations. Group revenues are received from only a few customers and partners, where sales are mainly to Pharmacies in Sweden and license revenues are received from a few corporations selected by Oasmia. These counterparties have good credit ratings, so that the credit and counterparty risks are assessed to be very low.

Note 4 Significant estimates and assumptions for accounting purposes

        Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances.

Significant estimates and assumptions for accounting purposes

        The Group makes estimates and assessments about the future. The resulting estimates for accounting purposes will be definition seldom correspond to the actual result. The estimates and assessments that entail a considerable risk of significant adjustments in the carrying amounts for assets and liabilities in the next fiscal year are listed below.

(a)    Impairment tests for intangible assets(1)

        The fiscal year's capitalized development costs amounted to TSEK 46,229, TSEK 61,963 the preceding fiscal year, and the Group's capitalized development costs, as of April 30, 2013, amounted to TSEK 346,911, preceding year TSEK 300,683. The company annually performs an assessment of whether there is a need for impairment of the capitalized development cost. We have made the judgment that there is no need for impairment since of the two pharmaceutical candidates that are capitalized one has already received conditional approval, and approval for the other lies within the foreseeable future. We estimate that future profits motivate the value of the assets. As of April 30, 2013 the capitalized expenditures amounted to 109% of the equity at the same time, a 110% increase over the preceding year. The Group annually evaluates whether a need for impairment exists for all intangible assets, in accordance with the accounting policies described in note 2.

(b)    Licensing revenues

        The Company enters into licensing and distribution agreements with other companies. Such agreements include certain milestone payments with a risk of repayment, depending on success in product development and registration. The Company continuously evaluates whether such conditions have changed, been eliminated or been realized, in accordance with the accounting principles described in note 2.

(1)
Restatement of figures has been performed in order to correct the accrual of development costs that have been capitalized at the end of each reporting period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Internal control over financial reporting."

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 4 Significant estimates and assumptions for accounting purposes (Continued)

(c)    Income Taxes

        The Group is required to pay tax in Sweden. The Group's companies have so far showed negative fiscal results, as significant fiscal deficit exists in the Group. There are presently no compelling reasons to believe that fiscal surpluses will exist in the future to defend a capitalization of the deficits. Accumulated fiscal deficits in the group are described in note 25.

Important judgments when applying the Company's accounting policies

        The Group capitalizes development costs for two pharmaceutical candidates for which the Group assesses that all criteria for capitalization are fulfilled. If the Group should make the judgments that all capitalization criteria are no longer fulfilled, these assets would be written off against the Group profit.

        The Group capitalizes expenditures for patents and sales rights because they are expected to generate future economic benefits. If the Group should make the judgment that they will no longer generate future economic benefits, these assets would be written off against the Group's profits.

Note 5 Segment information

        The Group currently has only one segment and therefore reports no information by segment. Below is company-wide information.

Revenue Breakdown

	The Group
TSEK	2012-05-01 - 2013-04-30	2011-05-01 - 2012-04-30
License revenues	—	891

Total	0	891

        The Group is headquartered in Sweden. Revenue from external customers in Sweden amounted to 0 TSEK, same as the year before. Revenue from external customers in other countries amounted to 0 TSEK. The year before, this amounted to 891 TSEK and concerned the licensing revenue from an individual customer.

        Fixed assets located in Sweden amounted to 377,563 TSEK, the year before 352,384 TSEK, and fixed assets located in another country amounted to 5,805 TSEK, compared to 1,689 TSEK the year before.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 6 Capitalized development costs

	2012-05-01 - 2013-04-30
TSEK	Paclical	Paccal Vet	Total
	(Restated(1))	(Restated(1))	(Restated(1))
Opening balance acquisition value	219,631	81,051	300,683
Capitalized expenditures for the year	41,611	4,618	46,229

Closing balance accumulated acquisition value	261,242	85,669	346,911
Opening balance accumulated depreciation	—	—	0
Depreciation for the year	—	—	0

Closing balance accumulated depreciation	0	0	0
Closing balance carrying amounts	261,242	85,669	346,911

        Research and development costs which are not capitalized amounted to 43,380 TSEK. The year before they amounted to 38,748 TSEK.

	2011-05-01 - 2012-04-30
TSEK	Paclical	Paccal Vet	Total
	(Restated(1))	(Restated(1))	(Restated(1))
Opening balance acquisition value	157,668	81,051	238,720
Capitalized expenditures for the year	61,963	0	61,963

Closing balance accumulated acquisition value	219,631	81,051	300,683
Opening balance accumulated depreciation	—	—	0
Depreciation for the year	—	—	0

Closing balance accumulated depreciation	0	0	0
Closing balance carrying amounts	219,631	81,051	300,683

(1)
Restatement of figures has been performed in order to correct the accrual of development costs that have been capitalized at the end of each reporting period.

Note 7 Other operating income

	The Group
TSEK	2012-05-01 - 2013-04-30	2011-05-01 - 2012-04-30
Gain on disposal of intangible assets (Note 13)	1,579	—
Insurance compensation	750	—
State support (new start jobs)	196	110
Exchange rate losses on account receivables	—	(6)

Total	2,524	104

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 8 Inventories

	The Group
TSEK	2013-04-30	2012-04-30
Acquisition value
Raw materials	887	290

Total	887	290

        There have been no inventory expenses nor have there been write-offs of inventory during the year.

Note 9 Remuneration to auditors

	The Group
TSEK	2012-05-01 - 2013-04-30	2011-05-01 - 2012-04-30
Ernst & Young AB
Auditing	325	325
Audit activities in addition to auditing	43	75
Tax consulting	15	4
Other services	—	3

Total	383	407

        Audit concerns reviews of the Annual Report, accounting records, and the management by the Board of Directors and CEO, and other tasks that the company's auditors are required to undertake. Audit activities in addition to auditing include review of interim reports and quality assurance services in connection with share issues and stock-exchange prospectus.

Note 10 Leasing

        The Group has no financial leasing agreements, but has operational leasing agreements that primarily consist of leases for facilities. There are no variable fees. The future minimum lease payments for operational leases are as follows (TSEK):

Fiscal year	Operational leasing
2013/2014	4,475
2014/2015	4,475
2015/2016	4,475
2016/2017	4,475
2017/2018	4,475

Total	22,376

        Leasing costs (minimum lease payments) were TSEK 4,263 for the fiscal year and TSEK 4,229 the year before.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 11 Employees and remuneration

Average number of employees

	The Group
	2012-05-01 - 2013-04-30	2011-05-01 - 2012-04-30
Women	35	37
Men	37	34

Total	72	71

Salaries and benefits

	The Group
TSEK	2012-05-01 - 2013-04-30	2011-05-01 - 2012-04-30
The Board	1,159	864
CEO and other senior executives	4,477	3,303
Other employees	26,942	27,660
Defined contribution pension plans	518	—
Defined medical benefits	2	—

Total salary and remuneration	33,097	31,827
Social security contributions by law and agreement	9,500	9,141
Special payroll tax pension expenses	126	—

Total salaries, remuneration and social security	42,598	40,968

BENEFITS FOR SENIOR EXECUTIVES

Board of Directors and Board committees

        Remuneration of the Chairman of the Board of Directors and Board members is decided by the Annual General Meeting. There is no remuneration for participation in the nomination committee. Board fees for Joel Citron are invoiced through wholly owned Miankoma Partners; Jan Lundberg is invoiced through wholly owned Rekonstructa AB; Martin Nicklasson is invoiced through wholly owned Nicklasson Life Science AB; and Björn Björnsson is invoiced through wholly owned Björn Björnsson Konsult AB, in accordance with the Annual General Meeting and by special agreement with Oasmia Pharmaceutical AB. Except what is described in Transactions with senior management in note 31, no other remuneration such as salary, pension premium or other benefits have been paid.

Chief Executive Officer

        Remuneration of the CEO consists of a fixed salary. The remuneration is reviewed annually on April 1. According to the CEO's agreement regarding individual health insurance and pension insurance, the Company shall deposit an annual amount corresponding to 20% of the CEO pensionable annual salary to any chosen company that has been utilized, retroactively, as of January 1, 2011. Regarding the period January 1, 2011 to April 30, 2012 this cost amounted to 283 TSEK and for the period May 1, 2012 to April 30, 2013, the cost amounted to 235 TSEK. If a termination notice is given by the employer, a 24 month term of notice applies. If a termination notice is given by the CEO, the term of notice is 3 months.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 11 Employees and remuneration (Continued)

Terms of employment for other senior executives

        Remuneration to other senior executives consists only of fixed salary. Salaries are reviewed annually on April 1.

Remuneration to Board and senior executives

2012-05-01 - 2013-04-30	Base salary / Board fees	Pension
Chairman of the Board Joel Citron	213	—
Board Member, Jan Lundberg	200	—
Board Member, Bo Cederstrand	200	—
Board Member, Martin Nicklasson	200	—
Board Member, Horst Domdey	200	—
Chief Executive Officer Julian Aleksov	1,181	518
Other senior executives (7 people)(1)	2,583	—

Total	4,777	518

(1)
On February 11, 2013 the management team added 4 people.

2011-05-01 - 2012-04-30	Base salary/ Board Fees	Pension
Chairman of the Board Joel Citron(1)	125	—
Board Member, Jan Lundberg(2)	125	—
Board Member, Bo Cederstrand	125	—
Board Member, Martin Nicklasson(2)	125	—
Board Member, Horst Domdey(2)	125	—
Chairman of the Board Björn Björnsson(3)	83	—
Board Member, Peter Ström(4)	50	—
Board member, Claes Piehl(4)	50	—
Chief Executive Officer Julian Aleksov	1,116	—
Other senior executives (3 persons)	1,838	—

Total	3,761	—

(1)
Elected Chairman of the Board September 30, 2011.

(2)
Elected Board Member September 30, 2011.

(3)
Resigned from the post of Chairman of the Board September 30, 2011.

(4)
Resigned from the post of Board member September 30, 2011.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 11 Employees and remuneration (Continued)

Gender distribution in management

	2013-04-30		2012-04-30
	Number on balance sheet date	Of which are men	Number on balance sheet date	Of which are men
The Group
Board Members	6	6	6	6
Chief Executive officer and other
Senior executives	8	5	4	3

Health care and medical care

        Oasmia offers its employees free medical care up to the cost ceiling and free medicines up cost ceiling. Oasmia has also signed an agreement with a provider of occupational health services.

Note 12 Tangible fixed assets

        Property, plant and equipment consists of vehicles, equipment, production equipment and leasehold improvements.

        The Group 2012-05-01 - 2013-04-30

TSEK	Vehicles	Equipment	Production plant	Leasehold improvements	Advanced payments for machinery and equipment	Total
Opening balance acquisition value	148	18,696	16,613	8,185	1,839	45,481
Investments for the year	—	134	—	177	4,116	4,428
Reclassifications	—	—	—	150	(150)	0
Disposals	—	(414)	(178)	—	—	(592)

Closing balance accumulated acquisition value	148	18,416	16,435	8,512	5,805	49,316
Opening balance accumulated depreciation	(148)	(10,924)	(6,766)	(1,655)	0	(19,493)
Depreciation for the year	—	(2,790)	(982)	(397)	—	(4,169)
Disposals	—	387	118	—	—	506

Closing balance accumulated depreciation	(148)	(13,326)	(7,630)	(2,051)	0	(23,156)
Closing balance carrying amounts	0	5,090	8,805	6,461	5,805	26,161

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 12 Tangible fixed assets (Continued)

        The Group 2011-05-01 - 2012-04-30

TSEK	Vehicles	Equipment	Production plant	Leasehold improvements	Advanced payments for machinery and equipment	Total
Opening balance acquisition value	148	17,695	16,613	8,112	—	42,567
Investments for the year	—	1,001	—	73	1,839	2,914

Closing balance accumulated acquisition value	148	18,696	16,613	8,185	1,839	45,481
Opening balance accumulated depreciation	(148)	(8,127)	(5,785)	(1,265)	—	(15,325)
Depreciation for the year	—	(2,796)	(982)	(390)	—	(4,168)

Closing balance accumulated depreciation	(148)	(10,924)	(6,766)	(1,655)	0	(19,493)
Closing balance carrying amounts	0	7,772	9,846	6,530	1,839	25,988

Note 13 Other intangible assets

        Other intangible assets consist of the costs of patents and sales rights. In the year, Company held license and distributions rights were disposed.

	The Group
TSEK	2012-05-01 - 2013-04-30	2011-05-01 - 2012-04-30
Opening balance acquisition value	35,946	17,048
Capitalized expenditures for the year	1,844	19,018
Divestments	(18,029)	—
Disposals	(792)	(120)

Closing balance accumulated acquisition value	18,968	35,946
Opening balance accumulated depreciation	(8,546)	(7,772)
Depreciation for the year	(921)	(893)
Disposals	792	120

Closing balance accumulated depreciation	(8,674)	(8,546)
Closing balance carrying amounts	10,294	27,400

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 13 Other intangible assets (Continued)

Disposal of Company held licensing and distribution rights

        In January 2013, one reacquired license and distribution right for Paccal Vet was sold to Abbott Laboratories. There was previously an agreement with Abbott regarding Paccal Vet in USA & Canada which was replaced with an agreement for Paccal Vet and Doxophos Vet for most of the world. In the new agreement, terms from the previous Paccal Vet agreement with Abbott concerning repayment of previously received payments were omitted, which meant that no repayment risk exists for previous payments entered as liabilities amounting to TSEK 15,373. The net effect of the sale is recognized as Other operating income, and amounts to TSEK 1,579.

Disposals of marketing authorizations

        Disposals amounting to TSEK 792 have been made in the subsidiary Qdoxx Pharma AB regarding fully depreciated marketing authorizations for some parallel imported pharmaceuticals. Since the marketing authorizations were fully depreciated the disposals had no impact on earnings. Disposals the year before amounted to TSEK 120.

Note 14 Currency differences—net

        Currency differences are recognized in the income statement as follows:

	The Group
TSEK	2012-05-01 - 2013-04-30	2011-05-01 - 2012-04-30
Other operating income	—	(6)
Raw materials, consumables and goods for resale	(638)	(258)
Financial items—net	(53)	27

Total	(691)	(237)

Note 15 Operating income

        Operating income for the fiscal year 2012-05-01 - 2013-04-30 was TSEK (67,583), the preceding year TSEK (65,536). Of the Group's recognized operating expenses of TSEK 116,336, TSEK 46,229 was recognized as capitalized development costs. The previous year the operating expenses were TSEK 128,494 of which TSEK 61,963 was recognized as capitalized development cost.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 16 Financial income and expenses

	The Group
TSEK	2012-05-01 - 2013-04-30	2011-05-01 - 2012-04-30
Financial revenues:
Interest revenues in bank accounts	555	331
Currency differences in bank accounts	32	32

Total	587	363
Financial expenses:
Interest expenses on utilized credits and other interest expenses	(5,300)	(492)
Currency differences for bank accounts	(84)	(5)

Total	(5,384)	(497)

Note 17 Income taxes

        All Group companies have their fiscal domicile in Sweden, where the tax rate for the 2012/13 fiscal year is 26.3%, same as the year before. The income tax on Group earnings before tax is shown in the table below:

	The Group
TSEK	2012-05-01 - 2013-04-30	2011-05-01 - 2012-04-30
Income before taxes	(72,381)	(65,670)
Non-taxable revenues	(2)	(1)
Non-deductible expenses	173	141
Write-down of participation in Group companies	—	—
Income tax according to current tax rates in Sweden	(18,991)	(17,234)
Taxable deficits for which no deferred tax is recognized*	18,991	17,234

Tax expenses	0	0

*
The Group's accumulated deficit is reported in Note 25.

Note 18 Earnings per share

        Earnings per share are calculated by dividing the profit attributable to shareholders of the Company by a weighted number of ordinary shares outstanding during the period. Earnings per share

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 18 Earnings per share (Continued)

are calculated before and after dilution, since there are no potential ordinary shares outstanding that would lead to a dilution effect.

	The Group
	2012-05-01 - 2013-04-30	2011-05-01 - 2012-04-30
Earnings contributable to shareholders of the Company (TSEK)	(72,381)	(65,670)
Weighted average number of ordinary shares outstanding (thousands)*	68,605	55,589
Earnings per share (SEK per share)*	(1.06)	(1.18)

*
Recalculation of historical values has been made with respect to capitalization issue elements in the rights issues carried out in the third quarter of 2012/13.

Note 19 Financial instruments by category

        The accounting policies for financial instruments have been applied to the items below:

        The Group April 30, 2013

TSEK	Loans and accounts receivable	Other financial liabilities	Total
		(Restated(1))	(Restated(1))
Financial assets
Other current receivables	2,314	—	2,314
Accrued income	206	—	206
Liquid assets	62,956	—	62,956

Total financial assets	65,477	0	65,477
Financial liabilities
Borrowings	—	105,000	105,000
Accounts payable	—	7,084	7,084
Other current liabilities	—	1,566	1,566
Accrued expenses and deferred income	—	19,569	19,569

Total financial liabilities	0	133,219	133,219

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 19 Financial instruments by category (Continued)

        The Group April 30, 2012

TSEK	Loans and accounts receivable	Other financial liabilities	Total
		(Restated(1))	(Restated(1))
Financial assets
Other current receivables	2,141	—	2,141
Accrued income	23	—	23
Liquid assets	2,028	—	2,028

Total financial assets	4,191	0	4,191
Financial liabilities
Borrowings	—	29,600	29,600
Liabilities to credit institutions	—	3,197	3,197
Accounts payable	—	10,281	10,281
Other current liabilities	—	10,811	10,811
Accrued expenses and deferred income	—	16,671	16,671

Total financial liabilities	0	70,561	70,561

(1)
Restatement of figures has been performed in order to correct the accrual of development costs that have been capitalized at the end of each reporting period.

Note 20 Accounts receivable and prepaid expenses and accrued income

        The book value of accounts receivable represents the fair value, since no reservations have been necessary for uncertain accounts receivables.

	The Group
TSEK	2013-04-30	2012-04-30
Accounts receivable	—	—
Prepaid expenses and accrued income	3,737	2,161

Total	3,737	2,161

        Prepaid expenses and accrued income consist of the following:

	The Group
TSEK	2013-04-30	2012-04-30
Prepaid rent	690	690
Prepaid leasing fees	10	11
Prepaid insurance premiums	211	296
Other prepaid expenses	2,620	1,143
Accrued interest income	206	23

Total	3,737	2,161

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 21 Other current receivables

	The Group
TSEK	2013-04-30	2012-04-30
Tax account	35	32
VAT receivable	2,275	1,694
Receivable on employer	4	21

Total	2,314	1,747

Note 22 Liquid assets

        Cash and cash equivalents consist of bank balances.

Note 23 Share capital

        Specifications of changes in equity are presented in this report after the statement of financial position. The total number of shares as of 2013-04-30 was 81,772,330 type A, 57,240,631 as of 2012-04-30, with a quota value of SEK 0.10 per share. All issued shares are fully paid. The development in the number of shares since 2011-05-01 is shown below.

	Number of shares	Share capital, SEK
Opening Balance May 1, 2011	52,079,341	5,207,934
2011 Directed share issue*	5,161,290	516,129

Closing Balance April 30, 2012	57,240,631	5,724,063
2012 Rights Issue	24,531,699	2,453,170

Closing Balance April 30, 2013	81,772,330	8,177,233

*
Directed share issue to a limited number of investors

Note 24 Other non-current liabilities

        The Group reports other non-current liabilities of TSEK 891, TSEK 16,264 the year before, which for the year consists of deferred income related to a signed licensing and distribution agreement. The agreement was signed in May 2011 with Medison Pharma Ltd. regarding Paclical in Israel and Turkey. Under the agreement, TEUR 100, equivalent to TSEK 891, of the TEUR 200 obtained in a first milestone payment, would be recovered if Oasmia did not receive marketing approval for Paclical in the EU by the end of 2015.

Note 25 Deferred income tax

        The Group has accumulated losses for tax purposes as of April 30, 2013 amounting to TSEK 300,546, the year before TSEK 228,336. These are not subject to limitations in time and are deductible against future gains. Of the total losses carried forward for the Group, TSEK 17,881, same as the year before, are prohibited to be utilized via Group contributions. This prohibition will lapse as from the 2014 tax return. There are currently no arguments convincing enough that there will be future profits for tax purposes to justify the capitalization of tax losses carried forward as an asset.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 26 Liabilities to credit institutions

        Approved credit facilities amount to TSEK 5,000 in the Group, same as the year before.

        Utilized credits are described in the table below.

	The Group
TSEK	2013-04-30	2012-04-30
Committed credit lines	—	3,197

Total	0	3,197

Note 27 Borrowing

	The Group
TSEK	2013-04-30	2012-04-30
Short term
Utilized credit	—	4,600
Loan	105,000	25,000

Total	105,000	29,600

        Utilized credit consists of the utilized portion of the credit provided by Alceco International S.A. The interest rate on the utilized amount is 5%. The loan relates to loans obtained from NEXTTOBE AB ("Nxt2b") that are subject to a 5% interest rate, see note 31.

Note 28 Other current liabilities

	The Group
TSEK	2013-04-30	2012-04-30
Employee withholding tax / social security contributions	1,566	1,688
Repurchase of licensing and distribution rights	—	9,123

Total	1,566	10,811

Note 29 Accrued expenses and deferred income

	The Group
TSEK	2013-04-30	2012-04-30
	(Restated(1))	(Restated(1))
Accrued vacation pay	4,798	4,475
Accrued social security contributions	1,507	1,406
Estimated accrued payroll tax on pension costs	126	—
Accrued interest expenses (note 31)	5,053	298
Accrued expenses for clinical trials	8,085	10,492

Total	19,569	16,671

(1)
Restatement of figures has been performed in order to correct the accrual of development costs that have been capitalized at the end of each reporting period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 30 Contingent liabilities and pledged assets

Contingent liabilities

        The Group had no contingent liabilities during the period.

Pledged assets

        The Company is subject to a mortgage charge of TSEK 8,000, same as the year before, to a bank as security for an overdraft facility of TSEK 5,000, same as the year before and as the limit for a foreign currency derivative of TSEK 3,000, same as the year before.

	The Group
TSEK	2013-04-30	2012-04-30
Pledged assets	8,000	8,000

Total	8,000	8,000

Note 31 Transactions with related parties

Transactions with senior management

        With regard to salaries and allowances for Board members and senior executives, see Note 11.

Financial loan transactions with related parties

        The principal owner Alceco International S.A. has made a credit facility of TSEK 40,000, last year TSEK 25,000, available to Oasmia. The credit facility is valid until December 2013, and is renewed automatically for 12 months, unless terminated by one party at the latest 3 months before expiry. The interest on utilized credit is 5%. As of April 30, 2012 Oasmia has utilized TSEK 4,600 of this credit facility. The year before, it was unutilized.

        During the year, the company's second largest shareholder, Nxt2b, increased its loans to Oasmia from TSEK 25,000 to TSEK 105,000. In October 2012, the total amount of TSEK 105,000 was consolidated into a single loan with a term until December 31, 2013. The interest rate is 5% and is payable in full at maturity. As of April 30, 2013, the accrued interest expense on the loan amounted to TSEK 5,053, last year TSEK 279.

Other transactions with related parties

        Reimbursement for warranties in connection to the rights issue which was conducted in November 2012 amounted to TSEK 668 for Alceco International S.A. and TSEK 629 for Nxt2b.

        Ardenia Investment LTD is the owner and proprietor of the patents which form the basis for the activities of the Company. By an agreement between Ardenia and Oasmia, closed in 2001, the rights to these patents have been transferred to Oasmia. Oasmia has no obligation to Ardenia.

Note 32 Restatements

        Oasmia has restated its consolidated financial statements for the fiscal years ended April 30, 2013 and April 30, 2012 and for the six-month periods ending October 31, 2013 and October 31, 2012. The restatement is a consequence in order to correct the accrual of development costs that have been capitalized at the end of each reporting period. These changes have no effect on the net income but on

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 32 Restatements (Continued)

the capitalized development costs and corresponding liabilities of the company. The effects of the restatements are summarized below.

Consolidated income statement

	05-01-2012 - 04-30-2013		05-01-2012 - 04-30-2013	05-01-2011 - 04-30-2012		05-01-2011 - 04-30-2012
TSEK	As previously reported	Effect of restatement	As restated	As previously reported	Effect of restatement	As restated
Capitalized development cost	48,635	(2,407)	46,229	63,282	(1,318)	61,963
Other external expenses	(65,022)	2,407	(62,616)	(73,481)	1,318	(72,162)

Consolidated statement of financial position

	04-30-2013			04-30-2012
			04-30-2013			04-30-2012
	As previously reported	Effect of restatement		As previously reported	Effect of restatement
TSEK			As restated			As restated
Assets
Capitalized development costs	338,826	8,085	346,911	290,191	10,492	300,683

Total fixed assets	375,283	8,085	383,368	343,581	10,492	354,073
Total assets	445,178	8,085	453,263	349,807	10,492	360,299
Liabilities
Accrued expenses and prepaid income	11,484	8,085	19,569	6,180	10,492	16,671

Total current liabilities	125,134	8,085	133,219	60,069	10,492	70,561
Total liabilities	126,025	8,085	134,110	76,334	10,492	86,825
Total equity and liabilities	445,178	8,085	453,263	349,807	10,492	360,299

        The consolidated statements of changes in equity are not impacted by the restatements as there are no effects on net income.

Consolidated cash flow statement

	05-01-2012 - 04-30-2013		05-01-2012 - 04-30-2013	05-01-2011 - 04-30-2012		05-01-2011 - 04-30-2012
TSEK	As previously reported	Effect of restatement	As restated	As previously reported	Effect of restatement	As restated
Change in working capital
Change in other current liabilities	408	(2,407)	(1,999)	924	(1,318)	(394)

Cash flow from operating activities	(69,539)	(2,407)	(71,946)	(52,439)	(1,318)	(53,758)
Investing activities
Investments in intangible assets	(59,603)	2,407	(57,196)	(73,176)	1,318	(71,858)

Cash flow from investing activities	(59,795)	2,407	(57,388)	(76,090)	1,318	(74,772)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 33 Key Definitions

        Earnings per share:    Income for the period attributable to the equity holders of the Company divided by the weighted average number of shares, before and after dilution, in the period.

        Equity per share:    Equity as a ratio of the number of shares at the end of the period.

        Equity/asset ratio:    Equity as a ratio of total assets.

        Net liability:    Total borrowing (comprising the balance sheet items Short-term and Long-term borrowings and Liabilities to credit institutions) with deduction of liquid funds.

        Debt/equity ratio:    Net liability as a ratio of equity.

        Return on total capital:    Income before interest expenses pertaining to the average balance sheet total.

        Return on equity:    Income before tax as a ratio of average equity.

UNAUDITED INTERIM CONSOLIDATED INCOME STATEMENT

For the six-month period ended October 31

TSEK	Note	2013 May - Oct	2012 May - Oct
		Restated. See Note 7.	Restated. See Note 7.
Net sales		24	—
Capitalized development cost		15,484	26,486
Other operating income		4,353	96
Raw materials, consumables and goods for resale		(2,286)	(3,933)
Other external expenses		(27,627)	(31,804)
Employee benefit expenses		(21,827)	(19,560)
Depreciation/amortization and impairment		(2,479)	(2,547)
Other operating expenses		—	—

Operating income		(34,359)	(31,263)
Financial income		140	4
Financial expenses		(2,666)	(2,628)

Financial items, net		(2,526)	(2,625)
Income before taxes		(36,885)	(33,887)
Taxes	2	—	—

Income for the period		(36,885)	(33,887)
Income for the period attributable to:
Shareholders of the Company		(36,885)	(33,887)
Earnings per share before and after dilution, SEK		(0.45)	(0.58)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TSEK	Note	2013 May - Oct	2012 May - Oct
		Restated. See Note 7.	Restated. See Note 7.
Income for the period		(36,885)	(33,887)

Comprehensive income for the period		(36,885)	(33,887)
Comprehensive income for the period attributable to:
Shareholders of the Company		(36,885)	(33,887)
Comprehensive Earnings per share before and after dilution, SEK		(0.45)	(0.58)

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

For the six-month period ended October 31

TSEK	Note	10-31-2013	10-31-2012
		Restated. See Note 7.	Restated. See Note 7.
ASSETS
Non-current assets
Property, plant and equipment		24,243	28,165
Capitalized development cost	3	362,395	327,168
Other intangible assets		12,198	28,431
Financial assets		2	2

Total Non-current assets		398,838	383,766
Current assets
Inventories		1,853	887
Trade receivables		30	—
Other current receivables		2,726	2,311
Prepaid expenses and accrued income		2,792	2,080
Liquid assets		10,851	2,017

Total Current assets		18,252	7,295
TOTAL ASSETS		417,090	391,060
EQUITY
Equity attributable to shareholders of the Company
Share capital		8,177	5,724
Other capital provided		573,439	457,832
Retained earnings		(299,348)	(223,969)

Total equity		282,268	239,586
LIABILITIES
Non-current liabilities
Long-term borrowing		—	105,000
Other non-current liabilities		891	18,716

Total Non-current liabilities		891	123,716
Current liabilities
Liabilities to credit institutions		—	4,651
Short-term borrowings	4	105,000	—
Trade payables		4,052	6,991
Other current liabilities		1,692	1,506
Accrued expenses and prepaid income		23,187	14,611

Total Current liabilities		133,931	27,758
Total Liabilities		134,822	151,474
TOTAL EQUITY AND LIABILITIES		417,090	391,060
Contingent liabilities	5
Pledged assets	5

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six-month period ended October 31, 2013

	Attributable to shareholders of the Company
TSEK	Share capital	Other capital provided	Retained earnings	Total equity
Opening balance as of May 1, 2012	5,724	457,832	(190,082)	273,474
Comprehensive income for the period	—	—	(33,887)	(33,887)

Closing balance as of October 31, 2012	5,724	457,832	(223,969)	239,586
Opening balance as of May 1, 2012	5,724	457,832	(190,082)	273,474
Comprehensive income for the period	—	—	(72,381)	(72,381)
New share issue	2,453	120,205	—	122,658
Issue expenses	—	(4,598)	—	(4,598)

Closing balance as of April 30, 2013	8,177	573,439	(262,463)	319,153
Opening balance as of May 1, 2013	8,177	573,439	(262,463)	319,153
Comprehensive income for the period	—	—	(36,885)	(36,885)

Closing balance as of October 31, 2013	8,177	573,439	(299,348)	282,268

UNAUDITED INTERIM CONSOLIDATED CASH FLOW STATEMENT

For the six-month period ended October 31

TSEK		2013 May - Oct	2012 May - Oct
		Restated. See Note 7.	Restated. See Note 7.
Operating activities
Operating income before financial items		(34,359)	(31,263)
Depreciation/amortization		2,479	2,547
Disposals of tangible assets		—	—
Adjustments for income from divestiture of intangible assets		—	—
Interest received		140	4
Interest paid		(20)	(456)

Cash flow from operating activities before working capital changes		(31,759)	(29,167)
Change in working capital
Change in inventories		(966)	(597)
Change in trade receivables		(30)	—
Change in other current receivables		533	(482)
Change in trade payables		(3,033)	(3,291)
Change in other current liabilities		1,098	(1,964)

Cash flow from operating activities		(34,157)	(35,502)
Investing activities
Investments in intangible fixed assets		(17,887)	(37,082)
Divestiture of intangible fixed assets		—	—
Investments in property, plant and equipment		(62)	(4,281)

Cash flow from investing activities		(17,949)	(41,363)
Financing activities
Increase in liabilities to credit institutions		—	1,454
Decrease in liabilities to credit institutions		—	—
New share issue		—	—
Issue expenses		—	—
New loans	4	—	80,000
Repayment of loans		—	(4,600)

Cash flow from financing activities		0	76,854
Cash flow for the period		(52,106)	(11)
Cash and cash equivalents at the beginning of the period		62,956	2,028

Cash and cash equivalents at the end of the period		10,851	2,017

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Note 1 Accounting policies

        This report is established in accordance with IAS 34, Interim Financial Reporting and the Securities market Act. The consolidated accounts have been established in accordance with the International Financial Reporting Standards ("IFRS") such as they have been adopted by the EU and interpretations by the International Financial Reporting Interpretations Committee (IFRIC), RFR 1, Supplementary accounting regulations for Groups and the Annual Accounts Act. The Group accounting policies and calculation methods are unchanged compared to the ones described in the Annual Report for the fiscal year May 1, 2012 - April 30, 2013. The new and revised accounting policies applied by Oasmia since May 1, 2013, has not had any effect on Oasmia's financial reports. New or revised IFRS-standards or interpretations of IFRIC which have been adopted since May 1, 2013, have, beyond additional information regarding financial instruments as a result of the new IFRS 13, not had any effect on Oasmia's financial reports. Scope and character of financial assets and liabilities are in essence the same as of April 30, 2013. Similar to what was the case at the end of the previous fiscal year, carried amounts are the same as actual values. The Group currently only has one operating segment and does therefore not disclose any segment information.

Note 2 Taxes

        The Group has accumulated losses carried forward amounting to TSEK 336,605, last year TSEK 262,155. Of the total losses carried forward for the Group, TSEK 17,881, same as the year before are restricted for use through group contributions. This limitation will end by the 2014 tax assessment. The future tax effect of these losses carried forward has not been recorded as a deferred tax asset in the Balance Sheet.

Note 3 Capitalized development cost

        Capitalized development cost consists of the company's investments in clinical Phase III trials. The capitalization means that such costs are capitalized as an intangible asset. The accumulated assets per product candidate are disclosed below.

	2013-10-31	2012-10-31
TSEK	Restated. See Note 7.	Restated. See Note 7.
Paclical	271,654	245,812
Paccal Vet	90,741	81,357

Total	362,395	327,168

Note 4 Transactions with related parties

        No significant transactions with related parties have been performed in the period.

        As of October 31, 2013 Oasmia had a credit facility of TSEK 40,000, same as the year before, provided by the principal owner of the company, Alceco International SA. The interest rate on utilized credits is 5%. As of October 31, 2013, this credit was completely unutilized, also as of October 31, 2012.

        On October 31, 2013, Oasmia carried a loan from its second largest owner Nxt2b amounting to TSEK 105,000, same as the year before. As of October 31, 2013, the accrued interest cost for the borrowing was TSEK 7,699, the year before it was TSEK 2,452. Until December 31, the interest rate is

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 4 Transactions with related parties (Continued)

5% and will be paid when the loan is due. In November 2013, the loan was extended with one year and is now due on December 31, 2014, see Events after closing day.

Note 5 Contingent liabilities and Pledged assets

        The Company has made a floating charge of MSEK 8 to a bank as security for a MSEK 5 bank overdraft and limit for a MSEK 3 exchange derivative.

Note 6 Risk factors

        The Group is subjected to a number of different risks through its business. By creating awareness of the risks involved in the activities these risks can be limited, controlled and managed and at the same time as business opportunities can be utilized to increase earnings. The risks to Oasmia's business activities are described in the Annual report for the fiscal year May 1, 2012 - April 30, 2013. No additional risks beyond those described therein have been judged significant.

Note 7 Restatements

        Oasmia has restated its consolidated financial statements for the fiscal years ended April 30, 2013 and April 30, 2012 and for the six-month periods ending October 31, 2013 and 2012. The restatement is a consequence in order to correct the accrual of development costs that have been capitalized at the end of each reporting period. These changes have no effect on the net income but on the capitalized development costs and corresponding liabilities of the company. The effects of the restatements are summarized below.

Consolidated income statement

	2013 May - Oct		2013 May - Oct	2012 May - Oct		2012 May - Oct
TSEK	As previously reported	Effect of restatement	As restated	As previously reported	Effect of restatement	As restated
Capitalized development costs	14,006	1,478	15,484	27,184	(698)	26,486
Raw materials, consumables and goods for resale	(2,286)	—	(2,286)	(3,858)	(75)	(3,933)
Other external expenses	(26,148)	(1,478)	(27,627)	(32,577)	773	(31,804)

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 7 Restatements (Continued)

Consolidated statement of financial position

	10-31-2013		10-31-2013	10-31-2012		10-31-2012
TSEK	As previously reported	Effect of restatement	As restated	As previously reported	Effect of restatement	As restated
Assets
Capitalized development cost	352,832	9,564	362,395	317,375	9,794	327,168

Total non-current assets	389,274	9,564	398,838	373,972	9,794	383,766
Total assets	407,526	9,564	417,090	381,267	9,794	391,060
Liabilities
Accrued expenses and prepaid income	13,624	9,564	23,187	4,817	9,794	14,611

Total current liabilities	124,367	9,564	133,931	17,964	9,794	27,758
Total liabilities	125,258	9,564	134,822	141,680	9,794	151,474
Total equity and liabilities	407,526	9,564	417,090	381,267	9,794	391,060

        The consolidated statements of changes in equity are not impacted by the restatements as there are no effects on net income.

Consolidated cash flow statement

	2013 May - Oct		2013 May - Oct	2012 May - Oct		2012 May - Oct
TSEK	As previously reported	Effect of restatement	As restated	As previously reported	Effect of restatement	As restated
Change in working capital
Change in other current liabilities	(380)	1,478	1,098	(1,266)	(698)	(1,964)

Cash flow from operating activities	(35,635)	1,478	(34,157)	(34,804)	(698)	(35,502)
Investing activities
Investments in intangible fixed assets	(16,408)	(1,478)	(17,887)	(37,780)	698	(37,082)

Cash flow from investing activities	(16,471)	(1,478)	(17,949)	(42,061)	698	(41,363)

Oasmia Pharmaceutical AB

American Depositary Shares
Representing        Ordinary Shares
$      per Share

The date of this prospectus is        , 2014.

        Until                , 2014 (25 days after the commencement of this offering), all dealers that buy, sell or trade the Ordinary Shares or the ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.    Indemnification of Directors and Officers.

        Under the Swedish Companies Act, if a company directly indemnifies a member of the board of directors or an officer or otherwise holds him or her harmless, the amount expended will be regarded as salary upon which the Registrant must pay social charges and the director or the officer will also be liable for income tax on any such expended amount. Therefore, the Registrant maintains directors and officers insurance to insure such persons against certain liabilities incurred based on their capacity as a member of the board of directors or an executive officer.

        In the underwriting agreement, the underwriters will agree to indemnify, under certain conditions, the Registrant, members of the Registrant's board of directors, members of executive management and persons who control the Registrant within the meaning of the Securities Act, against certain liabilities.

Item 7.    Recent Sales of Unregistered Securities.

        On March 6, 2014, we issued an aggregate of 3,800,000 common shares, in a Swedish private placement transaction exempt from registration under the Securities Act. These common shares were initially sold in offshore transactions to international institutional investors and qualified investors in Sweden pursuant to Regulation S under the Securities Act. Carnegie Investment Bank acted as global coordinator for the private placements, for which it received customary fees. The proceeds from the private placement are intended to strengthen our working capital as well as finance the continued operations and further development of additional human and veterinary products based on our XR-17 technology.

Securities Sold	Date Sold	Consideration Per Share	Net Consideration	Exemption from Registration	Purchasers
3,800,000 Common shares	March 2014	SEK 19.00 per share	SEK 72,200,000	Regulation S	Non-U.S. Investors

Item 8.    Exhibits and Financial Statement Schedules.

Exhibit Number		Description of Exhibit
1.1	(1)	Form of Underwriting Agreement.
3.1		Articles of Association of Oasmia Pharmaceutical AB.
4.1	(1)	Form of specimen certificate evidencing ordinary shares.
4.2	(2)
		Form of Deposit Agreement among Oasmia Pharmaceutical AB, The Bank of New York Mellon, as the depositary bank and Owners and Holders of American Depositary Shares, including the form of American Depositary Receipt.
5.1	(1)	Opinion of Advokatfirman Lindahl KB as to the validity of the securities being offered under the laws of Oasmia Pharmaceutical AB's jurisdiction of organization.
10.1	(1)	Lease, dated December 12, 2008.
10.2	(1)	Lease, dated December 29, 2008.
10.3	(1)	Lease, dated December 29, 2008.
10.4	(1)	Lease, dated December 29, 2008.
10.5	(1)	Lease, dated December 29, 2008.

Exhibit Number		Description of Exhibit
10.6	(1)	Distribution Agreement between Oasmia Pharmaceutical AB and Abbott Laboratories, dated July 8, 2009.
10.7	(1)	First Amendment to Distribution Agreement between Oasmia Pharmaceutical AB and Abbott Laboratories, dated December 31, 2012.
10.8	(1)	Development, Supply and Exclusive License Agreement between Oasmia Pharmaceutical AB and Nippon Zenyaku Kogyo Co. Ltd., dated April 21, 2010.
10.9	(1)	Commercial Manufacturing and Supply Agreement between Baxter Oncology GmbH and Oasmia Pharmaceutical AB, dated February 16, 2011.
10.10	(1)	First Amendment to Commercial Manufacturing and Supply Agreement between Baxter Oncology GmbH and Oasmia Pharmaceutical AB, October 25, 2011.
10.11	(1)	Lease, dated February 22, 2011.
10.12	(1)	Supply and Exclusive License Agreement between Oasmia Pharmaceutical AB and Medison Pharma, LTD, dated May 9, 2011.
10.13	(1)	Supply and Exclusive Marketing, Sales and Distribution Agreement between Oasmia Pharmaceutical AB and Joint Stock Company "Pharmasyntez," dated February 1, 2013.
10.14	(1)	Non-Exclusive Toll Manufacturing Agreement between Oasmia Pharmaceutical AB and Syntagon AB, dated August 6, 2013.
21.1		List of Subsidiaries.
23.1	(1)	Consent of Ernst & Young AB
23.2	(1)	Consent of Advokatfirman Lindahl KB (included in Exhibit 5.1)
24.1	(1)	Powers of Attorney (included in the signature page to this Registration Statement)
99.1		Registrant's Application for Waiver of Requirements of Form 20-F, Item 8.A.4

(1)
To be filed in an amendment to this registration statement prior to effectiveness.

(2)
To be filed in a Registration Statement on Form F-6 with the Securities and Exchange Commission with respect to ADSs representing ordinary shares prior to the effectiveness of this registration statement.

Item 9.    Undertakings.

(a)
The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)
The undersigned Registrant hereby undertakes that:

(1)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Uppsala, Sweden, on May    , 2014.

OASMIA PHARMACEUTICAL AB
By:
	Name:	Julian Aleksov
	Title:	Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Julian Aleksov as his true and lawful attorney-in-fact and agent, with the full power of substitution, for him and in his name, place or stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Julian Aleksov	Chief Executive Officer (Principal Executive Officer) and Director	May , 2014
Julian Aleksov	Acting Chief Financial Officer (Principal Financial and Accounting Officer)	May , 2014
Joel Citron	Director and Chairman of the Board	May , 2014
Bo Cederstrand	Director	May , 2014

Signature	Title	Date

Horst Domdey	Director	May , 2014
Alexander Kotsinas	Director	May , 2014
Jan Lundberg	Director	May , 2014
Martin Nicklasson	Director	May , 2014

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF THE REGISTRANT

        Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Oasmia Pharmaceutical AB has signed this registration statement or amendment thereto on May     , 2014.

By:
	Name:	Joel Citron
	Title:	Authorized U.S. Representative

EXHIBIT INDEX

Exhibit Number		Description of Exhibit
1.1	(1)	Form of Underwriting Agreement.
3.1		Articles of Association of Oasmia Pharmaceutical AB.
4.1	(1)	Form of specimen certificate evidencing ordinary shares.
4.2	(2)
		Form of Deposit Agreement among Oasmia Pharmaceutical AB, The Bank of New York Mellon, as the depositary bank and Owners and Holders of American Depositary Shares, including the form of American Depositary Receipt.
5.1	(1)	Opinion of Advokatfirman Lindahl KB as to the validity of the securities being offered under the laws of Oasmia Pharmaceutical AB's jurisdiction of organization.
10.1	(1)	Lease, dated December 12, 2008.
10.2	(1)	Lease, dated December 29, 2008.
10.3	(1)	Lease, dated December 29, 2008.
10.4	(1)	Lease, dated December 29, 2008.
10.5	(1)	Lease, dated December 29, 2008.
10.6	(1)	Distribution Agreement between Oasmia Pharmaceutical AB and Abbott Laboratories, dated July 8, 2009.
10.7	(1)	First Amendment to Distribution Agreement between Oasmia Pharmaceutical AB and Abbott Laboratories, dated December 31, 2012.
10.8	(1)	Development, Supply and Exclusive License Agreement between Oasmia Pharmaceutical AB and Nippon Zenyaku Kogyo Co. Ltd., dated April 21, 2010.
10.9	(1)	Commercial Manufacturing and Supply Agreement between Baxter Oncology GmbH and Oasmia Pharmaceutical AB, dated February 16, 2011.
10.10	(1)	First Amendment to Commercial Manufacturing and Supply Agreement between Baxter Oncology GmbH and Oasmia Pharmaceutical AB, October 25, 2011.
10.11	(1)	Lease, dated February 22, 2011.
10.12	(1)	Supply and Exclusive License Agreement between Oasmia Pharmaceutical AB and Medison Pharma, LTD, dated May 9, 2011.
10.13	(1)	Supply and Exclusive Marketing, Sales and Distribution Agreement between Oasmia Pharmaceutical AB and Joint Stock Company "Pharmasyntez," dated February 1, 2013.
10.14	(1)	Non-Exclusive Toll Manufacturing Agreement between Oasmia Pharmaceutical AB and Syntagon AB, dated August 6, 2013.
21.1		List of Subsidiaries.
23.1	(1)	Consent of Ernst & Young AB
23.2	(1)	Consent of Advokatfirman Lindahl KB (included in Exhibit 5.1)

Exhibit Number		Description of Exhibit
24.1	(1)	Powers of Attorney (included in the signature page to this Registration Statement)
99.1		Registrant's Application for Waiver of Requirements of Form 20-F, Item 8.A.4

(1)
To be filed in an amendment to this registration statement prior to effectiveness.

(2)
To be filed in a Registration Statement on Form F-6 with the Securities and Exchange Commission with respect to ADSs representing ordinary shares prior to the effectiveness of this registration statement.